Confidential Draft No. 3 as confidentially submitted to the U.S. Securities and Exchange Commission on March 27, 2026. This draft registration statement has not been publicly filed with the U.S. Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. [*]

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ChainOn Group Limited

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Cayman Islands	7371	Not Applicable
(State or Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

21/F, G.D. Real Estate Tower, No. 143 Connaught Road Central,

Hong Kong SAR

+852 2297 2027

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

[*]

[*]

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Shane Wu, Esq. Ross D. Carmel, Esq. Avital Perlman, Esq. Sichenzia Ross Ference Carmel LLP 1185 Avenue of the Americas, 26th floor New York, NY 10036 Tel: 212-930-9700	Ying Li, Esq. Guillaume de Sampigny, Esq. Hunter Taubman Fischer & Li LLC 950 Third Avenue, 19th Floor New York, NY 10222 Tel: 212-530-2206

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an Offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same Offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same Offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same Offering. ☐

Indicate by check mark whether the Registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed or supplemented. We may not sell these securities until the Registration Statement filed with the U.S. Securities and Exchange Commission of which this prospectus is a part is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state or jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION, DATED [*], 2026

ChainOn Group Limited

[*] Class A Ordinary Shares

This is a firm commitment initial public offering of [*] Class A ordinary shares of ChainOn Group Limited (the “Company” or “we”, “us”), par value US$0.0004 per share (the “Class A Ordinary Shares”). The estimated initial public offering price for the Class A Ordinary Shares in the offering is expected to be between $[*] and $[*] per Class A Ordinary Share.

We will reserve the symbol “[*]” for purpose of listing our Class A Ordinary Shares on the New York Stock Exchange American (“NYSE American”) or Nasdaq Capital Market (“Nasdaq”). This offering is contingent upon the final approval from NYSE American or Nasdaq for our listing. There is no guarantee or assurance that our Class A Ordinary Shares will be approved for listing on NYSE American or Nasdaq. Further, there can be no assurance that the offering will be closed and our Class A Ordinary Shares will be trading on the NYSE American or Nasdaq. We will not proceed to consummate this offering if NYSE American or Nasdaq denies our listing.

We have a dual class share structure consisting of Class A Ordinary Shares, being the shares being offered to the public, and Class B Ordinary Shares, which are registered in the name of Invincible Legend Limited, a company wholly-owned by Mr. Wai Lun Lau. Immediately prior to the completion of this offering, we will have 24,000,000 Class A Ordinary Shares and 6,000,000 Class B Ordinary Shares issued and outstanding. Holders of Class A Ordinary Shares and Class B Ordinary Shares have the same rights except for voting and conversion rights. Each Class A Ordinary Share is entitled to one (1) vote. Each Class B Ordinary Share is entitled to twenty (20) votes and is convertible into one Class A Ordinary Share at any time at the option of the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances.

As a result of our dual class structure, the holders of the Class B Ordinary Shares will have control over [*]% of the entire issued voting shares of our Company at the close of the offering. See the risk factor entitled “Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A Ordinary Shares may view as beneficial” on page 31 for a discussion of material risks associated with our dual class structure.

Investing in our Class A Ordinary Shares involves a high degree of risk, including the risk of losing your entire investment. See “Risk Factors” beginning on page 14 of this prospectus to read about factors you should consider before buying our Class A Ordinary Shares.

Upon completion of this Offering, Invincible Legend Limited, a company wholly-owned by Mr. Wai Lun Lau, will be the beneficial owner of an aggregate of [*] Class A Ordinary Shares which will represent approximately [*]% of the then total issued and outstanding Class A Ordinary Shares, (assuming the underwriter does not exercise its over-allotment option), and the beneficial owner of [*] Class B Ordinary Shares, representing 100% of the total issued and outstanding Class B Ordinary Shares. As a result, Invincible Legend Limited will have the right to control [*]% of our voting rights. As a result, following the completion of this offering, we will be a “controlled company” within the meaning of NYSE American and Nasdaq’s listing rules. As a “controlled company,” we will be permitted to elect to rely, and may elect to rely, on certain exemptions from corporate governance requirements, including that: (1) a majority of our board of directors consists of “independent directors” as defined under the rules of NYSE American and Nasdaq; (2) our board of directors have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee purpose and responsibilities; and (3) our director nominations be made, or recommended to the full board of directors, by our independent directors or by a nominations committee that is composed entirely of independent directors and that we adopt a written charter or board resolution addressing the nominations process. Also, as long as Invincible Legend Limited beneficially owns a majority of the voting power of our outstanding ordinary shares, it will generally be able to control the outcome of matters submitted to our shareholders for approval, including the election of directors, without the approval of our other shareholders. We expect to qualify for and intend to continue to rely on exemptions from certain corporate governance requirements, including the controlled company exemption. See the risk factor entitled “We are a “controlled company” within the meaning of the rules of NYSE American and Nasdaq and, as a result, will rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies” and the sections titled “Management—Controlled Company” and “Principal Shareholders”, for further information.

We are a Cayman Islands exempted company with limited liability. As a holding company with no material operations, our operations are conducted by our indirect wholly-owned subsidiary, ChainOn Technology (HK) Limited (“ChainOn HK”, “Operating Subsidiary” or “Operating Entity”), in Hong Kong, a special administrative region of the People’s Republic of China (the “PRC”). This is an offering of the Class A Ordinary Shares of ChainOn Group Limited, the holding company incorporated in the Cayman Islands, instead of shares of ChainOn HK, our Operating Subsidiary in Hong Kong. You may never directly hold any equity interest in our Operating Subsidiary.

We and our subsidiaries are not based in mainland China and do not have operations in mainland China. We currently do not have or intend to set up any subsidiary in mainland China, and do not foresee the need to enter into any contractual arrangements with a variable interest entity (“VIE”) to establish a VIE structure in mainland China. For the six months ended October 31, 2025, we generated 100.0% of our revenues from Hong Kong. For the years ended April 30, 2025 and 2024, we generated 100.0% and 100.0% of our revenues from Hong Kong, respectively. Pursuant to the Basic Law of the Hong Kong Special Administrative Region (the “Basic Law”), which is a national law of the PRC and the constitutional document for Hong Kong, national laws of the PRC shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law and applied locally by promulgation or local legislation. The Basic Law expressly provides that the national laws of the PRC which may be listed in Annex III of the Basic Law shall be confined to those relating to defense and foreign affairs as well as other matters outside the autonomy of Hong Kong. The basic policies of the PRC regarding Hong Kong as a special administrative region of the PRC are reflected in the Basic Law, providing Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems”.

However, in light of the PRC government’s recent expansion of authority in Hong Kong, we are subject to uncertainty about any future actions of the PRC government or authorities in Hong Kong, and all the material legal and operational risks associated with being based in and having operations in the PRC also apply to operations in Hong Kong. There is no assurance that there will not be any changes in the economic, political and legal environment in Hong Kong. The PRC government may intervene or influence our current and future operations in Hong Kong at any time, or may exert more control over offerings conducted overseas and/or foreign investment in issuers like ourselves. Such governmental actions, if and when they occur: (i) could significantly limit or completely hinder our ability to continue our operations; (ii) could significantly limit or hinder our ability to offer or continue to offer our Class A Ordinary Shares to investors; and (iii) may cause the value of our Class A Ordinary Shares to significantly decline or become worthless.

The legal and operational risks associated in operating in the PRC also apply to our operations in Hong Kong, and we face the risks and uncertainties associated with the complex and evolving PRC laws and regulations and as to whether and how the recent PRC government statements and regulatory developments, such as those relating to data and cyberspace security, and anti-monopoly concerns, would be applicable to ChainOn HK and us, given ChainOn HK’s substantial operations in Hong Kong and the possibilities that PRC government may exercise significant oversight over the conduct of business in Hong Kong. In the event that ChainOn HK is to become subject to laws and regulations of the PRC, these risks could result in material costs to ensure compliance, fines, material changes in our operations and/or the value of the securities we are registering for sale, and/or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

We are also aware that recently the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in mainland China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over mainland Chinese companies listed overseas using a VIE structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. In addition, due to long arm provisions under the current PRC laws and regulations, there remains regulatory uncertainty with respect to whether in the future we will be required to obtain approvals from the PRC authorities to operate our business or list on the U.S. exchanges and offer securities. If we and our subsidiaries (i) do not receive or maintain such permissions or approvals, should such approvals be required in the future by the PRC government, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future, our operations and financial condition could be materially adversely affected, and our ability to offer securities to investors could be significantly limited or completely hindered and the securities currently being offered may substantially decline in value and become worthless. We believe that, as of the date of this prospectus, (i) the Company does not, directly or indirectly, own or control any entity or subsidiary in mainland China, nor is it controlled by any mainland Chinese company or individual directly or indirectly; (ii) the Company and its subsidiaries do not have any business operations in mainland China; (iii) the Company currently does not have or intend to set up any subsidiary or enter into any contractual arrangements to establish a variable interest entity structure with any entity in mainland China; (iv) none of the clients of the Company and its subsidiaries are located in mainland China and, (v) it does not have any operation in the PRC, nor does it have any partnership or cooperation with any PRC entity or individual; (vi) it currently does not have, nor does it plan to have, any investment, such as owning or leasing any asset, in the PRC; (vii) it has not employed any PRC natural persons; and (viii) no revenue of the Company is generated from the PRC, and have not engaged in any data processing related to the collection, storage, use, or processing of personal information of personnel within PRC for the purpose of providing services to personnel within PRC. Based on the Company’s confirmation, our PRC counsel China Commercial Law Firm advised us that the Company is not required to obtain approvals from the PRC authorities to operate our business or list on the U.S. exchanges and offer securities; specifically, we are currently not required to obtain any permission or approval from the China Securities Regulatory Commission (the “CSRC”), the Cyberspace Administration of China (the “CAC”) or any other PRC governmental authority to operate our business or to list our securities on a U.S. securities exchange or issue securities to foreign investors. The laws and regulations of mainland China do not currently have any material impact on our business, financial condition or results of operations and we are currently not subject to the PRC government’s direct influence or discretion over the manner in which we conduct our business activities outside of mainland China.

Nevertheless, since these statements and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also highly uncertain what potential impact such modified or new laws and regulations will have on our Company’s daily business operation, its ability to accept foreign investments and the listing of our Class A Ordinary Shares on a U.S. or other foreign exchanges. If there is significant change to current political arrangements between mainland China and Hong Kong, the PRC government intervenes or influences operations of companies operated in Hong Kong like us, or exerts more control through change of laws and regulations over offerings conducted overseas and/or foreign investment in issuers like us, it may result in a material change in our operations and/or the value of the securities we are registering for sale or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our Class A Ordinary Shares to significantly decline or become worthless. See “Risk Factors - The Chinese regulatory authorities could disallow our organizational structure, which would likely result in a material change in our operations and/or a material change in the value of the securities we are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless and “Risk Factors — Risks Related to Doing Business in Hong Kong” beginning on page 20 of this prospectus for more information.

In addition, our Class A Ordinary Shares may be prohibited from trading on a national exchange or over-the-counter market under the Holding Foreign Companies Accountable Act (the “HFCA Act”) if the Public Company Accounting Oversight Board (United States) (the “PCAOB”) is unable to inspect our auditors for three consecutive years. Pursuant to the HFCA Act, the PCAOB issued a Determination Report on December 16, 2021 which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (i) mainland China of the PRC, and (ii) Hong Kong; and such report identified the specific registered public accounting firms which are subject to these determinations. On August 26, 2022, the PCAOB signed a Statement of Protocol with the CSRC and China’s Ministry of Finance (the “PRC MOF”) in respect of cooperation on the oversight of PCAOB-registered public accounting firms based in mainland China and Hong Kong. Pursuant to the Statement of Protocol, the PCAOB conducted inspections on select registered public accounting firms subject to the Determination Report in Hong Kong between September 2022 and November 2022. On December 15, 2022, the PCAOB board announced that it has completed the inspections, determined that it had complete access to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, and voted to vacate the Determination Report. Our current registered public accounting firm, J&S Associate PLT, is headquartered in Malaysia. J&S Associate PLT is currently registered with the PCAOB and is subject to the PCAOB inspections on a regular basis. Notwithstanding the foregoing, in the event that, in the future, the PCAOB determines that it is not able to fully conduct inspections of our auditor for three consecutive years, or the PCAOB re-evaluates its determination as a result of any obstruction with the implementation of the Statement of Protocol in the future, trading of our securities on a national securities exchange or in the over-the counter market may be prohibited under the HFCA Act and our access to the U.S. capital markets may be limited or restricted. In addition, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (the “AHFCAA”), which, if passed by the U.S. House of Representatives and signed into law, would reduce the period of time for foreign companies to comply with the PCAOB audits to two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading. On December 29, 2022, the Consolidated Appropriations Act, 2023 (the “CAA”) was signed into law by President Biden. The CAA contained, among other things, an identical provision to the AHFCAA, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two.

The delisting of our Class A Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. See “Risk Factors — Risks Relating to Doing Business in Hong Kong - A recent joint statement by the SEC and the PCAOB, rule changes by Nasdaq, and the HFCAA all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB.” on page 27 of this prospectus for more information.

We are permitted under the laws of Cayman Islands to provide funding to our subsidiary ChainOn HK through loans or capital contributions without restrictions on the amount of the funds. There are no restrictions or limitation under the laws of Cayman Islands on our Company’s ability to distribute earnings from its businesses, including subsidiaries, to the U.S. investors. ChainOn HK is permitted under the laws of Hong Kong to provide funding to our Company through dividend distribution without restrictions on the amount of the funds. Both our Company and ChainOn HK currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business and do not anticipate declaring or paying any dividends in the foreseeable future. Neither our Company or its subsidiaries has any dividend payout policy, and each entity needs to comply with applicable law or regulations with respect to transfer of funds, dividends and distributions with other entities. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments. As of the date of this prospectus, ChainOn HK does not have any history of declaring dividends, and none of our subsidiaries have made any dividends or distributions to the Company. In addition, the Company has not made any dividends or distributions to its shareholders and no dividends, transfers or distributions have been made between any of our subsidiaries. There are no restrictions or limitation under the laws of Hong Kong imposed on the conversion of HKD into foreign currencies and the remittance of currencies out of Hong Kong. See “Dividend Policy” on page 38 and “Risk Factors – Risks Relating to Doing Business in Hong Kong – In the event the PRC government restricts or prohibits cash transfers from Hong Kong, our ability to distribute earnings and pay dividends may be impeded, thus limiting our ability to grow our business or receive earnings to the detriment of our investors.” on page 23 of this prospectus for more information.

We are an “emerging growth company” as defined under the federal securities laws and will be subject to reduced public company reporting requirements. See “Risk Factors” and “Prospectus Summary— Implications of Our Being an Emerging Growth Company” on pages 14 and 9, respectively.

Neither the SEC nor any state securities commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus does not constitute, and there will not be, an offering of securities to the public in the Cayman Islands.

	Per Class A Ordinary Share		Total Without Over-Allotment Option		Total With Over-Allotment Option
Public offering price (1)	$	[*]	$	[*]	$	[*]
Underwriting discounts (2)	$	[*]	$	[*]	$	[*]
Proceeds to us before offering expenses (3)	$	[*]	$	[*]	$	[*]

(1)	Assumed an initial public offering price of $[*] per Class A Ordinary Share, being the midpoint of the range set forth on the cover page of this registration statement.
(2)	Represents underwriting discounts equal to five and half percent (5.5%) per Class A Ordinary Share.
(3)	The total estimated expenses related to this offering are set forth in the section entitled “Expenses Relating to This Offering.” We have agreed to reimburse the representative for certain expenses. See “Underwriting” on page 97 of this prospectus for a description of these arrangements.

We have granted the underwriters a 45-day option to purchase up to 15% of the total number of our Class A Ordinary Shares to be offered by us pursuant to this offering, solely for the purpose of covering overallotments, at the initial public offering price less the underwriting discount.

The underwriter expects to deliver our Class A Ordinary Shares to purchasers in this offering on or about [●], 2026, subject to satisfaction of customary closing conditions.

The date of this prospectus is [●], 2026

Until [●], 2026 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade our Class A Ordinary Shares, whether or not participating in this Offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.

You should not assume that the information contained in the Registration Statement of which this prospectus is a part is accurate as of any date other than the date hereof, regardless of the time of delivery of this prospectus or of any sale of the Class A Ordinary Shares being registered in the Registration Statement of which this prospectus forms a part.

No dealer, salesperson or any other person is authorized to give any information or make any representations in connection with this Offering other than those contained in this prospectus and, if given or made, the information or representations must not be relied upon as having been authorized by us. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the securities offered by this prospectus, or an offer to sell or a solicitation of an offer to buy any securities by anyone in any jurisdiction in which the offer or solicitation is not authorized or is unlawful.

i

ABOUT THIS PROSPECTUS

Neither we nor the underwriter have authorized anyone to provide you with any information or to make any representations other than as contained in this prospectus or in any related free writing prospectus. Neither we, nor the underwriter take responsibility for, nor provide any assurance about the reliability of, any information that others may give you. This prospectus is an offer to sell only the securities offered hereby, and only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the securities. Our business, financial condition, results of operations and prospects may have changed since that date.

For investors outside the United States: neither we, nor the underwriter have done anything that would permit this Offering or possession or distribution of this prospectus in any jurisdiction, other than the United States, where action for that purpose is required. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the Offering of the Class A Ordinary Shares and the distribution of this prospectus outside the United States.

We are incorporated under the laws of Cayman Islands as an exempted company with limited liability and all of our outstanding securities are owned by non-U.S. residents. Under the rules of the SEC, we currently qualify for treatment as a “foreign private issuer.” As a foreign private issuer, we will not be required to file periodic reports and financial statements with the SEC, as frequently or as promptly as domestic registrants whose securities are registered under the Securities Exchange Act of 1934, as amended, or the Exchange Act.

This reorganization of the Company was completed on November 12, 2025.

Unless otherwise indicated, all financial information contained in this prospectus is prepared and presented in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”).

Certain amounts, percentages and other figures included in this prospectus have been subject to rounding adjustments. Accordingly, amounts, percentages and other figures shown as totals in certain tables or charts may not be the arithmetic aggregation of those that precede them and amounts and figures expressed as percentages in the text may not total 100% or, when aggregated may not be the arithmetic aggregation of the percentages that precede them.

Our reporting currency is the U.S. dollar. We make no representation that the Hong Kong dollar or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or Hong Kong dollars, as the case may be, at any particular rate or at all.

This prospectus contains translations of certain HK$ amounts into U.S. dollar amounts at specified rates solely for the convenience of the reader. The relevant exchange rates are listed below:

	As of October 31,	As of April 30,
	2025	2025	2024
Year-end HK$: US$ spot rates	7.77	7.75	7.82

	For the Six Months Ended October 31,
	2025	2024
Period Average HK$: US$ exchange rates	7.81	7.80

	For the Year Ended April 30,
	2025	2024
Period Average HK$: US$ exchange rates	7.78	7.82

Numerical figures included in this prospectus have been subject to rounding adjustments. Accordingly, numerical figures shown as totals in various tables may not be arithmetic aggregations of the figures that precede them.

1

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that relate to our current expectations and views of future events. These forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business.” These statements relate to events that involve known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, these forward-looking statements can be identified by words or phrases such as “believe,” “plan,” “expect,” “intend,” “should,” “seek,” “estimate,” “will,” “aim” and “anticipate” or other similar expressions, but these are not the exclusive means of identifying such statements. All statements other than statements of historical facts included in this document, including those regarding future financial position and results, business strategy, plans and objectives of management for future operations (including development plans and dividends) and statements on future industry growth are forward-looking statements. In addition, we and our representatives may from time to time make other oral or written statements which are forward-looking statements, including in our periodic reports that we will file with the SEC, other information sent to our shareholders and other written materials.

These forward-looking statements are subject to risks, uncertainties and assumptions, certain of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Risk Factors” and the following:

●	our business and operating strategies and our various measures to implement such strategies;

●	our operations and business prospects, including development and capital expenditure plans for our existing business;

●	changes in policies, legislation, regulations or practices in the industry and place in which we operate that may affect our business operations;

●	our financial condition, results of operations and dividend policy;

●	changes in political and economic conditions and competition in the business in which we operate;

●	the regulatory environment and industry outlook in general;

●	catastrophic losses from man-made or natural disasters, such as fires, floods, windstorms, earthquakes, diseases, epidemics, other adverse weather conditions or natural disasters, war, international or domestic terrorism, civil disturbances and other political or social occurrences;

●	the loss of key personnel and the inability to replace such personnel on a timely basis or on terms acceptable to us;

●	the overall economic environment and general market and economic conditions in Hong Kong;

●	changes in the need for capital and the availability of financing and capital to fund those needs;

●	our ability to anticipate and respond to changes in consumer performances, tastes and trends; and

●	legal, regulatory and other proceedings arising out of our operations.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the Registration Statement, of which this prospectus is a part, completely and with the understanding that our actual future results or performance may be materially different from what we expect.

2

DEFINITIONS

“Articles of Association” or “Articles”	means the amended and restated articles of association of our Company adopted on January 27, 2026, as amended from time to time, a copy of which is filed as Exhibit 3.1 to this Registration Statement.

“Business Day”	means a day (other than a Saturday, Sunday or public holiday in the U.S.) on which licensed banks in the U.S. are generally open for normal business to the public.

“ChainOn HK” or “Operating Subsidiary”	means ChainOn Technology (HK) Limited, a company incorporated in Hong Kong.

“BVI”	means the British Virgin Islands.

“China” or the “PRC”	means the People’s Republic of China, including the special administrative regions of Hong Kong.

“Class A Ordinary Share(s)”	means ordinary class A share(s) with par value of US$0.0004 each of our Company and with the right to one (1) vote per ordinary share and no right of convertibility into Class B Ordinary Shares under any circumstances.

“Class B Ordinary Share(s)”	means class B ordinary share(s) with par value of US$0.0004 each of our Company and with the right to twenty (20) votes per ordinary share and the right of convertibility into Class A Ordinary Shares at any time at the option of the holder thereof on a 1 to 1 basis.

“Companies Act”	means the Companies Act (as revised) of the Cayman Islands, as amended, supplemented or otherwise modified from time to time.

“Companies Ordinance”	means the Companies Ordinance (Chapter 622 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time.

“Company”, “the Company”, “our Company” or “ChainOn”	means ChainOn Group Limited, a company incorporated in the Cayman Islands as an exempted company with limited liability on October 9, 2025.

“Employees’ Compensation Ordinance”	means the Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time.

“Invincible Legend Limited”	means Invincible Legend Limited, a company incorporated in the BVI with limited liability and wholly-owned by Mr. Wai Lun Lau.

“Exchange Act”	means the United States Securities Exchange Act of 1934, as amended.

“FINRA”	means the Financial Industry Regulatory Authority, Inc.

“ChainOn BVI”	means ChainOn Technology Limited, a company incorporated in the BVI with limited liability and wholly-owned by our Company.

“HK$,” “Hong Kong dollars” or “HK dollars”	means Hong Kong dollars, the lawful currency of Hong Kong.

“IoT”	means Internet of Thing.

“Independent Third Party(ies)”	means a person or company who or which is independent of and is not a 5% beneficial owner (as defined in Rule 13d-3 promulgated under the Exchange Act) of, does not control and is not controlled by or under common control with any 5% owner and is not the spouse or descendant (by birth or adoption) of any 5% beneficial owner of the Company.

“IPO”	means initial public offering.

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“IT”	means information technology.

“Layer-2” network	means secondary or auxiliary network protocols that operate on top of an underlying blockchain or base layer, designed to process certain transactions or computational activities outside the primary chain while ultimately relying on the security assumptions or settlement functions of the base layer.

“Limitation Ordinance”	means the Limitation Ordinance (Chapter 347 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time.

“Listing”	means the listing of our Class A Ordinary Shares on the NYSE American or Nasdaq and other national securities exchange.

“Mandatory Provident Fund Schemes Ordinance”	means the Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time.

“Memorandum of Association” or “Memorandum”	means the amended and restated memorandum of association of our Company adopted on [date of adoption] and as supplemented, amended or otherwise modified from time to time, a copy of which is filed as Exhibit 3.1 to our Registration Statement of which this prospectus forms a part.

“Minimum Wage Ordinance”	means the Minimum Wage Ordinance (Chapter 608 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time.

“MPF”	means mandatory provident fund to be contributed by an employer in accordance with the Mandatory Provident Fund Schemes Ordinance.

“MPF Authority”	means the Mandatory Provident Fund Scheme Authority of Hong Kong.

“Offering”	means the offer of Class A Ordinary Shares by our Company pursuant to this prospectus.

“Regulation S”	means Regulation S under the U.S. Securities Act.

“Sarbanes Oxley Act”	means The Sarbanes-Oxley Act of 2002.

“SEC”	means the United States Securities and Exchange Commission.

“Securities Act”	means the Securities Act of 1933, as amended.

“Share Subdivision”	means the share subdivision which resulted in the authorized share capital of the Company becoming US$50,000 divided into (i) 100,000,000 Class A Ordinary Shares of par value of US$0.0004 each, and (ii) 25,000,000 Class B Ordinary Shares of par value US$0.0004 each, effective January 27, 2026.

“SME”	means small and medium-sized enterprise (SME)

“U.S.,” “United States” or “US”	means the United States of America.

“US$” or “U.S. dollars”	means United States dollars, the lawful currency of the United States of America.

“Web3 technologies”	means internet-based technologies that incorporate decentralized or distributed network architectures, including but not limited to blockchain and related ledger frameworks, which used to support certain types of digital applications and data processing models.

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary may not contain all of the information that may be important to you, and we urge you to read this entire prospectus carefully, including the “Risk Factors,” “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections and our combined financial statements and notes to those statements, included elsewhere in this prospectus, before deciding to invest in our Class A Ordinary Shares. This prospectus includes forward-looking statements that involve risks and uncertainties. See “Special Note Regarding Forward-Looking Statements” on page 2.

Overview

ChainOn Technology (HK) Limited, our Operating Subsidiary, was incorporated in Hong Kong on December 29, 2017 under the name Success Illusion Limited. In our early stage of operations, the Operating Subsidiary focused on the development, sales, and maintenance of enterprise-grade servers and related hardware. On July 19, 2019, our Operating Subsidiary formally changed its name to ChainOn Technology (HK) Limited to reflect our ambition to expand beyond hardware into integrated technology services.

Currently, our Operating Subsidiary provides comprehensive technology services, leveraging our expertise in Web3 technologies, cloud infrastructure, and our end-to-end service model with a client-centric project management approach to deliver customized software development and technology solutions. We primarily operate through two service lines:

(1)	Project Development Services.

(2)	Advisory and Support Services: (i) project monthly maintenance services; and (ii) hardware monthly maintenance services.

Our Competitive Strengths

The market for integrated technology-services is highly competitive, and we anticipate this competition will intensify. However, we believe the following key strengths set us apart from our competitors and will continue to drive our growth and success:

●	Blockchain Expertise. Our Operating Subsidiary has established capabilities in developing secure, decentralized, and adaptable blockchain applications and smart contracts across multiple industries.

●	Comprehensive Technology Services. Our Operating Subsidiary provides end-to-end solutions spanning blockchain applications, cloud hosting technology, hardware maintenance, and project maintenance, enabling us to deliver integrated technology services.

●	Client-Centric Operations. Our Operating Subsidiary maintains direct engagement with clients throughout the project lifecycle. By combining agile development methodologies with ongoing maintenance and support, we aim to promote operational continuity and long-term client relationships.

●	Technical Expertise. Our Operating Subsidiary’s team includes both in-house professionals and outsourced specialists with skills in blockchain, software development, and cloud infrastructure, as well as experience in the ongoing maintenance of deployed systems.

●	Regional Presence with Growth Potential. Our Operating Subsidiary has developed a strong knowledge base and client network in the Hong Kong market, while maintaining the infrastructure and capacity to expand our services to other Asia-Pacific markets as opportunities arise.

Our Growth Strategies

We and our Operating Entity have developed and plan to implement the following strategies to drive the expansion and growth of our business:

●	Expand Blockchain Solutions Offerings. We plan to continue developing and enhancing blockchain applications for e-commerce, IoT, and customer relationship management (CRM) systems to address evolving client needs and broaden our service scope.

●	Develop Proprietary Software Products. We intend to design and explore proprietary software solutions, including enterprise resource planning (ERP) systems with potential advanced automation features, to diversify our revenue streams and capture emerging market opportunities.

●	Strengthen Client Engagement. We seek to deepen relationships with existing clients by providing ongoing project support, maintenance services, and technical consultation, which we believe may foster client loyalty and generate recurring business.

●	Explore Strategic Partnerships. We aim to identify and establish collaborations with technology vendors, including those in Southeast Asia, to enhance our ability to fulfill client requirements, support proprietary product development, reduce operational costs, and improve profit margins.

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Corporate Information

We were incorporated in the Cayman Islands on October 9, 2025. Our registered office in the Cayman Islands is located at 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009, Cayman Islands. Our administrative office is located at 21/F, G.D. Real Estate Tower, No. 143 Connaught Road Central, Hong Kong SAR. Our telephone number is +852 2297 2027. The information contained on our website (www.chainontech.com) does not form part of this prospectus. Our agent for service of process in the United States is [*], [*].

Risks and Challenges

Investing in our Class A Ordinary Shares involves risks. You should carefully read and consider all of the information contained in this prospectus (including in “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our combined financial statements and the notes thereto) before making an investment decision.

For example, see “Risk Factors Relating to Doing Business in Hong Kong” beginning on page 20 for a detailed discussion about the number of risks relating to an investment in our Company arising from the legal system in China, including but not limited to:

-	Through long arm provisions under the current PRC laws and regulations, the PRC government may exercise significant oversight over the conduct of our business, which could result in a material change in our operations and/or the value of our Class A Ordinary Shares. Changes in the policies, regulations and rules and the enforcement of laws of the Chinese government may also occur and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain. To the extent any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected and such measures could materially decrease the value of our Class A Ordinary Shares, potentially rendering them worthless – see “Risk Factors –Through long arm provisions under the current PRC laws and regulations, the PRC government may exercise significant oversight over the conduct of our business, which could result in a material change in our operations and/or the value of our Class A Ordinary Shares. Changes in the policies, regulations and rules and the enforcement of laws of the Chinese government may also occur and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain. To the extent any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected and such measures could materially decrease the value of our Class A Ordinary Shares, potentially rendering them worthless” on page 21.
-	In the event the PRC government restricts or prohibits cash transfers from Hong Kong, our ability to distribute earnings and pay dividends may be impeded, thus limiting our ability to grow our business or receive earnings to the detriment of our investors – see “Risk Factors – In the event the PRC government restricts or prohibits cash transfers from Hong Kong, our ability to distribute earnings and pay dividends may be impeded, thus limiting our ability to grow our business or receive earnings to the detriment of our investors” on page 23.
-	The Chinese regulatory authorities could disallow our organizational structure, which would likely result in a material change in our operations and/or a material change in the value of the securities we are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless – see “Risk Factors –The Chinese regulatory authorities could disallow our organizational structure, which would likely result in a material change in our operations and/or a material change in the value of the securities we are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless” on page 23.
-	We may become subject to a variety of PRC laws and other regulations regarding data protection or cybersecurity, and any failure to comply with applicable laws and regulations could have a material and adverse effect on our business, financial condition and results of operations – see “Risk Factors –We may become subject to a variety of PRC laws and other regulations regarding data protection or cybersecurity, and any failure to comply with applicable laws and regulations could have a material and adverse effect on our business, financial condition and results of operations” on page 23.
-	The Opinions recently issued by the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council and the New Overseas Listing Rules promulgated by the CSRC may subject us to additional compliance requirements in the future – see “Risk Factors –The Opinions recently issued by the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council and the New Overseas Listing Rules promulgated by the CSRC may subject us to additional compliance requirements in the future” on page 25.
-	The Hong Kong legal system is subject to uncertainties in the interpretation and enforcement of PRC laws and regulations – see “Risk Factors –The Hong Kong legal system is subject to uncertainties in the interpretation and enforcement of PRC laws and regulations” on page 26.
-	We may be affected by adverse changes in the political, economic, regulatory or social conditions in Hong Kong – see “Risk Factors –We may be affected by adverse changes in the political, economic, regulatory or social conditions in Hong Kong” on page 27.
-	A joint statement by the SEC and the PCAOB, rule changes by Nasdaq, and the HFCAA all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB – see “Risk Factors –A joint statement by the SEC and the PCAOB, rule changes by Nasdaq, and the HFCAA all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB” on page 27.
-

Directors and Officers of the Company will be subject to new public reporting obligations under the Holding Foreign Insiders Accountable Act, which may increase compliance costs, reputational risks, and regulatory enforcement risks – see “Risk Factors –Directors and Officers of the Company will be subject to new public reporting obligations under the Holding Foreign Insiders Accountable Act, which may increase compliance costs, reputational risks, and regulatory enforcement risks” on page 36.

The risks summarized below are qualified by reference to “Risk Factors” beginning on page 14 of this prospectus, which you should carefully consider before making a decision to invest in our Class A Ordinary Shares. If any of these risks actually occurs, our business, financial condition or results of operations would likely be materially adversely affected. In such case, the trading price of our Class A Ordinary Shares would likely decline, and you may lose all or part of your investment. In reviewing this prospectus, you should bear in mind that past results are no guarantee of future performance. See “Special Note Regarding Forward-Looking Statements” on page 2 for a discussion of forward-looking statements, and the significance of forward-looking statements in the context of this prospectus.

The following is a summary of what our management views as our most significant risk factors including but not limited to the following:

-	We and our Operating Entity have a limited operating history. It will be difficult for you to evaluate our current business performance and future prospects and may increase the risks associated with your investment – see “Risk Factors –We and our Operating Entity have a limited operating history. It will be difficult for you to evaluate our current business performance and future prospects and may increase the risks associated with your investment” on page 14.
-	If our customers are unable to execute user acceptance test or are unsatisfactory of the results therein, our business, financial condition and results of operations could be adversely affected – see “Risk Factors –If our customers are unable to execute user acceptance test or are unsatisfactory of the results therein, our business, financial condition and results of operations could be adversely affected” on page 15.
-	Our Operating Entity relies on its ability to attract new customers and retain existing customers, and any failure to do so could materially and adversely affect our business, financial condition, and results of operations – see “Risk Factors – Our Operating Entity relies on its ability to attract new customers and retain existing customers, and any failure to do so could materially and adversely affect our business, financial condition, and results of operations” on page 16.
-	Our Operating Entity is exposed to risks related to concentration of earnings, and it may have a material adverse effect on our financial condition and results of operations – see “Risk Factors – Our Operating Entity is exposed to risks related to concentration of earnings, and it may have a material adverse effect on our financial condition and results of operations” on page 17.
-	Our Operating Entity had customer concentration, with a significant portion of our revenues and accounts receivable attributable to a limited number of major customers – see “Risk Factors – Our Operating Entity had customer concentration, with a significant portion of our revenues and accounts receivable attributable to a limited number of major customers” on page 17.
-	Our Operating Entity relies on a limited number of suppliers to support our project development services and advisory and support services, and any disruption in these relationships could materially and adversely affect our business – see “Risk Factors –Our Operating Entity relies on a limited number of suppliers to support our project development services and advisory and support services, and any disruption in these relationships could materially and adversely affect our business” on page 17.
-	The economic, political and social conditions of the PRC as well as its government policies may adversely affect our business and results of operations – see “Risk Factors –The economic, political and social conditions of the PRC as well as its government policies may adversely affect our business and results of operations” on page 20.

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Holding Foreign Companies Accountable Act

The Holding Foreign Companies Accountable Act, or HFCA, Act was enacted on December 18, 2020. The HFCA Act states if the United States Securities and Exchange Commission, or the SEC or the Securities and Exchange Commission, determines that a company has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the Public Company Accounting Oversight Board of the United States, or PCAOB, for two consecutive years beginning in 2021, the SEC shall prohibit the company’s shares from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On June 22, 2021, the U.S. Senate passed a bill which, if passed by the U.S. House of Representatives and signed into law, would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two years. Our auditor, J&S Associate PLT, is the independent registered public accounting firm that has issued the audit report included in this prospectus. J&S Associate PLT is registered with the PCAOB and, as such, is subject to the laws of the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with applicable professional standards. J&S Associate PLT is headquartered in Malaysia.

Recent Regulatory Developments in the PRC

Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in China, including cracking down on certain illegal activities in the securities market, enhancing supervision over Chinese-based companies listed overseas using a VIE structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding efforts in anti-monopoly enforcement.

For example, on June 10, 2021, the Standing Committee of the National People’s Congress enacted the PRC Data Security Law, which took effect on September 1, 2021. The law requires data collection to be conducted in a legitimate and proper manner, and stipulates that, for the purpose of data protection, data processing activities must be conducted based on data classification and hierarchical protection system for data security. In light of recent events indicating greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, we may be subject to a variety of PRC laws, changes in regulatory actions in Hong Kong and other obligations regarding data protection and any other rules, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business and the offering. It remains uncertain as to how any such regulatory measures will be interpreted or implemented. See more detailed discussion of this risk factor on page 14 of this prospectus.

On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on certain illegal activities in the securities markets to promote the high-quality development of the capital markets, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over Chinese-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws.

On August 20, 2021, the 30th meeting of the Standing Committee of the 13th National People’s Congress voted and passed the “Personal Information Protection Law of the People’s Republic of China,” or “PRC Personal Information Protection Law,” which became effective on November 1, 2021. The PRC Personal Information Protection Law applies to the circumstances that processing of personal information of natural persons within the territory of China and that is carried out outside of China where (1) such processing is for the purpose of providing products or services for natural persons within China, (2) such processing is to analyze or evaluate the behavior of natural persons within China, or (3) there are any other circumstances stipulated by related laws and administrative regulations.

On December 28, 2021, the CAC jointly with the relevant authorities formally published Measures for Cybersecurity Review (2021) which took effect on February 15, 2022, replacing the former Measures for Cybersecurity Review (2020) issued on April 13, 2020. Measures for Cybersecurity Review (2021) stipulates that operators of critical information infrastructure purchasing network products and services, and online platform operators (together with the operators of critical information infrastructure, the “Operators”) carrying out data processing activities that affect or may affect national security, shall conduct a cybersecurity review, and any online platform operator who controls more than one million users’ personal information must undergo a cybersecurity review by the cybersecurity review office if it seeks to be listed in a foreign country.

Based on our confirmation to the facts listed below, our PRC counsel China Commercial Law Firm advised us that, we do not expect to be subject to the cybersecurity review by the China Securities Regulatory Commission (“CSRC”) and the Cyberspace Administration of China (“CAC”) in relation to this Offering, given that: (1) our Operating Subsidiary is incorporated in Hong Kong and is located in Hong Kong, not a PRC domestic company, (2) we have no subsidiary, variable interest entity (“VIE”) structure or any direct operations in mainland China, and (3) pursuant to the Basic Law of the Hong Kong Special Administrative Region of the People’s Republic of China (“Basic Law”), which is a national law of the PRC and the constitutional document for Hong Kong, national laws of the PRC shall not be applied in Hong Kong, except for those listed in Annex III of the Basic Law (which is confined to laws relating to defense and foreign affairs, as well as other matters outside the autonomy of Hong Kong).

Based on our confirmation to the facts listed below, our PRC counsel China Commercial Law Firm advised us that, we do not currently expect the Measures for Cybersecurity Review (2021) and the PRC Personal Information Protection Law to have an impact on our business, operations or this Offering as we do not believe that our Operating Subsidiary would be deemed to be an “Operator” on the basis that (i) our Operating Subsidiary is incorporated in Hong Kong, not a PRC domestic company, and operates in Hong Kong without any subsidiary or VIE structure in mainland China; (ii) as of date of this prospectus, our Operating Subsidiary has not engaged in any data processing related to the collection, storage, use, or processing of personal information of personnel within PRC for the purpose of providing services to personnel within PRC, and that data processed in our business does not have a bearing on national security and thus may not be classified as core or important data by the authorities; (iii) all of the data our Operating Subsidiary has collected is stored in servers located in Hong Kong; and (iv) as of the date of this prospectus, our Operating Subsidiary has not been informed by any PRC governmental authority of any requirement that it files for a cybersecurity review or a CSRC review. An “Operator” is required to file for cybersecurity review before listing in the United States.

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On February 17, 2023, the CSRC issued the Trial Overseas Listing Measures, which came into effect on March 31, 2023. Under the Trial Overseas Listing Measures, a domestic enterprise conducting overseas issuance and listing (includes direct and indirect overseas issuance and listing) shall conduct and complete relevant filing procedures with the CSRC. Any overseas issuance and listing conducted by an issuer that concurrently meets the following conditions shall be determined as indirect overseas issuance and listing by a domestic enterprise: (i) 50% or more of its operating revenue, total profit, total assets or net assets as recorded in its audited consolidated financial statements for the most recent fiscal year is being accounted for by domestic companies; and (ii) the main parts of its business activities are conducted in mainland China, its principal places of business are located in mainland China, or the senior management in charge of its business operation and management are mostly Chinese citizens or domiciled in mainland China.

We believe that: (i) the group currently does not have, nor do it currently intend to establish, any subsidiary nor plan to enter into any contractual arrangements to establish a VIE structure with any entity in the PRC; (ii) it is not controlled by any PRC entity or individual; (iii) it does not have any operation in the PRC, nor does it have any partnership or cooperation with any PRC entity or individual; (iv) it currently does not have, nor does it plan to have, any investment, such as owning or leasing any asset, in the PRC; (v) none of the senior managers in charge of the business operations and management are citizens of the PRC or domiciled in mainland China; and (vi) no revenue of the Company is generated from the PRC. Based on our confirmation to the facts mentioned above, our PRC counsel China Commercial Law Firm advised us that, this Offering shall not be deemed as a domestic enterprise that indirectly offer or list securities on an overseas stock exchange, nor does it requires filing or approvals from the CSRC. We are not subject to any PRC laws and regulations except to those applicable to Hong Kong listed in Annex III of the Basic Law. We believe that we do not need permission or approval from the Chinese government to operate our business or offer our Class A Ordinary Shares. As such, we have not applied for and we have not been denied any permissions or approvals.

Further, as of the date of this prospectus, we believe the Company is not considered a domestic enterprise under the Trial Measures and the Trial Measures do not apply to the Company, and its listing on NYSE American or Nasdaq does not require fulfilling the filing procedure to the CSRC. However, as advised by our PRC counsel China Commercial Law Firm, there can be no assurance that the relevant PRC governmental authorities, including the CSRC, would reach the same conclusion as us, or that the CSRC or any other PRC governmental authorities would not promulgate new rules or new interpretation of current rules (with retrospective effect) to require us to obtain CSRC or other PRC governmental approvals for this Offering. If we or our Operating Subsidiary inadvertently conclude that such approvals are not required, we may be required to make corrections, be given a warning, be fined between RMB 1 million and RMB 10 million, warn the responsible person and impose a fine of not less than RMB 500,000 but not more than RMB 5 million, fine the controlling shareholder not less than RMB 1 million but not more than RMB 10 million, prevent the Company from entering the securities market and our ability to offer or continue to offer our Class A Ordinary Shares to investors could be significantly limited or completed hindered, which could cause the value of our Class A Ordinary Shares to significantly decline or become worthless. Our group may also face sanctions by the CSRC, the CAC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of the PRC, limit our operations in the PRC, delay or restrict the repatriation of the proceeds from this Offering into the PRC or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of our securities.

However, since these statements and regulatory actions are new and under development, it is highly uncertain how soon the legislative or administrative regulation-making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also highly uncertain what the potential impact such modified or new laws and regulations will have on the daily business operations of our Operating Subsidiary, its ability to accept foreign investments and the listing of our Class A Ordinary Shares on U.S. or other foreign exchanges. If any of our Operating Subsidiary is deemed to be an “Operator,” or if Measures for Cybersecurity Review (2021), the PRC Personal Information Protection Law or the Trial Overseas Listing Measures becomes applicable to our Operating Subsidiary, the business operation of our Operating Subsidiary and the listing of our Class A Ordinary Shares in the United States could be subject to the CAC’s cybersecurity review or CSRC Overseas Issuance and Listing review in the future. If the applicable laws, regulations, or interpretations change and our Operating Subsidiary becomes subject to the CAC or CSRC review, we cannot assure you that our Operating Subsidiary will be able to comply with the regulatory requirements in all respects and our current practice of collecting and processing personal information may be ordered to be rectified or terminated by regulatory authorities. If our Operating Subsidiary fails to receive or maintain such permissions or if the required approvals are denied, our Operating Subsidiary may become subject to fines and other penalties which may have a material adverse effect on our business, operations and financial condition and may hinder our ability to offer or continue to offer Class A Ordinary Shares to investors and cause the value of our Class A Ordinary Shares to significantly decline or be worthless.

Additionally, due to long arm provisions under the current PRC laws and regulations, we are also subject to the risks of uncertainty about any future actions the Chinese government or authorities in Hong Kong may take in this regard.

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Should the Chinese government choose to exercise significant oversight and discretion over the conduct of our Operating Subsidiary’s business, it may intervene in or influence our operations. Such governmental actions (i) could result in a material change in our Operating Subsidiary’s operations; (ii) could hinder our ability to continue to offer securities to investors or list on an exchange; and (iii) may cause the value of our Class A Ordinary Shares to significantly decline in value or become worthless.

Implications of Being a “Controlled Company”

Upon completion of this Offering, Invincible Legend Limited will be the beneficial owner of an aggregate of [*] Class A Ordinary Shares which will represent approximately [*]% of the then total issued and outstanding Class A Ordinary Shares, assuming the underwriter does not exercise its over-allotment option. In addition, Invincible Legend Limited will be the beneficial owner of [*] Class B Ordinary Shares, representing 100% of the total issued and outstanding Class B Ordinary Shares. As a result, Invincible Legend Limited will, therefore, have the right to control [*]% of our voting rights. We will be a “controlled company” within the meaning of the New York Stock Exchange or Nasdaq Rules and therefore eligible for certain exemptions from the corporate governance requirements of the NYSE American and Nasdaq listing rules. For so long as we are a controlled company under that definition, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, including:

●	an exemption from the rule that the compensation of our chief executive officer must be determined or recommended solely by independent directors;

●	an exemption from the rule that director nominees be selected or recommended for selection by either a majority of the independent directors or a nomination committee comprised solely of independent directors; and

●	an exemption from the rule that a majority of our board of directors consist of independent directors.

We expect to qualify for and intend to continue to rely on exemptions from certain corporate governance requirements, including the controlled company exemption. As a result, you may not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

In addition, Invincible Legend Limited will be able to exert significant control over our management and affairs, including approval of significant corporate transactions. Our status as a controlled company could cause our Class A Ordinary Shares to look less attractive to certain investors or otherwise harm our trading price. As a result, the investors will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

Implications of Our Being an Emerging Growth Company

As a company with less than US$1.235 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include:

●	may present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations, or MD&A in this registration statement;

●	are not required to provide a detailed narrative disclosure discussing our compensation principles, objectives and elements and analyzing how those elements fit with our principles and objectives, which is commonly referred to as “compensation discussion and analysis”;

●	are not required to obtain an attestation and report from our auditors on our management’s assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

●	are not required to obtain a non-binding advisory vote from our shareholders on executive compensation or golden parachute arrangements (commonly referred to as the “say-on-pay,” “say-on frequency” and “say-on-golden-parachute” votes);

●	are exempt from certain executive compensation disclosure provisions requiring a pay-for-performance graph and chief executive officer pay ratio disclosure;

●	are eligible to claim longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act; and

●	will not be required to provide management’s report on internal control over financial reporting until our second annual report on Form 20-F filed following this offering.

We intend to take advantage of all of these reduced reporting requirements and exemptions, including the longer phase-in-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act. Our election to use the phase periods may make it difficult to compare our financial statements to those of non- emerging growth companies and other emerging growth companies that have opted out of the phase-in periods under §107 of the JOBS Act. We will remain an emerging growth company until the earliest of (1) the last day of the fiscal year in which the fifth anniversary of the completion of this Offering occurs, (2) the last day of the fiscal year in which we have total annual gross revenue of at least US$1.235 billion, (3) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act, which means the market value of our Class A Ordinary Shares that are held by non-affiliates exceeds US$700.0 million as of the prior December 31, and (4) the date on which we have issued more than US$1.0 billion in non-convertible debt during the prior three-year period. We may choose to take advantage of some, but not all, of the available exemptions. Accordingly, the information contained herein may be different from the information you receive from other public companies in which you hold stock.

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Implications of Our Being a Foreign Private Issuer

Upon completion of this Offering, we will report under the Exchange Act as a non-U.S. company with foreign private issuer status. Even after we no longer qualify as an emerging growth company, as long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

●	we are not required to provide as many Exchange Act reports, or as frequently, as a domestic public company;

●	for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;

●	we are not required to provide the same level of disclosure on certain issues, such as executive compensation;

●	we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

●	we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and

●	our officers, directors and principal shareholders are not required to comply with Section 16 of the Exchange Act requiring them to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction, until March 18, 2026, when an amendment to Section 16 requiring officers and directors of “foreign private issuers” to file public reports of their share ownership becomes effective. On December 18, 2025, President Trump signed into law the Holding Foreign Insiders Accountable Act (“HFIAA”), which eliminates the exemption to comply with Section 16 of the Exchange Act. The new law will take effect on March 18, 2026. Once in effect, directors and officers of foreign private issuers will be required to publicly report their ownership in, and transactions involving, the applicable foreign private issuer’s securities to the SEC on Forms 3, 4, and 5.

Both foreign private issuers and emerging growth companies are also exempt from certain more stringent executive compensation disclosure rules. Thus, even if we no longer qualify as an emerging growth company but remain a foreign private issuer, we will continue to be exempt from the more stringent compensation disclosures required of companies that are neither emerging growth companies nor foreign private issuers.

In addition, as a company incorporated in Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NYSE American or Nasdaq corporate governance listing requirements. These practices may afford less protection to shareholders than they would enjoy if we complied fully with corporate governance listing requirements of the NYSE American or Nasdaq.

Transfer of cash to and from our subsidiaries

Our business is conducted through our wholly-owned subsidiary ChainOn HK in Hong Kong. We, as a Cayman Islands holding company, will rely on dividends paid by ChainOn HK as well as the intermediary wholly owned subsidiary incorporated in the BVI, ChainOn BVI, for our Company’s working capital and cash needs, including the funds necessary to pay any dividends.

As of the date of this prospectus, ChainOn HK does not have any history of declaring dividends, and none of our subsidiaries have made any dividends or distributions to the Company. In addition, the Company has not made any dividends or distributions to its shareholders and no dividends, transfers or distributions have been made between any of our subsidiaries. If we decide to pay dividends on any of our Class A Ordinary Shares, as a holding company, we will depend on the receipt of funds from our subsidiaries through dividend payments. We are permitted under the laws of the Cayman Islands to provide funding to our Operating Subsidiary through loans and/or capital contributions without restriction on the amount of the funds loaned or contributed.

We currently intend to retain all of our available funds and future earnings, if any, for the operation and expansion of our business and do not anticipate declaring or paying any dividends or distributions in the foreseeable future. We do not have a formal cash management policy. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering operating and financial results, cashflow situation, business conditions and strategies, future operations and earnings, taxation considerations, interim dividends paid, if any and capital requirements and expenditure plans and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments. There are risks related to the fact that the PRC government may restrict our ability to transfer cash outside of Hong Kong or fund operations outside of Hong Kong. See the risk factor on page 23 under “Risks Related to Doing Business in Hong Kong – In the event the PRC government restricts or prohibits cash transfers from Hong Kong, our ability to distribute earnings and pay dividends may be impeded, thus limiting our ability to grow our business or receive earnings to the detriment of our investors.”

Cayman Islands. Subject to the Cayman Act and our Memorandum and Articles of Association, our board of directors may declare dividends and distributions on our Class A Ordinary Shares and authorize payment of the dividends or distributions out of the funds of the Company. Our company may only pay dividends out of profits or share premium, and provided always that under no circumstances a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

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British Virgin Islands. Under BVI law, the board of directors of our BVI subsidiary may authorize payment of a dividend to its shareholders as such time and of such an amount as they determine if they are satisfied on reasonable grounds that immediately following the dividend the value of our assets will exceed our liabilities and we will be able to pay our debts as they become due.

Hong Kong. Under Hong Kong law, dividends may only be paid out of distributable profits (that is, accumulated realized profits less accumulated realized losses) or other distributable reserves. Dividends cannot be paid out of share capital. As at the date of this prospectus, there are no restrictions or limitations under the laws of Hong Kong imposed on the conversion of HK dollars into foreign currencies and the remittance of currencies out of Hong Kong, nor is there any restriction on foreign exchange to transfer cash between the Company and its subsidiaries, across borders and to U.S. investors, nor are there any restrictions or limitations on distributing earnings from our business and subsidiaries to the Company and U.S. investors. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us.

Investors in our Class A Ordinary Shares should note that, to the extent cash in the business is in Hong Kong or a Hong Kong entity, the funds may not be available to fund operations or for other use outside of the PRC and Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of these subsidiaries by the PRC government or Hong Kong Government to transfer cash. See the risk factor on page 23 under “Risks Related to Doing Business in Hong Kong – In the event the PRC government restricts or prohibits cash transfers from Hong Kong, our ability to distribute earnings and pay dividends may be impeded, thus limiting our ability to grow our business or receive earnings to the detriment of our investors.”

Corporate Structure

We were incorporated in the Cayman Islands on October 9, 2025. Our registered office in the Cayman Islands is at 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009, Cayman Islands. Our principal executive office is at 21/F, G.D. Real Estate Tower, No. 143 Connaught Road Central, Hong Kong SAR. Our telephone number is +852 2297 2027. Our website address is www.chainontech.com. The information contained on our website does not form part of this prospectus. Our agent for service of process in the United States is [*], [*].

Reorganization

On October 13, 2025, 8,000 Class A Ordinary Shares and 2,000 Class B Ordinary Shares of the Company, credited as fully paid at par value, were allotted and issued to Invincible Legend Limited, a company wholly-owned by Mr. Wai Lun Lau. ChainOn Technology Limited was incorporated in the BVI as a business company on October 10, 2025, as the Company’s wholly-owned subsidiary. On November 12, 2025, ChainOn Technology Limited acquired 100% equity interest of ChainOn HK from Mr. Wai Lun Lau, at the consideration of US$1,280 (HK$10,000).

Following an internal group Reorganization which was completed on November 12, 2025, ChainOn HK became our indirect wholly-owned subsidiary. Since its incorporation, ChainOn HK has been carrying on the business of integrated technology-services in Hong Kong.

Pre-IPO Investors

On January 21, 2026, our founding shareholder, Invincible Legend Limited, a company wholly owned by Mr. Wai Lun Lau, sold 2,240 Class A Ordinary Shares to Six Pre-IPO Investors, representing 28% of Mr. Wai Lun Lau’s outstanding Class A Ordinary Shares, for US$2,688,000 in total. None of the Six Pre-IPO Investors beneficially owns more than 5% of our Class A Ordinary Shares. After the Share Subdivision and the Pro Rata Allotment were completed on January 27, 2026, Six Pre-IPO Investors held 6,720,000 Class A Ordinary Shares.

Share Subdivision

Following the completion of the Reorganization, on January 27, 2026, the shareholders of the Company approved a subdivision of the Company’s issued and unissued ordinary shares on a 2,500-for-1 basis.

Prior to the share subdivision, the authorized share capital of the Company was US$50,000 divided into 50,000 ordinary shares with a par value of US$1.00 per share, comprised of (i) 40,000 Class A Ordinary Shares and (ii) 10,000 Class B Ordinary Shares, each with a par value of US$1.00 per share.

Upon the effectiveness of the share subdivision, the authorized share capital of the Company became US$50,000, divided into (i) 100,000,000 Class A Ordinary Shares and (ii) 25,000,000 Class B Ordinary Shares. As of the date of this prospectus, 24,000,000 Class A Ordinary Shares and 6,000,000 Class B Ordinary Shares were issued and outstanding.

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The chart below sets out our corporate structure after the Offering (assuming no exercise by the underwriters of their over-allotment option). All percentages reflected the voting ownership interests instead of the equity interests held by each of our shareholders given that each holder of Class A Ordinary Shares is entitled to one (1) vote per Class A Ordinary Share and each holder of Class B Ordinary Shares is entitled to twenty (20) votes per Class B Ordinary Share:

Notes:

(1)	Represents 6,000,000 Class B Ordinary Shares and 17,280,000 Class A Ordinary Shares held by Invincible Legend Limited, a BVI company wholly-owned by Mr. Wai Lun Lau.
(2)	Represents an aggregate of 6,720,000 Class A Ordinary Shares held by six Pre-IPO investors, none of whom beneficially owns more than 5% of our Class A Ordinary Shares.

The PRC government may, in the future, disallow our corporate structure, which restrictions would likely result in a material change in our operations and/or in the value of our Class A Ordinary Shares. Such restrictions may cause the value of our Class A Ordinary Shares to decline significantly in value or be rendered worthless.

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THE OFFERING

Offering Price	The offering price will be between US$[*] and US$[*] per Class A Ordinary Share.

Class A Ordinary Shares offered by us	[*] Class A Ordinary Shares (or [*] Class A Ordinary Shares if the underwriter exercises its over-allotment option in full).

Ordinary shares issued and outstanding prior to this Offering	[*] ordinary shares, comprised of [*] Class A Ordinary Shares and [*] Class B Ordinary Shares

Ordinary shares issued and outstanding immediately after this Offering	[*] ordinary shares, comprised of [*] Class A Ordinary Shares (or [*] Class A Ordinary Shares if the underwriter exercises its over-allotment option in full) and [*] Class B Ordinary Shares.

Over-Allotment Option	We have granted to the underwriter a 45-day option to purchase from us up to an additional 15% of the Class A Ordinary Shares sold in this Offering solely to cover over allotment, if any, at the initial offering price less underwriting discounts.

Voting Rights	Each holder of Class A Ordinary Shares is entitled to one (1) vote per share. Each holder of Class B Ordinary Shares is entitled to twenty (20) votes per share.

Conversion Rights	Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. Class B Ordinary Shares are convertible into Class A Ordinary Shares at any time at the option of the holder thereof on a 1 to 1 basis.

Gross Proceeds	US$[*] (assuming the offer price at the mid-point price of US$[*] per Class A Ordinary Share)

Use of proceeds	We estimate that we will receive net proceeds from this Offering of up to US$[*] (assuming the underwriters do not exercise their over-allotment option) and up to US$[*] (assuming the underwriters exercise their over-allotment option in full), based on an assumed price to the public in this Offering of US$[*] (being the estimated mid-point of the offer price range stated on the cover of this prospectus), after deducting underwriting discounts and estimated Offering expenses. We currently intend to use the net proceeds from this Offering for the following purposes: (i) approximately 40% for funding research and technological development activities and related investments in technology infrastructure ; (ii) approximately 20% for sales and marketing, business development and customer success initiatives; (iii) approximately 20% for strengthening our human capital; (iv) approximately 10% for potential strategic investments; and (v) approximately 10% for the balance for working capital and other general corporate purposes.

Lock-up	We have agreed with the underwriter, for a period of 180 days following the closing of this offering, subject to certain exceptions not to (1) offer, sell, issue, pledge, contract to sell, contract to purchase, grant any option, right or warrant to purchase, lend, make any short sale or otherwise transfer or dispose of, directly or indirectly, any Class A Ordinary Shares or any other securities so owned convertible into or exercisable or exchangeable for Class A Ordinary Shares, (2) enter into any swap, hedge or any other agreement that transfers, in whole or in part, the economic consequences of ownership of the Class A Ordinary Shares, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Class A Ordinary Shares or such other securities, in cash or otherwise, or (3) file any registration statement with the SEC relating to the offering of any Class A Ordinary Shares or any securities convertible into or exercisable or exchangeable for Class A Ordinary Shares, or publicly disclose the intention to take any such action.

All officers, directors and shareholders owning 5% or more of our outstanding Class A Ordinary Shares have agreed, for a period of 180 days from the date of this prospectus (the “Lock-Up Period”) and subject to certain exceptions, not to (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any Class A Ordinary Shares or any securities convertible into or exercisable or exchangeable for Class A Ordinary Shares, or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Class A Ordinary Shares or any such other securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Class A Ordinary Shares or such other securities, in cash or otherwise, without the express written consent of Representative, which consent may be given or withheld in the Representative’s sole discretion.

Risk factors	Investing in our Class A Ordinary Shares involves risks. See “Risk Factors” beginning on page 14 of this prospectus for a discussion of factors you should carefully consider before deciding to invest in our Class A Ordinary Shares.

Listing	We plan to apply for the listing of the Class A Ordinary Shares on the NYSE American or Nasdaq.

Proposed trading symbol	[*]

Transfer agent	[*]

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RISK FACTORS

Investing in our Class A Ordinary Shares is highly speculative and involves a significant degree of risk. You should carefully consider the following risks, as well as other information contained in this prospectus, before making an investment in our Company. The risks discussed below could materially and adversely affect our business, prospects, financial condition, results of operations, cash flows, ability to pay dividends and the trading price of our Class A Ordinary Shares. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, prospects, financial condition, results of operations, cash flows and ability to pay dividends, and you may lose all or part of your investment.

Risks Relating to Our Business and Industry

We and our Operating Entity have a limited operating history. It will be difficult for you to evaluate our current business performance and future prospects and may increase the risks associated with your investment.

We have a limited operating history for an investor to evaluate our business performance, operating results and prospects. We began our operations in 2017. Our limited historical financial data may not serve as an adequate basis for accurate prediction of our ability to operate in a rapidly evolving market and achieve our expansion plans. Our limited operating history may make it difficult for you to evaluate the risks and uncertainties associated with our operations. As a company with a limited operating history, our ability to forecast our future results or operations is limited and is subject to a number of risks and uncertainties, including our ability to plan for our future growth. You should consider our prospects and future profitability in light of the risks, uncertainties, and difficulties encountered by any new company. Such risks and uncertainties may affect our ability to develop and maintain our range of services for our customers and business partners and to compete with our competitors.

Our historical results of operations and financial performance may not be indicative of our future performance. We cannot assure you that we can be able to increase revenue in the future, and neither can we guarantee that our business expansion will be as successful as expected or that we can achieve profitability in the future.

Owing to our limited operating history, our business model has not been fully proven. If our assumptions about the risks and uncertainties that underlie our business planning are incorrect or changed as a result of market fluctuations, our operation and financial results could differ materially from our expectations and our business performance could be affected. We cannot assure you that we have fully addressed the risks and uncertainties that we may face in the future, and if we fail to do so, our business, financial condition, and results of operations could be adversely affected.

If our technology services contain serious errors, defects, security vulnerabilities or bugs, our business, financial condition and results of operations could be adversely affected.

Our reputation and capability to attract and retain customers, to a large extent, depend on the reliability of our technology services and applications. Our customers have high expectations towards the quality and performance of our solutions in relation to the content, features, services, sensibility, etc., thereof. Though we constantly perform tests on our technology services, we may not be able to completely eliminate the possibility of errors, defects, security vulnerabilities, or bugs resulting from internal and/or third-party mistakes that are difficult to detect and correct, such as connectivity failure, natural disasters, and cyber-attacks that are beyond our control. Our technology services may not be perfectly and adequately designed and we may not be able to eliminate the risk of poor performance. There may be defects in the functionality of our technology services and applications, and any errors, failure or bugs may result in:

●	early termination of our contracts with customers;

●	loss of recurring customers;

●	negative influence on our reputation;

●	weakening of our competitive position;

●	claims by customers for their sustained losses;

●	impairment of our ability to attract new customers; and

●	increased operation costs such as research and development expenses.

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If our customers are unable to execute user acceptance test or are unsatisfactory of the results therein, our business, financial condition and results of operations could be adversely affected.

Once our customers have accepted the results of the user acceptance tests, our service is deemed to be completed and the invoice for final payment is then issued to the customers. During the execution of the user acceptance test, our customers will test our project deliverables to determine whether the project deliverables can handle the required tasks and execute functions in accordance with the specifications. We normally run our project deliverables through user acceptance tests or a software auditing program before presenting the same to our customers. Nonetheless, there is no assurance that all the bugs, errors or flaws in our solutions, if any, have been detected and corrected. Should our customers find our solutions unsatisfactory, we may have to amend our project deliverables and the user acceptance test may need to be performed multiple times until our project deliverables are acceptable to our customers. If we are unable to resolve all problems that arise from the project deliverables or if our customers are unable to execute a user acceptance test due to customers’ internal difficulties, the occurrence of natural disasters and other catastrophic or force majeure events, such as health epidemics, cyberattack, power loss, telecommunications failure, political unrest, terrorist attacks, war, riots, and other geo-political unrest, the completion of our project may be postponed indefinitely. We may, as a result, not be able to receive our final payment and our project efforts may be in vain. Any interruptions, delays, or failures resulting from our inadequacies, unperceived events or actions beyond our control could have a material adverse effect on our business, financial condition, results of operations and cash flows.

If we fail to obtain the capital necessary to fund our operations and to grow our business, our business performance, financial condition and our ability to continue as a going concern will be adversely affected.

We may need to raise additional funds in the future to support our business expansion and continued development and research. We may need to sell equity or debt securities to raise additional funds, which, however, may be difficult for us. The sale of additional securities will also likely dilute our existing shareholders. Additional financing may not be available in amounts or on terms satisfactory to us or at all. We may be unable to raise additional funds due to various factors, including our financial condition and the general condition of the financial markets. If we fail to raise additional funds, our expansion plans may be ceased or delayed whereby our business may not grow at the rate we expect and as a result, investors’ perceptions of our business and our prospects may be adversely affected.

If we fail to expand the features and capabilities of our solutions or effectively respond to the rapidly evolving technology services market in Hong Kong, our business, financial condition, results of operations and growth prospects would be materially and adversely affected.

The growth of our business is mainly dependent on our ability to adjust, enhance and integrate our technology services with a variety of software platforms, hardware, network, cloud and other technologies. We need to continuously modify and enhance our services to adapt to changes and innovation in these technologies. Inability to modify our solutions or services to adapt to changes will hinder our ability to deliver services to our customers

As a technology services service provider, we expand our business by expanding the features and capabilities of our technology services that leverage cutting-edge technologies with a view to help our customers achieve digitalization of their operations. We also face the challenge of the rapidly evolving technologies, changing industry standards, continued launch of new services by other market players and increasingly diversified customer needs and preferences.

However, the process of research and development is complex and may require significant time and spending. We are unable to provide an accurate projection on the financial impact that new technologies may bring. If we invest in research and development that does not achieve significant commercial success, we may not be able to recover both our initial development cost and opportunity cost (i.e. reallocation of human and financial resources which could have brought other sources of income and opportunities). The failure to efficiently develop cloud-based solutions that are satisfactory to customers’ needs may result in financial loss and may further lead to a loss of potential and existing customers.

Our financial performance may deteriorate for reasons, some of which are beyond our control, such as increase in market players, reduction in market size, shift in customer preference and change in government policy or local economic condition etc.

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We believe our revenue growth depends on a number of factors, including, but not limited to, our ability to:

●	expand our customer base, attract new customers and retain existing customers;

●	achieve widespread acceptance and use of our technology services to address evolving needs of our customers;

●	provide effective and timely customer support;

●	adapt and respond to rapidly evolving technologies, changing industry standard and new services launched by other market players;

●	enhance our technology infrastructure and maintain the security and reliability of our technology services and ensure privacy of the data we obtained through and utilized across our technology services;

●	price our technology services effectively;

●	comply with existing and new applicable laws and regulations and respond to changes in the regulatory regime and environment;

●	maintain and enhance our relationship with major stakeholders such as our cloud-service providers and other suppliers;

●	improve our operational efficiency;

●	capitalize growth opportunities;

●	attract, retain and motivate talented employees to support our business growth;

●	expand our business to other overseas markets, such as the Southeast Asian market;

●	compete with other market players and new market entrants, some of which may have substantially greater resources than us.

If we are unable to effectively address these risks, our prospects, business, financial condition and results of operations could be materially and adversely affected.

Our Operating Entity relies on its ability to attract new customers and retain existing customers, and any failure to do so could materially and adversely affect our business, financial condition, and results of operations.

We generally do not enter into long-term agreements with our project development service customers. Upon completion of a project, these customers may convert to our advisory and support services on a recurring basis; however, we may not be their exclusive technology service provider. Our customers generally engage us either for the one-time development and setup of customized software or blockchain projects, or, depending on the nature of the projects, for the provision of maintenance and support services on a recurring basis. Our ability to attract new customers and retain existing ones on terms favorable to us is critical to sustaining and increasing our revenue.

As part of our growth strategy, we rely significantly on business relationships and referrals from existing customers, some of whom are established enterprises and market leaders in their respective industries. However, we cannot assure you that our current customers will continue to recommend our services to others, particularly to their peers or competitors. If this referral-based strategy proves less effective than anticipated, we may not be able to maintain our current revenue levels or profitability.

In addition, our ability to attract new customers and retain existing ones could be adversely affected if competitors introduce lower-cost, more advanced, or differentiated solutions that are perceived as superior in terms of functionality, technology, or service quality. In such cases, our ability to renew existing agreements, secure new engagements, or expand our relationships with current customers could be impaired. The loss of any key customer or a reduction in the scope or frequency of customer engagements could materially and adversely affect our business, financial condition, and results of operations.

Moreover, factors beyond our control may also negatively impact customer retention. For example, restructuring activities, budgetary constraints, or economic downturns affecting our customers and their industries may lead to project delays, cancellations, or reduced demand for our technology solutions. Changes in government policies, regulatory developments, or market conditions in the technology and blockchain sectors could likewise result in the suspension or termination of customer engagements. Any such developments could materially and adversely affect our business, financial condition, and results of operations.

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The market in which we participate is highly competitive, and if we do not compete effectively, our operating results could be adversely affected.

The market for technology service providers in Hong Kong is rapidly evolving and competitive. We face competition in various aspects of our business, including, among others, the comprehensiveness and adaptability of our technology services, ability to continuously innovate services and solutions, and expertise in developing industry specific solutions. Some of our competitors can devote significantly more resources than us in relation to the development, promotion and sales of their services and many have the ability to initiate or withstand substantial price competition. Some of our competitors may have longer operating history, established strong brand recognition, more established relationship with technology partners and customers, robust technological capabilities and significant financial resources which enable them to offer comparable technology solutions or own similar business scale to us at a lower price. Current or potential competitors of similar size of us may also be acquired by international or large- scale technology companies with significantly greater resources and therefore gain competitive advantages. In order to attract more customers, new entrants into the industry may offer competitive pricing that we cannot keep up with. Our competitors may also establish cooperative relationships among themselves or with third parties that may further enhance their service offerings or resources and ability to compete. With the introduction of new technologies and entry of new market participants, we expect competition to continue to intensify in the future. There is no guarantee that we will be able to sustain our competitive advantage or to effectively implement our business strategies. If our competitors are successful in bringing their solutions or services to the market earlier than us, or if their solutions or services are less expensive or more technologically capable than ours coupled with pricing pressure and increased competition, our business, operation and financial performance could be adversely affected.

Furthermore, since there are essentially no geographical limits for technology related services, our potential customers are not limited to the option of engaging local companies like us. We therefore face competition from both global and local market players.

Intensifying competition may also result in certain developments in our industry, such as downward competitive pressure on the service fees we charge, expansion by existing competitors, adoption by our competitors of innovative technology solutions or comparatively effective branding efforts, any of which may have a material adverse impact on our financial condition, results of operations and growth prospects. Increased investments made and lower prices or innovative services offered by our competitors may require us to divert significant managerial, financial and human resources in order to remain competitive, and ultimately may place a greater pressure on us to maintain our market share and negatively impact the revenues growth and profitability of our business.

As we intend to expand our operation to overseas markets, we may face competition from a larger number of prestigious companies with greater brand recognition, better developed systems, wider market acceptance and larger existing customer base.

If we are not able to compete effectively, the number of our customers may decrease and our market share and profitability may be negatively affected, which could materially and adversely affect our business, financial condition, results of operations and prospects, as well as our reputation.

Our Operating Entity is exposed to risks related to concentration of earnings, and it may have a material adverse effect on our financial condition and results of operations.

We currently derive a substantial portion of our total revenue from contracts secured with a few customers. For the six months ended October 31, 2025, two customers accounted for 36% and 34% of the Company’s total revenues respectively. For the six months ended October 31, 2024, three customers accounted for 10% or more of our total revenues. Revenues from these three customers accounted for 42%, 24% and 20% of our total revenues, respectively. For the year ended April 30, 2025, four customers accounted for 25%, 21%, 12% and 10% of the Company’s total revenue, respectively. For the year ended April 30, 2024, three customers accounted for 35%, 19%, and 14% of the Company’s total revenue, respectively. We cannot guarantee that the volume of revenue we earn from our major customers will remain consistent in the future. Any substantial change in our business relationships with these customers, whether due to actions by our competitors, regulatory authorities, industry factors or otherwise, could have a material adverse effect on our business, financial condition, cash flows and results of operations.

Our Operating Entity had customer concentration, with a significant portion of our revenues and accounts receivable attributable to a limited number of major customers.

For the six months ended October 31, 2025, two customers accounted for 10% or more of the Company’s total revenues. Revenues from these customers, with Customer A contributing US$929,313 and Customer K contributing US$877,538, accounted for 36% and 34% of the Company’s total revenues, respectively. For the six months ended October 31, 2024, three customers accounted for 10% or more of our total revenues. Revenues from these three customers accounted for 42%, 24% and 20% of our total revenues, respectively. For the year ended April 30, 2025, four customers accounted for 10% or more of our total revenues, collectively representing approximately 74% of our total revenues. Revenues from Customer A, Customer B, Customer C, and Customer D amounted to approximately US$552,043, US$462,303, US$256,835, and US$218,310, representing 25%, 21%, 12%, and 10% of our total revenues, respectively. For the year ended April 30, 2024, three customers accounted for 10% or more of our total revenues, collectively representing approximately 68% of our total revenues, with Customer D, Customer E, and Customer F contributing approximately US$461,547, US$245,095, and US$184,075, representing 35%, 19%, and 14%, respectively.

In addition, as of October 31, 2025, two customers accounted for 10% or more of our total accounts receivable, collectively representing approximately 71% of this total. Accounts receivable from Customer K and Customer A amounted to approximately US$374,726 and US$181,921, respectively, representing 48% and 23% of the total accounts receivable. As of April 30, 2025, four customers accounted for 10% or more of our total accounts receivable, collectively representing approximately 69% of our total accounts receivable. Accounts receivable from Customer A, Customer G, Customer H, and Customer I amounted to approximately US$120,055, US$38,686, US$36,979, and US$32,238, representing 36%, 12%, 11%, and 10%, respectively. As of April 30, 2024, two customers accounted for 10% or more of our total accounts receivable, with Customer E and Customer J contributing approximately US$25,380 and US$3,836, representing 87% and 13%, respectively.

This level of customer concentration exposes us to a heightened degree of credit and business risk. If any of these major customers were to delay payments, reduce or discontinue their business with us due to commercial disputes, financial distress, changes in their operations, regulatory constraints, or other unforeseen events, our liquidity, cash flows, and results of operations could be materially and adversely affected. Because a significant portion of our revenues is concentrated among a limited number of major customers, the loss of one or more of these customers would require us to rapidly identify and develop new customer relationships. We may not be able to do so in a timely manner, on commercially favorable terms, or at all, given the relationship-driven nature of our business.

Our dependence on these major customers also increases our exposure to risks tied to their financial health, operational capacity, and reputational performance. If any such customer experiences declining demand, delayed or reduced payments, or adverse business developments, our revenues and financial condition could be materially and adversely affected, regardless of the stability of our own operations.

Our Operating Entity relies on a limited number of suppliers to support our project development services and advisory and support services, and any disruption in these relationships could materially and adversely affect our business.

Our project development services and advisory and support services depend on a limited number of external suppliers that provide key technical resources, program execution support, and other outsourced services necessary for the delivery of our offerings. For the six months ended October 31, 2025, two suppliers accounted for 10% or more of our total cost of revenues. For the years ended April 30, 2025 and 2024, three and two suppliers, respectively, accounted for 10% or more of our total cost of revenues. Because a substantial portion of our service costs is concentrated among a small group of suppliers, our business and results of operations are significantly dependent on the continuation of these supplier relationships.

If we were to lose one or more of these major suppliers due to changes in commercial terms, disputes, operational disruptions, regulatory constraints, financial difficulties, or other unforeseen events, we may not be able to source alternative suppliers in a timely manner, on comparable terms, or at all. Any interruption in service or inability to replace suppliers could result in delays in project execution, reduced service quality, increased costs, or loss of customers, any of which could materially and adversely affect our operations, revenues, and financial condition.

In addition, our reliance on a limited number of suppliers increases our exposure to risks tied to their financial stability, operational capacity, staffing resources, and reputation. If any major supplier experiences negative developments, such as staffing shortages, regulatory non-compliance, disputes with subcontractors, operational failures, or financial distress, our project development services and advisory and support services could be disrupted, even if our internal operations remain stable, which may materially and adversely affect our business and results of operations.

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Our business is subject to system and data security risks, and our existing security measures may be inadequate to address these risks, making our systems susceptible to compromise, which could materially adversely affect our business, results of operations, financial condition and prospects.

As a technology solution service provider in Hong Kong, our Operating Entity is expected to be the target of cyberattacks, distributed denial of service attacks, hacking and phishing attacks, security breaches, computer malware, and other malicious internet-based activities, our business is therefore subject to these risks. While we and our Operating Entity have adopted and implemented security protocol, network protection mechanisms, applicable recovery system or other defense procedures, we cannot assure you that these measures are, or will be, adequate to prevent any of such attacks and protect us from any network or service interruptions, system failures or data losses. We and our Operating Entity may not be able to anticipate or prevent all techniques that could be used to obtain unauthorized access to our systems because such techniques may change frequently and are generally not detected until an incident has occurred. Additionally, we cannot be certain that we will be able to address any vulnerabilities in our solutions that we may become aware of in the future. Attacks or security breaches could delay or interrupt our services provided to our customers and their end-customers, damage our reputation and brand, expose us to risks of potential litigation and liabilities, and require us to expend significant capital and other resources to alleviate problems caused by such attacks or security breaches.

Furthermore, any security incident, if happens to us, or to others, such as our customers, may lead to public disclosures and widespread negative publicity for us or our customers who may lose confidence in the security of our solutions. Concerns regarding privacy, data protection, and information security may cause some of our customers to stop using our solutions and decline to renew their subscriptions and make it harder for us to attract new customers. To the extent we do not effectively address these risks, our business, financial condition, results of operations, and prospects could be materially adversely affected.

Future investments or acquisitions may not be successful.

In addition to organic growth, we may take advantage of opportunities to invest in or acquire additional businesses, services, assets or technologies. However, we may fail to select appropriate investment or acquisition targets, or we may not be able to negotiate optimal arrangements, including arrangements to finance any acquisitions. Acquisitions and integrations of new assets and businesses into our own would require significant capital and our management attention and could result in a diversion of resources away from our existing business. Investments and acquisitions could result in the use of substantial amounts of cash, increased leverage, potentially dilutive issuances of equity securities, goodwill impairment charges, amortization expenses for other intangible assets and exposure to potential unknown liabilities of the acquired business, and the invested or acquired assets or businesses may not generate the financial results we expect.

Our project completion cycle can be unpredictable and longer than expected, which may result in increased time, costs, and resource allocation that could adversely affect our operating results.

The timing of project completion for our customized software and blockchain development services can fluctuate and is often difficult to predict. The length of our project cycle, from initial design to final delivery, generally ranges from one to six months but can vary substantially depending on the project’s scope, complexity, and customer requirements. In certain cases, project timelines may extend beyond seven months due to changes in client specifications, additional feature requests, or delays in customer approvals.

Because our services are highly customized, our projects typically involve an extended discussion and coordination process with clients, including frequent adjustments to deliverables. Larger enterprise clients, in particular, often conduct lengthy internal evaluation and approval procedures, which can prolong project execution and completion. Additionally, customers may request new functionalities or design modifications during implementation, leading to scope expansion and further delays.

As a result, we may face challenges accurately forecasting project duration and managing multiple concurrent projects. These uncertainties could impair our ability to allocate technical and project management resources efficiently, potentially increasing staffing needs and operating expenses. If our expectations regarding project timelines prove inaccurate, or if delays become more frequent, our costs could rise and our operating results could be adversely affected.

Our growth depends on the effectiveness of our sales and marketing strategies, and ineffective marketing efforts could adversely affect our business, financial condition, and results of operations.

Our ability to expand our customer base and increase market recognition depends in part on the effectiveness of our sales and marketing activities. We primarily promote our technology solutions through a relationship-driven approach that emphasizes referrals, event sponsorships, and direct engagement with potential clients. Our marketing efforts are currently managed by our in-house team and supplemented by participation in industry events, sponsorship of community initiatives, and collaboration with business partners to enhance brand visibility.

We plan to allocate additional resources to strengthen our marketing presence and support brand awareness through activities such as hosting seminars, sponsoring industry and community events, and developing digital marketing campaigns to reach potential clients. These initiatives will require substantial expenditures, and there is no assurance that such investments will result in a proportionate increase in revenue. Even if these activities generate new business opportunities, the incremental revenue may not be sufficient to offset the additional marketing expenses incurred.

If we are unable to effectively execute our marketing strategies or maintain our reputation among existing and potential clients, we may fail to attract new customers or retain current ones. Furthermore, if competitors implement more effective marketing or offer more attractive services, our ability to maintain market share could be adversely affected. As a result, our business, financial condition, and results of operations could be materially and adversely impacted.

If we are unable to develop, maintain, and enhance our brand and reputation in a cost-effective manner, our growth strategies may be hindered and our business may be adversely affected.

Our brand and reputation are some of the decisive factors in attracting new customers who determine whether to engage us for our services. We believe that our brand name and reputation are important corporate assets that differentiate our services from those of our competitors. As such, we have strategically offered services at a lower than market price for reputable and large-scale customers at the early stages of our business, with the aims to build our profile and to enhance reputation. However, our brand and reputation may be harmed and will be susceptible to factors, including but not limited to:

●	issues that arise with our services;

●	unsatisfied services provided to customers;

●	statements made by former and existing customers, competitors, service providers and others;

●	regulatory enquiries or enforcement actions taken against us or our employees;

●	negative publicity relating to our services and our personnel; and

●	involvement in disputes and legal proceedings.

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We cannot assure that such negative events will not happen in the future. If these events happen and we fail to recover from destruction to our brand and reputation successfully, we may experience a significant decline in demand for our services, decrease in investor confidence, reduction of the value of our brand and ultimately result in a material adverse effect to our business and prospects.

If we are unable to effectively recruit, retain, and train qualified project management personnel, or if we fail to maintain stable relationships with our third-party development vendors, our growth and operations may be adversely affected.

Our business model relies on a combination of our in-house team, which is responsible for project design, technical supervision, and client management, and third-party development vendors that execute most of the software programming and implementation work. Accordingly, our ability to successfully deliver high-quality projects and pursue growth opportunities depends on both retaining skilled internal personnel and maintaining reliable, long-term relationships with qualified external vendors.

Our Operating Entity competes with other technology companies and professional service firms for experienced project managers, system architects, and technical consultants in Hong Kong. Some of these competitors may have greater financial and human resources and may be able to offer more attractive compensation or benefits than our Operating Entity can. If our Operating Entity is unable to attract or retain qualified employees, our Operating Entity’s capacity to oversee multiple concurrent projects, ensure quality control, and maintain customer satisfaction may be impaired.

In addition, our reliance on external vendors exposes us to the risk of capacity constraints, quality issues, or delays in project delivery if any vendor experiences operational difficulties, staffing shortages, or ceases to cooperate with us. Replacing or onboarding new vendors could require additional time, costs, and training, which may disrupt ongoing projects and reduce operational efficiency. If we fail to effectively manage and train our internal team or maintain stable relationships with our development vendors, we may face difficulties in executing projects on schedule and according to client specifications, which could adversely affect our reputation, business, financial condition, and results of operations.

Natural disasters and other catastrophic or force majeure events could materially and adversely affect our business.

Occurrence of natural disasters and other catastrophic or force majeure events, such as health epidemics, cyberattack, power loss, telecommunications failure, political unrest, terrorist attacks, war, riots, and other geo- political unrest could lead to damage and disruption to our operation and may affect our business or the economy as a whole. In the event of natural disaster or catastrophic events, we may experience corruption or loss of data, dissipation of trade secrets, system malfunction, and interruption of our service. We may not be able to operate our business and may endure system interruptions, delay in research and development, halt in system maintenance, reputation harm, degradation of infrastructure and suspension of service. We are highly susceptible to factors that specifically affect Hong Kong, and we may have to temporarily suspend our services under any event that results in disruption to our critical business functions in Hong Kong. Any such events affecting our ability to conduct normal business operations could materially impact our business, financial condition and operating results.

We rely on our CEO, CFO and our key management and professional staff. The loss of key team members could affect our operations and our business may be severely disrupted.

We have an experienced and capable management team, including Mr. Lok Him Kelvin Yan, our Chief Executive Officer and Chairman of the Board of Directors, and Mr. Leo Leong, our Chief Financial Officer and Director Nominee, who are responsible for managing our daily operations and customer relations, implementing our business strategies, pricing, overseeing financial performance and supervising employees. They are the key for our internal and external management. If we lose any members of our management team, we may face difficulties in executing our current plans and strategies, our business could be harmed and our growth prospects may be inhibited. negotiating, planning, pricing, new product development and product execution

On the other hand, execution of customer’s requests and operation of our business is dependent on our highly skilled personnel, which consist of high-level developers who are able to perform advanced technical services. Because we operate in a relatively new industry that requires highly skilled technical personnel, our future success is vastly dependent on the talents, their experiences, and contributions they may provide. If we lose our high-level developers including software engineers, programmers and coders, we may not be able to efficiently direct our front-end, back-end and application developers, which will limit our ability to accurately execute our customers’ instructions. We may also experience difficulties in hiring and retaining such personnel with desired qualifications with a competitive salary. These factors could disrupt our operations and have a material adverse effect on our business.

Any unexpected and prolonged disruption to the access of our business premises may adversely affect our business.

As we have only one business premise in Hong Kong, if there is any unexpected and prolonged disruption of usage or access to our business premises, such as fire or power failure and we cannot timely relocate our business premises to another suitable location with well-equipped facilities, the normal operation of our group and thus our business, results of operations and financial position will be adversely affected.

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The economic, political and social conditions of the PRC as well as its government policies may adversely affect our business and results of operations.

The vast majority of our customers are operating in Hong Kong. Our business and results of operations may indirectly be adversely affected by changes in political, economic and social conditions or the relevant policies of the PRC government, such as changes in laws and regulations (or the interpretations thereof), measures which might be introduced to control inflation, changes in the rate or method of taxation, the imposition of additional restrictions on currency conversion and the imposition of additional export restrictions. Furthermore, a significant portion of economic activities in the PRC are export-driven and, therefore, are affected by developments in the economies of the principal trading partners of the PRC and other export-driven economies. In the past, the PRC government has implemented a number of measures to prevent the PRC economy from overheating and their current policy is to boost domestic spending. Many of the economic reforms undertaken by the PRC government are unprecedented and may be subject to change, revision or abolition. We can offer no assurance that the PRC government will continue to pursue a policy of economic and social reform. The policies and other measures taken by the PRC government to regulate the PRC economy and social condition may adversely affect our operating and financial results.

Because we or our Operating Entity do not retain intellectual property rights to the software solutions we develop for our clients, our ability to build proprietary assets and long-term competitive advantages may be limited.

Under our current business model, all software and blockchain solutions developed under our project development services are owned by our clients. We or our Operating Entity do not retain any intellectual property rights to the software, code, or related technology created through our projects. As a result, we are unable to reuse or commercialize such software for other clients or for our own future development, which may limit our ability to build a portfolio of proprietary technologies, products, or intellectual property assets.

This structure may constrain our long-term growth potential and competitive advantage compared to other technology service providers that own or license proprietary platforms or reusable software frameworks. In addition, because our Operating Entity relies primarily on fee-based project income rather than recurring revenue derived from proprietary products or technologies, our business and revenue streams are more directly tied to our ability to continuously secure new projects.

If we and our Operating Entity are unable to develop or acquire proprietary technologies in the future, or if our clients restrict us from referencing or adapting past work for new projects, our ability to scale efficiently and enhance our market competitiveness may be adversely affected. As a result, our business, financial condition, and results of operations could be materially and adversely impacted.

Risks Relating to Doing Business in Hong Kong

Ongoing geopolitical tensions could materially and adversely affect our business, financial condition and results of operations.

We may face risks associated with heightened geopolitical and economic tensions, including the evolving relationship between the United States and China, as well as armed conflicts, civil unrest, terrorism and other hostilities in various regions, such as Hamas and Israel, as well as further escalation of tensions between Israel, the U.S., and various countries in the Middle East, including hostilities involving Iran, and North Africa. These developments have contributed to increased global uncertainty and may result in economic instability, market volatility, disruptions to international trade and logistics, supply chain interruptions and changes in regulatory and trade policies, any of which could adversely affect our operations and consumer demand.

In particular, the United States and China have from time to time implemented, proposed or considered additional tariffs, sanctions, export controls and other restrictive measures affecting cross-border trade and investment. These actions, including those arising from investigations and enforcement actions under U.S. trade laws (such as Section 301 of the Trade Act of 1974), as well as any retaliatory measures by China or other jurisdictions, may increase the costs of importing products, restrict the movement of goods, disrupt shipping and logistics, and increase uncertainty for businesses engaged in cross-border commerce. Trade policies and restrictions may change rapidly and unpredictably, and further escalation could materially and adversely affect our business and operating results.

Historically, trade disputes and geopolitical tensions have adversely affected global economic conditions and the stability of financial and capital markets. Heightened uncertainty may also discourage investment in securities issued by China-based companies, including our Company, and negatively impact the trading price and liquidity of our Class A ordinary shares. In addition, any further restrictions, enhanced scrutiny or limitations on the trading of securities issued by China-based companies could adversely affect our access to capital and our ability to raise funds on acceptable terms, or at all.

Such geopolitical tensions, trade disputes and regional conflicts may negatively affect Hong Kong’s macroeconomic environment and consumer sentiment, and may lead to reduced discretionary spending and weaker demand for consumer products and services. In addition, these developments may disrupt global supply chains and logistics, increase shipping and procurement costs, and result in longer delivery times, any of which could adversely affect Hong Kong-based businesses, including us. Heightened market volatility and uncertainty may also adversely impact the availability of capital and the cost of financing for companies operating in Hong Kong. Any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

Substantially all of our operations are in Hong Kong and as a result, we are subject to significant regulatory, liquidity, and enforcement risks associated with operations in China, including the risk that changes in the policies, regulations, rules, and the enforcement of laws of the Chinese government may also be quick with little advance notice and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain. Due to the long arm provisions under the current Mainland China laws and regulations, the Chinese government may exercise significant oversight and exert more control over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and may significantly limit or completely hinder our ability to offer or continue to offer Ordinary Shares to overseas investors or obtain foreign investment in us and cause the value of the Ordinary Shares to significantly decline or be worthless.

The Company is a holding company and we conduct our operation through our Operating Subsidiary ChainOn HK in Hong Kong. ChainOn HK’s operations are primarily located in Hong Kong. Hong Kong is a Special Administrative Region of the PRC. The laws previously enacted in Hong Kong, that is, the common law, rules of equity, ordinances, subordinate legislation and customary law are maintained. Hong Kong has enjoyed the freedom to function with a high degree of autonomy for its affairs, including currencies, immigration and customs operations, and its independent judiciary system and parliamentary system. Hong Kong is responsible for its own domestic affairs including, but not limited to, the judiciary and courts of last resort, immigration and customs, public finance, currencies and extradition. Hong Kong continues using the English common law system.

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As at the date of this prospectus, as advise by our PRC counsel, we are not materially affected by recent statements by the Chinese Government indicating an extent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. However, due to long arm provisions under the current Mainland China laws and regulations, there remains regulatory uncertainty with respect to the implementation and interpretation of laws in China. The Chinese government may intervene in or influence our operations at any time, with or without notice. Such intervention could take the form of direct action against us or the implementation of new laws or policies that impact our ability to operate, and may result in a material change in our operations, including disruptions to our business activities, restructuring of our corporate organization, or limitations on our commercial practices. These actions could also adversely affect the value of our Ordinary Shares, by reducing investor confidence, impairing our financial performance, or imposing restrictions on shareholder rights. The PRC government may also exert significant oversight and discretion over the conduct of our business, including decisions relating to our corporate governance, financial and operational strategies, and cross-border transactions. Such intervention may arise through regulatory investigations, administrative actions, enforcement of new laws or policies, or informal directives that compel compliance. Also, changes in the policies, regulations, rules, and the enforcement of laws of the Chinese government may also be quick with little advance notice and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain.

If the PRC government exercises such intervention or control, it could result in a material change in our operations, including interruptions in our business activities, modifications to our corporate structure, or increased operational costs to comply with new legal requirements. Such intervention could also adversely affect our financial position by restricting capital flows, limiting our access to financing, or requiring us to incur significant expenses in response to new compliance obligations. In addition, the perceived risk of governmental influence may negatively impact investor sentiment and reduce the market value of our Ordinary Shares.

In addition, the PRC government has recently promulgated a series of laws, regulations, and policy statements designed to exert greater oversight and control over securities offerings conducted overseas and foreign investment in China-based issuers. Any such action may also hinder our ability to continue to offer securities to investors, including by delaying or preventing future offerings, increasing regulatory scrutiny or conditions imposed on such offerings, or triggering enforcement actions. Moreover, such government intervention may materially limit the rights of our shareholders, including their ability to receive dividends, vote on significant corporate matters, or transfer shares freely. As a result, the value of our Ordinary Shares could experience a substantial decline or become entirely worthless. See “Through long arm provisions under the current PRC laws and regulations, the PRC government may exercise significant oversight over the conduct of our business, which could result in a material change in our operations and/or the value of our Ordinary Shares. Changes in the policies, regulations and rules and the enforcement of laws of the Chinese government may also occur and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain. To the extent any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected and such measures could materially decrease the value of our Ordinary Shares, potentially rendering them worthless.” for more information.

Through long arm provisions under the current PRC laws and regulations, the PRC government may exercise significant oversight over the conduct of our business, which could result in a material change in our operations and/or the value of our Class A Ordinary Shares. Changes in the policies, regulations and rules and the enforcement of laws of the Chinese government may also occur and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain. To the extent any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected and such measures could materially decrease the value of our Class A Ordinary Shares, potentially rendering them worthless.

Our operations are located in Hong Kong. In addition, PRC laws and regulations may be interpreted and applied inconsistently by different Hong Kong or PRC agencies or authorities and may be inconsistent with our current policies and practices. New laws, regulations, and other government directives in the PRC that apply to our Operating Subsidiary in Hong Kong may also be costly to comply with, and such compliance or any associated inquiries or investigations or any other PRC or Hong Kong government actions may:

●	intervene or interfere with our operations at any time;

●	delay or impede our development;

●	result in negative publicity or increase our operating costs;

●	require significant management time and attention; and/or

●	subject us to remedies, administrative penalties and even criminal liabilities that may harm our business, including fines assessed for our current or historical operations, or demands or orders that we modify or even cease our business practices.

Any such interventions or actions could result in a material negative change in our operations, which could also negatively impact the value of our Class A Ordinary Shares.

Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in China, including the regulation of certain activities in the United States and global securities markets, enhancing supervision over PRC-based companies listed overseas using VIE structures, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Since some of these statements and regulatory actions are new, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on our daily business operation, the ability to accept foreign investments and list on a U.S. or other foreign exchange.

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The PRC government may exert more supervision and regulations over offerings conducted overseas and foreign investment in the PRC or HK-based issuers, which may result in a material change in our operations and/or the value of our Class A Ordinary Shares, or even our ability to continue to offer securities to investors, in which case the value of our Class A Ordinary Shares could significantly decline or become worthless.

The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case, that restrict or otherwise unfavorably impact the ability or way we conduct our business, could require us to change certain aspects of our business to achieve compliance, which could decrease demand for our services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected and such measures could materially decrease the value of our Class A Ordinary Shares, potentially rendering them worthless.

The PRC government may intervene or influence the Hong Kong operations of an offshore holding company, such as ChainOn HK’, at any time, which could result in a material change in ChainOn HK’ operations and/or the value of our Ordinary Shares. If the PRC government chooses to extend the oversight and control over offerings that are conducted overseas and/or foreign investment in Mainland China-based issuers to Hong Kong-based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless.

We are a holding company and we mainly conduct our operations in Hong Kong through ChainOn HK. ChainOn HK does not have operations in Mainland China or are not regulated by any regulator in Mainland China as of the date of this prospectus. Hong Kong is a special administrative region of the PRC and, except for the Basic Law of the Hong Kong Special Administrative Region of the People’s Republic of China (“Basic Law”), national laws of the PRC do not apply in Hong Kong unless they are listed in Annex III of the Basic Law and applied locally by promulgation or local legislation. National laws that may be listed in Annex III are currently limited under the Basic Law to those which fall within the scope of defense and foreign affairs as well as other matters outside the limits of the autonomy of Hong Kong. National laws and regulations relating to data protection, cybersecurity and the anti-monopoly have not been listed in Annex III and so do not apply directly to Hong Kong. However, due to long-arm provisions under the current PRC laws and regulations, there remain regulatory and legal uncertainties with respect to the implementation of the PRC laws and regulations to Hong Kong. The PRC government may intervene or influence the operations in Mainland China of an offshore holding company at any time, which, if extended to ChainOn HK’ operations in Hong Kong, could result in a material change to ChainOn HK’ operations and/or the value of our Ordinary Shares. In the event that we or ChainOn HK was to become subject to the PRC laws and regulations, the legal and operational risks associated with being based in and having operations in the PRC, will also apply to the operations in Hong Kong. We face the risks and uncertainties associated with the PRC legal system, complex and evolving PRC laws and regulation, and as to whether and how the recent PRC government statements and regulatory developments, such as those relating to data and cyberspace security and anti-monopoly concerns, would be applicable to companies like ChainOn HK and us.

We are aware that the PRC government has recently indicated an intent to exert more oversight and control over listings conducted overseas and/or foreign investment in issuers based in Mainland China. For instance, on July 6, 2021, the relevant PRC governmental authorities promulgated the Opinions on Strictly Cracking Down on Illegal Securities Activities, which emphasized the need to strengthen the supervision over overseas listings by companies in Mainland China.

Recent statements, laws and regulations by the PRC government, including the Measures for Cybersecurity Review (2021), the PRC Personal Information Protection Law and the Trial Overseas Listing Measures published by CSRC on February 17, 2023 also have indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in Mainland China-based issuers. It remains uncertain as to the enactment, interpretation, and implementation of regulatory requirements related to overseas securities offering and other capital markets activities and due to the possibility that laws, regulations, or policies in the PRC could change rapidly in the future. The PRC laws and regulations are evolving, and their enactment timetable, interpretation, enforcement, and implementation involve significant uncertainties, and may change quickly with little advance notice, along with the risk that the PRC government may intervene or influence our Operating Subsidiary operations at any time could result in a material change in our operations and/or the value of our securities.

It remains uncertain whether the PRC government will adopt additional requirements or extend the existing requirements to apply to our Operating Subsidiary. It is also uncertain whether the Hong Kong government will be mandated by the PRC government, despite the constitutional constraints of the Basic Law, to control over offerings conducted overseas and/or foreign investment of entities in Hong Kong, including our Operating Subsidiary. Any actions by the PRC government to exert more oversight and control over offerings (including of businesses whose primary operations are in Hong Kong) that are conducted overseas and/or foreign investments in Hong Kong-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. If there is a significant change to current political arrangements between Mainland China and Hong Kong, or the applicable laws, regulations, or interpretations change, and, in such event, if we are required to obtain such approvals in the future and we do not receive or maintain the approvals or is denied permission from Mainland China or Hong Kong authorities, we will not be able to list our Ordinary Shares on a U.S. exchange, or continue to offer securities to investors, which would materially affect the interests of the investors and cause the value of our Ordinary Shares significantly decline or be worthless.

As of the date of this prospectus, we have no operations in Mainland China. As a Hong Kong-based issuer, we are not materially affected by recent statements by the PRC government indicating an intention to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in Mainland China-based issuers, as advised by our PRC counsel. However, we cannot assure you that the oversight and control will not be extended to companies operating in Hong Kong such as ChainOn HK in Hong Kong and the PRC government may exert more oversight and control over offerings that are conducted overseas and/or foreign investment in Hong Kong-based issuers, and if we were to be subject to such oversight and control, it may limit, or even completely hinder, our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.

Our financial condition, results of operations, the value of our Ordinary Shares and/or our ability to offer or continue to offer securities to investors may be materially and adversely affected by existing or future PRC laws and regulations which may become applicable to us and ChainOn HK.

ChainOn HK has no operations in Mainland China, as of the date of this prospectus. While our principal executive office is located, and our Operating Subsidiary’ business substantively operates, in Hong Kong, a special administrative region of China, a minimal portion of suppliers of ChainOn HK are Mainland Chinese entities. There is no guarantee that if certain existing or future PRC laws become applicable to us and our Operating Subsidiary, they will not have a material adverse impact on the business of our Operating Subsidiary in Hong Kong, our financial condition and results of operations and/or our ability to offer or continue to offer securities to investors, any of which may cause the value of such securities to significantly decline or be worthless.

Except for the Basic Law, national laws do not apply in Hong Kong unless they are listed in Annex III of the Basic Law and are applied locally by promulgation or local legislation. National Laws that may be listed in Annex III are currently limited under the Basic Law to those which fall within the scope of defense and foreign affairs, as well as other matters outside the limits of the autonomy of Hong Kong. PRC laws and regulations relating to data protection, cyber security and the anti-monopoly have not been listed in Annex III and, thus, they may not apply directly to Hong Kong.

The PRC laws and regulations are evolving, and their enactment timetable, interpretation and implementation may be revised from time to time. To the extent any PRC laws and regulations become applicable to us and our Operating Subsidiary, we and our Operating Subsidiary may be subject to the risks associated with the legal system in Mainland China, including with respect to the enforcement of laws and the possibility of changes of rules and regulations, which could materially and adversely affect our financial condition and results of operations.

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We and our Operating Subsidiary face uncertainties arising from the possible revision regarding the interpretation and implementation of current and any future PRC laws and regulations related to part of our Operating Subsidiary’ business operations.

As a minimal portion of our Operating Subsidiary’ suppliers are mainland China nationals, business operations related to such suppliers may be subject to certain PRC laws and regulations. The legal system in Mainland China is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases may be cited for reference but have less precedential value. The laws, regulations, and legal requirements in Mainland China are quickly evolving and may be revised from time to time. These revisions could affect our Operating Subsidiary’ business operations related to customers from Mainland China. In addition, we and our Operating Subsidiary cannot predict the effect of future developments in the legal system of Mainland China, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof.

New laws and regulations may be enacted from time to time and there may be substantial revisions regarding the interpretation and implementation of current and any future PRC laws and regulations with little advance notice. In particular, the PRC governmental authorities may continue to promulgate new laws, regulations, rules and guidelines governing new economy companies with respect to a wide range of issues, such as privacy and data protection, and other matters, which may affect our Operating Subsidiary’ business operations relating to customers from Mainland China. If these laws, regulations, rules and guidelines are deemed to be applicable to us and our Operating Subsidiary, we cannot assure you that we and our Operating Subsidiary will be able to comply with them in all respects, and we and our Operating Subsidiary may be ordered to rectify and terminate any actions that are deemed to be illegal by the PRC governmental authorities and may become subject to fines and other government sanctions, which may materially and adversely affect the business of our Operating Subsidiary in Hong Kong, and our financial condition and results of operations.

In the event the PRC government restricts or prohibits cash transfers from Hong Kong, our ability to distribute earnings and pay dividends may be impeded, thus limiting our ability to grow our business or receive earnings to the detriment of our investors.

Further, there are currently no restrictions or limitations under the laws of Hong Kong on the conversion of HK dollar into foreign currencies and the transfer of currencies out of Hong Kong and the laws and regulations of the PRC on currency conversion control do not currently have any material impact on the transfer of cash between ChainOn Group Limited, the ultimate holding company, and ChainOn HK, the wholly-owned operating subsidiary in Hong Kong. However, the PRC government may, in the future, impose restrictions or limitations on our ability to move money out of Hong Kong to distribute earnings and pay dividends to and from the other entities within our organization or to fund operations outside of Hong Kong. Such restrictions and limitations, if imposed in the future, may delay or hinder the expansion of our business outside of Hong Kong and may affect our ability to receive funds from ChainOn HK See “Transfers of Cash to and from our Subsidiaries” on page 10 for more detailed discussion.

The Chinese regulatory authorities could disallow our organizational structure, which would likely result in a material change in our operations and/or a material change in the value of the securities we are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless.

We are exposed to various risks and uncertainties stemming from the interpretations and implementations of laws and regulations in the PRC. These include, but are not limited to, the regulatory scrutiny of PRC companies’ overseas listings. Furthermore, we are susceptible to potential risks and uncertainties associated with future actions undertaken by the PRC government, which could potentially result in the disallowance of our organizational structure. Such an outcome would likely lead to a substantial transformation in our operational activities, and as a consequence, the value of our Class A Ordinary Shares may experience a significant depreciation or even become worthless.

We may become subject to a variety of PRC laws and other regulations regarding data protection or cybersecurity, and any failure to comply with applicable laws and regulations could have a material and adverse effect on our business, financial condition and results of operations.

We may become subject to a variety of laws and regulations in the PRC regarding privacy, data security, cybersecurity, and data protection, although we do not believe that we are currently subject to any such laws or regulations. These laws and regulations are continuously evolving and developing. The scope and interpretation of the laws that are or may be applicable to us are often uncertain and may be conflicting, particularly with respect to foreign laws. In particular, there are numerous laws and regulations regarding privacy and the collection, sharing, use, processing, disclosure, and protection of personal information and other user data. Such laws and regulations often vary in scope, may be subject to differing interpretations, and may be inconsistent among different jurisdictions.

We obtain information about various aspects of our operations as well as regarding our employees and third parties. We also maintain information about various aspects of our operations as well as regarding our employees. The integrity and protection of our customer, employee and company data is critical to our business. Our customers and employees expect that we will adequately protect their personal information. We are required by applicable laws to keep strictly confidential the personal information that we collect, and to take adequate security measures to safeguard such information.

On November 7, 2016, the Standing Committee of the PRC National People’s Congress issued the Cyber Security Law of the PRC, or Cyber Security Law, which became effective on June 1, 2017.

Pursuant to the Cyber Security Law, network operators must not, without users’ consent, collect their personal information, and may only collect users’ personal information necessary to provide their services. Providers are also obliged to provide security maintenance for their products and services and shall comply with provisions regarding the protection of personal information as stipulated under the relevant laws and regulations.

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The Civil Code of the PRC (issued by the PRC National People’s Congress on May 28, 2020 and effective from January 1, 2021) provides the main legal basis for privacy and personal information infringement claims under the Chinese civil laws. PRC regulators, including the CAC, the Ministry of Industry and Information Technology, and the Ministry of Public Security have been increasingly focused on regulation in the areas of data security and data protection.

The PRC regulatory requirements regarding cybersecurity are constantly evolving. For instance, various regulatory bodies in China, including the CAC, the Ministry of Public Security and the State Administration for Market Regulation have interpreted and enforced data privacy and protection laws and regulations within their respective areas.

In November 2016, the Standing Committee of China’s National People’s Congress passed the CSL, which became effective in June 2017. The CSL is the first PRC law that systematically lays out the regulatory requirements on cybersecurity and data protection, subjecting many previously under-regulated or unregulated activities in cyberspace to government scrutiny. The legal consequences of violation of the CSL include penalties of warning, confiscation of illegal income, suspension of related business, winding up for rectification, shutting down the websites, and revocation of business license or relevant permits. In April 2020, the CAC and certain other PRC regulatory authorities promulgated the Cybersecurity Review Measures, which became effective in June 2020. Pursuant to the Cybersecurity Review Measures, operators of critical information infrastructure must pass a cybersecurity review when purchasing network products and services which do or may affect national security. On July 10, 2021, the CAC issued a revised draft of the Measures for Cybersecurity Review for public comments (“Draft Measures”), which required that, in addition to “operator of critical information infrastructure,” any “data processor” carrying out data processing activities that affect or may affect national security should also be subject to cybersecurity review, and further elaborated the factors to be considered when assessing the national security risks of the relevant activities, including, among others, (i) the risk of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or exited the country; and (ii) the risk of critical information infrastructure, core data, important data or a large amount of personal information being affected, controlled, or maliciously used by foreign governments after listing abroad. The CAC has said that under the proposed rules companies holding data on more than 1,000,000 users must now apply for cybersecurity approval when seeking listings in other nations because of the risk that such data and personal information could be “affected, controlled, and maliciously exploited by foreign governments.” The cybersecurity review will also investigate the potential national security risks from overseas initial public offerings. On June 10, 2021, the Standing Committee of the National People’s Congress promulgated the PRC Data Security Law, which took effect on September 1, 2021. The Data Security Law also sets forth the data security protection obligations for entities and individuals handling personal data, including that no entity or individual may acquire such data by stealing or other illegal means, and the collection and use of such data should not exceed the necessary limits. The costs of compliance with, and other burdens imposed by, CSL and any other cybersecurity and related laws may limit the use and adoption of our products and services and could have an adverse impact on our business.

On December 28, 2021, thirteen PRC regulatory agencies, namely, the CAC, the National Development and Reform Commission, the Ministry of Industry and Information Technology, the Ministry of Public Security, the Ministry of State Security, the Ministry of Finance, the Ministry of Commerce, the State Administration for Market Regulation, CSRC, the People’s Bank of China, the National Radio and Television Administration, National Administration of State Secrets Protection and the National Cryptography Administration, jointly adopted and published the Measures for Cybersecurity Review (2021), which became effective on February 15, 2022. The Measures for Cybersecurity Review (2021) required that, among others, in addition to “operator of critical information infrastructure” any “operator of network platform” holding personal information of more than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review.

According to the temporary application of Chinese laws related to cybersecurity to companies within China, companies established in Hong Kong are not within the scope of application. The Company is therefore currently not required to obtain regulatory approval from the CAC nor any other PRC authorities for its and its subsidiaries’ operations in HK.

As advised by our PRC counsel China Commercial Law Firm, we do not expect to be subject to the cybersecurity review by the CAC, given that: (i) using our products and services do not require providing users’ personal information; (ii) we possess minimum amount, if not none of personal information in our business operations; (iii) data processed in our business does not have a bearing on national security and thus may not be classified as core or important data by the authorities and (iv) our operations are in HK, a Special Autonomous Region apart from mainland PRC. However, detailed implementation and interpretation related to network security are still under development. If any such new laws, regulations, rules, or implementation and interpretation comes into effect, we will take all reasonable measures and actions to comply and to minimize the adverse effect of such laws on us, where applicable and necessary.

We cannot assure you that PRC regulatory agencies, including the CAC, would take the same view as we do, and there is no assurance that we can fully or timely comply with such laws. In the event that we are subject to any mandatory cybersecurity review and other specific actions required by the CAC, we face uncertainty as to whether any clearance or other required actions can be timely completed, or at all. Given such uncertainty, we may be further required to suspend our relevant business, shut down our website, or face other penalties, which could materially and adversely affect our business, financial condition, and results of operations.

As advised by our PRC counsel China Commercial Law Firm, we believe that we have been in compliance with the data privacy and personal information requirements of the CAC. Neither the CAC nor any other PRC regulatory agency or administration has contacted the Company in connection with the Company’s or its subsidiaries’ operations.

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We may be subject to a variety of laws and other obligations regarding data protection in HK. The Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong) (the “PDPO”) came into force on 20 December 1996. The PDPO states that any person who controls the collection, holding, processing or use of personal data (the “data user”) shall not do any act, or engage in a practice, that contravenes any of the data protection principles set out in Schedule 1 to the PDPO (the “Data Protection Principles”) unless the act or practice, as the case may be, is required or permitted under the PDPO. Personal data means any data (a) relating directly or indirectly to a living individual; (b) from which it is practicable for the identity of the individual to be directly or indirectly ascertained; and (c) in a form in which access to or processing of the data is practicable.

The Data Protection Principles set out that (1) personal data must be collected in a lawful and fair way, for a purpose directly related to a function or activity of the data user. Data subjects must be notified of the purpose for which the data is to be used and the classes of persons to whom the data may be transferred. Data collected should be adequate but not excessive; (2) personal data must be accurate and should not be kept for a period longer than necessary for the fulfillment of the purpose for which the data is or is to be used; (3) personal data must be used for the purpose for which the data is collected or for a directly related purpose unless voluntary and explicit consent with a new purpose is obtained from the data subject; (4) a data user shall take practicable steps to safeguard any personal data held against unauthorized or accidental access, processing, erasure, loss or use; (5) a data user shall take practicable steps so that its policies and practices in relation to personal data, the kind of personal data it holds and the main purposes for which the personal data is or is to be used are made known to the public; and (6) a data subject shall be entitled to request access to personal data and must be allowed to correct the personal data if it is inaccurate.

Moreover, the Personal Data (Privacy) (Amendment) Ordinance 2021 (the “PDPAO”) came into effect on 8 October 2021. It amends the PDPO, particularly to: (i) criminalize doxing, i.e. unconsented disclosure of personal information of targeted individuals and groups; (ii) introduce a cessation notice regime to tackle doxing with extra-territorial reach; and (iii) substantially expand the investigation and enforcement powers of the Privacy Commissioner for Personal Data, in contexts beyond doxing.

As advised by our Hong Kong counsel, Stevenson, Wong & Co., we are of the view that we are not likely to be in breach of the PDPO and the PDPAO, for the following reasons: (i) using our products and services do not require providing applicable users’ personal information and (ii) we possess a minimum amount, if not none of the personal information in our business operations. Nonetheless, we are subject to laws and regulations relating to the collection, storage, use, processing, transmission, retention, security and transfer of personal information and other data. The interpretation and application of laws, regulations and standards on data protection and privacy may continue to evolve. We cannot assure you that the governmental authorities will not interpret or implement the laws or regulations in ways that negatively affect us. We may be subject to investigations and inspections by government authorities regarding our compliance with laws and regulations on data privacy, and we cannot assure you that our practices will always fully comply with all applicable rules and regulatory requirements. In addition, laws, regulations and standards on data protection and privacy continue to develop and may vary from jurisdiction to jurisdiction. Complying with emerging and changing international requirements may cause us to incur substantial costs or require us to change our business practices.

The Opinions recently issued by the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council and the New Overseas Listing Rules promulgated by the CSRC may subject us to additional compliance requirements in the future.

On February 17, 2023, with the approval of the State Council, the CSRC released the Trial Overseas Listing Measures and five supporting guidelines, which came into effect on March 31, 2023. According to the Trial Overseas Listing Measures, (1) domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedures and report relevant information to the CSRC; if a domestic company fails to complete the filing procedures or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines; (2) if the issuer meets both of the following conditions, the overseas offering and listing shall be determined as an indirect overseas offering and listing by a domestic company: (i) any of the total assets, net assets, revenues or profits of the domestic operating entities of the issuer in the most recent accounting year accounts for more than 50% of the corresponding figure in the issuer’s audited combined financial statements for the same period; (ii) its major operational activities are carried out in China or its main places of business are located in China, or the senior managers in charge of operation and management of the issuer are mostly Chinese citizens or are domiciled in China; and (3) where a domestic company seeks to indirectly offer and list securities in an overseas market, the issuer shall designate a major domestic operating entity responsible for all filing procedures with the CSRC, and where an issuer makes an application for an initial public offering in an overseas market, the issuer shall submit filings with the CSRC within three business days after such application is submitted.

We believe that: (i) the group currently does not have, nor do it currently intend to establish, any subsidiary nor plan to enter into any contractual arrangements to establish a VIE structure with any entity in the PRC; (ii) it is not controlled by any PRC entity or individual; (iii) it does not have any operation in the PRC, nor does it have any partnership or cooperation with any PRC entity or individual; (iv) it currently does not have, nor does it plan to have, any investment, such as owning or leasing any asset, in the PRC; (v) none of the senior managers in charge of the business operations and management are citizens of the PRC or domiciled in mainland China; and (vi) no revenue of the Company is generated from the PRC. Based on our confirmation to the facts mentioned above, our PRC counsel China Commercial Law Firm advised us that, this Offering shall not be deemed as a domestic enterprise that indirectly offer or list securities on an overseas stock exchange, nor does it requires filing or approvals from the CSRC. We are not subject to any PRC laws and regulations except to those applicable to Hong Kong listed in Annex III of the Basic Law. We do not need permission or approval from the Chinese government to operate our business or offer our Class A Ordinary Shares. As such, we have not applied for and we have not been denied any permissions or approvals. We believe that we do not need permission or approval from the Chinese government to operate our business or offer our Class A Ordinary Shares. As such, we have not applied for and we have not been denied any permissions or approvals.

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Further, as of the date of this prospectus, we believe that the Company is not considered a domestic enterprise under the Trial Measures and the Trial Measures do not apply to the Company, and its listing on NYSE AMERICAN or Nasdaq does not require fulfilling the filing procedure to the CSRC. However, as advised by our PRC counsel China Commercial Law Firm, there can be no assurance that the relevant PRC governmental authorities, including the CSRC, would reach the same conclusion as us, or that the CSRC or any other PRC governmental authorities would not promulgate new rules or new interpretation of current rules (with retrospective effect) to require us to obtain CSRC or other PRC governmental approvals for this Offering. If we or our Operating Subsidiary inadvertently conclude that such approvals are not required, we may be required to make corrections, be given a warning, be fined between RMB 1 million and RMB 10 million, warn the responsible person and impose a fine of not less than RMB 500,000 but not more than RMB 5 million, fine the controlling shareholder not less than RMB 1 million but not more than RMB 10 million, prevent the Company from entering the securities market and our ability to offer or continue to offer our Class A Ordinary Shares to investors could be significantly limited or completed hindered, which could cause the value of our Class A Ordinary Shares to significantly decline or become worthless. Our group may also face sanctions by the CSRC, the CAC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of the PRC, limit our operations in the PRC, delay or restrict the repatriation of the proceeds from this Offering into the PRC or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of our securities.

On February 24, 2023, the CSRC revised the Archives Rules issued in 2009. The Provisions on Strengthening Confidentiality and Archives Administration in Respect of Overseas Issuance and Listing of Securities by Domestic Enterprises (“the revised Archives Rules”) came into effect on March 31, 2023. In the overseas listing activities of domestic companies, domestic companies, as well as securities companies and securities service institutions providing relevant securities services thereof, should establish a sound system of confidentiality and archival work, shall not disclose state secrets, or harm the state and public interests. Where a domestic company provides or publicly discloses to the relevant securities companies, securities service institutions, overseas regulatory authorities and other entities and individuals, or provides or publicly discloses through its overseas listing entity, any document or material involving any state secret or any work secret of any governmental agency, it shall report to the competent authority for approval in accordance with the law, and submit to the secrecy administration department for filing. Securities companies and securities service organizations shall comply with the confidentiality and archive management requirements, and keep the documents and materials properly. Securities companies and securities service institutions that provide domestic enterprises with relevant securities services for overseas issuance and listing of securities shall keep the working papers they compile (such as the records of working plan and procedure, evidence and supporting materials related to the services which are obtained and prepared by the aforementioned service providers) within the territory of the PRC. If such working papers need to be taken abroad, approval shall be obtained in accordance with relevant provisions.

The Trial Overseas Listing Measures, and the revised Archives Rules as enacted, do not presently subject us to additional compliance requirements because we are not considered a PRC-based “domestic company” and are instead subject to general application of the Basic Law. However, we cannot assure you that they will not apply to us in the future. If they do eventually apply to us, we cannot assure you that we will be able to get the clearance of filing procedures under the Trial Overseas Listing Measures on a timely basis, or at all. Any failure by us to fully comply with new regulatory requirements, including but limited to the failure to complete the filing procedures with the CSRC if required, may significantly limit or completely hinder our ability to offer or continue to offer our Class A Ordinary Shares, cause significant disruption to our business operations, and severely damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our Class A Ordinary Shares to significantly decline in value or become worthless.

Additionally, due to long arm provisions under the current PRC laws and regulations, we are also subject to the risks of uncertainty about any future actions the Chinese government or authorities in Hong Kong may take in this regard.

Should the Chinese government choose to exercise significant oversight and discretion over the conduct of our Hong Kong Operating Subsidiary’s business, it may intervene in or influence our operations. Such governmental actions (i) could result in a material change in our Operating Subsidiary’s operations; (ii) could hinder our ability to continue to offer securities to investors; and (iii) may cause the value of our Class A Ordinary Shares to significantly decline in value or become worthless.

The Hong Kong legal system is subject to uncertainties in the interpretation and enforcement of PRC laws and regulations.

Hong Kong is a Special Administrative Region of the PRC. Following British colonial rule from 1842 to 1997, China assumed sovereignty under the “one country, two systems” principle. The Hong Kong Special Administrative Region’s constitutional document, the Basic Law, prescribes that Hong Kong’s current sovereignty will remain in effect for 50 years.

The PRC legal system is based on written statutes and prior court decisions have limited value as precedents. We cannot predict the effect of future developments in the Hong Kong legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the pre-emption of local regulations by national laws. These uncertainties could limit the legal protections available to us, including our ability to enforce our agreements with our customers.

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We and our Operating Entity may be affected by adverse changes in the political, economic, regulatory or social conditions in Hong Kong.

Our operations in HK are subject to special PRC considerations and significant risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environment and foreign currency exchange. Our operating results may be adversely affected by changes in the political and social conditions in HK, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion, remittances abroad, and rates and methods of taxation, among other things. Similarly, Hong Kong’s economy differs from the economies of most developed countries in many respects, including the amount of PRC government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Economic conditions in Hong Kong are sensitive to global economic conditions. Any economic downturn, changes in policies, currency and interest rate fluctuations, capital controls or capital restrictions, labor laws, changes in environmental protection laws and regulations, duties and taxation and limitations on imports and exports in these countries may materially and adversely affect our business, financial condition, results of operations and prospects.

A joint statement by the SEC and the PCAOB, rule changes by Nasdaq, and the HFCAA all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB.

On April 21, 2020, former SEC chairman Jay Clayton and former PCAOB chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China. The joint statement emphasized the risks associated with lack of access for the PCAOB to inspect auditors and audit work papers in China and higher risks of fraud in emerging markets.

The HFCAA was enacted on December 18, 2020. The HFCAA states if the SEC determines that a company has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for two consecutive years beginning in 2021, the SEC shall prohibit the company’s shares from being traded on a national securities exchange or in the over-the-counter trading market in the U.S.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCAA. A company will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCAA, including the listing and trading prohibition requirements described above.

On June 22, 2021, the U.S. Senate passed a bill which, if passed by the U.S. House of Representatives and signed into law, would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two years.

On June 22, 2021, the U.S. Senate passed the Consolidated Appropriations Act, which was signed into law by President Biden and contained, among other things, an identical provision to the Accelerating Holding Foreign Companies Accountable Act and amended the HFCAA by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the delisting of our Company and the prohibition of trading in our securities if the PCAOB is unable to inspect our accounting firm at such future time. A termination in the trading of our securities due to an involuntary delisting or any restriction on the trading in our securities would be expected to have a negative impact on the Company as well as on the value of our securities, should we face heightened operational and legal risks in relation to HFCAA compliance.

On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCAA. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions.

On December 16, 2021, PCAOB announced the PCAOB determinations relating to the PCAOB’s inability to inspect or investigate completely registered public accounting firms headquartered in the PRC or Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in the PRC or Hong Kong.

The recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB.

On August 26, 2022, the PCAOB announced that it had signed the SOP with the CSRC and the Ministry of Finance of China. The SOP Agreement establishes a specific, accountable framework to make possible complete inspections and investigations by the PCAOB of audit firms based in mainland China and Hong Kong, as required under U.S. law. The SOP Agreement remains unpublished and is subject to further explanation and implementation. Pursuant to the fact sheet with respect to the SOP Agreement disclosed by the SEC, the PCAOB shall have sole discretion to select any audit firms for inspection or investigation and the PCAOB inspectors and investigators shall have a right to see all audit documentation without redaction.

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On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination. The PCAOB’s December 15, 2022 determination may be subsequently vacated and does not automatically grant a grace period. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward and resumed regular inspections in early 2023. It continues pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has also indicated that it will act immediately to consider the need to issue new determinations with the HFCAA, if needed. Even though the PCAOB’s December 15, 2022 determination significantly reduces the risk of an involuntary delisting under the HFCAA, it does not eliminate other requirements for companies with PRC operating entities’ operations in China like us under both the HFCAA and SEC guidance.

Our auditor, J&S Associate PLT, an independent registered public accounting firm that issues the audit report included elsewhere in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor is headquartered in Malaysia. As of the date of this prospectus, our auditor is not subject to the PCAOB determinations announced by the PCAOB on December 16, 2021 relating to the PCAOB’s inability to inspect or investigate completely registered public accounting firms headquartered in mainland China or Hong Kong because of a position taken by one or more authorities in the PRC or Hong Kong.

Directors and Officers of the Company will be subject to new public reporting obligations under the Holding Foreign Insiders Accountable Act, which may increase compliance costs, reputational risks, and regulatory enforcement risks.

The HFIAA was signed into law on December 18, 2025. Pursuant to the HFIAA, beginning March 18, 2026, directors and officers of foreign private issuers (FPIs), such as our company, will be required to publicly disclose their beneficial ownership of, and transactions in, the company’s equity securities under Section 16(a) of the Securities Exchange Act of 1934. This represents a significant change, as directors and officers of FPIs were not previously required to comply with Section 16(a) reporting obligations.

Pursuant to the HFIAA, the following reporting requirements will apply to our directors and officers:

●	Form 3: an initial statement of beneficial ownership must be filed with the U.S. Securities and Exchange Commission (“SEC”) within 10 calendar days of an individual becoming a director or officer.
●	Form 4: a report of changes in beneficial ownership must be filed within two business days following the transaction date.
●	Form 5: an annual statement of changes in beneficial ownership not previously reported must be filed within 45 calendar days after the end of the company’s fiscal year.

While insiders of FPIs remain exempt from the short-swing profit disgorgement rules under Section 16(b) and the short-sale restrictions under Section 16(c), failure to comply with Section 16(a) reporting obligations may result in penalties or enforcement actions by the SEC.

The public disclosure of insider holdings and transactions may expose our directors and officers to reputational risks or scrutiny from investors, regulators, or media, which could negatively impact the market perception of our company. Additionally, the administrative burden and costs associated with preparing and filing these reports may increase our compliance costs.

If our directors and officers fail to comply with these new reporting obligations, it may lead to regulatory penalties or enforcement actions, which could adversely affect our business, reputation, and financial condition. The increased transparency of insider trading activity may also impact investor confidence in our company or the market price of our securities.

Risks Relating to Our Initial Public Offering and Ownership of Our Class A Ordinary Shares

The market price of our Class A Ordinary Shares may be volatile or may decline regardless of our operating performance and could result in significant losses and you may not be able to resell your shares at or above the offering price.

The offering price for our Class A Ordinary Shares will be determined through negotiations between the underwriter and us and may vary from the market price of our Class A Ordinary Shares following our Offering. If you purchase our Class A Ordinary Shares in our Offering, you may not be able to resell those Class A Ordinary Shares at or above the offering price. We cannot assure you that our Class A Ordinary Shares’ offering price, or the market price following our Offering, will equal or exceed prices in privately negotiated transactions of our Class A Ordinary Shares that have occurred from time to time prior to our initial public Offering. The market price of our Class A Ordinary Shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

●	actual or anticipated fluctuations in our revenue and other operating results;
●	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;
●	actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our Company, or our failure to meet these estimates or the expectations of investors;
●	announcements by us or our competitors of significant products or features, technical innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;
●	price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;
●	lawsuits threatened or filed against us; and
●	other events or factors, including those resulting from war or incidents of terrorism, or responses to these events.

In addition, the trading price of our Class A Ordinary Shares is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, akin to the performance and fluctuation of the market prices of other companies with business operations located mainly in HK or the PRC that have listed their securities in the United States. A number of Chinese companies have listed or are in the process of listing their securities on U.S. stock markets. The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings. The trading performances of the securities of these Chinese companies after their offerings may affect the general perception and attitude of investors toward Chinese companies listed in the United. Consequently, these factors may impact the trading performance of our shares, notwithstanding our actual operating performance.

In addition to market and industry factors, the price and trading volume for our Class A Ordinary Shares may be highly volatile for factors specific to our own operations, including the following:

●	variations in our revenues, earnings and cash flow;

●	changes in financial estimates by securities analysts;

●	additions or departures of key personnel;

●	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and

●	potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which our Class A Ordinary Shares will trade.

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In the past, shareholders of public companies have often brought securities class action suits against companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

We may not maintain the listing of our Class A Ordinary Shares on the NYSE American or Nasdaq, which could limit investors’ ability to make transactions in our Class A Ordinary Shares and subject us to additional trading restrictions.

We intend to list our Class A Ordinary Shares on the NYSE American or Nasdaq concurrently with this Offering. In order to continue listing our Class A Ordinary Shares on the NYSE American or Nasdaq, we must maintain certain financial and share price levels, and we may be unable to meet these requirements in the future. We cannot assure you that our Class A Ordinary Shares will continue to be listed on the NYSE American or Nasdaq in the future. If the NYSE American or Nasdaq delists our Class A Ordinary Shares and we are unable to list our Class A Ordinary Shares on another national securities exchange, we will endeavor to have our Class A Ordinary Shares quoted on an over-the-counter market in the United States. If this were to occur, we could face significant material adverse consequences, including:

●	a limited availability of market quotations for our Class A Ordinary Shares;

●	reduced liquidity for our Class A Ordinary Shares;

●	a determination that our Class A Ordinary Shares are a “penny stock,” which would require brokers trading in our shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Class A Ordinary Shares;

●	a limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

As long as our Class A Ordinary Shares are listed on the NYSE American or Nasdaq, U.S. federal law prevents or preempts states from regulating their sale of those listed Class A Ordinary Shares. However, the law does permit states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of those listed Class A Ordinary Shares. Further, if our Class A Ordinary Shares are no longer listed on the NYSE American or Nasdaq, we would be subject to regulations in each state in which we offer our Class A Ordinary Shares.

Future issuances or sales, or perceived issuances or sales, of substantial amounts of Class A Ordinary Shares in the public market could materially and adversely affect the prevailing market price of the Class A Ordinary Shares and our ability to raise capital in the future.

The market price of our Class A Ordinary Shares could decline as a result of future sales of substantial amounts of our Class A Ordinary Shares in the public market after the completion of this Offering, or the perception that these sales could occur. Future sales, or perceived sales, of substantial amounts of the shares could adversely affect the market price of our Class A Ordinary Shares and could materially impair our ability to raise capital through equity offerings in the future. As of the date of this prospectus, we have 24,000,000 Class A Ordinary Shares outstanding. The Class A Ordinary Shares sold in this Offering will be freely tradable without restriction or further registration under the Securities Act, and Class A Ordinary Shares held by our existing shareholders may also be sold in the public market in the future subject to the restrictions in Rule 144 under the Securities Act and applicable lock-up agreements. There will be [*] Class A Ordinary Shares outstanding immediately after this Offering assuming the underwriters do not exercise their over-allotment option.

In connection with this Offering, our directors and officers named in the section “Management,” and certain shareholders have agreed not to sell any shares until 180 days after the date of this prospectus without the prior written consent of the underwriter, subject to certain exceptions. However, the underwriter may release these securities from these restrictions at any time. See “Underwriting” and “Shares Eligible for Future Sale” for a more detailed description of the restrictions on selling our securities after this Offering.

Short selling may drive down the market price of our Class A Ordinary Shares.

Short selling is the practice of selling shares that the seller does not own but rather has borrowed from a third party with the intention of buying identical shares back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the shares between the sale of the borrowed shares and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. Since it is in the short seller’s interest for the price of the shares to decline, many short sellers publish, or arrange for the publication of, negative opinions and allegations regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling the shares short. These negative opinions have, in the past, led to selling of shares in the market. If we were to become the subject of any unfavorable publicity, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any negative opinions of short sellers, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our Company. This situation will be costly and time-consuming and distract our management from developing our growth. If such allegations are not proven to be groundless, we and our business operations will be severely affected and you could sustain a significant decline in the value of our Class A Ordinary Shares.

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Because we may not expect to pay dividends in the foreseeable future, you may rely on price appreciation of our Class A Ordinary Shares for a return on your investment.

We currently intend to retain all of our available funds and any future earnings after this Offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends or make any distributions in the foreseeable future. Therefore, you should not rely on an investment in our Class A Ordinary Shares as a source for any future dividend income. Our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our securities will likely depend entirely upon any future price appreciation of our Class A Ordinary Shares. There is no guarantee that our Class A Ordinary Shares will appreciate in value after this Offering or even maintain the price at which you purchased our Class A Ordinary Shares. You may not realize a return on your investment in our Class A Ordinary Shares and you may even lose your entire investment.

Because our offering price is substantially higher than our net tangible book value per Class A Ordinary Share, you will experience immediate and substantial dilution.

If you purchase Class A Ordinary Shares in this Offering, you will pay substantially more than the corresponding amount paid by existing shareholder for their shares and more than our net tangible book value per share. As a result, you will experience immediate and substantial dilution of US$[*] per Class A Ordinary Share, representing the difference between our net tangible book value per Class A Ordinary Share of US$[*] as of April 30, 2025, after receiving the net proceeds to us from this Offering, assuming no change to the number of Class A Ordinary Shares offered by us as stated on the cover page of this prospectus and an assumed public offering price of US$[*] per Class A Ordinary Share (being the mid-point range of US$[*] and US$[*] per Class A Ordinary Share). See “Dilution” for a more complete description of how the value of your investment in our Class A Ordinary Shares will be diluted upon the completion of this Offering.

You must rely on the judgment of our management as to the uses of our net proceeds from this Offering, and such uses may not produce income or increase our share price.

We plan to use the net proceeds of this Offering as discussed under “Use of Proceeds”. However, our management will have considerable discretion in the application of the net proceeds received by us in this Offering. You will not have the opportunity, as part of your investment decision, to assess whether proceeds are being used appropriately. The net proceeds may be used for corporate purposes that do not improve our efforts to achieve or maintain profitability or increase our share price. The net proceeds from this Offering may be placed in investments that do not produce income or that lose value.

If we become classified as a passive foreign investment company, United States taxpayers who own our securities may have adverse United States federal income tax consequences.

A non-U.S. corporation such as our Company will be classified as a passive foreign investment company, which is known as a PFIC, for any taxable year if, for such year, either

●	At least 75% of our gross income for the year is passive income; or

●	The average percentage of our assets (determined at the end of each quarter) during the taxable year that produce passive income or that are held for the production of passive income is at least 50%.

Passive income generally includes dividends, interest, rents, royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. taxpayer who holds our securities, the U.S. taxpayer may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements.

It is possible that, in future taxable years, more than 50% of our assets may be assets which produce passive income. We will make this determination following the end of any particular tax year. We treat our affiliated entities as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we combine their operating results in our combined financial statements. For purposes of the PFIC analysis, in general, a non-U.S. corporation is deemed to own its pro rata share of the gross income and assets of any entity in which it is considered to own at least 25% of the equity by value.

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For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. taxpayers if we were determined to be a PFIC, see “Material Tax Considerations — Passive Foreign Investment Company Considerations” on page 94.

Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A Ordinary Shares may view as beneficial.

We have a dual-class voting structure consisting of Class A Ordinary Shares and Class B Ordinary Shares. Based on our dual-class voting structure, holders of Class A Ordinary Shares will be entitled to one (1) vote per share in respect of matters requiring the votes of shareholders, including the election of directors, amendment of memorandum and articles of association and approval of major corporate transactions, while holders of Class B Ordinary Shares will be entitled to twenty (20) votes per share. Due to the disparate voting powers associated with our two classes of ordinary shares, Mr. Wai Lun Lau, our controlling shareholder, through Invincible Legend Limited, will beneficially own approximately [*]% of our outstanding Class A Ordinary Shares and 100% of our Class B Ordinary Shares, representing [*]% of the total voting power of the aggregate voting power of our Company immediately following the completion of this Offering, assuming that the underwriters do not exercise their over-allotment option. The interests of our controlling shareholder may not coincide with your interests, and it may make decisions with which you disagree, including decisions on important topics such as the composition of the board of directors, compensation, management succession, and our business and financial strategy. To the extent that the interests of our controlling shareholder differ from your interests, you may be disadvantaged by any action that they may seek to pursue. This concentrated control could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our Class A Ordinary Shares of the opportunity to sell their shares at a premium over the prevailing market price.

Our Controlling Shareholder has substantial influence over the Company. Its interests may not be aligned with the interests of our other shareholders, and it could prevent or cause a change of control or other transactions.

As of the date of this prospectus, Mr. Wai Lun Lau indirectly beneficially owns approximately [*]% of our issued and outstanding Class A Ordinary Shares through Invincible Legend Limited. Upon completion of this Offering, he will be the beneficial owner of an aggregate of [*] Class A Ordinary Shares which will represent [*]% of the then total issued and outstanding Class A Ordinary Shares or [*]% if the Over-Allotment Option is exercisable in full. In addition, Invincible Legend Limited holds [*] Class B Ordinary Shares which together with the [*] Class A Ordinary Shares held by it, will control [*] % our entire voting issued capital.

Accordingly, Invincible Legend Limited, or Mr. Wai Lun Lau through Invincible Legend Limited, could control the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations, the election of directors and other significant corporate actions, including the power to prevent or cause a change in control. Without the consent of Invincible Legend Limited, we may be prevented from entering into transactions that could be beneficial to us or our minority shareholders. In addition, our directors and officers could violate their fiduciary duties by diverting business opportunities from us to themselves or others. The interests of our largest shareholder may differ from the interests of our other shareholders. The concentration in the ownership of our shares may cause a material decline in the value of our Class A Ordinary Shares. For more information regarding our principal shareholders and their affiliated entities, see “Principal Shareholder” on page 80.

We are a “controlled company” within the meaning of the rules of NYSE American and Nasdaq and, as a result, will rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

Upon the completion of this Offering, we will be a “controlled company” as defined under the rules of NYSE American and Nasdaq. For so long as we remain a controlled company under that definition, we are permitted to elect to rely, and will rely, on certain exemptions from corporate governance rules, including:

●	an exemption from the rule that a majority of our board of directors must be independent directors;

●	an exemption from the rule that the compensation of our chief executive officer must be determined or recommended solely by independent directors; and

●	an exemption from the rule that our director nominees must be selected or recommended solely by independent directors.

As a result, you may not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements. Accordingly, a majority of the members of our board of directors might not be independent directors and our nomination and compensation committees might not consist entirely of independent directors upon closing of the Offering. Our status as a controlled company could cause our Class A Ordinary Shares to look less attractive to certain investors or otherwise harm our trading price. As a result, the investors will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements. We expect to qualify for and intend to continue to rely on exemptions from certain corporate governance requirements, including the controlled company exemption.

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As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NYSE American or Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the NYSE American or Nasdaq corporate governance listing standards.

As a foreign private issuer that has applied to list our Class A Ordinary Shares on NYSE American or Nasdaq, we may rely on provisions in the NYSE American or Nasdaq corporate governance listing standards that allow us to follow Cayman Islands law with regard to certain aspects of corporate governance. This allows us to follow certain corporate governance practices that differ in significant respects from the corporate governance requirements applicable to U.S. companies listed on the NYSE American or Nasdaq.

For example, we may be exempt from the NYSE American or Nasdaq regulations that require a listed U.S. company to:

●	require non-management directors to meet on a regular basis without management present; and

●	seek shareholders’ approval for the implementation of certain equity compensation plans and issuances of Class A Ordinary Shares.

As a foreign private issuer, we are permitted to follow home country practice in lieu of the above requirements. Our audit committee is required to comply with the provisions of Rule 10A-3 of the Exchange Act, which is applicable to U.S. companies listed on the NYSE American or Nasdaq.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are incorporated under the laws of Cayman Islands as an exempted company with limited liability Our corporate affairs are governed by our Memorandum and Articles of Association, the Companies Act and the common law of the Cayman Islands. The rights of shareholders to take action against our directors and us, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are, to a large extent, governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the English common law, which is generally persuasive authority, but is not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions of the United States. In particular, the Cayman Islands has a different body of securities laws than the United States. In addition, Cayman Islands companies may not have the standing to initiate a shareholder derivative action in a federal court of the United States. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will, in certain circumstances, recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

Shareholders of Cayman Islands business companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the Memorandum and Articles of Association) or to obtain copies of lists of shareholders of these companies. Our directors are not required under our Memorandum and Articles of Association to make our corporate records available for inspection by our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder resolution or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions, such as the U.S. Currently, we plan to rely on home country practice with respect to any corporate governance matter. Accordingly, our shareholders will be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of the board of directors or our controlling shareholder than they would as shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Act and the laws applicable to companies incorporated in the United States and their shareholders, see “Certain Cayman Islands Company Considerations — Differences in Corporate Law.”

Our lack of effective internal controls over financial reporting may affect our ability to accurately report our financial results or prevent fraud which may affect the market for and price of our Class A Ordinary Share.

To implement Section 404 of the Sarbanes-Oxley Act of 2002, the SEC adopted rules requiring public companies to include a report of management on our internal control over financial reporting. Prior to filing the registration statement of which this prospectus is a part, we were a group of private companies with limited accounting personnel and other resources for addressing our internal control over financial reporting. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in connection with the audits of our consolidated financial statements for the years ended April 30, 2025 and 2024, we identified material weaknesses in our internal control over financial reporting as well as other control deficiencies for the above mentioned periods. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

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Material weaknesses that have been identified are summarized as the followings: (1) lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to formalize key controls over financial reporting and to prepare consolidated financial statements and related disclosures; and (2) inadequate segregation of duties for initiating, authorizing, recording, and processing journal entries due to limited staff and resources.

We intend to implement measures designed to improve our internal control over financial reporting to address the underlying causes of these material weaknesses, including: (i) engaging third-party US GAAP consultant to assist in preparing financial statements, and training staff in financial department for US GAAP purposes; and (ii) creating account for each of the personnel and design the authority in the accounting system for each of the personnel. However, the implementation of these measures may not fully address the deficiencies in our internal control over financial reporting. We are not able to estimate with reasonable certainty the costs that we will need to incur to implement these and other measures designed to improve our internal control over financial reporting.

Pursuant to the JOBS Act, we qualify as an “emerging growth company” as we recorded revenues less than US$1.235 billion in our most recent fiscal year, which allows us to take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act, in the assessment of the emerging growth company’s internal control over financial reporting.

We will be subject to the requirement that we maintain internal controls and that management perform periodic evaluation of the effectiveness of the internal controls. Effective internal control over financial reporting is important to prevent fraud. As a result, our business, financial condition, results of operations and prospects, as well as the market for and trading price of our Class A Ordinary Shares, may be materially and adversely affected if we do not have effective internal controls. We may not discover any problems in a timely manner and current and potential shareholders could lose confidence in our financial reporting, which would harm our business and the trading price of our Class A Ordinary Shares. The absence of internal controls over financial reporting may inhibit investors from purchasing our Class A Ordinary Shares and may make it more difficult for us to raise funds in a debt or equity financing. Additional material weaknesses or significant deficiencies may be identified in the future. If we identify such issues or if we are unable to produce accurate and timely financial statements, our stock price may decline, and we may be unable to maintain compliance with the NYSE American or Nasdaq listing rules.

We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our Class A Ordinary Shares less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act for so long as we are an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the extended transition period, although we have adopted certain new and revised accounting standards based on transition guidance permitted under such standards. As a result of this election, our future financial statements may not be comparable to other public companies that comply with the public company effective dates for these new or revised accounting standards.

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We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

We are a foreign private issuer and, as a result, we are not subject to the same requirements as U.S. domestic issuers. Under the Exchange Act, we will be subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the selective disclosure rules by issuers of material non-public information under Regulation FD.

However, we will still be subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5 under the Exchange Act. Since many of the disclosure obligations imposed on us as a foreign private issuer differ from those imposed on U.S. domestic reporting companies, you should not expect to receive the same information about us and at the same time as the information provided by U.S. domestic reporting companies. Moreover, we will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our financial results on a semi-annual basis through press releases distributed pursuant to the rules and regulations of the NYSE American or Nasdaq. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you if you were investing in a U.S. domestic issuer.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and, therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last Business Day of an issuer’s most recently completed second fiscal quarter. Accordingly, the latest determination will be made with respect to us on October 31, 2025. In the future, we would lose our foreign private issuer status if (1) more than 50% of our outstanding voting securities are owned by U.S. residents, and (2) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. If we were to lose our foreign private issuer status, we would be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We also would be required to comply with U.S. federal proxy requirements. In addition, we would lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of the NYSE American or Nasdaq. As a U.S. listed public company that is not a foreign private issuer, we would incur significant additional legal, accounting and other expenses that we do not incur as a foreign private issuer.

If we cease to qualify as a foreign private issuer, we would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and we would incur significant additional legal, accounting and other expenses that we would not incur as a foreign private issuer.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. On December 18, 2025, the Holding Foreign Insiders Accountable Act was enacted as part of the National Defense Authorization Act for Fiscal Year 2026, mandating directors and officers of foreign private issuers to file Section 16(a) reports (Forms 3, 4, and 5) with the SEC to report beneficial ownership interests in companies, effective on March 18, 2026. Our principal shareholders who are not our officers or directors, however, will remain exempt from Section 16(a) reporting requirements. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States domestic issuers, and we are not required to disclose in our periodic reports all of the information that United States domestic issuers are required to disclose. While we currently expect to continue qualifying as a foreign private issuer, we may cease to qualify as a foreign private issuer in the future.

We will incur significantly increased costs and devote substantial amount of our management’s time as a result of becoming a public company and the eventual listing of our Class A Ordinary Shares on the NYSE American or Nasdaq.

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, the listing requirements of the securities exchange on which we list, and other applicable securities rules and regulations. Despite recent reforms made possible by the JOBS Act, we will incur additional legal, accounting and other expenses as a public reporting company that we did not incur as a private company, particularly after we cease to qualify as an emerging growth company. For example, we will be required to comply with the additional requirements of the rules and regulations of the SEC and the NYSE American or Nasdaq rules, including applicable corporate governance practices. We expect that compliance with these requirements will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. In addition, we expect that our management and other personnel will need to divert attention from operational and other business matters to devote substantial time to these public company requirements. We cannot predict or estimate the number of additional costs we may incur as a result of becoming a public company or the timing of such costs.

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In addition, changing laws, regulations and standards relating to corporate governance and public disclosure create uncertainty for public companies, increasing legal and financial compliance costs and make some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidelines are provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may also initiate legal proceedings against us and our business may be adversely affected.

Future financing may cause a dilution in your shareholding or place restrictions on our operations.

We may need to raise additional funds immediately after the completion of this Offering or in the future to finance further expansion of our capacity and business relating to our existing operations, acquisitions or strategic partnerships. If additional funds are raised through the issuance of new equity or equity-linked securities of the Company other than on a pro rata basis to existing shareholder, the percentage ownership of such shareholders in the Company may be reduced, and such new securities may confer rights and privileges that take priority over those conferred by the shares. Alternatively, if we meet such funding requirements by way of additional debt financing, we may have restrictions placed on us through such debt financing arrangements which may:

●	further limit our ability to pay dividends or require us to seek consents for the payment of dividends;

●	increase our vulnerability to general adverse economic and industry conditions;

●	require us to dedicate a substantial portion of our cash flows from operations to service our debt, thereby reducing the availability of our cash flow to fund capital expenditure, working capital requirements and other general corporate needs; and

●	limit our flexibility in planning for, or reacting to, changes in our business and our industry.

Our compensation of directors and executive officers may not be publicly available, and our shareholders may have limited visibility into management’s remuneration practices.

Under Cayman Islands law, we are not required to disclose compensation paid to our directors and executive officers on an individual basis, and we have not otherwise made such disclosure publicly. The executive officers of the Company receive compensation consisting primarily of fixed base salaries and variable cash bonuses, together with other customary employee benefits in line with market practice. The fixed component of compensation is determined based on market conditions and individual responsibilities and is reviewed periodically. The variable component typically consists of discretionary cash bonuses, which are assessed based on performance criteria agreed upon by the Board.

Because detailed compensation information for our directors and executive officers is not required to be publicly disclosed under applicable laws, our shareholders may have less visibility into the Company’s remuneration practices than they would as shareholders of a company incorporated in the United States. As a result, public shareholders may have more difficulty in assessing whether management’s compensation aligns with their interests, which could limit their ability to influence or evaluate executive decisions affecting the Company.

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USE OF PROCEEDS

We estimate that we will receive net proceeds from the sale of Class A Ordinary Shares of approximately US$[*] million based upon an assumed offering price of US$[*] per Class A Ordinary Share (being the estimated mid-point of the offer price range stated on the cover of this prospectus). This estimate reflects the net proceeds from this Offering after the underwriting discounts, non-accountable expense allowance, and the estimated offering expenses (including accountable expenses) (assuming no exercise by the underwriters of their over-allotment option).

Each $1.00 increase (decrease) in the assumed offering price of US$[*] per Class A Ordinary Share (being the estimated mid-point of the offer price range stated on the cover of this prospectus) would increase (decrease) the net proceeds to us from this Offering by US$[*] million, assuming the number of Class A Ordinary Shares offered, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts, non-accountable expense allowance, and the estimated offering expenses (including accountable expenses).

The primary purposes of this Offering are to create a public market for our Class A Ordinary Shares for the benefit of all shareholders, retain talented employees by providing them with equity incentives and obtain additional capital.

We currently intend to use the net proceeds of this Offering as follows:

(i)	approximately 40 % for funding research and technological development activities and related investments in technology infrastructure, including the enhancement of our integrated information technology services platform, the expansion of our Web3 and blockchain product offerings, and investments in cloud and data infrastructure, developer tooling and cybersecurity;

(ii)	approximately 20 % for sales and marketing, business development and customer success initiatives to expand our client base and increase adoption of our solutions in existing and new geographic markets;

(iii)	approximately 20% for strengthening our human capital, including the recruitment, training and retention of engineering, product and other key personnel;

(iv)	approximately 10% for potential strategic investments in, or acquisitions of, businesses, products or technologies that are complementary to our existing ecosystem, although we currently have no agreements or commitments with respect to any such transactions; and

(v)	approximately 10% for the balance for working capital and other general corporate purposes.

The precise amounts and percentage of proceeds we would devote to particular categories of activity will depend on prevailing market and business conditions as well as particular opportunities that may arise from time to time. This expected use of our net proceeds from this Offering represents our intentions based upon our current plans and business conditions, which could change in the future as our plans and business conditions evolve. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including any unforeseen cash needs. Similarly, the priority of our prospective uses of proceeds will depend on business and market conditions are they develop. Accordingly, our management will have significant flexibility and broad discretion in applying the net proceeds of the Offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this Offering differently than as described in this prospectus.

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CAPITALIZATION

The following table sets forth our capitalization as of October 31, 2025:

●	on an actual basis;

●	on a pro forma basis giving effect to the completion of the firm commitment offering at an assumed initial public offering price of US$[*] per Class A Ordinary Share (being the estimated mid-point of the offer price range stated on the cover of this prospectus) and to reflect the application of the proceeds after deducting the underwriting discounts, non-accountable expense allowance and the estimated offering expenses (including accountable expenses) payable by us (excluding any Class A Ordinary Shares that may be sold as a result of the underwriter exercising its Over-allotment Option).

The pro forma as adjusted information below is illustrative only, and our capitalization following the completion of this Offering is subject to adjustment based on the actual net proceeds to us from the Offering. You should read this table in conjunction with “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our unaudited condensed consolidated financial statements and related notes included elsewhere in this prospectus.

	As of October 31, 2025
Shareholders’ Equity	Actual(1)	Pro Forma(2)
	US$	US$
Class A Ordinary Shares, US$0.0004 par value; 100,000,000 Class A Ordinary Shares authorized; 24,000,000 Class A Ordinary Shares issued and outstanding on an actual basis; and [*] Class A Ordinary Shares outstanding on a pro forma basis	9,600
Class B Ordinary Shares, US$0.0004 par value per share; 25,000,000 Class B Ordinary Shares authorized; 6,000,000 Class B Ordinary Shares issued and outstanding on both an actual and a pro forma basis	2,400
Subscription receivable	(12,000)
Additional paid-in capital	2,000,808
Accumulated losses	(286,431)
Accumulated other comprehensive income	6,745
Total Shareholders’ Equity	1,721,122

(1) Reflects (i) the effect of the Reorganization on November 12, 2025; (ii) a 1-for-2,500 share subdivision effected on January 27, 2026; (iii) the issuance of 4,000,000 Class A Ordinary Shares and 1,000,000 Class B Ordinary Shares to our existing shareholders on January 27, 2026. All shares and amounts presented on actual basis have been retroactively adjusted to reflect these transactions. As a result, a total of 24,000,000 Class A Ordinary Shares and 6,000,000 Class B Ordinary Shares, each with a par value of $0.0004 per share, were issued and outstanding as of October 31, 2025. For further details regarding our share capital and corporate structure, please refer to the section titled “History and Corporate Structure” of this prospectus.

(2) Reflects the sale of Class A Ordinary Shares in this Offering (excluding any Class A Ordinary Shares that may be sold pursuant to the over-allotment option) at the assumed initial public offering price of US$[*] per Class A Ordinary Share (being the estimated mid-point of the offer price range stated on the cover of this prospectus), and after deducting the estimated underwriting discounts, non-accountable expense allowance, and the estimated offering expenses (including accountable expenses) payable by us. The pro forma information is illustrative only. Additional paid-in capital reflects the net proceeds we expect to receive, after deducting the underwriting discounts, non-accountable expense allowance, and the estimated offering expenses (including accountable expenses) payable by us. We estimate that such net proceeds will be approximately US$[*] million. For an itemization of an estimation of the total offering expenses (including accountable expenses) payable by us, see “Expenses Related to this Offering”.

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DIVIDEND POLICY

As of the date of this prospectus, ChainOn HK does not have any history of declaring dividends, and none of our subsidiaries have made any dividends or distributions to the Company. In addition, the Company has not made any dividends or distributions to its shareholders and no dividends, transfers or distributions have been made between any of our subsidiaries.

We have not adopted a formal dividend policy as of the date of this prospectus. Our board of directors has complete discretion in deciding whether to distribute dividends, subject to certain restrictions under Cayman Islands law, namely that Company may only pay dividends out of profit or share premium, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. In addition, our shareholders may by ordinary resolution declare final dividend, but no dividend shall exceed the amount recommended by our board of directors. Even if our board of directors decides to pay dividends, the timing, amount, and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions, and other factors deemed relevant by our board of directors. Please see the section entitled “Material Tax Consideration” of this prospectus for information on the potential tax consequences of any cash dividends declared.

There are no foreign exchange controls or foreign exchange regulations under current applicable laws of the various places of incorporation of our significant subsidiaries that would affect the payment or remittance of dividends. As a holding company, we may rely on dividends and other distributions on equity paid by our Operating Subsidiary for our cash and financing requirements. We are permitted under the laws of Cayman Islands and our Memorandum and Articles of Association (as amended from time to time) to provide funding to our Operating Subsidiary incorporated in Hong Kong through loans or capital contributions. Our Operating Subsidiary is permitted under the laws of Hong Kong to provide funding to us through dividend distribution without restrictions on the amount of the funds. If our Operating Subsidiary incurs debt on its own behalf in the future, the instruments governing such debt may restrict their ability to pay dividends to us. As of the date of this prospectus, our Operating Subsidiary has not experienced any difficulties or limitations on its ability to pay dividends; nor does it maintain cash management policies or procedures dictating the amount of such funding or how funds are transferred. There can be no assurance that the PRC government will not impose restrictions to prevent the cash maintained in Hong Kong from being transferred out or restrict the deployment of the cash into our business or for the payment of dividends.

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DILUTION

Investors purchasing our Class A Ordinary Shares in this Offering will experience immediate and substantial dilution in the pro forma net tangible book value of our Class A Ordinary Shares. Dilution in pro forma net tangible book value represents the difference between the initial public offering price of our Class A Ordinary Shares and the pro forma net tangible book value per Class A Ordinary Share immediately after the Offering.

As stipulated in our Memorandum and Articles of Association, each Class B Ordinary Share shall be convertible into one Class A Ordinary Share at the option of the holders of Class B Ordinary Shares, at any time and without the payment of any additional sum; Conversely, holders of Class A Ordinary Shares shall have no rights to convert Class A Ordinary Shares into Class B Ordinary Shares under any circumstances. Holders of both Class A and Class B Ordinary Shares were entitled to receive dividends paid by us at the same rate and had equal rights to our surplus assets upon its liquidation, as stipulated in our Memorandum and Articles of Association. In addition, holders of Class A Ordinary Shares shall be entitled to one vote on all matters subject to the vote at our general meetings, while holders of Class B Ordinary Shares shall be entitled to twenty votes on all matters subject to the vote at our general meetings. These shares ranked pari passu in all other respects.

Our actual net tangible book value per Class A Ordinary Share represents our total tangible assets (total assets excluding intangible assets) less total liabilities, divided by the number of outstanding ordinary shares as of October 31, 2025, after giving effect to (i) the Reorganization on November 12, 2025; (ii) a 1-for-2,500 share subdivision effected on January 27, 2026; (iii) the issuance of 4,000,000 Class A Ordinary Shares and 1,000,000 Class B Ordinary Shares to our existing shareholders on January 27, 2026. All shares and amounts presented on actual basis have been retroactively adjusted to reflect these transactions. As a result, a total of 24,000,000 Class A ordinary shares and 6,000,000 Class B Ordinary Shares, each with a par value of $0.0004 per share, were issued and outstanding as of October 31, 2025.

After the sale of Class A Ordinary Shares in this Offering at an assumed initial public offering price of US$[*] per Class A Ordinary Share (being the estimated mid-point of the offer price range stated on the cover of this prospectus), and assuming no over-allotment option is exercised by the underwriters, we will have [*] ordinary shares outstanding (including [*] Class A Ordinary Shares and 6,000,000 Class B Ordinary Shares), after deducting underwriting discounts, non-accountable expense allowance and estimated offering expenses payable (including accountable expenses) by us, the pro forma net tangible book value as of October 31, 2025 would have been approximately US$[*] million, or US$[*] per Class A Ordinary Share. This represents an immediate increase in pro forma net tangible book value of US$[*] per Class A Ordinary Share to our existing shareholders and an immediate dilution of US$[*] per Class A Ordinary Share to new investors purchasing Class A Ordinary Shares in this Offering.

The following table sets forth the estimated net tangible book value per Class A Ordinary Share after the Offering and the dilution to persons purchasing Class A Ordinary Shares based on the foregoing firm commitment offering assumptions.

	Offering without the Exercise of the Over-allotment Option (US$)	Offering with Full Exercise of the Over-allotment Option (US$)
Assumed initial public offering price per Class A Ordinary Share (being the estimated mid-point of the offer price range stated on the cover of this prospectus)
Actual net tangible book value per Class A Ordinary Share as of October 31, 2025
Increase in pro forma net tangible book value per Class A Ordinary Share attributable to new investors in this Offering
Pro forma net tangible book value per Class A Ordinary Share immediately after this Offering
Dilution per Class A Ordinary Share to new investors in this Offering

The following table summarizes, on a pro forma basis as of October 31, 2025, the differences between existing shareholders and the new investors with respect to the number of Class A Ordinary Shares purchased from us in this offering, the total consideration paid and the average price per Class A Ordinary Share paid (being the estimated mid-point of the offer price range stated on the cover of this prospectus) before deducting underwriting discounts, non-accountable expense allowance and estimated offering expenses (including accountable expenses). The total number of Class A Ordinary Shares does not include those shares issuable upon the exercise of the over-allotment option granted to the underwriters.

	Class A Ordinary Shares Purchased		Total Consideration		Average Price per Class A Ordinary Share
	Number	%	US$	%	US$
Existing Shareholders	24,000,000	[*]	9,600	[*]	0.0004
Investors in this Offering	[*]	[*]	[*]	[*]	[*]
Total	[*]	100.00	[*]	100.00	[*]

The pro forma information discussed above is illustrative only. Our net tangible book value following the completion of this Offering is subject to adjustment based on the actual initial public offering price of our Class A Ordinary Shares and other terms of this Offering determined at pricing.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our unaudited and audited consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion and analysis and other parts of this prospectus contain forward-looking statements based upon current beliefs, plans and expectations that involve risks, uncertainties, and assumptions. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under “Risk Factors” and elsewhere in this prospectus. You should carefully read the “Risk Factors” section of this prospectus to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements.

Overview

We, through our Operating Subsidiary, ChainOn HK, are primarily engaged in providing integrated technology-related services, including software system development and implementation, advisory and support in Hong Kong.

Our revenues were approximately US$2.6 million and approximately US$0.8 million for the six months ended October 31, 2025 and 2024, respectively and US$2.2 million and US$1.3 million for the years ended April 30, 2025 and 2024, respectively. We recorded net income of approximately US$0.7 million and approximately US$0.3 million for six months ended October 31, 2025 and 2024, respectively, and net income of approximately US$0.9 million and approximately US$0.2 million for the years ended April 30, 2025 and 2024, respectively. We plan to keep our business growing by broadening our customer base into adjacent Asia-Pacific markets, optimizing our technology capabilities, expanding the scope of our technology-related services, exploring strategic partnerships, and strengthening our customer relationships.

Factors Affecting Our Results of Operations

Our business and operating results are influenced by general factors affecting our total addressable market, including, among others, overall economic conditions in Hong Kong and globally, as well as changes in regulatory, tax, and geopolitical environments, and the competitive landscape for our services. Any changes in these general factors could materially affect the demand for our core business and our results of operations. In addition, the following company-specific factors may directly and materially impact our results of operations:

Our ability to compete successfully and broaden our customer base

Although we have established long-term relationships with our key customers, there is no assurance that we will continue to do so successfully. Some of our competitors may possess greater financial and human resources, adopt more competitive pricing strategies, or maintain closer relationships with suppliers. If competitors offer lower-priced alternatives, engage in aggressive pricing to expand their market share, or provide services with superior performance, functionality, or efficiency, we may lose customers to them. Any such developments could adversely affect our business, financial condition, and results of operations.

Our ability to control the costs of revenues

Our cost of revenues is largely influenced by market forces, including fluctuations in general labor costs and supply-demand conditions. As our business expands, we expect to strengthen our bargaining power and secure more favorable commercial terms, including pricing and payment arrangements, from our suppliers. However, since these costs are subject to market dynamics beyond our control, any significant increase in costs that cannot be passed on to customers could materially and adversely affect our results of operations.

Our ability to retain skilled personnel

Our future growth and success depend substantially on the continued service and contributions of our senior management and skilled IT personnel. Many of these key employees possess specialized knowledge and experience that are difficult to replace. Competition for qualified talent is intense, and recruiting individuals with the requisite combination of technical expertise and business acumen may be challenging, time-consuming, and costly. The loss of any key personnel, or our failure to effectively recruit, train, or retain qualified staff, could have a material adverse effect on our operations and future prospects.

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Our ability to adapt to the rapid technology change of the market

Our industry is characterized by rapid technological evolution, frequent introduction of new solutions, and continually changing industry standards. Customers increasingly expect fast innovation and improved service functionality. Our future success will depend on our ability to adapt to emerging technologies, align our offerings with evolving standards, and continuously upgrade our employees’ technical capabilities to meet market expectations. Failure to keep pace with technological changes could materially and adversely affect our business and results of operations.

Impact of U.S.-China Relations, Sanctions, and Tariffs

The ongoing relationship tensions between the United States and China, marked by the imposition of tariffs and countermeasures, continue to create uncertainty in global markets and economic conditions. The volatility and unpredictability of tariff policies, along with potential restrictions or bans on certain semiconductor chips, could significantly impact our equipment sourcing. While it is difficult to predict the full extent and duration of these trade actions and their resultant market disruptions, including increased operational costs, and potential disruptions to technological capabilities, such factors could materially affect our business operations, financial performance, and revenue streams. However, as of the date of this prospectus, since (i) our business operations and customers are all located in Hong Kong; (ii) our suppliers are located either in Hong Kong or China; and (iii) our computer and office equipment primarily comprises standardized components predominantly sourced domestically in Hong Kong, our exposure to restrictions on semiconductor technologies is significantly reduced, making our current dependency on impacted technologies manageable. Therefore, we have not experienced any material adverse effects on our cash flows, liquidity, capital resources, cash requirements, financial position, or results of operations arising directly from the ongoing U.S.-China trade tensions and related tariff measures.

Key Components of Results of Operations

Revenues

Our revenues consist of (i) project development services; and (ii) advisory and support services. The following table sets forth the breakdown of our total revenues, both in absolute amount and as a percentage of our total revenues, for the six months ended October 31, 2025 and 2024, and years ended April 30, 2025 and 2024.

	For the Six Months Ended October 31,
	2025		2024		Variance
	US$	% of total revenues	US$	% of total revenues	US$	%
Revenues:
Project development service income	1,876,335	72.2	480,377	61.0	1,395,958	290.6
Advisory and support service income	722,821	27.8	306,607	39.0	416,214	135.7
Total revenues	2,599,156	100.0	786,984	100.0	1,812,172	230.3

	For the Years Ended April 30,
	2025		2024		Variance
	US$	% of total revenues	US$	% of total revenues	US$	%
Revenues:
Project development service income	1,624,322	73.5	902,722	68.8	721,600	79.9
Advisory and support service income	584,757	26.5	409,888	31.2	174,869	42.7
Total revenues	2,209,079	100.0	1,312,610	100.0	896,469	68.3

a)	Project development service income

Revenue from project development services represents the delivery of integrated solutions after providing a series of design, development, and implementation services. These services encompass a broad range of customized software and system development projects, including Enterprise Resource Planning (ERP) systems, Web3 solutions, financial management systems, supply chain management systems, inventory control systems, and point-of-sale platforms.

Revenue for these services is charged at a fixed contract price with no variable consideration, as explicitly specified in the contract. Each contract includes a 10-day warranty period, which is not separately priced and is classified as an assurance-type warranty under ASC 606. Accordingly, the warranty is bundled with the related project development services and treated as a single performance obligation.

Revenue is recognized over time as performance obligations are satisfied, using an input method based on the ratio of actual costs incurred to total estimated costs. We believe this method faithfully depicts the transfer of control to the customer, as incurred costs directly correlate with the value of services provided. The fixed contract price for each project depends on the complexity, scope, and nature of each project. Billing is typically based on predefined contractual milestones, and customers are generally granted credit terms of 180 days from the invoice date. Upon completion of each milestone, the corresponding deliverables are confirmed by the customer through a signed completion certificate. The typical duration of a project ranges from one to six months, depending on its complexity and the contractual requirements.

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Revenue from project development services represented approximately 72.2% and 61.0% of our total revenues for the six months ended October 31, 2025 and 2024, respectively, and approximately 73.5% and 68.8% of our total revenues for the years ended April 30, 2025 and 2024, respectively.

b)	Advisory and support service income

Revenue from advisory and support services represents income derived from the provision of ongoing IT-related maintenance and support activities, including system upgrades, troubleshooting, and other technical support services. These services are provided at a fixed contractual amount with no variable consideration, as explicitly specified in the contracts.

Revenue is recognized on a straight-line basis over the term of the contract, as the services are performed evenly throughout the period and the customer simultaneously receives and consumes the benefits of the services. The fixed contractual amount for each contract is generally influenced by the size, scope, and nature of the service engagements. Typically, service periods are structured on a monthly or quarterly basis, depending on the contractual terms, and contracts are automatically renewed until both parties reach a mutual agreement to terminate or until other conditions specified in the contracts are met. Billing occurs on a monthly or quarterly basis as stipulated in the contracts, and customers are generally granted credit terms of 180 days from the invoice date.

Revenue of advisory and support services represented approximately 27.8% and 39.0% of our total revenues for the six months ended October 31, 2025 and 2024, respectively, and approximately 26.5% and 31.2% of our total revenues for the years ended April 30, 2025 and 2024, respectively.

Cost of revenues

Cost of revenues primarily consists of subcontracting and labor costs directly attributable to the provision of our technology-related services, including project development, advisory, and support services. These costs are expensed as incurred. Our suppliers generally provide credit terms of 180 days from the invoice date, with billings typically made in stages based on project progress. Cost of revenues represented approximately 55.7% and 47.4% of our total revenues for the six months ended October 31, 2025 and 2024, respectively and approximately 45.0% and 62.6% of our total revenues for the years ended April 30, 2025 and 2024, respectively.

Gross profit and gross profit margin

The following table sets forth our gross profit and gross profit margin by revenue streams for the periods indicated.

	For the Six Months Ended October 31,
	2025		2024		Variance
	Gross Profit	Gross Profit Margin	Gross Profit	Gross Profit Margin	Gross Profit
	US$	%	US$	%	US$	%
Gross profit:
Project development service income	520,805	27.8	191,477	39.9	329,328	172.0
Advisory and support service income	631,069	87.3	222,779	72.7	408,290	183.3
Total gross profit	1,151,874	44.3	414,256	52.6	737,618	178.1

	For the Years Ended April 30,
	2025		2024		Variance
	Gross Profit	Gross Profit Margin	Gross Profit	Gross Profit Margin	Gross Profit
	US$	%	US$	%	US$	%
Gross profit:
Project development service income	784,232	48.3	309,932	34.3	474,300	153.0
Advisory and support service income	431,120	73.7	181,367	44.2	249,753	137.7
Total gross profit	1,215,352	55.0	491,299	37.4	724,053	147.4

Gross profit represents our revenues less cost of revenues. Our gross profit margin represents our gross profit as a percentage of our revenues. Our gross profit and margin are influenced by various factors, including the type of customer, project size, type and nature of services rendered. Our gross profit was approximately US$1.2 million and US$0.4 million for the six months ended October 31, 2025 and 2024, respectively, and US$1.2 million and US$0.5 million for the years ended April 30, 2025 and 2024, respectively. Our gross profit margin was 44.3% and 52.6% for the six months ended October 31, 2025 and 2024, respectively, and 55.0% and 37.4% for the years ended April 30, 2025 and 2024, respectively.

Operating expenses

Selling and marketing expenses

Selling and marketing expenses include (i) salaries and contributions to retirement benefit schemes for our business development and marketing team; and (ii) marketing expenses incurred in connection with business development activities and promotions. Selling and marketing expenses accounted for 2.6% and 11.0% of our total revenues for the six months ended October 31, 2025 and 2024, respectively, and 6.1% and 19.3% of our total revenues for the years ended April 30, 2025 and 2024, respectively.

General and administrative expenses

General and administrative expenses primarily consist of (i) audit fees and consultancy fees incurred to support our business operations; (ii) salaries and contributions to retirement benefit schemes for administrative personnel; (iii) rental and related expenses for our office premises; (iv) depreciation of property and equipment; and (v) other administrative expenses, including expected credit loss and office expenses. General and administrative expenses accounted for 13.0% and 2.5% of our total revenues for the six months ended October 31, 2025 and 2024, respectively, and 3.1% and 3.7% of our total revenues for the years ended April 30, 2025 and 2024, respectively.

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Other income

The following table sets forth our other income, both in absolute amount and as a percentage of total revenues, for the six months ended October 31, 2025 and 2024, and years ended April 30, 2025 and 2024.

	For the Six Months Ended October 31,
	2025		2024		Variance
	US$	% of total revenues	US$	% of total revenues	US$	%
Other income, net
Foreign exchange transaction gains (losses)	1,154	0.0	(1,180)	0.2	2,334	197.8
Interest expense	(2,164)	0.1	(4,637)	0.6	2,473	(53.3)
Interest income	4,016	0.2	1,341	0.2	2,675	199.5
Government grants	-	-	21,159	2.7	(21,159)	(100.0)
Sundry income	4,745	0.2	8,720	1.1	(3,975)	(45.6)
Total other income, net	7,751	0.3	25,403	3.2	(17,652)	(69.5)

	For the Years Ended April 30,
	2025		2024		Variance
	US$	% of total revenues	US$	% of total revenues	US$	%
Other income, net
Foreign exchange transaction losses	(3,900)	0.2	(1,195)	0.1	(2,705)	226.4
Interest expense	(10,290)	0.5	(12,140)	0.9	1,850	(15.2)
Interest income	6,658	0.3	-	-	6,658	100.0
Government grants	21,189	1.0	19,478	1.5	1,711	8.8
Sundry income	9,060	0.4	30,225	2.3	(21,165)	(70.0)
Total other income, net	22,717	1.0	36,368	2.8	(13,651)	(37.5)

Other income, net amounted to US$7,751 and US$25,403 for the six months ended October 31, 2025 and 2024, respectively, representing 0.3% and 3.2% of our total revenues for those periods. Other income, net amounted to US$22,717 and US$36,368 for the years ended April 30, 2025 and 2024, respectively, representing 1.0% and 2.8% of our total revenues for those years.

Interest expense for the six months ended October 31, 2025 and 2024, and for the years ended April 30, 2025 and 2024 primarily consisted of interest incurred on our bank overdrafts.

Interest income for the six months ended October 31, 2025 and 2024, and for the year ended April 30, 2025, represented (i) interest earned on cash deposits held with banks; and (ii) interest earned from loan receivables.

Government grants for the six months ended October 31, 2024 represented funding granted under Cyberport Creative Micro Fund by Hong Kong Cyberport Management Company Limited to support innovation, high potential digital tech projects and early-stage start-ups with business elements. For the year ended April 30, 2025, government grants represented (i) funding granted under Cyberport Creative Micro Fund by Hong Kong Cyberport Management Company Limited to support innovation, high potential digital tech projects and early-stage start-ups with business elements; and (ii) funding granted under Reindustrialisation and Technology Training Programme by Vocational Training Council in Hong Kong to support training program. For the year ended April 30, 2024, government grants represented (i) funding granted under Reindustrialisation and Technology Training Programme by Vocational Training Council in Hong Kong to support training program; and (ii) funding granted under Technology Voucher Programme by Innovation and Technology Fund in Hong Kong to support companies to use technological services and solutions to improve productivity, or upgrades or transform business processes.

Sundry income for the six months ended October 31, 2025 and 2024, and for the year ended April 30, 2025, mainly represented the change in the cash surrender value of our investment in life insurance policies. For the year ended April 30, 2024, sundry income primarily comprised (i) the change in the cash surrender value of life insurance investments; and (ii) training fee income generated from technology-related courses and training services provided to individuals and corporate clients. As the training fee income was not part of the Company’s principal business activities, it was recognized as sundry income for that year.

Income Tax

Cayman Islands and British Virgin Islands

Under the current and applicable laws of the Cayman Islands and the British Virgin Islands, we are not subject to tax on income or capital gains under these jurisdictions.

Hong Kong

Our subsidiary operating in Hong Kong is subjected to Hong Kong Profits Tax. In accordance with the two-tiered profits tax rates regime, Hong Kong Profits Tax is calculated at the tax rate of 8.25% on assessable profits of the first HK$2 million (equivalent to US$256,835) and 16.5% on any assessable profits in excess of HK$2 million (equivalent to US$256,835).

Income tax accounted for 4.0% and 6.8% of our total revenues for the six months ended October 31, 2025 and 2024, respectively, and 7.7% and 2.7% of our total revenues for the years ended April 30, 2025 and 2024, respectively. Under relevant Hong Kong tax laws, tax case is normally subject to investigation by the tax authority for up to 6 years of assessment prior to the current year of assessment, unless in a case of fraud or willful evasion, then the investigation can be extended to cover 10 years of assessment. As of October 31, 2025 and April 30, 2025, we had no open tax investigations from the tax authority and we do not consider that there was any uncertain tax position as of those dates.

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Results of Operations

The following table sets forth a summary of our results of operations for the six months ended October 31, 2025 and 2024, and the years ended April 30, 2025 and 2024, as indicated. This information should be read together with our unaudited condensed consolidated financial statements for the six months ended October 31, 2025 and 2024, and audited consolidated financial statements for the years ended April 30, 2025 and 2024 and related notes included elsewhere in this prospectus. The operating results in any period/ year are not necessarily indicative of the results that may be expected for any future trends.

Six Months Ended October 31, 2025 Compared to the Six Months Ended October 31, 2024

	For the Six Months Ended October 31,
	2025		2024		Variance
	US$	% of total revenues	US$	% of total revenues	US$	%
Revenues
Project development service income	1,876,335	72.2	480,377	61.0	1,395,958	290.6
Advisory and support service income	722,821	27.8	306,607	39.0	416,214	135.7
Total revenues	2,599,156	100.0	786,984	100.0	1,812,172	230.3

Cost of revenues	(1,447,282)	55.7	(372,728)	47.4	1,074,554	288.3

Gross profit	1,151,874	44.3	414,256	52.6	737,618	178.1

Operating expenses
Selling and marketing expenses	(67,921)	2.6	(86,933)	11.0	19,012	(21.9)
General and administrative expenses	(339,222)	13.0	(19,491)	2.5	(319,731)	1,640.4
Total operating expenses	(407,143)	15.6	(106,424)	13.5	(300,719)	282.6

Income from operations	744,731	28.7	307,832	39.1	436,899	141.9

Other income, net
Foreign exchange transaction gains (losses)	1,154	0.0	(1,180)	0.2	2,334	197.8
Interest expense	(2,164)	0.1	(4,637)	0.6	2,473	(53.3)
Interest income	4,016	0.2	1,341	0.2	2,675	199.5
Government grants	-	-	21,159	2.7	(21,159)	(100.0)
Sundry income	4,745	0.2	8,720	1.1	(3,975)	(45.6)
Total other income, net	7,751	0.3	25,403	3.2	(17,652)	(69.5)

Income before income tax expenses	752,482	29.0	333,235	42.3	419,247	125.8
Income tax expenses	(102,202)	4.0	(53,741)	6.8	(48,461)	90.2
Net income	650,280	25.0	279,494	35.5	370,786	132.7

Revenues analysis by service types

Total revenues increased by 230.3% from approximately US$0.8 million for the six months ended October 31, 2024 to approximately US$2.6 million for the six months ended October 31, 2025. This increase in total revenues was primarily driven by significant growth in both project development services and advisory and support services.

Project development services

Project development service income can be further disaggregated by contract value category, which we use to distinguish and analyze projects based on their size. The following table sets forth the number of projects and the corresponding revenue by contract value category for the six months ended October 31, 2025 and 2024.

	For the Six Months Ended October 31,
	2025		2024		Variance
	Number of projects	Revenue	Number of projects	Revenue	Number of projects (%)	Revenue (%)
Project Development services
Contract value equal to or over HK$0.5 million (US$63,986)	12	$1,758,498	1	$330,310	1100.0	432.4
Contract value below HK$0.5 million (US$63,986)	5	117,837	4	150,067	25.0	(21.5)
Total	17	$1,876,335	5	$480,377	240.0	290.6

Revenue from project development services increased by approximately US$1.4 million, or 290.6%, from approximately US$0.5 million for the six months ended October 31, 2024, to approximately US$1.9 million for the six months ended October 31, 2025. This significant growth was primarily driven by our ability to adapt to evolving market trends and to integrate emerging technologies into our service offerings. With the rapid advancement of technology, particularly in areas such as Web3 solutions, we strategically enhanced our service portfolio to align with clients’ increasing demand for technologically sophisticated solutions. This strategic shift enabled us to broaden our customer base by focusing on projects with higher contract values that typically involve more advanced and complex technological requirements. As illustrated in the table above, the number of high-value projects with a contract value of US$63,986 or above increased by eleven (11) projects, or 1100.0%, from one (1) project generating approximately US$0.3 million in revenue for the six months ended October 31, 2024, to 12 projects contributing approximately US$1.8 million in revenue for the six months ended October 31, 2025. The corresponding increase of US$1.5 million, or 432.4%, in revenue from high-value projects was the principal contributor to our overall growth in project development service income, more than offsetting a modest decline of US$0.1 million in revenue from projects with contract values below US$63,986.

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Advisory and Support services

Advisory and support service income can also be further disaggregated by fee category. The following table sets forth the number of contracts and the corresponding revenues by monthly fee category for the six months ended October 31, 2025 and 2024.

	For the Six Months Ended October 31,
	2025		2024		Variance
	Number of contracts	Revenue	Number of contracts	Revenue	Number of contracts (%)	Revenue (%)
Advisory and Support services
Monthly fee equal to or over HK$50,000 (US$6,399)	8	$722,594	3	$265,437	166.7	172.2
Monthly fee below HK$50,000 (US$6,399)	1	227	18	41,170	(94.4)	(99.4)
Total	9	$722,821	21	$306,607	(57.1)	135.7

Revenue from advisory and support services increased by US$0.4 million, or 135.7%, from US$0.3 million for the six months ended October 31, 2024, to US$0.7 million for the six months ended October 31, 2025. This growth was primarily driven by an increase in contracts with a monthly fee of US$6,399 or above. With the rapid advancement of technology, particularly in areas such as Web3 solutions, we strategically enhanced and expanded our service offerings to meet evolving customer needs. This strategic adaptation enabled us to command higher service fees and strengthen our overall revenue base. As shown in the table above, the number of customers with a monthly fee of US$6,399 or above increased from three (3), contributing approximately US$0.3 million in revenue for the six months ended October 31, 2024, to eight (8), generating US$0.7 million in revenue for the six months ended October 31, 2025. This shift resulted in an incremental revenue increase of approximately US$0.4 million, or 172.2%, from higher-value contracts.

Although the number of customers with a monthly fee below US$6,399 declined from eighteen (18) for the six months ended October 31, 2024 to one (1) for the six months ended October 31, 2025, resulting in a revenue decrease of US$40,943, or 99.4%, this decline was more than offset by a substantial increase in income from higher-value contracts, leading to overall growth in our advisory and support services revenue.

Revenues analysis by customer types

The sources of each type of revenue can be further disaggregated between new customers and existing customers. The following table sets forth this information for the six months ended October 31, 2025 and 2024.

	For the Six Months Ended
	October 31,
	2025				2024				Variance
	New customers*		Existing customers*		New customers*		Existing customers*		New customers*		Existing customers*
	Number of contracts	Revenues	Number of contracts	Revenues	Number of contracts	Revenues	Number of contracts	Revenues	Number of contracts (%)	Revenues (%)	Number of contracts (%)	Revenue (%)
Revenues:
Project Development services	10	$998,638	7	$877,697	4	$445,569	1	$34,808	150.0	124.1	600.0	2421.5
Advisory and Support services	1	134,371	8	588,450	1	74,045	20	232,562	-	81.5	(60.0)	153.0
Total /revenues		$1,133,009		$1,466,147		$519,614		$267,370		118.0		448.4

% of total revenue		43.6		56.4		66.0		34.0

*New customers” refer to customers that had not previously conducted any business with us, while “existing customers” refer to customers that had engaged us in at least one prior transaction.

As shown in the table above, our total revenues for the six months ended October 31, 2025 increased significantly for both new and existing customers compared to the same period in 2024, with particularly strong growth in project development services. Revenues from new customers rose from US$0.5 million for the six months ended October 31, 2024, to US$1.1 million for the same period in 2025, representing an increase of approximately US$0.6 million, or 118.0%, mainly driven by higher project development services revenue and, to a lesser extent, growth in advisory and support services. Revenues from existing customers increased even more markedly, from approximately US$0.3 million for the six months ended October 31, 2024, to approximately US$1.5 million for the six months ended October 31, 2025, an increase of approximately US$1.2 million, or 448.4%, reflecting substantial expansion in both project development services and recurring advisory and support service income.

For new customers, project development services revenues more than doubled to approximately US$1.0 million, supported by an increase in the number of contracts from four (4) for the six months ended October 31, 2024, to ten (10) for the same period in 2025. Advisory and support service revenues from new customers also grew, from US$74,045 for the six months ended October 31, 2024, to US$0.1 million for the six months ended October 31, 2025. This significant increase reflects the successful business development strategy. During the period, we refined our service portfolio to align with evolving market trends and customer demands, which enabled us to acquire new clients across a wider range of industries and backgrounds. These initiatives collectively improved our ability to attract first-time customers and convert new market opportunities into sustainable revenue streams.

For existing customers, project development services revenues increased from US$34,808 for the six months ended October 31, 2024 to approximately US$0.9 million for the six months ended October 31, 2025, driven by an increase in the number of projects by six (6), from one (1) for the six months ended October 31, 2024, to seven (7) for the six months ended October 31, 2025, as existing customers adopted expanded scopes incorporating advanced technologies, like Web3 solutions, resulting in higher-value engagements. Advisory and support services revenues from existing customers rose from approximately US$0.2 million for the six months ended October 31, 2024, to US$0.6 million for the six months ended October 31, 2025, even though the number of projects declined from twenty (20) for the six months ended October 31, 2024, to eight (8) for the six months ended October 31, 2025. This reflects a shift toward higher monthly service engagements with existing customers, as certain existing project development customers were successfully converted to ongoing advisory and support service contracts, which carried higher monthly fees.

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Cost of revenues

Cost of revenues increased by approximately US$1.0 million, or 288.3%, from approximately US$0.4 million for the six months ended October 31, 2024, to approximately US$1.4 million for the six months ended October 31, 2025. This increase was mainly attributable to costs required to support the substantial growth in project development and advisory and support service revenues. The increase in cost of revenues also reflected a change in project mix, with a greater proportion of projects involving innovative and newly launched Web3 technologies, such as intent-based payment gateways, account abstraction wallets, and EIP-4337 protocols. These projects incurred higher infrastructure and system-integration costs compared to other projects, resulting in a higher overall cost of revenues.

Gross profit

Gross profit increased by approximately US$0.8 million, or 178.1%, from US$0.4 million for the six months ended October 31, 2024, to US$1.2 million for the six months ended October 31, 2025. Our gross profit margin was approximately 44.3% for the six months ended October 31, 2025, compared with approximately 52.6% for the six months ended October 31, 2024.

The gross profit margin for project development services decreased to approximately 27.8% for the six months ended October 31, 2025, from approximately 39.9% for the six months ended October 31, 2024. This decline was primarily due to a shift in project mix toward a higher proportion of innovative and newly launched Web3 technologies during the six months ended October 31, 2025, which require more complex technologies and therefore incur higher infrastructure and integration costs. These projects, while temporarily compressing margins, are designed to deliver higher value and position us for stronger long-term profitability by enhancing our capabilities and competitiveness in advanced Web3 solutions.

The gross profit margin for our advisory and support services increased notably to approximately 87.3% for the six months ended October 31, 2025, from approximately 72.7% for the six months ended October 31, 2024. This improvement was mainly driven by greater demand for premium advisory services related to Web3 technologies. Clients who initially engaged us for project development services increasingly required continued system maintenance and infrastructure optimization support for the advanced Web3 solutions we developed. Such post-development service needs often involved more complex technical support and ongoing enhancements, allowing us to charge higher fees. As a result, part of our project development client base transitioned into long-term advisory and support contracts, providing stable, high-margin revenue streams. This shift not only contributed to the increase in the gross profit margin for advisory and support services but also strengthened client retention and enhanced the predictability of our recurring revenue base.

Operating expenses

Selling and marketing expenses decreased by US$19,012, or 21.9%, to US$67,921 for the six months ended October 31, 2025, from US$86,933 for the six months ended October 31, 2024. This decrease was mainly due to tighter control over marketing and promotional activities, including fewer discretionary campaigns and a more targeted allocation of marketing spend, which led to a reduction in marketing and promotional expenses of US$46,226 for the six months ended October 31, 2025 compared with the same period in 2024. Although salaries and related staff costs for selling and marketing functions increased by US$27,042 over the same period, mainly due to remuneration adjustments and performance-based incentives, this increase was smaller than the reduction in external marketing expenditures. As a result, total selling and marketing expenses declined for the period, while the Group continued to implement its focused marketing strategy and cost management measures.

General and administrative expenses increased by approximately US$0.3 million, or 1,640.4%, to US$0.3 million for the six months ended October 31, 2025, from US$19,491 for the six months ended October 31, 2024. The increase was primarily driven by: (i) a rise in wages and related MPF for administrative staff of US$0.1 million, mainly due to expansion in administrative headcount, including the hiring of the CEO, CFO and finance staff; (ii) an increase of US$41,376 in operating lease expenses, reflecting commencement of a new office lease and the resulting increase in right-of-use assets for the six months ended October 31, 2025; (iii) consulting and accounting expenses of US$76,374 for the six months ended October 31, 2025, mainly related to audit fee incurred in connection with preparing our consolidated financial statements; and (iv) higher other general and administrative expenses, including an expected credit loss of US$20,678. These increases reflect management’s efforts to strengthen the Group’s corporate infrastructure in order to support anticipated business expansion and planned corporate development initiatives.

Other income

Other income decreased by US$17,652, or 69.5%, from US$25,403 for the six months ended October 31, 2024, to US$7,751 for the six months ended October 31, 2025. The decrease was primarily attributable to a reduction in government grants of US$21,159 and sundry income of US$3,975 for the six months ended October 31, 2025, offset by an aggregate increase of US$7,482 from lower interest expense, higher interest income, and higher exchange gains during the same period.

Income before income taxes

We recorded income before income taxes of US$0.8 million and approximately US$0.4 million for the six months ended October 31, 2025 and 2024, respectively. The significant increase in income before income taxes was primarily attributable to substantial growth in revenues, resulting an increase in gross profit of approximately US$0.7 million. This improvement in income before income taxes was achieved even after a measured increase in general and administrative expenses of US$0.3 million, which partially offset the higher gross profit.

Income tax expense

Income tax expense increased to US$0.1 million for the six months ended October 31, 2025, from US$53,741 for the six months ended October 31, 2024. The increase in income tax expense was consistent with the growth in income before income taxes. Our effective tax rates were 13.58% and 16.13% for the six months ended October 31, 2025 and 2024, respectively. The effective tax rate decreased to 13.58% from 16.13% primarily because, for the six months ended October 31, 2025, the Company’s current tax expense benefited from Hong Kong’s two-tiered profits tax regime, under which the first HK$2 million (approximately US$255,944) of assessable profits is taxed at a reduced rate of 8.25%. By contrast, for the six months ended October 31, 2024, the effective tax rate was driven primarily by deferred tax effects related to tax losses carried forward, measured at enacted rates expected to apply when the temporary differences reverse.

Net income

As a result of the foregoing factors, net income increased by 132.7% from approximately US$0.3 million for the six months ended October 31, 2024 to approximately US$0.7 million for the six months ended October 31, 2025.

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Year Ended April 30, 2025 Compared to Year Ended April 30, 2024

	For the Years Ended April 30,
	2025		2024		Variance
	US$	% of total revenues	US$	% of total revenues	US$	%
Revenues
Project development service income	1,624,322	73.5	902,722	68.8	721,600	79.9
Advisory and support service income	584,757	26.5	409,888	31.2	174,869	42.7
Total revenues	2,209,079	100.0	1,312,610	100.0	896,469	68.3

Cost of revenues	(993,727)	45.0	(821,311)	62.6	(172,416)	21.0

Gross profit	1,215,352	55.0	491,299	37.4	724,053	147.4

Operating expenses
Selling and marketing expenses	(135,275)	6.1	(253,008)	19.3	117,733	(46.5)
General and administrative expenses	(69,417)	3.1	(48,941)	3.7	(20,476)	41.8
Total operating expenses	(204,692)	9.2	(301,949)	23.0	97,257	(32.2)

Income from operations	1,010,660	45.8	189,350	14.4	821,310	433.8

Other income, net
Foreign exchange transaction losses	(3,900)	0.2	(1,195)	0.1	(2,705)	226.4
Interest expense	(10,290)	0.5	(12,140)	0.9	1,850	(15.2)
Interest income	6,658	0.3	-	-	6,658	100.0
Government grants	21,189	1.0	19,478	1.5	1,711	8.8
Sundry income	9,060	0.4	30,225	2.3	(21,165)	(70.0)
Total other income, net	22,717	1.0	36,368	2.8	(13,651)	(37.5)

Income before income tax expenses	1,033,377	46.8	225,718	17.2	807,659	357.8
Income tax expenses	(169,020)	7.7	(36,026)	2.7	(132,994)	369.2
Net income	864,357	39.1	189,692	14.5	674,665	355.7

Revenues analysis by service types

Total revenues increased by 68.3% from US$1.3 million for the year ended April 30, 2024 to US$2.2 million for the year ended April 30, 2025. This increase in total revenues was primarily driven by significant growth in both project development services and advisory and support services.

Project development services

Project development service income can be further disaggregated by contract value category, which we use to distinguish and analyze projects based on their size. The following table sets forth the number of projects and the corresponding revenue by contract value category for the years ended April 30, 2025 and 2024.

	For the Years Ended April 30,
	2025		2024		Variance
	Number of projects	Revenue	Number of projects	Revenue	Number of projects (%)	Revenue (%)
Project Development services
Contract value equal to or over HK$0.5 million (US$64,209)	9	$1,474,040	5	$746,463	80.0	97.5
Contract value below HK$0.5 million (US$64,209)	4	150,282	6	156,259	(33.3)	(3.8)
Total	13	$1,624,322	11	$902,722	18.2	79.9

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Revenue from project development services increased by US$0.7 million, or 79.9%, from US$0.9 million for the year ended April 30, 2024, to US$1.6 million for the year ended April 30, 2025. This significant growth was primarily driven by our ability to adapt to evolving market trends and to integrate emerging technologies into our service offerings. With the rapid advancement of technology, particularly in areas such as Web3 solutions, we strategically enhanced our service portfolio to align with clients’ increasing demand for technologically sophisticated solutions. This strategic shift enabled us not only to command premium pricing but also to broaden our customer base by focusing on projects with higher contract values that typically involve more advanced and complex technological requirements. As illustrated in the table above, the number of high-value projects with a contract value of US$64,209 or above increased by four (4) projects, or 80.0%, from five (5) projects generating approximately US$0.7 million in revenue for the year ended April 30, 2024, to nine (9) projects contributing approximately US$1.5 million in revenue for the year ended April 30, 2025. The corresponding increase of US$0.7 million, or 97.5%, in revenue from high-value projects was the principal contributor to our overall growth in project development service income.

Advisory and Support services

Advisory and support service income can also be further disaggregated by fee category. The following table sets forth the number of contracts and the corresponding revenues by monthly fee category for the years ended April 30, 2025 and 2024.

	For the Years Ended April 30,
	2025		2024		Variance
	Number of contracts	Revenue	Number of contracts	Revenue	Number of contracts (%)	Revenue (%)
Advisory and Support services
Monthly fee equal to or over HK$50,000 (US$6,420)	4	$533,318	2	$239,684	100.0	122.5
Monthly fee below HK$50,000 (US$6,420)	18	51,439	35	170,204	(48.6)	(69.8)
Total	22	$584,757	37	$409,888	(40.5)	42.7

Revenue from advisory and support services increased by approximately US$0.2 million, or 42.7%, from US$0.4 million for the year ended April 30, 2024, to approximately US$0.6 million for the year ended April 30, 2025. This growth was primarily driven by an increase in contracts with a monthly fee of US$6,420 or above. With the rapid advancement of technology—particularly in areas such as Web3 solutions—we strategically enhanced and expanded our service offerings to meet evolving customer needs. This strategic adaptation enabled us to command higher service fees and strengthen our overall revenue base. As shown in the table above, the number of customers with a monthly fee of US$6,420 or above increased from two (2), contributing US$0.2 million in revenue for the year ended April 30, 2024, to four (4), generating US$0.5 million in revenue for the year ended April 30, 2025. This shift resulted in an incremental revenue increase of approximately US$0.3 million, or 122.5%, from higher-value contracts.

Although the number of customers with a monthly fee below US$6,420 declined from thirty-five (35) in fiscal year 2024 to eighteen (18) in fiscal year 2025—resulting in a revenue decrease of US$0.1 million, or 69.8%—the substantial increase in income from higher-value contracts more than offset this decline, leading to overall growth in our advisory and support service revenue.

Revenues analysis by customer types

The sources of each type of revenue can be further disaggregated between new customers and existing customers. The following table sets forth this information for the years ended April 30, 2025 and 2024.

	For the Years Ended
	April 30,
	2025				2024				Variance
	New customers*		Existing customers*		New customers*		Existing customers*		New customers*		Existing customers*
	Number of contracts	Revenues	Number of contracts	Revenues	Number of contracts	Revenues	Number of contracts	Revenues	Number of contracts (%)	Revenues (%)	Number of contracts (%)	Revenue (%)
Revenues:
Project Development services	12	$1,589,464	1	$34,858	5	$648,828	6	$253,894	140.0	145.0	(83.3)	(86.3)
Advisory and Support services	1	147,680	21	437,076	1	166,181	36	243,707	-	(11.1)	(41.7)	79.3
Total revenues		$1,737,144		$471,934		$815,009		$497,601		113.1		(5.2)

% of total revenue		78.6		21.4		62.1		37.9

*New customers” refer to customers that had not previously conducted any business with us, while “existing customers” refer to customers that had engaged us in at least one prior transaction.

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As shown in the table above, the increase in our total revenues was primarily driven by a substantial rise in revenue from new customers, which grew by US$0.9 million, or 113.1%, compared with the prior year. The strong growth from new customers was mainly attributable to our project development services, which contributed the majority of the overall increase.

This significant increase in revenue from new customers reflects the effectiveness of our business development and market expansion strategies. During the year, we actively strengthened our marketing outreach and enhanced our brand visibility within targeted customer segments. We also refined our service portfolio to align with evolving market trends and customer demands, which enabled us to acquire new clients across a wider range of industries and backgrounds. These initiatives collectively improved our ability to attract first-time customers and convert new market opportunities into sustainable revenue streams.

Revenue from existing customers remained relatively stable during the same period, supported primarily by recurring advisory and support service income. The consistent contribution from existing customers underscores our strong customer retention capabilities and the continued confidence placed in our solutions and service quality. Repeat engagements from long-term clients provide a reliable and recurring source of income, contributing to greater revenue stability and predictability.

Cost of revenues

Cost of revenues increased by approximately US$0.2 million, or 21.0%, from US$0.8 million for the year ended April 30, 2024, to approximately US$1.0 million for the year ended April 30, 2025. This increase was generally consistent with the overall growth in total revenues, reflecting the expansion of our business activities during the year. Notably, cost of revenues as a percentage of total revenues decreased from 62.6% for the year ended April 30, 2024, to 45.0% for the year ended April 30, 2025. This improvement was primarily attributable to: (i) enhanced bargaining power with subcontractors, supported by strengthened relationships that allowed us to negotiate more favorable contract terms; and (ii) continued improvements in workflow and operational efficiency, which optimized resource allocation and strengthened cost management. These initiatives collectively enabled us to maintain high service quality standards while improving cost control and overall profitability.

Gross profit

Gross profit increased by approximately US$0.7 million, or 147.4%, from US$0.5 million for the year ended April 30, 2024, to US$1.2 million for the year ended April 30, 2025. Our gross profit margin improved to 55.0% for the year ended April 30, 2025, compared with 37.4% for the year ended April 30, 2024.

The gross profit margin for project development services increased to 48.3% for the year ended April 30, 2025, from 34.3% for the year ended April 30, 2024. This improvement was primarily due to our ability to adapt to evolving market trends and integrate Web3 technologies and other advanced solutions into our service offerings. This strategic shift not only attracted new customers but also enabled us to command higher pricing and deliver projects with enhanced value and complexity, resulting in improved margins and overall profitability.

The gross profit margin for advisory and support services increased to 73.7% for the year ended April 30, 2025, from 44.2% for the year ended April 30, 2024. This substantial improvement was primarily driven by: (a) strategic adjustments to pricing structures that reflected the enhanced value of our services, allowing us to charge higher rates and improve profitability; and (b) reduced labor costs resulting from workflow optimization and better resource allocation, supported by targeted staff training that enhanced technical proficiency and operational efficiency. These combined efforts allowed us to deliver services more efficiently and with improved quality, contributing to stronger profitability in this revenue stream.

Operating expenses

Selling and marketing expenses decreased by approximately US$0.1 million, or 46.5%, to US$0.1 million for the year ended April 30, 2025, from US$0.2 million for the year ended April 30, 2024. This decrease was primarily attributable to a reduction in salaries and benefits for business development and marketing staff by US$152,785, following a strategic downsizing of the team from four personnel in fiscal year 2024 to two in fiscal year 2025. The adjustment reflected a shift toward a more focused marketing strategy and enhanced cost management through resource reallocation. Rather than maintaining a larger in-house marketing team, we redirected resources toward external marketing and promotional channels to maintain visibility and competitiveness in our target market segments of which the expenses increased by US$43,361. This approach strengthened our market positioning while improving cost efficiency. Overall, the savings in personnel expenses more than offset the modest increase in external marketing and promotional spending, resulting in a net decrease in selling and marketing expenses.

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General and administrative expenses increased by US$20,476, or 41.8%, to US$69,417 for the year ended April 30, 2025, from US$48,941 for the year ended April 30, 2024. The increase was primarily driven by a US$25,298 rise in wages and salaries for administrative staff, mainly due to the appointments of ChainOn HK’s CEO and CFO in March and April 2025, respectively. These appointments were part of our organizational strengthening efforts in preparation for future growth and corporate development initiatives.

Other income

Other income decreased by US$13,651, or 37.5%, from US$36,368 for the year ended April 30, 2024, to US$22,717 for the year ended April 30, 2025. The decrease was primarily attributable to a reduction in sundry income of US$21,165, mainly due to the absence of training fee income during the year ended April 30, 2025, as compared to the prior year. This decline was partially offset by an increase in interest income arising from a loan receivable extended on September 16, 2024.

Income before income taxes

We recorded income before income taxes of US$1.0 million and US$0.2 million for the years ended April 30, 2025 and April 30, 2024, respectively. The significant increase in income before income taxes was primarily attributable to: (i) a higher gross profit margin, driven by the successful acquisition of high-value projects and the ability to command higher margins on more complex and large-scale engagements; and (ii) improved cost management, including the implementation of more focused marketing strategies and optimized resource allocation. These combined factors contributed to the substantial growth in profitability for the year ended April 30, 2025.

Income tax expense

Income tax expense increased to US$0.2 million for the year ended April 30, 2025, from US$36,026 for the year ended April 30, 2024. The increase in income tax expense was consistent with the growth in income before income taxes. Our effective tax rates were 16.36% and 15.96% for the years ended April 30, 2025 and 2024, respectively.

Net income

As a result of the foregoing factors, net income increased by 355.7% from approximately US$0.2 million for the year ended April 30, 2024 to approximately US$0.9 million for the year ended April 30, 2025.

Liquidity and Capital Resources

In assessing our liquidity, we monitor and analyze our cash on-hand and our operating and capital expenditure commitments. Our liquidity needs are to meet our working capital requirements, operating expenses and capital expenditure obligations. Bank overdrafts and cash generated from operations have been utilized to finance our working capital requirements.

As of October 31, 2025, we had positive working capital of US$953,884, which included US$248,584 in cash. Additionally, as of April 30, 2025, we had positive working capital of US$538,981, which included US$188,639 in cash.

Considering all facts and information on hand, we expect our cash on hand is sufficient to finance our working capital requirements within the normal operating cycle of a twelve-months period from the date these unaudited and audited consolidated financial statements are issued.

If we are unable to have sufficient fund to finance our working capital requirements within the normal operating cycle of a twelve-months period from the date these unaudited and audited consolidated financial statements are issued, we may consider supplementing our available sources of funds through the following sources:

●	additional equity financing from shareholders and third-party investors; and/or
●	financial support from financial institutions, our shareholders and related parties.

Based on the above considerations, we are of the opinion that we have sufficient funds to meet our working capital requirements and current liabilities as they become due within twelve months from the date these unaudited and audited consolidated financial statements are issued. However, there is no assurance that we will be successful in implementing our plans. There are a number of factors that could potentially arise and could undermine our plans, such as changes in the demand for our services, general market conditions, and competitive environment of the capital market industry in Hong Kong and changes in regulatory requirements, etc.

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Cash Flows

The following table sets forth a summary of our cash flows for the six months ended October 31, 2025 and 2024, and for the years ended April 30, 2025 and 2024 as indicated.

	For the Six Months Ended October 31,		For the Years Ended April 30,
	2025	2024	2025	2024
	US$	US$	US$	US$
	(Unaudited)	(Unaudited)	(Audited)	(Audited)
Net cash provided by operating activities	202,543	292,934	512,762	152,942
Net cash provided by (used in) investing activities	21,344	(316,226)	(53,678)	(129,952)
Net cash (used in) provided by financing activities	(163,861)	2,063	(292,485)	(1,889)
Net increase (decrease) in cash	60,026	(21,229)	166,599	21,101
Effect of exchange rate changes on cash	(81)	62	873	-
Cash, beginning of period/ year	188,639	21,167	21,167	66
Cash, end of period/ year	248,584	-	188,639	21,167

Operating activities

Net cash provided by operating activities decreased to US$0.2 million for the six months ended October 31, 2025, down from approximately US$0.3 million for the six months ended October 31, 2024. Operating cash flows decreased despite higher net income primarily because cash was absorbed by working capital, reflecting the timing of customer billings and collections and higher advance payments to vendors. Net income increased to approximately US$0.7 million for the six months ended October 31, 2025, from approximately US$0.3 million for the six months ended October 31, 2024, reflecting improved operating performance. However, cash receipts from customers did not increase commensurately due to slower collections and the initiation of more projects near period end, which contributed to an increase of approximately US$0.4 million in accounts receivable. In addition, prepayments and other assets increased by approximately US$0.2 million, mainly due to higher advance payments to vendors near period end. Non-cash items increased to approximately US$0.1 million from US$61,236, and partially offset the working capital outflows.

Net cash provided by operating activities increased to approximately US$0.5 million for the year ended April 30, 2025 from approximately US$0.2 million for the year ended April 30, 2024. The increase was primarily driven by higher profitability, partially offset by working capital outflows. Net income increased by US$0.7 million from US$0.2 million for the year ended April 30, 2024 to US$0.9 million for the year ended April 30, 2025, reflecting improved gross margins and cost efficiencies. Operating cash flows were adversely affected by (i) an increase of approximately US$0.3 million in accounts receivable due to project timing and slower collections near year end, (ii) a decrease of approximately US$0.2 million in contract liabilities as customer advances were recognized as revenue, reducing cash inflows from advances in the period, and (iii) a decrease of approximately US$0.1 million in accounts payable as balances were settled. Non-cash items, mainly deferred tax expense, increased to approximately US$0.2 million from US$52,221.

Investing activities

Net cash provided by investing activities improved to a net inflow of approximately US$21,344 for the six months ended October 31, 2025 from a net outflow of US$0.3 million for the six months ended October 31, 2024. Net cash provided by investing activities for the six months ended October 31, 2025 was primarily due to the repayment of US$59,970 on loan receivable, set off against the spending of US$38,626 in office equipment and leasehold improvements. For the six months ended October 31, 2024, net cash used in investing activities was primarily due to (i) the purchase of US$60,526 in computer and office equipment; and (ii) a drawdown of US$0.4 million on loan receivable, set off against the repayment of US$0.2 million on loan receivable.

Net cash used in investing activities decreased to US$53,678 for the year ended April 30, 2025 from US$0.1 million for the year ended April 30, 2024. The net cash used in investing activities for the year ended April 30, 2025, was primarily due to (i) the purchase of US$60,613 in computer and office equipment; and (ii) a drawdown of US$460,957 on loan receivable, set off against the repayment of US$467,892 on loan receivable.

For the year ended April 30, 2024, the cash used was primarily due to (i) the purchase of US$69,744 in computer and office equipment; and (ii) a drawdown of US$60,208 on loan receivable.

Financing activities

Net cash used in financing activities changed to an outflow of US$0.2 million for the six months ended October 31, 2025 from an inflow of US$2,063 for the six months ended October 31, 2024, mainly due to payments of offering costs related to the IPO for the six months ended October 31, 2025. For the six months ended October 31, 2024, net cash provided by financing activities was related to the proceeds from bank overdrafts.

Net cash used in financing activities increased to approximately US$0.3 million for the year ended April 30, 2025 from US$1,889 for the year ended April 30, 2024. This increase was primarily due to (i) the repayment of bank overdrafts of approximately US$0.2 million during the year ended April 30, 2025; and (ii) payments of offering costs related to IPO, amounting to US$0.1 million for the year ended April 30, 2025. For the year ended April 30, 2024, net cash used in financing activities was related to the repayment of bank overdrafts.

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Quantitative and Qualitative Disclosures about Market Risks

Currency risk

Our operating activities are mainly transacted in HK$ which is also the functional currency of our Operating Subsidiary. We consider the foreign exchange risk in relation to transactions denominated in HK$ with respect to US$ is not significant as HK$ is pegged to US$. Hong Kong Monetary Authority guarantees to exchange US$ into HK$, or vice versa, at a rate close to HK$7.80 to US$1.00.

We consider that the overall foreign exchange risk is not significant, and we have not used any instruments or derivatives to manage or hedge the risk.

Credit risks

Financial instruments that potentially subject us to the credit risks consist of cash, accounts receivable, loan receivable, investments in life insurance policies. The maximum exposures of such assets to credit risk are their carrying amounts as of the balance sheet dates.

We deposit our cash with reputable banks located in Hong Kong. As of October 31, 2025 and April 30, 2025, US$248,584 and US$188,639 were deposited with these banks, respectively. Balances maintained with banks in Hong Kong are insured under the Deposit Protection Scheme introduced by the Hong Kong Government for a maximum amount of HK$500,000 (equivalent to US$64,476) and further increased to HK$800,000 (equivalent to US$103,162), effective October 1, 2024, for each depositor at one bank, whilst the balances maintained by us may at times exceed the insured limits. Cash balances maintained with banks in Hong Kong are not otherwise insured by the Federal Deposit Insurance Corporation or other programs. We have not experienced any losses in these bank accounts and management believes that we are not exposed to any significant credit risk on our cash.

Assets that potentially subject us to a significant credit risk primarily consist of accounts receivable, loan receivable, investments in life insurance policies. We perform regular and ongoing credit assessments of the counterparts’ financial conditions and credit histories. We also assess historical collection trends, aging of receivables and general economic conditions. We consider that we have adequate controls over these receivables in order to minimize the related credit risk. As of October 31, 2025 and April 30, 2025, we recorded an allowance for expected credit losses of US$20,791 and US$nil, respectively.

Concentration risks

For the six months ended October 31, 2025 and 2024 and the years ended April 30, 2025 and 2024, all of our assets were located in Hong Kong. At the same time, we consider that we were exposed to the following concentrations of risk:

(a)	Major customers

For the six months ended October 31, 2025, two customers accounted for 10% or more of our total revenues. Revenues from these two customers accounted for 36% and 34% of our total revenues, respectively. For the six months ended October 31, 2024, three customers accounted for 10% or more of our total revenues. Revenues from these three customers accounted for 42%, 24% and 20% of our total revenues, respectively.

	For the Six Months Ended October 31, 2025		For the Six Months Ended October 31, 2024
	Revenues	% of	Revenues	% of
Customers	(Unaudited)	revenues	(Unaudited)	revenues
Customer A	$929,313	36%	$189,305	24%
Customer K	877,538	34%	-	-
Customer B	-	-%	330,310	42%
Customer D	3,647	-%	155,123	20%
Total	$1,810,498	70%	$674,738	86%

For the year ended April 30, 2025, four customers accounted for 10% or more of our total revenues. Revenues from these four customers accounted for 25%, 21%, 12% and 10% of our total revenues, respectively. For the year ended April 30, 2024, three customers accounted for 10% or more of our total revenues. Revenues from these three customers accounted for 35%, 19% and 14% of our total revenues, respectively.

	For the Year Ended April 30, 2025		For the Year Ended April 30, 2024
Customers	Revenues (Audited)	% of revenues	Revenues (Audited)	% of revenues
Customer A	$552,043	25%	$-	-
Customer B	462,303	21%	-	-
Customer C	256,835	12%	-	-
Customer D	218,310	10%	461,547	35%
Customer E	124,750	6%	245,095	19%
Customer F	-	-	184,075	14%
Total:	$1,614,241	74%	$890,717	68%

(b)	Major suppliers

For the six months ended October 31, 2025, two suppliers accounted for 10% or more of our cost of revenues. Cost of revenues from these two suppliers accounted for 50% and 34% of our total cost of revenues, respectively. For the six months ended October 31, 2024, two suppliers accounted for 10% or more of our cost of revenues. Cost of revenues from these two suppliers accounted for 41% and 36% of our total cost of revenues, respectively.

	For the Six Months Ended October 31, 2025		For the Six Months Ended October 31, 2024
	Cost of revenues	% of cost of	Cost of revenues	% of cost of
Suppliers	(Unaudited)	revenues	(Unaudited)	revenues
Supplier C	$722,275	50%	$135,019	36%
Supplier A	491,047	34%	153,882	41%
Total:	$1,213,322	84%	$288,901	77%

For the year ended April 30, 2025, three suppliers accounted for 10% or more of our cost of revenues. Cost of revenues from these three suppliers accounted for 34%, 29% and 23% of our total cost of revenues, respectively. For the year ended April 30, 2024, two suppliers accounted for 10% or more of our cost of revenues related. Cost of revenues from these two suppliers accounted for 48% and 26% of our total cost of revenues, respectively.

	For the Year Ended April 30, 2025		For the Year Ended April 30, 2024
Suppliers	Cost of revenues (Audited)	% of cost of revenues	Cost of revenues (Audited)	% of cost of revenues
Supplier A	$335,499	34%	$34,259	4%
Supplier B	288,939	29%	388,971	48%
Supplier C	231,525	23%	215,117	26%
Total:	$855,963	86%	$638,347	78%

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(c)	Receivables

The following table sets forth information as to each customer that accounted for 10% or more of our total accounts receivable, before allowance for expected credit losses, as of October 31, 2025 and April 30, 2025.

	As of October 31, 2025		As of April 30, 2025
Customers	Accounts receivable (Unaudited)	% of accounts receivable, Gross	Accounts receivable (Audited)	% of accounts receivable, gross
Customer K	$374,726	48%	$-	-%
Customer A	181,921	23%	120,055	36%
Customer G	-	-%	38,686	12%
Customer H	-	-%	36,979	11%
Customer I	-	-%	32,238	10%
Total:	$556,647	71%	$227,958	69%

(d)	Payables

As of October 31, 2025 and April 30, 2025, we had no outstanding accounts payable.

Interest rate risk

Fluctuations in market interest rates may negatively affect our financial condition and results of operations. We are exposed to floating interest rate risk on bank deposits and bank overdrafts, particularly during periods when the interest rate is expected to significant changes. Nevertheless, given the amounts of bank deposits and bank overdrafts in question, we consider our interest rate risk to be manageable and not likely to cause significant disruption to the business. We have not used any instruments or derivatives to manage or hedge our interest rate risk exposure.

Research and Development, Patents and Licenses, etc.

We have not historically incurred significant expenditures on in house research and development activities. We do, however, incur expenses in connection with technology related training, industry seminars, conferences, and similar professional development activities, which assist us in remaining current with technological developments in the technology solution and IT services sector. We do not own any material proprietary software, patents, or licenses. In delivering our integrated technology-related services, we rely primarily on third party hardware and software technologies, together with its internal technical personnel and project execution capabilities, to design, integrate, and implement customer specific solutions.

Off-Balance Sheet Commitments and Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet financing arrangements or any relationships with entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Specifically, we have not entered into any financial guarantees, commitments or other arrangements to guarantee payment obligations of any parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity or that are not reflected in our unaudited condensed consolidated financial statements. Moreover, we do not have any retained or contingent interest in assets transferred to an entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Commitments and Contingencies

As of October 31, 2025 and April 30, 2025, we did not have any significant financial and capital commitments, long-term obligations, or guarantees.

As of October 31, 2025 and April 30, 2025, we were not a party to any legal or administrative proceedings. In addition, there were no legal or regulatory proceedings, either individually or in the aggregate, that could have resulted in an unfavorable outcome with a material adverse effect on our results of operations, consolidated financial condition, or cash flows.

As of the date of this prospectus, we did not have any loss contingencies which require to be recognized or disclosed in our unaudited condensed consolidated financial statements.

Seasonality

The nature of our business does not appear to be affected by seasonal variations. We may experience fluctuations in demand due to heightened or weakened economic conditions, geopolitical events, and shifts in trade patterns in areas where we operate.

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Trend Information

Other than as disclosed elsewhere in this prospectus, we are not aware of any trends, uncertainties, demands, commitments, or events that are reasonably likely to have a material effect on our net revenues, income from continuing operations, profitability, liquidity, or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

Inflation

Whilst inflation has been a global issue impacting many countries around the globe, inflation in Hong Kong has not materially affected our results of operations in recent years. According to the Census and Statistics Department of Hong Kong, the year-over-year percent changes in the consumer price index rise by 2.1% when compared to the years ended April 30, 2025 and 2024, and increased by 1.2% the six months ended October 31, 2024 to the six months ended October 31, 2025. Although we have not been affected by inflation at this point in time, we may be affected if Hong Kong and any other jurisdiction where we operate in the future experience higher rates of inflation in the future.

Significant Accounting Policies and Critical Accounting Judgments and Estimates

We prepare our unaudited condensed consolidated financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect (i) the reported amounts of our assets and liabilities; (ii) the disclosure of our contingent assets and liabilities at the end of each reporting period; and (iii) the reported amounts of revenues and expenses during each reporting period. We continually evaluate these judgments, estimates and assumptions based on our own historical experience, knowledge and assessment of current business and other conditions and our expectations regarding the future based on available information, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

When reading our unaudited condensed consolidated financial statements, you should consider our selection of critical accounting policies, the judgment and other uncertainties affecting the application of such policies and the sensitivity of reported results to changes in conditions and assumptions. Our critical accounting policies and practices include the following: (i) revenue recognition; (ii) investments in life insurance policies; (iii) income taxes; (iv) accounts receivable, net; (v) loan receivable; and (vi) contract liabilities. See Note 3 — Summary of Significant Accounting Policies to our unaudited condensed consolidated financial statements for the disclosure of these accounting policies. We believe the following accounting estimate involves the most significant judgments used in the preparation of our unaudited condensed consolidated financial statements.

Critical Accounting Estimates

Allowance for expected credit losses against financial assets

We assess the allowance by pooling relevant financial assets that have similar risk characteristics and evaluates receivable individually when specific assets no longer share those risk characteristics. We determine the expected credit losses based on aging data, historical collection experience, customer specific facts current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect our ability to collect from counterparties. Balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. We continue to evaluate the reasonableness of the allowance policy and update it if necessary. As of October 31, 2025 and April 30, 2025, we recorded an allowance for expected credit losses against accounts receivable of US$20,791 and US$nil, respectively.

Recent Accounting Pronouncements

See the discussion of the recent accounting pronouncements contained in Note 3 to the unaudited condensed consolidated financial statements, “Summary of Significant Accounting Policies”.

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HISTORY AND CORPORATE STRUCTURE

We are a Cayman Islands exempted company with limited liability that wholly-owns our BVI company subsidiary, ChainOn BVI, which, in turn, wholly-owns our Operating Subsidiary, ChainOn HK, in Hong Kong.

Corporate Structure

Our Company was incorporated in the Cayman Islands on October 9, 2025 under the Companies Act as an exempted company with limited liability. Our Company is authorized to issue a maximum of (i) 100,000,000 Class A Ordinary Shares of par value USD0.0004 each and 25,000,000 Class B Ordinary Shares of par value USD0.0004 each.

ChainOn HK

ChainOn HK was incorporated in Hong Kong as Success Illusion Limited with limited liability on December 29, 2017. On July 19, 2019, Success Illusion Limited changed its name to ChainOn Technology (HK) Limited. Immediately prior to the Reorganization, Mr. Wai Lun Lau owned 100% equity interest of ChainOn HK.

Reorganization

On October 13, 2025, 8,000 Class A Ordinary Shares and 2,000 Class B Ordinary Shares of the Company credited as fully paid at par value, were allotted and issued to Invincible Legend Limited, a company wholly-owned by Mr. Wai Lun Lau. ChainOn Technology Limited was incorporated in the British Virgin Islands as a business company on October 10, 2025, as the Company’s wholly-owns subsidiary. On November 12, 2025, ChainOn Technology Limited acquired 100% equity interest of ChainOn HK from Mr. Wai Lun Lau, at the consideration of US$1,280 (HK$10,000).

Following an internal group Reorganization which was completed on November 12, 2025, ChainOn HK became our indirect wholly-owned subsidiary. Since its incorporation, ChainOn HK has been carrying on the business of integrated technology-services in Hong Kong.

Pre-IPO Investors

On January 21, 2026, our founding shareholder, Invincible Legend Limited, a company wholly owned by Mr. Wai Lun Lau, sold 2,240 Class A Ordinary Shares to Six Pre-IPO Investors, representing 28% of Mr. Wai Lun Lau’s outstanding Class A Ordinary Shares, for US$2,688,000 in total. None of the Six Pre-IPO Investors beneficially owns more than 5% of our Class A Ordinary Shares. After the Share Subdivision and the Pro Rata Allotment were completed on January 27, 2026, Six Pre-IPO Investors held 6,720,000 Class A Ordinary Shares.

Share Subdivision

Following the completion of the Reorganization, on January 27, 2026, the shareholders of the Company approved a subdivision of the Company’s issued and unissued ordinary shares on a 2,500-for-1 basis.

Prior to the share subdivision, the authorized share capital of the Company was US$50,000 divided into 50,000 ordinary shares with a par value of US$1.00 per share, comprised of (i) 40,000 Class A Ordinary Shares and (ii) 10,000 Class B Ordinary Shares, each with a par value of US$1.00 per share.

Upon the effectiveness of the share subdivision, the authorized share capital of the Company became US$50,000, divided into (i) 100,000,000 Class A Ordinary Shares and (ii) 25,000,000 Class B Ordinary Shares. As of the date of this prospectus, 24,000,000 Class A Ordinary Shares and 6,000,000 Class B Ordinary Shares were issued and outstanding.

Organization Chart

The chart below sets out our corporate structure before and after the Offering (assuming no exercise by the underwriters of their over-allotment option). All percentages reflected the voting ownership interests instead of the equity interests held by each of our shareholders given that each holder of Class A Ordinary Shares is entitled to one (1) vote per Class A Ordinary Share and each holder of Class B Ordinary Shares is entitled to twenty (20) votes per Class B Ordinary Share:

Notes:

(1)	Represents 6,000,000 Class B Ordinary Shares and 17,280,000 Class A Ordinary Shares held by Invincible Legend Limited, a BVI company wholly-owned by Mr. Wai Lun Lau.

(2)	Represents an aggregate of 6,720,000 Class A Ordinary Shares held by six Pre-IPO investors, none of whom beneficially owns more than 5% of our Class A Ordinary Shares.

The PRC government may, in the future, disallow our corporate structure, which restrictions would likely result in a material change in our operations and/or in the value of our Class A Ordinary Shares. Such restrictions may cause the value of our Class A Ordinary Shares to decline significantly in value or be rendered worthless.

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INDUSTRY OVERVIEW

The information contained in this section and elsewhere in the prospectus has been derived from various official government and other publications generally believed to be reliable and the market research report prepared by Frost & Sullivan Limited (“Frost & Sullivan”) on Hong Kong Integrated Technology Services Market, 2026 and commissioned by ChainOn Group Limited. All information and data presented in this section is derived from Frost & Sullivan’s industry report, unless otherwise noted. The following discussion includes projections for future growth, which may not occur at the rates that are projected or at all.

Overview of Hong Kong Macro Economy

Nominal GDP

Attributed to the increase in domestic demand and trade performance featured with the recovery of the economy in Europe and North America, the nominal GDP in Hong Kong has registered steady growth, from USD344.9 billion in 2020 to USD428.2 billion in 2025. Moving forward, according to the International Monetary Fund (“IMF”), Hong Kong’s economy is set to regain its momentum along with the recovery of cross-border commercial activities and core business sectors; the nominal GDP of Hong Kong is expected to recover and grow from USD446.7 billion in 2026 to USD537.0 billion in 2030, representing a compound annual growth rate (“CAGR”) of approximately 4.6%. As Hong Kong’s key industries, particularly in finance, retail, and trade, expand, their increased corporate IT budgets and accelerated digital transformation will propel sustained demand for Integrated Technology Services (“ITS”) to upgrade legacy systems and enhance operational efficiency.

Source: International Monetary Fund, Frost & Sullivan

Number of Registered Local Companies in Hong Kong

According to the Companies Registry of Hong Kong, the total number of registered companies in Hong Kong increased from 1,387,919 in 2020 to 1,557,103 in 2025, representing a CAGR of approximately 2.3% and reaching a record high. This growth was driven by Hong Kong’s robust business environment, deeper integration with the Greater Bay Area*, and government policies supporting innovation, technology, and the Web3 sector. The sustained increase in corporate entities is expected to expand demands for consulting, system integration, cybersecurity, and compliance technology services, especially from newly established enterprises, particularly technology-focused start-ups and traditional businesses undergoing digital transformation.

Source: Company Registry, Frost & Sullivan

*Note: The Greater Bay Area represents a national development initiative encompassing Hong Kong, Macao, and nine cities in Guangdong province in the PRC aimed at creating an integrated economic and innovation hub.

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Overview of Integrated Technology Services Market in Hong Kong

Definition and Classification

“ITS” refers to end-to-end, one-stop technology solutions provided to enterprise clients, encompassing everything from initial consultation, solution design, and system development to ongoing operation and maintenance and hardware support. The market can be divided into two core categories below:

(i)	Project Development Services refer to the provision of customized software development and technical architecture solutions tailored to the specific business needs of clients. Such services are typically delivered on a project basis, encompassing full lifecycle management, from requirement analysis to deployment. Key technology domains include:

●	Customized Software Development: including customized enterprise-level applications and internal management systems (such as enterprise resource planning and customer relationship management) tailored to optimize business workflows.
●	Web3-based Technology Solutions: Leveraging decentralized technologies to provide Web3 underlying architecture design and development for clients in industries such as finance and retail. Core project types encompass decentralized finance (“DeFi”) platforms, decentralized wallets, decentralized storage systems, and so on.
●	Cloud Infrastructure Solutions: Providing cloud migration, hybrid/multi-cloud architecture design, cloud-native application development, and cloud data center deployment services to enhance the agility and cost-efficiency of clients’ IT architectures.

(ii)	Advisory and Support Services refer to ongoing strategic consulting, system maintenance, and technical support services provided on a monthly or annual retainer/subscription basis, aiming to ensure the long-term security and stability of clients’ IT environments.

Industrial Value Chain Analysis

The value chain of the ITS market in Hong Kong comprises three key segments: upstream suppliers, midstream service providers, and downstream end-users.

Upstream Segment

The upstream segment consists of (i) hardware equipment manufacturers, such as servers and networking devices; (ii) major cloud infrastructure providers, such as AWS and Azure; and (iii) software tool vendors. They supply the foundational technological resources and raw computing power, ranging from physical infrastructure and scalable cloud environments to fundamental software frameworks, that empower midstream service providers to design, integrate, and deploy customized IT solutions.

Midstream Segment

While the midstream segment consists of service providers, including our Operating Subsidiary, who aggregate upstream resources and leverage specialized IT talent to deliver end-to-end solutions. Value is generated by translating complex technologies, such as advanced decentralized technologies, into practical, compliant business applications through Project Development Services—thereby empowering downstream clients to optimize operational efficiency and accelerate digital transformation—and is further reinforced by ongoing Advisory and Support Services to ensure long-term system resilience and regulatory adherence.

Downstream Segment

The downstream segment encompasses enterprise clients across the finance, retail, and manufacturing sectors. By partnering with service providers, these end-users achieve digital transformation, enhance operational agility, and significantly reduce cost without the need to maintain specialized in-house IT teams.

Source: Frost & Sullivan

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Market Size of the Integrated Technology Services Market in Hong Kong

The ITS market size in Hong Kong grew from USD 227.5 million in 2020 to USD 457.9 million in 2025, at a CAGR of 10.5%. The rapid growth is due to accelerated digital transformation across enterprises amid the pandemic, increased government initiatives promoting smart city and fintech development, rising adoption of cloud computing, big data, and cybersecurity solutions, as well as early-stage exploration of Web3 and blockchain technologies by forward-looking organizations.

The market is projected to experience continued expansion, reaching USD 587.2 million in 2030. This persistent growth is fueled by ongoing technological advancements in AI, IoT, and 5G, deeper integration with the Greater Bay Area economy, growing demand for ESG(Environmental, Social and Governance)-focused digital solutions, sustained public sector digitalization, and the gradual mainstreaming of Web3 applications requiring specialized consulting and implementation services.

Source: Frost & Sullivan

Market Size of the Web3-based Technology Solutions Services Market in Hong Kong

In terms of the Web3-based technology solutions services sector, the market size in Hong Kong surged from USD 5.5 million in 2020 to USD 27.5 million in 2025, at a CAGR of 37.7%, mainly driven by (i) a clear regulatory roadmap introduced by the Hong Kong government starting in late 2020; (ii) growing institutional interest in virtual assets following global crypto market cycles; (iii) increasing demand from financial institutions for compliant custody and tokenization solutions; and (iv) early enterprise adoption of blockchain for supply chain, identity, and data integrity use cases.

The market is projected to experience sustained expansion, reaching USD 79.3 million by 2030, fueled by maturing Web3 infrastructure, deeper integration of digital assets into mainstream finance through licensed platforms and ETF products, rising demand for real-world asset tokenization services from traditional sectors including real estate and private equity, continued government support for Web3 innovation hubs and talent development, and the gradual standardization of compliance and auditing requirements that drive professional services spending.

Source: Frost & Sullivan

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Market Size of Customized Software Development Service in Hong Kong

The customized software development sector in Hong Kong grew from USD 124.9 million in 2020 to USD 180.9 million in 2025 at a CAGR of 7.7%, driven by sustained enterprise demand for core business system customization. The market is projected to reach USD 214.3 million by 2030 at a CAGR of 3.2% from 2026 to 2030, supported by ongoing legacy system modernization, industry-specific applications, and integration with artificial intelligence, while the continued shift toward cloud and SaaS-based solutions is expected to moderate the growth trajectory of traditional customized software development.

Source: Frost & Sullivan

Market Size of Cloud Infrastructure Solution Service in Hong Kong

The cloud infrastructure solution service sector in Hong Kong grew from USD 147.1 million in 2020 to USD 249.6 million in 2025, at a CAGR of 11.2%. This robust expansion was fueled by accelerated enterprise cloud migration amid pandemic-driven remote work, widespread adoption of hybrid/multi-cloud architectures, and government digital transformation initiatives prioritizing scalable, resilient cloud infrastructure. Looking forward, the market is projected to continue growing, reaching USD 293.6 million by 2030, underpinned by ongoing demand for cloud-native design, edge computing, and cloud security solutions, alongside deeper cross-border integration with the Greater Bay Area.

Source: Frost & Sullivan

Market Drivers

(1)	Surging demand for digitalization transformation: The foundational demand for integrated IT services is steadily expanding, underpinned by the continuous growth of Hong Kong’s corporate landscape. The total number of local and re-domiciled companies in Hong Kong increased from approximately 1.4 million in 2020 to 1.6 million in 2025, representing a CAGR of 2.3%. To enhance operational agility and cost-efficiency in a highly competitive business environment, this growing base of enterprises is rapidly accelerating its digital transformation. This transition is heavily catalyzed by government funding schemes, notably the Digital Transformation Support Pilot Programme, which provides matching funding of up to HKD 50,000 per enterprise to help SMEs in retail, catering, tourism, and personal services adopt off-the-shelf digital solutions, which has benefited over 8,700 local SMEs by 2025. Complementing this, the Technology Voucher Programme provided cumulative funding of up to HKD 600,000 per eligible non-listed enterprise to adopt technology services and solutions and supported over 35,800 enterprises by the end of 2024. Additional schemes, such as the BUD Fund, have further supported enterprises in upgrading operations and expanding into overseas markets, with approximately 12,800 approved applications representing around HKD 7.9 billion in funding by 2025. Collectively, these government initiatives have significantly lowered the barriers for local businesses, especially SMEs, to adopt digital technologies, driving sustained demand for ITS, including customized software development, cloud infrastructure solutions, and seamless cloud migration. As businesses increasingly move away from rigid off-the-shelf software toward bespoke, client-centric end-to-end project development services, the ITS market in Hong Kong continues to experience substantial growth.

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(2)	Escalating IT architecture complexity: As corporate IT environments become increasingly sophisticated, often blending legacy on-premise hardware, modern cloud infrastructure, and emerging Web3 applications, the complexity of system integration and maintenance has escalated exponentially. Compounded by a structural shortage of specialized in-house IT talent in Hong Kong and the rising frequency of sophisticated cyber threats, enterprises are shifting towards outsourcing their entire IT operations. This trend acts as a primary catalyst for the Advisory and Support Services segment. Companies are increasingly subscribing to project and hardware monthly maintenance services on a retainer basis to ensure seamless hardware-software synergy, continuous system monitoring, vulnerability patching, and guaranteed emergency response times. This reliance on end-to-end service models ensures operational continuity and allows enterprises to focus on their core business competencies while generating stable, recurring revenue for service providers.
(3)	Accelerated Web3 integration driven by favorable policy environment: The Hong Kong ITS market is experiencing robust growth underpinned by the government’s strategic commitment to establishing the city as a leading global hub for Web3 and digital assets. This development has been shaped by a progressive regulatory framework, with each key milestone generating clear demand for integrated technology solutions. Initial market activity was catalyzed by the proposal of a licensing regime for virtual asset service providers in late 2020, which introduced formal anti-money laundering and customer due diligence obligations for digital asset exchanges and custodians. In response, demand emerged for compliant digital asset management solutions, particularly decentralized social wallets incorporating identity verification and transaction monitoring capabilities. Market momentum accelerated following the Policy Statement on Virtual Asset Development in October 2022, which provided official top-level endorsement for distributed ledger technology and the Web3 ecosystem. With the formal implementation of the licensing regime in June 2023, alongside initiatives including the e-HKD pilot and green bond tokenization, the market shifted from exploration to commercialization. These developments have prompted businesses to adopt decentralized technologies across multiple fronts, such as financial institutions having turned to decentralized finance platforms for multi-chain staking and automated reward distribution, while enterprises deploying production-grade Web3 applications have increasingly adopted decentralized storage solutions to ensure data integrity and long-term availability. In 2025, the release of the Policy Statement on Virtual Asset Development 2.0 further reinforced this trajectory; it introduced a unified licensing regime to streamline legal oversight, expanded the suite of tokenized products to enhance market transparency, advanced cross-sectoral applications and public-private collaboration, and strengthened talent development alongside international cooperation. Collectively, these measures signal a maturing regulatory environment, deeper industry collaboration, and more comprehensive infrastructure support. Furthermore, the rigorous cybersecurity, data privacy, and compliance standards embedded within Hong Kong’s regulatory framework have generated sustained demand for ongoing advisory services, routine security audits, and long-term compliance support.

Market Trends and Opportunities

(1)	Shift towards seamless technology integration and enhanced user experience: The ITS market in Hong Kong is witnessing a shift in enterprise demand from standalone system deployment to the seamless integration of emerging technologies into existing customer-facing platforms. Businesses across retail, entertainment, and consumer sectors are increasingly seeking to adopt Web3 capabilities without introducing technical complexity that may disrupt user experience. This trend is evidenced by growing enterprise adoption of wallet-as-a-service and account abstraction solutions. Rather than requiring end-users to manage private keys or seed phrases, technology service providers are now engaged to embed decentralized wallet functionalities into traditional mobile applications and customer relationship management systems. This approach enables clients to implement blockchain-based loyalty programs, digital collectibles, and digital asset transactions while maintaining the familiar user onboarding experience of conventional applications.
(2)	Upgrade of financial IT infrastructure to support programmable applications: Traditional financial institutions, asset managers, and family offices in Hong Kong are increasingly seeking greater capital efficiency, transparency, and automated settlement capabilities. This has driven demand for upgrading legacy IT infrastructures to support smart-contract-enabled ecosystems, marking a transition from static financial software to dynamic, programmable financial networks. A notable development in this area is the emerging demand for institutional-grade, permissioned decentralized finance architectures. Technology service providers are increasingly commissioned to develop customized decentralized trading platforms, automated market makers, and lending protocols tailored for institutional clients. These engagements typically require the integration of compliance mechanisms, including Know Your Customer and Anti-Money Laundering controls, directly into the smart contract layer, combining the efficiency of DeFi with the regulatory rigor expected by traditional financial institutions.

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(3)	Growing demand for resilient data architectures and data sovereignty: As enterprises generate and manage increasing volumes of sensitive data, concerns over the vulnerabilities associated with centralized cloud infrastructure have gained prominence. This has contributed to growing interest in data governance architectures that offer enhanced resilience, immutability, and auditability. In response, the ITS market has seen increased enterprise adoption of decentralized storage protocols, which requires help from technology service providers who are playing a key role in bridging legacy enterprise databases with decentralized storage networks, ensuring that critical corporate data, such as decentralized application frontends and off-chain metadata for tokenized real-world assets, remains cryptographically secure, permanently available, and resistant to single-point-of-failure risks associated with conventional server infrastructure.
(4)	Global Expansion: As global demand for specialized Web3 and digital asset infrastructure accelerates, a widening gap has emerged between market needs and experienced implementation partners capable of delivering compliant, enterprise-grade solutions. Hong Kong has strategically positioned itself to address this gap through robust overseas expansion support initiatives launched by the Hong Kong authorities, such as “The Cradle” Global Expansion Service Centre and the Hong Kong Professional Services GoGlobal Platform, which provide end-to-end assistance in international technical standards alignment, regulatory compliance, product localization, intellectual property management, and cross-border market entry. Furthermore, Hong Kong’s ever-evolving Web3 ecosystem, built upon one of the world’s most comprehensive virtual asset regulatory frameworks, has cultivated a pool of service providers with institutional-grade capabilities in areas such as compliant custody, decentralized finance, and Web3 integration. This unique combination of strong government-backed support and deep local expertise positions Hong Kong-based ITS players as trusted partners for cross-border deployments in serving global clients.

Market Challenges

(1)	Intense Talent Competition and Escalating Operational Costs: The rapid expansion of technology consulting and implementation services in Hong Kong has intensified competition for specialized talent, particularly in emerging fields such as Web3, artificial intelligence, and cybersecurity. This competition for talent, combined with Hong Kong’s high operational costs, including office rents and compliance overheads, places significant margin pressure on service providers. Many firms struggle to balance competitive pricing with the investment required to maintain skilled teams and deliver high-quality solutions. SMEs face challenges in scaling their workforce to meet diverse client demands while retaining profitability in a cost-sensitive market.
(2)	Evolving Regulatory Complexity and Compliance Burdens: Hong Kong’s unique position as an international financial hub with growing integration into the Greater Bay Area exposes technology service providers to a dual regulatory environment. Navigating the interplay between local data privacy laws, cross-border data transfer restrictions, and sector-specific requirements in finance and healthcare creates substantial compliance complexity. Frequent updates to cybersecurity standards and emerging regulations around virtual assets and AI governance require continuous adaptation, increasing operational overhead and project delivery timelines. Providers must invest heavily in compliance expertise and adaptive frameworks to mitigate legal risks and maintain client confidence amid regulatory fluidity.

Cost Analysis

Average Monthly Salary of Employees

In the ITS market, the cost of human resources has been increasing in the past five years, with the index growing from 100.0 in 2020 to 108.6 in 2024, representing a CAGR of approximately 2.1%. As the Hong Kong economy continues to grow and expand demand for technology services, it is anticipated that labor wages in the ITS industry are likely to rise in the next five years.

Source: HKSAR Census and Statistics Department, Frost & Sullivan

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Competitive Landscape of Integrated Technology Services Market in Hong Kong

Competition Overview

The Hong Kong ITS market is characterized by a highly fragmented competitive landscape with over 12,000 market participants in 2025, and has not yet formed a market structure dominated by a few major players.

By scale, market participants can be categorized into three main segments. (i) Multinational consulting and technology companies, such as Accenture, IBM, Deloitte, HCL Technologies. By leveraging their global resource integration capabilities, established methodologies and brand reputation, these service providers occupy a leading position in digital transformation projects for large enterprises, multinational corporations and government departments in Hong Kong. They demonstrate particular advantages in core system reconfiguration and cross-regional project delivery, though their project costs tend to be relatively high and decision-making processes comparatively lengthy. (ii) Local and regional service providers, primarily comprising Hong Kong-based system integrators and specialized IT consulting firms such as Comax and PTS Consulting. These enterprises have established a solid business foundation in the SME market, ongoing maintenance services and customized development through their deep local market knowledge, long-standing client relationships and flexible delivery capabilities. (iii) Emerging Web3 and financial technology specialist firms, including the Operating Subsidiary, focusing on specific and well-defined niches such as blockchain architecture, digital asset compliance, smart contract auditing and regulatory technology. These players are able to rapidly capture emerging market demand by establishing differentiated barriers to expertise.

In 2025, the Operating Subsidiary accounted for approximately 0.5% of the overall ITS market in Hong Kong. It is important to note that the broader Hong Kong ITS market is highly fragmented, as the provision of underlying IT services is not a licensed activity, and the sector is populated by a multitude of small players, resulting in relatively low overall market visibility with a relatively low market share for the majority of players that may not reflect the true significance and strategic market position of market participants. While the broader market remains dominated by traditional IT service providers, the Operating Subsidiary focuses exclusively on the emerging Web3 and financial technology specialist segment, a sector with high barriers to entry due to regulatory complexity and specialized expertise requirements. This focus has enabled the Operating Subsidiary to establish a distinct competitive position, with significant headroom for growth as the Web3 ecosystem in Hong Kong continues to expand.

Key Success Factors

Expertise and Proven Track Record: In the rapidly evolving IT landscape, a critical success factor is the ability to seamlessly integrate cutting-edge technologies into practical business solutions. Service providers must possess deep, proven expertise in Web3 architectures, smart contract deployment, and complex cloud infrastructure (including multi-cloud and hybrid environments). A robust portfolio of successful, high-profile project deliveries not only validates the provider’s technical prowess but also instills confidence in prospective clients seeking digital transformation, enabling the provider to command premium pricing and secure high-value customized software development contracts.

Robust End-to-End Service Capabilities: The ability to offer a comprehensive, end-to-end service model is paramount. Successful market players seamlessly transition clients from the initial project development phase, including consulting, design, and coding, to the ongoing advisory and support phase. By providing integrated project and hardware monthly maintenance services, providers ensure that custom-built software and underlying cloud/hardware infrastructures operate in perfect synergy. This holistic approach not only maximizes client satisfaction by eliminating vendor fragmentation but also establishes stable, recurring revenue streams, such as retainer contracts, that enhance the financial resilience of the service provider.

Client-Centric Project Management and Retention of Talent: Delivering customized software and complex IT solutions requires a profound understanding of the client’s specific industry workflows. A highly client-centric project management approach, ensuring agile delivery, transparent communication, and strict adherence to timelines, which is essential for client retention. Furthermore, the backbone of this capability is the provider’s ability to attract, train, and retain a pool of highly specialized IT professionals, including Web3 developers, cloud architects, and cybersecurity experts, whose specialized skills are critical to maintaining service excellence and operational efficiency.

Entry Barriers

Scarcity of Specialized IT Talent: The ITS market, particularly segments involving Web3 applications, advanced cloud architecture, and customized enterprise software, requires a highly skilled, certified, and multidisciplinary workforce. Hong Kong is currently navigating a structural shortage of such specialized IT professionals. New entrants face formidable challenges and prohibitively high operational costs in recruiting, training, and retaining the top-tier talent necessary to execute complex Project Development Services and provide round-the-clock technical support, thereby creating a significant barrier to entry.

Client Acquisition and Industry Reputation: Enterprise clients, especially within heavily regulated industries such as finance, retail, and public sectors, are highly risk-averse when selecting technology partners. They mandate extensive portfolios of successful, large-scale implementations and verifiable industry credentials before awarding contracts. Established players with a demonstrable history of delivering reliable cloud infrastructure and bespoke software possess a formidable competitive moat. It is exceedingly challenging for newly established firms without a proven, localized track record to build sufficient trust to win significant project tenders or advisory mandates.

High Client Switching Costs and Deep Operational Integration: The provision of ongoing Advisory and Support Services, specifically project and hardware monthly maintenance, results in the service provider becoming deeply embedded within the client’s daily operations and core IT infrastructure. Transitioning to a new technology vendor entails substantial risks of operational disruption, complex data migration challenges, and steep learning curves for the new provider to understand bespoke legacy systems. This customer loyalty creates exceptionally high switching costs, effectively locking in existing clients and posing a massive barrier for new competitors attempting to disrupt established vendor-client relationships.

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BUSINESS

OVERVIEW

We are a Cayman Islands exempted company with limited liability with a principal place of business in Hong Kong through our wholly-owned subsidiary, ChainOn Technology (HK) Limited (formerly known as Success Illusion Limited).

Business History

Our Operating Subsidiary was incorporated in Hong Kong on December 29, 2017 under the name Success Illusion Limited. In our early stage of operations, the Operating Subsidiary focused on the development, sales, and maintenance of enterprise-grade servers and related hardware. On July 19, 2019, our Operating Subsidiary formally changed its name to ChainOn Technology (HK) Limited to reflect our ambition to expand beyond hardware into integrated technology services.

From 2019 to 2022, our Operating Subsidiary primarily focused on hardware server development, hardware sales, and related monthly maintenance services, which together represented our principal revenue streams during that period. Beginning in 2023, our Operating Subsidiary undertook a strategic transition to diversify its business model. Recognizing the growing adoption of Web3 technologies across industries, our Operating Subsidiary expanded our focus into custom Web3 technologies applications, smart contracts, and decentralized systems. At the same time, our Operating Subsidiary introduced technical consultation services and launched training course under the “IMETA” brand to support client education and the adoption of Web3 technologies solutions. These initiatives marked the beginning of our evolution from a hardware-focused enterprise into a provider of integrated technology services. In 2024, our Operating Subsidiary further strengthened its service portfolio by introducing project monthly maintenance services, providing clients with recurring support, monitoring, and system updates for Web3 technologies and software projects completed by us. The project monthly maintenance services offering has since become a key component of its recurring revenue model.

Current Business Lines

Currently, our Operating Subsidiary provides comprehensive technology services, leveraging our expertise in Web3 technologies, cloud infrastructure, and our end-to-end service model with a client-centric project management approach to deliver customized software development and technology solutions. We primarily operate through two service lines through our Operating Entity:

(1)	Project Development Services.

(2)	Advisory and Support Services: (i) project monthly maintenance services; and (ii) hardware monthly maintenance services.

Our Vision

Our goal is to be a provider of Web3 technologies and enterprise technology solutions under the “ChainOn” brand, serving clients across Hong Kong and the Asia-Pacific region.

Our Mission

Our mission is to deliver secure, scalable technology services and software products that drive operational efficiency and support clients’ evolving business needs.

OUR GROWTH STRATEGIES

We and our Operating Subsidiary have developed and plan to implement the following strategies to drive the expansion and growth of our business:

●	Expand Blockchain Solutions Offerings. We plan to continue developing and enhancing blockchain applications for e-commerce, IoT, and customer relationship management (CRM) systems to address evolving client needs and broaden our service scope.

●	Develop Proprietary Software Products. We intend to design and explore proprietary software solutions, including enterprise resource planning (ERP) systems with potential advanced automation features, to diversify our revenue streams and capture emerging market opportunities.

●	Strengthen Client Engagement. We seek to deepen relationships with existing clients by providing ongoing project support, maintenance services, and technical consultation, which we believe may foster client loyalty and generate recurring business.

●	Explore Strategic Partnerships. We aim to identify and establish collaborations with technology vendors, including those in Southeast Asia, to enhance our ability to fulfill client requirements, support proprietary product development, reduce operational costs, and improve profit margins.

●	Geographic Market Expansion. We plan to expand our service delivery beyond Hong Kong into adjacent Asia-Pacific markets through remote engagement, virtual collaboration, and targeted business development initiatives.

●	Enhance Technical Capabilities. We intend to continue strengthening our in-house expertise in blockchain, software development, and cloud infrastructure to sustain our competitive advantage and better serve client needs.

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OUR COMPETITIVE STRENGTHS

The market for integrated technology-services is highly competitive, and we anticipate this competition will intensify. However, we believe the following key strengths set us apart from our competitors and will continue to drive our growth and success:

●	Blockchain Expertise. Our Operating Subsidiary has established capabilities in developing secure, decentralized, and adaptable blockchain applications and smart contracts across multiple industries.

●	Comprehensive Technology Services. Our Operating Subsidiary provides end-to-end solutions spanning blockchain applications, cloud hosting technology, hardware maintenance, and project maintenance, enabling us to deliver integrated technology services.

●	Client-Centric Operations. Our Operating Subsidiary maintains direct engagement with clients throughout the project lifecycle. By combining agile development methodologies with ongoing maintenance and support, we aim to promote operational continuity and long-term client relationships.

●	Technical Expertise. Our Operating Subsidiary’s team includes both in-house professionals and outsourced specialists with skills in blockchain, software development, and cloud infrastructure, as well as experience in the ongoing maintenance of deployed systems.

●	Regional Presence with Growth Potential. Our Operating Subsidiary has developed a strong knowledge base and client network in the Hong Kong market, while maintaining the infrastructure and capacity to expand our services to other Asia-Pacific markets as opportunities arise.

OUR SERVICES

(1) Project Development Services

Our Operating Subsidiary provide end-to-end custom software development services, including Web3 technologies application development, for enterprises, SMEs, and blockchain-related projects. Our in-house expert team plays a pivotal role in the delivery of our software solutions. Our in-house experts are responsible for gathering client requirements and conducting technical feasibility analyses to align project objectives with business needs. They also design the product framework, define key features, and establish detailed development pipelines to guide the programming and implementation of the software solutions.

Once the project implementation plans are finalized by our in-house expert team, our Operating Subsidiary coordinate with external development vendors to confirm the project scope, technical specifications, and deliverables. Once aligned, the vendors carry out coding and implementation, while our Operating Subsidiary oversee iterative development cycles, conduct milestone reviews, and perform quality assurance checks to ensure the solutions meet agreed standards. Upon completion of a project, these customers may convert to our advisory and support services on a recurring basis.

Third-Party Vendor Management

Our Operating Entity maintain strict policies for selecting and managing third-party development vendors, including:

1.	Qualification Reviews: Assess vendor technical expertise, experience, certifications, and track record before engagement.
2.	Performance Monitoring: Conduct milestone reviews, progress reporting, and quality audits throughout the project lifecycle.
3.	Compliance Requirements: Ensure adherence to data privacy, cybersecurity, and relevant regulatory obligations.
4.	Timeline Requirements: Define clear project timelines and delivery milestones, with escalation procedures for delays or issues.
5.	Contractual & Qualification Requirements: Vendors must comply with confidentiality agreements, intellectual property clauses, service-level expectations, and maintain necessary professional certifications.

Through this service model, our Operating Entity is able to focus our internal resources on project design and client engagement, while leveraging external vendors to reduce costs and ease the burden of managing a large in-house development staff. This approach allows us to maintain a lean but highly skilled core team, while supporting efficient product delivery and promoting quality standards.

Competitive Advantages

●	Strong in-house project management and client engagement, supporting timely delivery and alignment with business objectives.
●	Experienced oversight integrating multiple technologies, including blockchain, enabling secure, adaptable, and efficient solutions.
●	Flexible service offerings, allowing customization to meet the specific requirements of different clients and industries.
●	Collaboration with trusted development vendors, providing specialized expertise while promoting project quality and cost efficiency.

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Operational Metrics

As of the date of this prospectus, our Operating Entity has delivered products and solutions spanning a range of functionalities, including Web3 technologies-based applications, enterprise management tools, and data integration platforms, with applications across industries such as e-commerce, finance, and enterprise IT systems.

●	For the year ended April 30, 2024, our project capacity was driven more by vendor bandwidth than by internal staffing. In our operations, our Operating Entity completed 11 projects while some projects required coordination among multiple vendors.
●	For the year ended April 30, 2025, our Operating Entity completed 13 projects, reflecting both our ongoing operational efforts and the expanded scope of services to include additional blockchain-related offerings. The increase in blockchain service demand allowed us to diversify our project portfolio and deliver more comprehensive solutions across decentralized technologies. Looking ahead, future scalability remains achievable by onboarding additional qualified vendors as demand grows, enabling us to continue supporting a broader range of enterprise initiatives and emerging technology deployments.
●	For the six months ended October 31, 2024, our Operating Entity completed five projects for project development services.
●	For the six months ended October 31, 2025, our Operating Entity completed 17 projects for project development services.

All software solutions developed under this service are owned by our clients, and we or our Operating Entity do not retain intellectual property rights to the delivered products.

Representative Solutions Delivered

The representative projects described below illustrate software solutions designed and developed for third-party clients pursuant to our Project Development Services. The Company does not own or operate these platforms for its own account, nor does it retain any intellectual property rights, maintain custody of user assets, or exercise control over daily operations. Upon delivery and acceptance, full operational control and ownership were transferred to the respective clients, and the Company has no ongoing discretionary authority over the platforms’ governance or underlying protocols.

(A) Decentralized Social Wallet

According to client demands and technical specifications, we developed a decentralized social wallet that combines secure digital asset management with social networking functionalities. Key features include a multi-asset wallet, Web3 identity integration, peer-to-peer transfers, content sharing, and smart contract automation. The wallet is accessible across iOS, Android, and web platforms, providing users with analytics and portfolio tracking.

The decentralized social wallet has enabled users to seamlessly manage digital assets while engaging in social interactions, creating a new paradigm for community-driven finance. Early adopters have reported higher engagement and retention rates due to integrated social and financial features. Clients benefit from increased user acquisition, reduced reliance on centralized intermediaries, and enhanced security for their users’ digital assets. The platform also serves as a foundation for future Web3 integrations and monetization opportunities.

The architectural diagram illustrates a multi-layered decentralized network topology that bifurcates social connectivity from financial finality to optimize for both performance and security. The primary interaction layer is established as a Peer-to-Peer (P2P) mesh network, where individual wallet instances function as distributed nodes that facilitate direct, end-to-end encrypted communication and content propagation without a centralized administrative server. To secure these interactions, each wallet utilizes asymmetric cryptography to derive unique, sovereign identities, ensuring that all peer-to-peer data remains private and user-controlled. While social data is distributed across this mesh, financial transactions and critical state changes are broadcast to a unified decentralized consensus layer. This blockchain-based ledger acts as the network’s immutable source of truth, utilizing a distributed set of validators to ensure transaction integrity and prevent double-spending. By integrating this dual-layer approach, the software achieves the low-latency benefits of a mesh network while maintaining the high-assurance security of a decentralized ledger, effectively eliminating single points of failure and custodial risks.

(B) Decentralized Storage Project

We delivered a decentralized storage platform designed for enterprises and blockchain projects requiring secure and scalable data management. The solution features distributed storage architecture, end-to-end encryption, cross-chain interoperability, automated replication, and compliance-ready design, ensuring high performance alignment.

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By leveraging decentralized infrastructure, clients achieve enhanced data security, reduced dependence on centralized cloud providers, and cost-effective scalability. Adoption of the platform has improved operational efficiency for enterprise clients, providing auditability, data immutability, and flexible storage management. The solution supports long-term digital transformation strategies and positions clients to integrate decentralized storage as part of broader blockchain-based workflows.

The architectural diagram delineates a four-stage distributed data lifecycle protocol designed to transition enterprise information into a secure, decentralized environment while ensuring data sovereignty and high availability. The process initiates with the ingestion of enterprise files, which are immediately subjected to encryption to ensure that data remains obscured before any network propagation occurs. Following encryption, the system executes a sharding and shredding mechanism, wherein the data is partitioned into discrete, uniform fragments. This fragmentation serves as a foundational security layer; because no individual node in the storage network possesses a complete or intelligible dataset, the risk of unauthorized reconstruction or bulk data exfiltration from a single point of failure is effectively neutralized.

The encrypted shards are stored across the P2P network, while cryptographic hashes of each shard are recorded on the blockchain to serve as a verifiable reference for integrity checks. This separation of storage and validation layers aims to support redundancy and data persistence.

Central to this infrastructure is the automation provided by decentralized protocols that govern the storage and retrieval cycles. When a retrieval request is initiated, the blockchain consensus layer verifies the integrity of the request against the anchored hashes, allowing the system to reconstruct the original file from the distributed shards across the P2P network. This process ensures that enterprise data remains persistent and retrievable via verified cryptographic proofs, aligning with the rigorous data integrity standards required for the transparent operations of a listed entity.

(C) Decentralized Finance Platform

We developed a DeFi platform initially focused on virtual asset staking, with features such as multi-chain staking support, smart contract security, risk analytics, flexible staking options modules. The platform allows users to earn rewards securely while maintaining transparency and control over their assets.

The DeFi platform has allowed clients to enter the growing staking market efficiently while mitigating operational and security risks. Early users have reported competitive staking yields and improved asset management transparency. Clients benefit from increased engagement with token holders, expanded DeFi service offerings, and a scalable architecture that can support future modules such as lending, liquidity provision, and governance. The platform positions clients at the forefront of emerging decentralized financial services.

The architectural diagram illustrates a decentralized staking ecosystem that integrates infrastructure maintenance to optimize for both capital efficiency and network security. The primary interaction layer is established through a decentralized finance platform, where users engage in staking and unstaking activities facilitated by automated smart contracts without the requirement of a centralized intermediary. To secure these interactions, the system utilizes smart contract logic to automate the distribution of rewards and the management of staked assets (e.g., Token A and Token B).

While user participation is managed via the platform interface, the technical execution of network maintenance is delegated to node operators who manage the validator infrastructure. These operators are responsible for the uptime and operational integrity of the validators, which interface directly with the blockchain. This blockchain-based ledger performs the essential functions of record-keeping, transaction ordering, and state replication through a distributed consensus mechanism. By integrating this tiered approach, the software provides the functional utility of decentralized finance while maintaining a secure unified decentralized consensus layer.

(2) Advisory and Support Services

We also provide advisory and support services designed to assist clients throughout the lifecycle of their technology adoption and implementation. This service line combines (i) project monthly maintenance services; and (ii) hardware maintenance services.

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Project monthly maintenance services

Recognizing the importance of recurring revenue and long-term client relationships, our Operating Entity introduced project monthly maintenance services in 2024 to provide ongoing support, monitoring, and optimization for software solutions previously developed by the Operating Subsidiary. This service line has expanded rapidly since its introduction and has become a significant component of our recurring business model. Maintenance agreements are typically structured as recurring contracts, providing predictable revenue streams while supporting software performance, security, and stability over time.

Under this service, our Operating Entity provides comprehensive project management, technical maintenance, and support services for deployed software solutions. Each client is assigned a dedicated project manager who serves as the primary point of contact and is responsible for coordinating internal resources, monitoring project progress, and ensuring alignment between the client’s business objectives and the technical development roadmap. The project manager also oversees the preparation of monthly reports summarizing completed work, performance metrics, and future plans, as well as the organization of periodic review meetings to discuss project status and upcoming milestones.

In addition to project management, our Operating Entity provides continuous technical maintenance and support performed by its in-house technical staff. These services include system monitoring, bug detection and resolution, performance optimization, and updates to ensure stable operation. Our Operating Entity also provides remote technical support during regular business hours and maintains a 24/7 response mechanism for critical emergency issues. Our maintenance activities further include ensuring software compatibility with major operating system updates, implementing security patches and vulnerability scans, and performing ongoing improvements to the user interface (UI) and user experience (UX) in accordance with project priorities. Through this integrated approach, ChainOn helps clients maintain reliable, secure, and efficient software performance over time while strengthening.

The provision of project monthly maintenance services is relatively staff-intensive, as our in-house project managers were responsible for client communications, ongoing updates, and coordination with external vendors. For the year ended April 30, 2024, our Operating Entity was able to manage two active maintenance contracts concurrently. For the year ended April 30, 2025, our Operating Entity added one technical staff member to assist with routine maintenance tasks, which improved operational efficiency and allowed us to manage four concurrent maintenance contracts without compromising service quality or responsiveness. For the six months ended October 31, 2025, we were able to manage eight active maintenance contracts concurrently. For the six months ended October 31, 2024, we were able to manage three active maintenance contracts concurrently. All intellectual property associated with these projects remains with the respective clients.

Hardware maintenance services

Before our strategic transition in 2023 from a hardware-focused enterprise to a provider of integrated technology services, hardware-related services was our core business and formed the foundation of our operations. This service encompassed the sale of enterprise-grade servers, hard disks, and related storage hardware, together with recurring monthly maintenance contracts. These activities provided stability and continuity during our Operating Subsidiary’s early years and continue to contribute a smaller but steady portion of overall revenue. Under this service, our Operating Entity provides hardware maintenance services to enterprises, SMEs, and individual clients. Operating Subsidiary primarily resells high-quality storage and computing hardware and coordinates maintenance services delivered by selected third-party vendors. The service workflow includes assessing client requirements, procuring and delivering the appropriate hardware, and coordinating vendor-provided maintenance and troubleshooting while maintaining direct communication with clients to ensure service quality. Capacity under this service is largely vendor-driven, as hosting and hardware upkeep are performed by third-party providers.

For the years ended April 30, 2024 and 2025, our hardware maintenance services line served approximately 35 client accounts in fiscal 2024 and 18 client accounts in fiscal 2025. For the six months ended October 31, 2025, our Operating Entity was able to manage 8 active maintenance contracts concurrently. For the six months ended October 31, 2024, our Operating Entity was able to manage 3 active maintenance contracts concurrently. For the six months ended October 31, 2025, the hardware maintenance service line served only one client account. For the six months ended October 31, 2024, the hardware maintenance service line served 18 client accounts. Capacity under this service is largely vendor-driven, as hosting and hardware upkeep are performed by third-party providers. As vendor scalability improved, our Operating Entity selectively focused on larger and more complex mandates, resulting in a lower number of active accounts in fiscal 2025 while maintaining service quality and revenue contribution.

CUSTOMERS

Our clients include both large corporations and SMEs in Hong Kong. Customers were acquired through a combination of direct business development efforts, word-of-mouth referrals, and introductions through industry networks within the Web3 technologies, SME, and technology ecosystems. Our Operating Subsidiary’s customer base reflects a balanced mix of Web3 technologies ventures, SMEs, and traditional businesses undergoing digital transformation.

We normally enter into standard project development agreements with our clients, pursuant to which we provide system design, software development, testing, integration and delivery services in accordance with predefined project specifications and milestones. Fees under such agreements are typically fixed, ranging from approximately US$7,700 to US$0.4 million depending on scope and complexity, and are paid according to a milestone-based schedule. Upon the client’s full payment of the service fees, ownership of the deliverables is transferred to the client, while our Operating Entity retains ownership of any pre-existing intellectual property incorporated therein. The agreements generally include customary confidentiality obligations, limitations of liability not exceeding the aggregate service fees paid, and mutual termination rights, including termination for convenience upon advance written notice.

For the fiscal year ended April 30, 2024, the company served a total of 42 customers, all based in Hong Kong. Seven customers were in the project development line, contributing around US$0.9 million, or 68.8% of total revenues. Meanwhile, 37 customers were in the advisory and support line, contributing about US$0.4 million, or 31.2% of total revenues. Notably, two customers were involved in both the project development and advisory support lines.

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Three customers each accounted for more than 10% of the company’s total revenues for the fiscal year ended April 30, 2024 as set forth in the table below.

Customer Name	Total Revenue (US$)	Percentage	Business Line
Customer A	461,547	35.2%	Project Development, Advisory and Support
Customer E	245,095	18.7%	Project Development
Customer F	184,075	14.0%	Project Development

For the fiscal year ended April 30, 2025, the company served a total of 30 customers, all based in Hong Kong. 10 customers were in the project development line, contributing around US$1.6 million, or 73.5% of total revenues. Meanwhile, 22 customers were in the advisory and support line, contributing about US$0.6 million, or 26.5% of total revenues. Notably, two customers were involved in both the project development and advisory support lines.

Four customers each accounted for more than 10% of the company’s total revenues for the fiscal year ended April 30, 2025, as set forth in the table below.

Customer Name	Total Revenue (US$)	Percentage	Business Line
Customer A	552,043	25.0%	Project Development & Advisory and Support
Customer B	462,303	21.0%	Project Development
Customer C	256,835	11.6%	Project Development
Customer D	218,310	10.0%	Advisory and Support

For the six months ended October 31, 2025, the company served a total of 15 customers, all based in Hong Kong. Nine customers were in the project development line, contributing around US$1.9 million, or 72.2% of total revenues. Meanwhile, nine customers were in the advisory and support line, contributing US$0.7 million, or 27.8% of total revenues. Notably, three customers were involved in both the project development and advisory support lines.

Two customers each accounted for more than 10% of the company’s total revenues for the six months ended October 31, 2025, as set forth in the table below.

Customer Name	Total Revenue (US$)	Percentage	Business Line
Customer A	929,313	36%	Project Development & Advisory and Support
Customer K	877,538	34%	Project Development & Advisory and Support

For the six months ended October 31, 2024 the company served a total of 23 customers, all based in Hong Kong. Three customers were in the project development line, contributing around US$0.5 million, or 61.0% of total revenues. Meanwhile, 21 customers were in the advisory and support line, contributing US$0.3 million, or 39.0% of total revenues. Notably, one customer was involved in both the project development and advisory support lines.

Three customers each accounted for more than 10% of the company’s total revenues for the six months ended October 31, 2024, as set forth in the table below.

Customer Name	Total Revenue (US$)	Percentage	Business Line
Customer B	330,310	42%	Project Development
Customer A	189,305	24%	Project Development & Advisory and Support
Customer D	155,123	20%	Advisory and Support

SUPPLIERS

Our suppliers refer to vendors that provide outsourced project development services and advisory and support services to our Operating Subsidiary. For the fiscal year ended April 30, 2024, our Operating Subsidiary engaged a total of three suppliers across its main business lines.

Among them, two suppliers each accounted for more than 10% of the Company’s total purchases for the fiscal year ended April 30, 2024, as set forth in the table below.

Supplier Name	Total Purchase (US$)	Percentage	Business Line
Supplier B	388,971	47.7%	Project Development & Advisory and Support
Supplier C	215,117	26.4%	Project Development

For the fiscal year ended April 30, 2025, our Operating Subsidiary engaged a total of three suppliers across its main business lines.

Among them, three suppliers each accounted for more than 10% of the Company’s total purchases for the fiscal year ended April 30, 2025, as set forth in the table below.

Supplier Name	Total Purchase (US$)	Percentage	Business Line
Supplier A	335,499	33.8%	Project Development & Advisory and Support
Supplier B	288,939	29.1%	Project Development
Supplier C	231,525	23.3%	Project Development

For the six months ended October 31, 2025, our Operating Subsidiary engaged a total of four suppliers across its main business lines.

Among them, two suppliers each accounted for more than 10% of the Company’s total purchases for the six months ended October 31, 2025, as set forth in the table below.

Supplier Name	Total Purchase (US$)	Percentage	Business Line
Supplier C	722,275	50%	Project Development
Supplier A	491,047	34%	Project Development

For the six months ended October 31, 2024 our Operating Subsidiary engaged a total of three suppliers across its main business lines.

Among them, two suppliers each accounted for more than 10% of the Company’s total purchases for the six months ended October 31, 2024, as set forth in the table below.

Supplier Name	Total Purchase (US$)	Percentage	Business Line
Supplier C	135,019	36%	Project Development
Supplier A	153,882	41%	Project Development & Advisory and Support

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SALES AND MARKETING

We employ a combination of relationship-driven marketing, event sponsorships, and targeted promotional activities to increase visibility and attract clients. Its marketing approach emphasizes the development of professional relationships, enhancement of brand recognition, and demonstration of our capabilities in technology solutions, project development, and maintenance services.

In May 2024, our Operating Subsidiary engaged EverMind Marketing and Production Limited to provide event-production support for the Hong Kong Cultural Centre Outdoor Plaza Event. The engagement covered stage and marquee installation, lighting and audio setup, and official safety certifications. This initiative strengthened our public presence and demonstrated its commitment to professional event management.

In October 2024, our Operating Subsidiary sponsored the production of the local Hong Kong film (The Rainy Night Butcher). The sponsorship aimed to support local cultural development while associating our brand with a high-profile creative project, thereby further enhancing its market visibility and reputation.

RESEARCH AND DEVELOPMENT

R&D is an integral part of our continued growth and is primarily focused on supporting our ongoing projects and client engagements. To better serve our clients’ needs, we concentrate on applying and adapting emerging technologies to enhance the performance, functionality, and reliability of the solutions we deliver. The Company’s R&D team currently consists of three full-time employees who form the core of our technical operations and are primarily dedicated to the project development and project monthly maintenance service lines. The team plays a critical role in ensuring that our technology solutions remain stable, secure, and scalable, and that project deliverables meet client specifications and quality standards.

At present, our R&D activities are closely integrated with our operational projects. The team focuses on evaluating and implementing new tools and frameworks that can improve development efficiency, optimize system architecture, and support the ongoing enhancement of client solutions.

Name	Title
Mr. Lai Him Leung	Chief Technology Officer of the ChainOn HK	Mr. Leung has eight years of experience in technology development and management. He holds a bachelor of science in computer engineering from the City University of Hong Kong and joined ChainOn HK in July 2025. Mr. Leung oversees the Operating Subsidiary’s technical strategy, sets R&D priorities, monitors project quality, and ensures that technical standards are consistently met. He also coordinates the R&D team’s efforts to align with project objectives and maintains the stability and performance of all technology solutions.

FACILITIES

As of the date of this prospectus, our Operating Entity leases one office properties in Hong Kong for our administrative and operational functions. We do not own any real estate assets. The following table sets forth details of our leased properties:

Location	Term of lease	Usage	Size	Rent
21/F, G.D. Real Estate Tower, No. 143 Connaught Road Central, Hong Kong SAR	June 1, 2025 - May 31, 2027	Office	3508 sq. ft.	US$9,631 per month

We believe our existing facilities are adequate for our current operations. We will continue to evaluate our space requirements as our business grows and may seek additional space if needed.

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INTELLECTUAL PROPERTY

General

As of the date of this prospectus, ChainOn HK owns four registered trademarks and does not have any other registered intellectual property or pending applications.

Trademark	Registration Number	Place of Registration	Trade Mark Text	Class	Date of Registration	Expiry Date
	305836726	Hong Kong	iMeta	42	December 20, 2021	December 19, 2031
	305836735	Hong Kong	C ChainOn Technology (HK) Limited 鏈上雲	42	December 20, 2021	December 19, 2031
	305841261	Hong Kong	MetaU	42	December 23, 2021	December 22, 2031
	306052563	Hong Kong	PETAGON	9, 42	September 5, 2022	September 4, 2032

Domain

Our principal domain name is www.chainontech.com, which we use in connection with our business operations and online presence.

LEGAL PROCEEDINGS

We are not currently a party to any litigation the outcome of which, if determined adversely to us, would individually or in the aggregate be reasonably expected to have a material adverse effect on our business, operating results, cash flows or financial condition.

INSURANCE AND SOCIAL SECURITY MATTERS

As the sole beneficiary, ChainOn Technology (HK) Limited, is insured by Manulife (International) Limited under a Universal Life Key Person Insurance policy (“Manulife Insurance Policy”), with a one-off premium payment of US$211,337.00 starting from December 28, 2021. The Manulife Insurance Policy is designed to safeguard our Operating Subsidiary against potential financial impacts arising from the loss of a key management member, Mr. Wai Lun Lau. On December 6, 2022, ChainOn HK pledged the Manulife Insurance Policy as collateral for the banking facilities totaling HK$1.2 million (approximately US$154,742) under DBS Bank (Hong Kong) Limited.

For our employees, we participate in the statutory labor insurance scheme in accordance with applicable local laws and regulations. Other than labor insurance, we do not maintain additional employee-related insurance coverage, such as medical, life, accident, or supplemental liability insurance.

As of the date of this prospectus, we believe that our existing insurance coverage is consistent with common practice for similarly situated companies in Hong Kong and is adequate for our current operations. To the best of our knowledge, our insurance arrangements do not violate any mandatory requirements under applicable Hong Kong laws and regulations.

EMPLOYEES

We had 8 and 8, 7, 4, and 5 employees as of the date of this prospectus and as of October 31, 2025, April 30, 2025, 2024, and 2023. The following table sets forth a breakdown of our employees by function as of the date of this prospectus:

Management	3
Business Development and Finance	3
Technical Operation	2
Total	8

We compensate our employees with basic salaries as well as performance-based bonuses.  As of the date of this prospectus, none of our employees are represented by any collective bargaining arrangements, and we consider our relations with our employees to be good.

SEASONALITY

Seasonality does not materially affect our business or operating results. Historically, we have experienced fluctuations based on trading volume of our key clients. Our revenue also depends substantially on our clients’ trading volumes, which are influenced by the general trading activities of the market. See “Risk Factor – Risks Relating to Our Business and Industry – We had customer concentration, with a significant portion of our revenues and accounts receivable attributable to a limited number of major customers.”

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REGULATORY ENVIRONMENT AND THE LAWS AND REGULATIONS OF HONG KONG

Hong Kong Regulations

As we conduct business in Hong Kong through our wholly-owned subsidiary ChainOn HK, our business operations are subject to various regulations and rules promulgated by the Hong Kong government. The following is a brief summary of the Hong Kong laws and regulations that currently and materially affect our business. This section does not purport to be a comprehensive summary of all present and proposed regulations and legislation relating to the industries in which we operate.

Hong Kong Laws and Regulations relating to Protection of Personal Data

Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong) (“PDPO”), which came into full effect in Hong Kong on August 1, 1996, aims to protect the privacy of individuals of their personal data. The PDPO imposes a statutory duty on data users to comply with the requirements of the six data protection principles (the “Data Protection Principles”) contained in Schedule 1 to the PDPO. The PDPO provides that a data user shall not do an act, or engage in a practice, that contravenes a Data Protection Principle unless the act or practice, as the case may be, is required or permitted under the PDPO. The six Data Protection Principles are:

●	Principle 1 – purpose and manner of collection of personal data;

●	Principle 2 – accuracy and duration of retention of personal data;

●	Principle 3 – use of personal data;

●	Principle 4 – security of personal data;

●	Principle 5 – information to be generally available; and

●	Principle 6 – access to personal data.

Non-compliance with a Data Protection Principle may lead to a complaint to the Privacy Commissioner for Personal Data (the “Privacy Commissioner”). The Privacy Commissioner may serve an enforcement notice to direct the data user to remedy the contravention. A data user who contravenes an enforcement notice commits an offence which may lead to a fine and imprisonment.

The PDPO also gives data subjects certain rights, inter alia:

●	the right to be informed by a data user whether the data user holds personal data of which the individual is the data subject;

●	if the data user holds such data, to be supplied with a copy of such data; and

●	the right to request correction of any data they consider to be inaccurate.

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The PDPO criminalizes, including but not limited to, the misuse or inappropriate use of personal data in direct marketing activities, non-compliance with a data access request and the unauthorized disclosure of personal data obtained without the relevant data user’s consent.

Hong Kong Laws and Regulations relating to Trade Description

Trade Descriptions Ordinance (Chapter 362 of the Laws of Hong Kong) (“TDO”), which came into full effect in Hong Kong on April 1, 1981, aims to prohibit false or misleading trade description and statements to goods and services provided by traders to the consumers during or after a commercial transaction. Pursuant to the TDO, “trade description” in relation to goods means an indication, direct or indirect, and by whatever means given, of certain matters (including among other things, quantity, method of manufacture, composition, fitness for purpose, availability, compliance with a standard specified or recognized by any person, price, their being of the same kind as goods supplied to a person, price, place or date of manufacture, production, processing or reconditioning, person by whom manufactured, produced, processed or reconditioned etc.), with respect to any goods or parts of the goods; and in relation to services means an indication, direct or indirect, and by whatever means given, of certain matters (including among other things, nature, scope, quantity, fitness for purpose, method and procedures, availability, the person by whom the service is supplied, after-sale service assistance, price etc.). Any person in the course of any trade or business applies a false trade description to any goods and services or supply or offers to supply them commits an offence and a person also commits the same offence if he/she is in possession for sale or for any purpose of trade or manufacture of any goods with a false description. The TDO also provides that traders may commit an offence if they engage in a commercial practice that has a misleading omission of material information of the goods, an aggressive commercial practice, involves bait advertising, bait and switch or wrong acceptance of payment. A trader who fails to comply with the TDO may commit a criminal offence and be liable on conviction to a fine and imprisonment.

Hong Kong Laws and Regulations relating to Supply of Services

Supply of Services (Implied Terms) Ordinance (Chapter 457 of the Laws of Hong Kong) (“SSITO”), which came into full effect in Hong Kong on October 21, 1994, stipulates that in a contract for the supply of service, where the supplier is acting in the course of a business, there is an implied term that the supplier will carry out the service with reasonable care and skill. The SSITO provides that where, under a contract for the supply of a service by a supplier acting in the course of a business, the time for the service to be carried out is not fixed by the contract, is not left to be fixed in a manner agreed by the contract or is not determined by the course of dealing between the parties, there is an implied term that the supplier will carry out the service within a reasonable time. The SSITO also provides that where, under a contract for the supply of a service, the consideration for the service is not determined by the contract, is not left to be determined in a manner agreed by the contract or is not determined by the course of dealing between the parties, there is an implied term that the party contracting with the supplier will pay a reasonable charge. Where a supplier is dealing with a party to a contract for supply of service who deals as a consumer, the supplier cannot, by reference to any contract term, exclude or restrict any liability of his arising under the contract by virtue of the Supply of Services (Implied Terms) Ordinance. Otherwise, where any right, duty or liability would arise under a contract for the supply of a service by virtue of the Supply of Services (Implied Terms) Ordinance, it may (subject to the Control of Exemption Clauses Ordinance) be negative or varied by express agreement, or by the course of dealing between the parties, or by such usage as binds both parties to the contract.

Hong Kong Laws and Regulations relating to Exemption Clauses in a Contract

Control of Exemption Clauses Ordinance (Chapter 71 of the Laws of Hong Kong) (“CECO”), which came into full effect in Hong Kong on December 1, 1990 aims to limit the extent to which civil liability for breach of contract, or for negligence or other breach of duty, can be avoided by means of contract terms. The CECO provides that unless the concerned terms satisfy the test of reasonableness, a person dealing as consumer cannot by reference to any contract term be made to indemnify another person (whether a party to the contract or not) in respect of liability that may be incurred by the other for negligence or breach of contract. The CECO also provides that as between contracting parties where one of them deals as consumer or on the other’s written standard terms of business, as against that party, the other cannot by reference to any contract term (i) when himself in breach of contract, exclude or restrict any liability of his in respect of the breach, or (ii) claim to be entitled to render a contractual performance substantially different from that which was reasonably expected of him, or (iii) claim to be entitled in respect of the whole or any part of his contractual obligation, to render no performance at all, except in so far as the contract term satisfies the requirement of reasonableness.

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Hong Kong Laws and Regulations relating to Intellectual Properties Rights

Trade Marks Ordinance (Chapter 559 of the Laws of Hong Kong) (“TMO”), which came into full effect in Hong Kong on April 4, 2003 provides the framework for the Hong Kong’s system of registration of trademarks and protection of the rights attached to a registered trade mark, including logo and a brand name. The TMO restricts unauthorized use of a sign which is identical or similar to the registered mark for identical and/or similar goods and/or services for which the mark was registered, where such use is likely to cause confusion on the part of the public. The TMO provides that a person may also commit a criminal offence if that person fraudulently uses a trade mark, including selling and importing goods bearing a forged trade mar, or possessing or using equipment for the purpose of forging a trade mark. However, pursuant to section 20 of the TMO, a registered trade mark is not infringed by the use of trade mark in relation to goods which have been put on the market anywhere in the world under that trade mark by the owner or with his consent (whether express or implied or conditional or unconditional), unless the condition of the goods has been changed or impaired after they have been put on the market, and the use of the registered trade mark in relation to those goods is detrimental to the distinctive character or repute of the trade mark.

Patents Ordinance (Chapter 514 of the Laws of Hong Kong), which came into full effect in Hong Kong on June 27, 1997 provides the framework for “re-registration” system of Chinese, UK and European patents in Hong Kong. Pursuant to Patents (Amendment)Ordinance 2016, which came into full effect in Hong Kong on 19 December 2019 provide a new framework for a new patent system - an “original grant patent” system, running in parallel with the “re-registration” system.

Copyright Ordinance (Chapter 528 of the Laws of Hong Kong) (“Copyright Ordinance”), which came into full effect in Hong Kong on July 13, 2001 provides comprehensive protection for recognized categories of literary, dramatic, musical and artistic works, as well as for films, television broadcasts and cable diffusion, and works made available to the public on the internet. Copyright is an automatic right, which arises when a work is created. It is not necessary to register a copyright in Hong Kong in order to get protection under Hong Kong law. In fact, there is no official registry in Hong Kong for registration of copyright works. The Copyright Ordinance restricts certain acts such as copying and/or issuing or making available copies to the public of a copyright work without the authorization from the copyright owner as it may constitute primary infringement. The Copyright Ordinance provides that a person may also incur liability for secondary infringement if that person possesses, sells, distributes or deals with a copy of a work which is, and which he knows or has reason to believe to be, an infringing copy of work for the purposes of or in the course of any trade or business without the consent of the copyright owner. A copyright owner can also take civil legal action against any person who infringes the copyright in the work.

Hong Kong Laws and Regulations relating to Competition

Competition Ordinance (Chapter 619 of the Laws of Hong Kong) (“Competition Ordinance”), which came into full effect in Hong Kong on December 14, 2015 prohibits and deters undertakings in all sectors from adopting anti-competitive conduct which has the object or effect of preventing, restricting or distorting competition in Hong Kong. The key prohibitions include (i) prohibition of businesses from making or giving effect to agreements, engaging in a concerted practice, or making or giving effect to a decision of an association which have the object or effect of preventing, restricting or distorting competition in Hong Kong; and (ii) prohibiting companies with a substantial degree of market power from abusing their power by engaging in conduct that has the object or effect of preventing, restricting or distorting competition in Hong Kong. The penalties for breaches of the Competition Ordinance include, but are not limited to, financial penalties of up to 10% of the turnover of the undertaking concerned in Hong Kong for each year of infringement, up to a maximum of three years in which the contravention occurs that sees the highest, second highest and third highest turnover.

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Hong Kong Laws and Regulations relating to Employment

Pursuant to Employment Ordinance (Chapter 57 of the Laws of Hong Kong) (“EO”), which came into full effect in Hong Kong on September 27, 1968, all employees covered by the EO are entitled to basic protection under the EO including but not limited to payment of wages, restrictions on wages deductions, notice of termination of employment contract, payment in lieu of notice, maternity protection in the case of a pregnant employee, not less than one rest day in every period of seven days, severance payments or long service payments, sickness allowance, paid annual leave of up to 14 days depending on the period of employment and the granting of statutory holidays.

Pursuant to Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong) (“MPFSO”), which came into full effect in Hong Kong on December 1, 2000, every employer must take all practicable steps to ensure that the employee becomes a member of a registered Mandatory Provident Fund (MPF) scheme. An employer who fails to comply with such a requirement may commit a criminal offence and be liable on conviction to a fine and imprisonment. The MPFSO provides that an employer who is employing a relevant employee must, for each contribution period, from the employer’s own funds, contribute to the relevant MPF scheme the amount determined in accordance with the MPFSO. If an employer has complied with such requirement to the satisfaction of the Mandatory Provident Fund Schemes Authority, a certificate will be issued to the employer, certifying that the employer is a participating employer in the specified MPF scheme.

Pursuant to Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong) (“ECO”), which came into full effect in Hong Kong on December 1, 1953, all employers are required to take out insurance policies to cover their liabilities under the ECO and at common law for injuries at work in respect of all of their employees, and an employer who has taken out an insurance policy under the ECO is required to display a prescribed notice of insurance in a conspicuous place on each of its premises where any employee is employed. An employer failing to do so may commit a criminal offence and be liable on conviction to a fine and imprisonment.

Pursuant to Minimum Wage Ordinance (Chapter 608 of the Laws of Hong Kong) (“MWO”), which came into full effect in Hong Kong on May 1, 2011, an employee is entitled to be paid wages no less than the statutory minimum wage at a prescribed hourly rate during the wage period. With effect from 1 May 2025, the statutory minimum hourly wage rate is HK$42.1. Failure to comply with MWO constitutes an offence under EO.

Pursuant to Occupational Safety and Health Ordinance (Chapter 509 of the Laws of Hong Kong), which came into full effect in Hong Kong on 23 May 1997, employers must as far as reasonably practicably ensure the safety and health of their employees at work. An employer who fails to ensure the safety and health of employees at work commits an offence and is liable on conviction to a fine and imprisonment.

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MANAGEMENT

The following table sets forth the names, ages and titles of our directors, executive officers and key employees:

Name	Age	Title
Mr. Lok Him Kelvin Yan	32	Chief Executive Officer and Chairman of the Board of Directors

Mr. Leo Leong	64	Chief Financial Officer and Director

Ms. Ke Yi Audrey Terng	36	Independent Director Nominee and Chairman of the Compensation Committee

Ms. Sau Yuk Lam	62	Independent Director Nominee and Chairman of the Audit Committee

Mr. Hong Cheuk Foster Yim	46	Independent Director Nominee and Chairman of the Nomination Committee

Each independent director nominee will be appointed immediately prior to the effectiveness of the registration statement of which this prospectus forms a part.

Directors and Executive Officers

Mr. Lok Him Kelvin Yan has served as Chief Executive Officer of ChainOn Technology (H.K.) Limited since March 2025 and served as our Group’s Chief Executive Officer since October 2025. Before joining us, Mr. Yan had over ten years of experience in technology companies, with responsibilities spanning technology leadership and recruitment. His recent focus has been on technology, blockchain, and financial services hiring. From August 2024 to March 2025, Mr. Yan served as general manager of OGAME Limited, a Hong Kong local technology and development company. From October 2023 to July 2024, he served as business manager at Hudson Global Resources (Hong Kong) Limited, a recruitment and business consulting company. From May 2022 to September 2023, Mr. Yan served as consultant at Morgan McKinley Limited, a recruitment and business consulting company; and from July 2021 to April 2022, he served as senior recruitment consultant at Bauer Kasier & Co. Limited / PI Business Consulting Limited.

Mr. Leo Leong has served as Chief Financial Officer of ChainOn Technology (H.K.) Limited since April 2025 and served as the Chief Financial Officer of our Group since October 2025. Mr. Leong has over 30 years of regional finance experience in the technology and retail sectors and has served in finance partnership roles across the Asia-Pacific region. From May 2024 to February 2025, Mr. Leong served as finance director of Matrix Research Limited, and from May 2020 to November 2024, chief financial officer of HK Trusty Limited. From December 2020 to May 2024, Mr. Leong served as financial controller of Tricor Group (now Vistra), where he oversaw finance for the corporate trust division. Mr. Leong received a bachelor of economics degree in accounting and economics from the University of Sydney in 1984 and became a fellow of CPA Australia (FCPA) since 1988.

Ms. Ke Yi Audrey Terng will serve as our independent director starting immediately prior to the effectiveness of our registration statement, of which this prospectus forms a part. Ms. Terng has over 14 years of global management experience in product design, research, business operations, and strategy, with a focus on product design and digital marketing. Ms. Terng serves as principal user experience designer at Hanwha Vision America, subsidiary Korea public company Hanwha Corporation (000880.KS) since September 2024,. From June 2022 to September 2024, Ms. Terng was the director of user experience design at Duclo, Inc., where she led the design and development of B2B integrated security software solutions until its acquisition by Hanwha Group. From May 2017 to May 2022, Ms. Terng gained experience at Apple Inc., where she served as senior UX producer and interactive producer through a professional staffing firm. Ms. Terng was an adjunct lecturer in UX Design at the Academy of Art University in San Francisco from September 2018 to May 2019. Ms. Terng received an M.B.A. from the University of Warwick in 2021, an M.F.A. in Interaction and UX/UI Design from the Academy of Art University in 2015, and a B.A. in Broadcast and Electronic Communication Arts from San Francisco State University in 2010, and she is currently pursuing an M.S. in Law at Northwestern University. She is a Project Management Professional (PMP®) certified by the Project Management Institute.

Ms. Sau Yuk Lam will serve as our independent director starting immediately prior to the effectiveness of our registration statement, of which this prospectus forms a part. Ms. Lam has over twenty years of experience in financial control, accounting, and corporate governance. Since 2023, Ms. Lam has served as a financial consultant at Hayson Accounting & Consulting Co. From 2022 to 2023, she served as finance controller at American Tac Company Limited. From 2021 to 2022, she served as financial controller at Defond Electrical Industries Limited. From 2018 to 2021, she was a financial consultant at Hayson Accounting & Consulting Co. From 2009 to 2018, she served as controller, operation finance at Techtronic Industries Co. Ltd. Ms. Lam received her Bachelor of Science degree in Business Administration from California State Polytechnic University in 1989. She pursued further postgraduate studies at The Hong Kong Polytechnic University, where she obtained a Postgraduate Diploma in Corporate Administration in 2001, a Master of Professional Accounting in 2002, a Master of Corporate Governance in 2006, and a Master of Science in China Business in 2015. Ms. Lam is a Certified Public Accountant licensed in the State of Washington since 2003, an Associate Member of the Hong Kong Institute of Company Secretaries and the Institute of Company Secretaries since 2001, an Associate Member of the Hong Kong Institute of Certified Public Accountants since 1998, and a Full Member of the American Institute of Certified Public Accountants since 1997.

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Mr. Froster Yim will serve as our independent director starting immediately prior to the effectiveness of our registration statement, of which this prospectus forms a part. Mr. Yim has practiced as a barrister in Hong Kong since 2011. His practice focuses on advisory work, litigation strategy, and criminal litigation, with recent experience in securities and fintech matters, including crypto-asset related disputes. He has acted as counsel in a number of notable cases before the Hong Kong courts and has been involved in IPO projects for Hong Kong-listed companies. Mr. Yim also serves as a panel arbitrator for the Shenzhen Court of International Arbitration. He received a Postgraduate Certificate in Laws in 2010 and a Juris Doctor in 2009 from the Chinese University of Hong Kong, an M.Sc. in Marketing in 2006 from the Chinese University of Hong Kong, an M.A. in Philosophy in 2003 from the University of Hong Kong, and a B.A. in Translation in 2002 from the Chinese University of Hong Kong. He is currently an independent non-executive director of Yincheng International Holding Co. Ltd. and 1957 & Co. (Hospitality) Limited.

Family Relationships

There is no family relationship among any of our directors or executive officers.

Committees of the Board of Directors

Our board of directors will establish an audit committee, a compensation committee and a nomination committee effective upon the Registration Statement of which this prospectus forms a part becoming effective, each of which will operate pursuant to a charter adopted by our board of directors that will be effective upon the effectiveness of the Registration Statement of which this prospectus is a part. The board of directors may also establish other committees from time to time to assist our Company and the board of directors. Upon the effectiveness of the Registration Statement of which this prospectus is a part, the composition and functioning of all of our committees will comply with all applicable requirements of the Sarbanes-Oxley Act of 2002, the NYSE American or Nasdaq and SEC rules and regulations. Upon our listing on the NYSE American or Nasdaq, each committee’s charter will be available on our website at www.chainontech.com. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider it to be part of this prospectus.

Audit committee

Ms. Ke Yi Audrey Terng, Ms. Sau Yuk Lam and Mr. Hong Cheuk Foster Yim will serve on the audit committee, which will be chaired by Ms. Sau Yuk Lam. Our board of directors has determined that each is “independent” for audit committee purposes as that term is defined by the rules of the SEC and the NYSE American or Nasdaq. Our board of directors has designated Ms. Sau Yuk Lam as an “audit committee financial expert,” as defined under the applicable rules of the SEC. The audit committee’s responsibilities include:

●	appointing, approving the compensation of, and assessing the independence of our independent registered public accounting firm;

●	pre-approving auditing and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;

●	reviewing the overall audit plan with our independent registered public accounting firm and members of management responsible for preparing our financial statements;

●	reviewing and discussing with management and our independent registered public accounting firm our annual and quarterly financial statements and related disclosures as well as critical accounting policies and practices used by us;

●	coordinating the oversight and reviewing the adequacy of our internal controls over financial reporting;

●	establishing policies and procedures for the receipt and retention of accounting-related complaints and concerns; recommending, based upon the audit committee’s review and discussions with management and our independent registered public accounting firm, whether our audited financial statements shall be included in our Annual Report on Form 20-F;

●	monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters;

●	reviewing all related person transactions for potential conflict of interest situations and approving all such transactions; and

●	reviewing earnings releases.

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Compensation committee

Ms. Ke Yi Audrey Terng, Ms. Sau Yuk Lam and Mr. Hong Cheuk Foster Yim will serve on the compensation committee, which will be chaired by Ms. Ke Yi Audrey Terng. The compensation committee’s responsibilities include:

●	evaluating the performance of our chief executive officer in light of our company’s corporate goals and objectives and based on such evaluation: (i) recommending to the board of directors the cash compensation of our chief executive officer, and (ii) reviewing and approving grants and awards to our chief executive officer under equity-based plans;

●	reviewing and recommending to the board of directors the cash compensation of our other executive officers;

●	reviewing and establishing our overall management compensation, philosophy and policy;

●	overseeing and administering our compensation and similar plans;

●	reviewing and approving the retention or termination of any consulting firm or outside advisor to assist in the evaluation of compensation matters and evaluating and assessing potential and current compensation advisors in accordance with the independence standards identified in the applicable the NYSE American or Nasdaq rules;

●	retaining and approving the compensation of any compensation advisors;

●	reviewing and approving our policies and procedures for the grant of equity-based awards;

●	reviewing and recommending to the board of directors the compensation of our directors; and

●	preparing the compensation committee report required by SEC rules, if and when required.

Nomination committee

Ms. Ke Yi Audrey Terng, Ms. Sau Yuk Lam and Mr. Hong Cheuk Foster Yim and will serve on the nomination committee, which will be chaired by Mr. Hong Cheuk Foster Yim Our board of directors has determined that each member of the nomination committee is “independent” as defined in the applicable the NYSE American or Nasdaq rules. The nomination committee’s responsibilities include:

●	developing and recommending to the board of directors criteria for board and committee membership;

●	establishing procedures for identifying and evaluating director candidates, including nominees recommended by stockholders; and

●	reviewing the composition of the board of directors to maintain that it is composed of members containing the appropriate skills and expertise to advise us.

While we do not have a formal policy regarding board diversity, our nomination committee and board of directors will consider a broad range of factors relating to the qualifications and background of nominees, which may include diversity (including, but not limited to race, gender or national origin). Our nomination committee’s and board of directors’ priority in selecting board members is identification of persons who will further the interests of our shareholders through their established record of professional accomplishment, the ability to contribute positively to the collaborative culture among board members, knowledge of our business, understanding of the competitive landscape and professional and personal experience and expertise relevant to our growth strategy.

Controlled Company

We expect to continue to be a controlled company within the meaning of the NYSE American Company Guide or Nasdaq Listing Rule, and as a result, we expect to qualify for and intend to continue to rely on exemptions from certain corporate governance requirements.

Public Companies that qualify as a “Controlled Company” with securities listed on the NYSE American or Nasdaq must comply with the exchange’s continued listing standards to maintain their listings. NYSE American or Nasdaq has adopted qualitative listing standards. Companies that do not comply with these corporate governance requirements may lose their listing status. Under NYSE American LLC Company Guide or Nasdaq Listing Rules, a “controlled company” is a company with more than 50% of its voting power held by a single person, entity or group. Under NYSE American or Nasdaq rules, a controlled company is exempt from certain corporate governance requirements, including:

●	An exemption from the rule that a majority of our Board must be independent directors;
●	An exemption from the rule that the compensation of our chief executive officer must be determined or recommended solely by independent directors; and
●	An exemption from the rule that our director nominees must be selected or recommended solely by independent directors.

Controlled companies must still comply with the exchange’s other corporate governance standards. These include having an audit committee and the special meetings of independent or non-management directors.

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Upon the completion of this offering, Invincible Legend Limited will beneficially own [*] of our total issued and outstanding Class A Ordinary Shares (assuming the Over-Allotment Option is not exercised). In addition, Invincible Legend Limited, will also beneficially own [*] Class B Ordinary Shares, representing 100% of the total issued Class B Ordinary Shares, representing [*]% of the total voting power. As a result, we will be a “controlled company” as defined under the NYSE American Company Guide and Nasdaq Listing Rule, because our controlling shareholder will hold more than 50% of the voting power for the election of directors. As a “controlled company,” we are permitted to elect not to comply with certain corporate governance requirements. The exemption we intend to rely on is that a majority of our Board need not be independent directors As a result, you may not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

Foreign Private Issuer Status

We are a “foreign private issuer,” as defined by the SEC. As a result, in accordance with the rules and regulations of NYSE American or Nasdaq, we may choose to comply with home country governance requirements and certain exemptions thereunder rather than complying with NYSE American or Nasdaq corporate governance standards. We may choose to take advantage of the following exemptions afforded to foreign private issuers:

●	Exemption from filing quarterly reports on Form 10-Q, from filing proxy solicitation materials on Schedule 14A or 14C in connection with annual or special meetings of shareholders, from providing current reports on Form 8-K disclosing significant events within four days of their occurrence, and from the disclosure requirements of Regulation FD.
●	Exemption from NYSE American or Nasdaq rules applicable to domestic issuers requiring disclosure within four business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers. Although we will require board approval of any such waiver, we may choose not to disclose the waiver in the manner set forth in NYSE American or Nasdaq rules, as permitted by the foreign private issuer exemption.
●	Exemption from the requirement that our Board have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.
●	Exemption from the requirements that director nominees are selected, or recommended for selection by our Board, either by (1) independent directors constituting a majority of our Board’ independent directors in a vote in which only independent directors participate, or (2) a committee comprised solely of independent directors, and that a formal written charter or board resolution, as applicable, addressing the nominations process is adopted.

If we rely on our home country corporate governance practices in lieu of certain of the rules of NYSE American or Nasdaq, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of NYSE American or Nasdaq. If we choose to do so, we may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.

Although we are permitted to follow certain corporate governance rules that conform to Cayman Islands requirements in lieu of many of NYSE American or Nasdaq corporate governance rules, we intend to comply with NYSE American or Nasdaq corporate governance rules applicable to foreign private issuers.

Code of Conduct and Code of Ethics

Prior to the effectiveness of the Registration Statement of which this prospectus is a part, we intend to adopt a written code of business conduct and ethics that applies to our directors, officers and employees, including our chief executive officer, chief financial officer, principal accounting officer or controller or persons performing similar functions. Following the effectiveness of the Registration Statement of which this prospectus is a part, a current copy of this code will be posted on the Corporate Governance section of our website, which is located at www.chainontech.com. The information on our website is deemed not to be incorporated in this prospectus or to be a part of this prospectus. We intend to disclose any amendments to the code of ethics, and any waivers of the code of ethics or the code of conduct for our directors, executive officers and senior finance executives, on our website to the extent required by applicable U.S. federal securities laws and NYSE American or Nasdaq corporate governance rules.

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Compensation of Directors, Executive Officers and Key Employees

For the six months ended October 31, 2025, we paid an aggregate of approximately US$139,940, in cash to our directors and officers as a group. For the years ended April 30, 2025 and 2024, we paid an aggregate of approximately US$25,876 and nil respectively, in cash to our directors and officers as a group.

Independent Directors’ Agreements

Each of our Independent Director Nominees will enter into a director’s agreement with the Company effective upon the effectiveness of the Registration Statement. The terms and conditions of the directors’ agreements are similar in all material aspects. Each independent director’s agreement is for an initial term of one year and will continue until the director’s successor is duly elected and qualified. Each director will be up for re-election each year at the annual shareholders’ meeting and, upon re-election, the terms and provisions of his or her director’s agreement will remain in full force and effect. Any director’s agreement may be terminated for any or no reason by the director or at a meeting called expressly for that purpose by a vote of the shareholders holding more than 50% of the Company’s issued and outstanding Ordinary Shares entitled to vote.

Under the independent directors’ agreements, the initial annual director fees that will be payable to our independent directors are $15,000. Such director fees are payable in cash on a monthly basis.

Other than as disclosed above, none of our directors has entered into a service agreement with our Company or any of our subsidiaries that provides for benefits upon termination of employment.

Employment Agreements

We have entered into employment agreements with Mr. Lok Him Kelvin Yan and Mr. Leo Leong, which were effective from October 24, 2025.

Indemnification Agreements

We intend to enter into indemnification agreements with each of our directors and executive officers, to be effective upon the Registration Statement of which this prospectus forms a part becoming effective. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our Company.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

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PRINCIPAL SHAREHOLDERS

The following table sets forth information regarding beneficial ownership of our capital stock as of the date of this prospectus by:

●	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our shares;

●	each of our named executive officers;

●	each of our directors and independent directors; and

●	all of our current executive officers, directors and independent directors as a group.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Class A Ordinary Shares and Class B Ordinary Shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person prior to this offering is based on 24,000,000 Class A Ordinary Shares and 6,000,000 Class B Ordinary Shares outstanding as of the date of this prospectus immediately prior to the effectiveness of the registration statement of which this prospectus is a part. Percentage of beneficial ownership of each listed person after this offering is based on [*] Class A Ordinary Shares and [*] Class B Ordinary Shares outstanding immediately after the completion of this offering, assuming no exercise of over-allotment option.

The information presented below regarding beneficial ownership of our voting securities has been presented in accordance with the rules of the SEC and is not necessarily indicative of ownership for any other purpose. Under these rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares the power to vote or direct the voting of the security or the power to dispose or direct the disposition of the security. A person is deemed to own beneficially any security as to which such person has the right to acquire sole or shared voting or investment power within sixty (60) days through the conversion or exercise of any convertible security, warrant, option or other right. More than one (1) person may be deemed to be a beneficial owner of the same securities. The percentage of beneficial ownership by any person as of a particular date is calculated by dividing the number of shares beneficially owned by such person, which includes the number of shares as to which such person has the right to acquire voting or investment power within sixty (60) days, by the sum of the number of shares outstanding as of such date, plus the number of shares as to which such person has the right to acquire voting or investment power within sixty (60) days. Consequently, the denominator used for calculating such percentage may be different for each beneficial owner. Except as otherwise indicated below and under applicable community property laws, we believe that the beneficial owners of our shares listed below have sole voting and investment power with respect to the shares shown.

Unless otherwise noted below, the address of each person and entity listed on the table is 21/F, G.D. Real Estate Tower, No. 143 Connaught Road Central, Hong Kong SAR, Hong Kong.

	Ordinary Shares beneficially owned prior to this offering(1)				Ordinary Shares beneficially owned after this offering(1)
	Class A Ordinary Shares	Class B Ordinary Shares	Percentage of beneficial ownership (of total Class A and Class B Ordinary Shares)	Percentage of total voting power prior to this offering	Class A Ordinary Shares	Class B Ordinary Shares	Percentage of beneficial ownership (of total Class A and Class B Ordinary Shares)	Percentage of total voting power after this offering†
Directors and Executive Officers*
Mr. Lok Him Kelvin Yan	0	0	0%	0%	0	0	0%	0%
Mr. Leo Leong	0	0	0%	0%	0	0	0%	0%
Independent Directors
Ms. Ke Yi Audrey Terng	0	0	0%	0%	0	0	0%	0%
Ms. Sau Yuk Lam	0	0	0%	0%	0	0	0%	0%
Mr. Hong Cheuk Foster Yim	0	0	0%	0%	0	0	0%	0%
All Directors, Executive Officers and independent directors as a Group	0	0	0%	0%	0	0	0%	0%
Principal Shareholders:
Invincible Legend Limited(2)	17,280,000	6,000,000	100%	100%	[*]	[*]	[*] %	[*] %

(1)	The number of our Class A Ordinary Shares to be outstanding after this Offering is based on [*] Class A Ordinary Shares outstanding as of the date of this prospectus and assumes the Over-Allotment Option is not exercised.
(2)	Represents 6,000,000 Class B Ordinary Shares and 17,280,000 Class A Ordinary Shares held by Invincible Legend Limited, a BVI company, which is 100% owned by Mr. Wai Lun Lau. with the business address of Ritter House, Wickhams Cay II, PO Box 3170, Road Town, Tortola VG1110, British Virgin Islands.

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RELATED PARTY TRANSACTIONS

Before the completion of this offering, we intend to adopt an audit committee charter, which will require the committee to review all related-party transactions on an ongoing basis and all such transactions be approved by the audit committee.

Set forth below are the related party transactions of the Company that occurred during the past two fiscal years and up to the date of this prospectus.

a. Nature of relationships with related parties

Name	Relationship with the Company
Mr. Wai Lun Lau	Ultimate shareholder and director of the Company since Mr. Wai Lun Lau is sole shareholder of Invincible Legend Limited, which is a controlling party of the Company.
Ms. Ho Yin Chan	Member of the immediate family of Mr. Wai Lun Lau, who is the ultimate shareholder and director of the Company.
Winstontech Limited

Under the significant influence of Ms. Ho Yin Chan, a member of the immediate family of Mr. Wai Lun Lau, the ultimate shareholder and director of the Company. Ms. Chan was the sole shareholder of Winstontech Limited.

Ms. Chan ceased to be the sole shareholder of Winstontech Limited with effect from March 25, 2025. Consequently, Winstontech Limited is no longer considered a related party of the Company as of that date.

b. Transactions with related parties

			For the Six Months Ended		From November 1, 2025 to the
			October 31,		date of this
Name		Nature	2025 (Unaudited)	2024 (Unaudited)	Prospectus (Unaudited)
Winstontech Limited	(1)	Project development service income	$-	$34,808	$-
	(2)	Interest income from loan receivables	$-	$1,341	$-

(1)	For the six months ended October 31, 2024, the amounts represented project development service income earned from Winstontech Limited.

(2)	For the six months ended October 31, 2024, the amounts represented interest income earned from loan receivable with Winstontech Limited.

			For the Years Ended
			April 30,
Name		Nature	2025 (Audited)	2024 (Audited)
Winstontech Limited	(1)	Project development service income	$34,858	$245,095
	(2)	Advisory and support service income	77,051	-
	(3)	Sundry income	-	17,619
	(4)	Interest income from loan receivables	$6,629	$-

(1)	For the years ended April 30, 2025 and 2024, the amounts represented project development service income earned from Winstontech Limited.

(2)	For the year ended April 30, 2025, the amounts represented advisory and support service income earned from Winstontech Limited.

(3)	For the year ended April 30, 2024, the amounts represented training fee income earned from Winstontech Limited. Training fee income was not part of the principal activities of the Company and, therefore, was recognized as sundry income for that year.

(4)	For the year ended April 30, 2024, the amounts represented interest income earned from loan receivable with Winstontech Limited.

c. Balance with related parties

			As of April 30,		As of October 31,	As of the date of this
Name		Nature	2025 (Audited)	2024 (Audited)	2025 (Unaudited)	prospectus (Unaudited)
Winstontech Limited	(1)	Accounts receivable	$-	$25,380	$-	$-

(1)	As of April 30, 2024, the balance represented project development service income receivables from Winstontech Limited. The balance has been fully settled subsequently.

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DESCRIPTION OF SHARE CAPITAL

We are an exempted company with limited liability incorporated under the laws of the Cayman Islands and our affairs are governed by our Memorandum and Articles, as amended from time to time, the Companies Act and the common law of the Cayman Islands.

The share capital of our Company consists of Ordinary Shares. As of the date hereof, our authorized share capital is US$50,000 divided into (i) 100,000,000 Class A Ordinary Shares of par value of US$0.0004 each, and (ii) 25,000,000 Class B Ordinary Shares of par value US$0.0004 each. As of the date of this prospectus, 24,000,000 Class A Ordinary Shares and 6,000,000 Class B Ordinary Shares were issued and outstanding. We will issue [*] Class A Ordinary Shares in this Offering.

The following are summaries of material provisions of our Memorandum and Articles and the Companies Act insofar as they relate to the material terms of our Ordinary Shares.

Our Memorandum and Articles

Objects of our Company. Under our Memorandum and Articles, the objects of our Company are unrestricted and we have the full power and authority to carry out any object not prohibited by the laws of the Cayman Islands.

Ordinary Shares. Upon the completion of this Offering, our authorized share capital is US$50,000 divided into (i) 100,000,000 Class A Ordinary Shares of par value of US$0.0004 each, and (ii) 25,000,000 Class B Ordinary Shares of par value US$0.0004 each. All of our outstanding Ordinary Shares are fully paid and non-assessable. Certificates representing the Ordinary Shares are issued in registered form and are issued when registered in our register of members. We may not issue shares to the bearer.

Conversion. Each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time at the option of the holder thereof; however Class A Ordinary Shares cannot be converted into Class B Ordinary Shares under any circumstances.

Dividends. The holders of our Ordinary Shares are entitled to such dividends as may be declared by our board of directors out of our funds which are lawfully available for that purpose. In addition, our Shareholders may declare dividends by ordinary resolution, but no dividend shall exceed the amount recommended by our directors. Under the laws of the Cayman Islands, our Company may pay a dividend out of either profit or the credit standing in our Company’s share premium account, provided that in no circumstances may a dividend be paid if this would result in our Company being unable to pay its debts as they fall due in the ordinary course of business immediately following the date on which the distribution or dividend is paid.

Voting Rights. Holders of Class A Ordinary Shares and Class B Ordinary Shares shall, at all times, vote together as one class on all matters submitted to a vote by the members at any general meeting of our Company.

Holders of our Ordinary Shares may vote on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Subject to any rights or restrictions as to voting attached to any shares, on a poll every shareholder present in person or by proxy (or, if a corporation or other non-natural person, by its duly authorized representative or proxy) shall have one (1) vote for each Class A Ordinary Share and twenty (20) votes for each Class B Ordinary Share of which he or the person represented by proxy is the holder.

Voting at any meeting of shareholders is by a poll. A poll shall be taken in such manner as the chairman of the meeting directs. He may appoint scrutineers (who need not be shareholders) and fix a place and time for declaring the result of the poll. If, through the aid of technology, the meeting is held as a virtual meeting or in more than one place, the chairman may appoint scrutineers virtually and in more than one place; but if he considers that the poll cannot be effectively monitored at that meeting, the chairman shall adjourn the holding of the poll to a date, place and time when that can occur.

Any ordinary resolution is a resolution passed by a simple majority of the votes by the shareholders as, being entitled to do so, vote in person or by proxy at a general meeting of our Company and includes a written resolution signed by the required majority of shareholders according to the Memorandum and Articles. Any special resolution is a resolution of a general meeting or a resolution of a meeting of the holders of any class of Ordinary Shares in a class meeting duly constituted in accordance with the Memorandum and Articles in each case passed by a majority of not less than two-thirds of the votes by the shareholders as being entitled to do so vote in person or by proxy at that meeting. The expression includes a unanimous written resolution signed by all of the shareholders entitled to vote at such meeting.

A special resolution will be required for important matters such as amending our memorandum and articles of association or changing the name of our Company.

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There are no limitations on non-residents or foreign shareholders to hold or exercise voting rights on the Ordinary Shares imposed by foreign law or by the Memorandum and Articles or other constituent document of our company. However, no person will be entitled to vote at any general meeting or at any separate meeting of the holders of the Ordinary Shares unless the person is registered as of the record date for such meeting and unless all calls or other sums presently payable by the person in respect of Ordinary Shares in our Company have been paid.

General Meetings of Shareholders. As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our Memorandum and Articles provide that we may (but are not obliged to, unless required by the NYSE American LLC Company Guide or Nasdaq Listing Rules), in each year hold a general meeting as an annual general meeting, which, if held, shall be convened by the board of directors, in accordance with the Memorandum and Articles. Each general meeting, other than an annual general meeting, shall be an extraordinary general meeting.

Advance notice of at least five clear days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our Shareholders. A quorum required for a meeting of shareholders consists of at least one holder of Ordinary Shares holding not less than an aggregate of one-third of the outstanding Ordinary Shares carrying the right to vote at such general meeting.

A majority of our directors may call general meetings and they shall on a shareholders’ requisition forthwith proceed to convene an extraordinary general meeting of our Company. A shareholders’ requisition is a request of one or more shareholders holding as at the date of deposit of the request in aggregate not less than ten percent of the rights to vote at such general meeting. The requisition must state the objects of the meeting and must be signed by or on behalf of each requisitioner and delivered in accordance with the notice provisions of our Memorandum and Articles. If our directors do not within 21 clear days from the receipt of the requisition duly proceed to convene a general meeting, the requisitioners, or any of them may themselves convene a general meeting, but any meeting so convened must be called no later than three months after the expiration of the said 21 clear day period.

Winding Up; Liquidation. If we are wound up the shareholders may, subject to the Memorandum and Articles and any other sanction required by the Companies Act, pass a special resolution allowing the liquidator to do either or both of the following:

(a)	to divide in specie among the shareholders the whole or any part of the assets of our Company and, for that purpose, to value any assets and to determine how the division shall be carried out as between the shareholders or different classes of shareholders; and/or
(b)	to vest the whole or any part of the assets in trustees for the benefit of shareholders and those liable to contribute to the winding up.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares. Subject to the terms of the allotment, our directors may from time to time make calls upon our shareholders in respect of any moneys unpaid on their shares in a notice served to such shareholders at least 14 clear days in advance specifying the time and place for payment. Any Ordinary Shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares. Subject to the terms of the Companies Act and to any rights for the time being conferred on the shareholders holding a particular class of shares, we may by our directors: (i) issue shares that are to be redeemed or liable to be redeemed, at the option of us or the shareholders holding those redeemable shares, on the terms and in the manner our directors determine before the issue of those shares; (ii) with the consent by special resolution of the shareholders holding shares of a particular class, vary the rights attaching to that class of shares so as to provide that those shares are to be redeemed or are liable to be redeemed at the option of us on the terms and in the manner which the directors determine at the time of such variation; and (iii) purchase all or any of our own shares of any class including any redeemable shares on the terms and in the manner which the directors determine at the time of such purchase. Under the Companies Act, the redemption or repurchase of any share may be paid out of our Company’s profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our Company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares issued and outstanding or (c) if our Company has commenced liquidation. In addition, our Company may accept the surrender of any fully paid share for no consideration.

Transfer of Ordinary Shares.

Provided that such transfer complies with applicable NYSE American LLC Company Guide or Nasdaq Listing Rules, our shareholders may freely transfer shares to another person by completing an instrument of transfer in a common form or in a form prescribed by the NYSE American LLC Company Guide or Nasdaq Listing Rules or in any other form approved by our directors, executed where the shares are fully paid, by or on behalf of that shareholder; and where the shares are partly paid, by or on behalf of that shareholder and the transferee.

Where the shares of any class in question are not listed on any stock exchange or subject to the rules of any stock exchange, our directors may in their absolute discretion decline to register any transfer of such shares which are not fully paid up or on which our Company has a lien.

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Our board of directors may also decline to register any transfer of any share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

●	the instrument of transfer is in respect of only one class of shares;

●	the instrument of transfer is properly stamped, if required;

●	the shares transferred are fully paid up and free of any lien in favor of our Company;

●	in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four; and

●	a fee of such maximum sum as the NYSE American or Nasdaq may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within one month after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required of NYSE American LLC Company Guide or Nasdaq Listing Rules and on 14 clear days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine; provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 clear days in any year.

Variations of Rights of Shares. If at any time our share capital is divided into different classes of shares, unless the terms on which a class of shares was issued state otherwise, the rights attached to any such class may only be varied with: (a) the consent in writing of the holders of two-thirds of the issued shares of that class or (b) with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation, allotment or issue of further shares ranking pari passu with them.

Inspection of Books and Records. Holders of our Ordinary Shares have no general right under our Memorandum and Articles to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find More Information.”

Issuance of Additional Shares. Our Memorandum and Articles authorize our Board of Directors to issue additional Ordinary Shares from time to time as our Board of Directors shall determine, to the extent of available authorized but unissued shares.

Issuance of additional Ordinary Shares may dilute the voting power of holders of Ordinary Shares.

Anti-Takeover Provisions. Some provisions of our Memorandum and Articles may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable. Our authorized, but unissued Ordinary Shares are available for future issuance without shareholders’ approval and could be utilized for a variety of corporate purposes, including future offerings to raise addition capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved Ordinary Shares could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Exempted Company. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;

●	is not required to open its register of members for inspection;

●	does not have to hold an annual general meeting;

●	may not issue negotiable or bearer shares, but may issue shares with no par value;

●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as a limited duration company; and

●	may register as a segregated portfolio company.

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“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company.

Nomination and Removal of Directors and Filling Vacancies on Board. At any time or from time to time, the Board shall have the power to appoint any person as a Director either to fill a casual vacancy on the Board or as an additional Director to the existing Board subject to any maximum number of Directors, if any, as may be determined by the members in general meeting.

Each Director shall hold office for the term, if any, fixed by the terms of his appointment or until his office is vacated pursuant to the Memorandum and Articles.

A Director is not required to hold any shares in our Company by way of qualification nor is there any specified upper or lower age limit for Directors either for accession to or retirement from the Board.

A Director may be removed by an ordinary resolution of our company before the expiration of his term of office (if any).

The office of a Director shall be vacated if he:

(i)	is prohibited by the law of the Cayman Islands from acting as a director; or

(ii)	is made bankrupt or makes an arrangement or composition with his creditors generally; or

(iii)	resigns his office by notice to our Company; or

(iv)	only held office as a director for a fixed term and such term expires; or

(v)	in the opinion of a registered medical practitioner by whom he is being treated he becomes physically or mentally incapable of acting as a director; or

(vi)	is given notice by the majority of the other directors (not being less than two in number) to vacate office (without prejudice to any claim for damages for breach of any agreement relating to the provision of the services of such director); or

(vii)	is made subject to any law relating to mental health or incompetence, whether by court order or otherwise; or

(viii)	without the consent of the other directors, he is absent from meetings of directors for a continuous period of six months.

From time to time the Board may appoint one or more of its body to be managing director, joint managing director or deputy managing director or to hold any other employment or executive office with the company for such period and upon such terms as the Board may determine, and the Board may revoke or terminate any of such appointments. The Board may also delegate any of its powers to committees consisting of such Director(s) or other person(s) as the Board thinks fit, so long as the majority of those persons are Directors, and from time to time it may also revoke such delegation or revoke the appointment of and discharge any such committees either wholly or in part, and either as to persons or purposes, but every committee so formed shall, in the exercise of the powers so delegated, conform to any regulations that may from time to time be imposed upon it by the Board.

Anti-Money Laundering — Cayman Islands

If any person resident in the Cayman Islands knows or suspects or has reasonable grounds for knowing or suspecting that another person is engaged in criminal conduct or is involved with terrorism or terrorist property and the information for that knowledge or suspicion came to their attention in the course of their business in the regulated sector, or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (i) a nominated officer (appointed in accordance with the Proceeds of Crime Act (Revised) of the Cayman Islands) or the Financial Reporting Authority of the Cayman Islands, pursuant to the Proceeds of Crime Act (Revised), if the disclosure relates to criminal conduct or money laundering or (ii) to the Financial Reporting Authority or a police constable or a nominated officer (pursuant to the Terrorism Act (Revised) of the Cayman Islands) or the Financial Reporting Authority, pursuant to the Terrorism Act (Revised), if the disclosure relates to involvement with terrorism or terrorist financing and terrorist property. Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

By subscribing for shares, the subscriber consents to the disclosure of any information about them to regulators and others upon request in connection with money laundering and similar matters both in the Cayman Islands and in other jurisdictions.

In order to comply with legislation or regulations aimed at the prevention of money laundering, we are required to adopt and maintain anti-money laundering procedures, and may require subscribers to provide evidence to verify their identity and source of funds. Where permitted, and subject to certain conditions, we may also delegate the maintenance of our anti-money laundering procedures (including the acquisition of due diligence information) to a suitable person.

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We reserve the right to request such information as is necessary to verify the identity of a subscriber. In some cases the directors may be satisfied that no further information is required since an exemption applies under the Anti-Money Laundering Regulations (Revised) of the Cayman Islands, as amended and revised from time to time (the “Regulations”) or any other applicable law. Depending on the circumstances of each application, a detailed verification of identity might not be required where:

(a)	the subscriber makes the payment for their investment from an account held in the subscriber’s name at a recognized financial institution; or

(b)	the subscriber is regulated by a recognized regulatory authority and is based or incorporated in, or formed under the law of, a recognized jurisdiction; or

(c)	the application is made through an intermediary which is regulated by a recognized regulatory authority and is based in or incorporated in, or formed under the law of a recognized jurisdiction and an assurance is provided in relation to the procedures undertaken on the underlying investors.

For the purposes of these exceptions, recognition of a financial institution, regulatory authority or jurisdiction will be determined in accordance with the Regulations by reference to those jurisdictions recognized by the Cayman Islands Monetary Authority as having equivalent anti-money laundering regulations.

In the event of delay or failure on the part of the subscriber in producing any information required for verification purposes, we may refuse to accept the application, in which case any funds received will be returned without interest to the account from which they were originally debited.

We also reserve the right to refuse to make any payment to a shareholder if our Directors or officers suspect or are advised that the payment to such shareholder might result in a breach of applicable anti-money laundering or other laws or regulations by any person in any relevant jurisdiction, or if such refusal is considered necessary or appropriate to ensure our compliance with any such laws or regulations in any applicable jurisdiction.

If any person in the Cayman Islands knows or suspects or has reasonable grounds for knowing or suspecting that another person is engaged in criminal conduct or money laundering or is involved with terrorism or terrorist financing and property and the information for that knowledge or suspicion came to their attention in the course of business in the regulated sector, or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (i) the Financial Reporting Authority (“FRA”) of the Cayman Islands, pursuant to the Proceeds of Crime Act (Revised) of the Cayman Islands if the disclosure relates to criminal conduct or money laundering, or (ii) a police officer of the rank of constable or higher, or the FRA, pursuant to the Terrorism Act (Revised) of the Cayman Islands, if the disclosure relates to involvement with terrorism or terrorist financing and property. Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

Data Protection in the Cayman Islands — Privacy Notice

This privacy notice explains the manner in which the Company collects, processes and maintains personal data about investors of the company pursuant to the Data Protection Act (Revised) of the Cayman Islands, as amended from time to time and any regulations, codes of practice or orders promulgated pursuant thereto (“DPA”).

The Company is committed to processing personal data in accordance with the DPA. In its use of personal data, the Company will be characterized under the DPA as a “data controller”, while certain of the Company’s service providers, affiliates and delegates may act as “data processors” under the DPA. These service providers may process personal information for their own lawful purposes in connection with services provided to the Company.

This privacy notice puts our shareholders on notice that, by virtue of making an investment in the company, the Company and certain of the Company’s service providers may collect, record, store, transfer and otherwise process personal data by which individuals may be directly or indirectly identified.

Your personal data will be processed fairly and for lawful purposes, including (a) where the processing is necessary for the Company to perform a contract to which you are a party or for taking pre-contractual steps at your request (b) where the processing is necessary for compliance with any legal, tax or regulatory obligation to which the Company is subject or (c) where the processing is for the purposes of legitimate interests pursued by the Company or by a service provider to whom the data are disclosed. As a data controller, we will only use your personal data for the purposes for which we collected it. If we need to use your personal data for an unrelated purpose, we will contact you.

We anticipate that we will share your personal data with the Company’s service providers for the purposes set out in this privacy notice. We may also share relevant personal data where it is lawful to do so and necessary to comply with our contractual obligations or your instructions or where it is necessary or desirable to do so in connection with any regulatory reporting obligations. In exceptional circumstances, we will share your personal data with regulatory, prosecuting and other governmental agencies or departments, and parties to litigation (whether pending or threatened), in any country or territory including to any other person where we have a public or legal duty to do so (e.g. to assist with detecting and preventing fraud, tax evasion and financial crime or compliance with a court order).

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Your personal data shall not be held by the Company for longer than necessary with regard to the purposes of the data processing.

We will not sell your personal data. Any transfer of personal data outside of the Cayman Islands shall be in accordance with the requirements of the DPA. Where necessary, we will ensure that separate and appropriate legal agreements are put in place with the recipient of that data.

The Company will only transfer personal data in accordance with the requirements of the DPA, and will apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of the personal data and against the accidental loss, destruction or damage to the personal data.

If you are a natural person, this will affect you directly. If you are a corporate investor (including, for these purposes, legal arrangements such as trusts or exempted limited partnerships) that provides us with personal data on individuals connected to you for any reason in relation to your investment into the Company, this will be relevant for those individuals and you should inform such individuals of the content.

You have certain rights under the DPA, including (a) the right to be informed as to how we collect and use your personal data (and this privacy notice fulfills the Company’s obligation in this respect); (b) the right to obtain a copy of your personal data; (c) the right to require us to stop direct marketing; (d) the right to have inaccurate or incomplete personal data corrected; (e) the right to withdraw your consent and require us to stop processing or restrict the processing, or not begin the processing of your personal data; (f) the right to be notified of a data breach (unless the breach is unlikely to be prejudicial); (g) the right to obtain information as to any countries or territories outside the Cayman Islands to which we, whether directly or indirectly, transfer, intend to transfer or wish to transfer your personal data, general measures we take to ensure the security of personal data and any information available to us as to the source of your personal data; (h) the right to complain to the Office of the Ombudsman of the Cayman Islands; and (i) the right to require us to delete your personal data in some limited circumstances.

If you consider that your personal data has not been handled correctly, or you are not satisfied with the Company’s responses to any requests you have made regarding the use of your personal data, you have the right to complain to the Cayman Islands’ Ombudsman. The Ombudsman can be contacted by accessing their website here: ombudsman.ky.

Differences in Corporate Law

The Companies Act is modeled, to a large extent, after the older Companies Acts of England but does not follow recent English statutory enactments and, accordingly, there are significant differences between the Companies Act and the current Companies Act of England. In addition, the Companies Act differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of some of the significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the State of Delaware.

Mergers and Similar Arrangements. The Companies Act permits merger and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies provided that the laws of the foreign jurisdiction permit such merger or consolidation. For these purposes, a “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company.

In order to effect a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by a special resolution of the shareholders of each constituent company, and such other authorization, if any, as may be specified in such constituent company’s articles of association. A merger between a Cayman Islands parent company and its Cayman Islands subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman Islands subsidiary if a copy of the plan of merger is given to every member of that Cayman Islands subsidiary to be merged unless that member agrees otherwise. For this purpose, a subsidiary is a company of which at least ninety percent (90%) of the issued shares entitled to vote are owned by the parent company.

The plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger and consolidation will be published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares if they follow the required procedures under the Companies Act subject to certain exceptions. The fair value of the shares will be determined by the Cayman Islands court if it cannot be agreed among the parties. Court approval is not required for a merger or consolidation effected in compliance with these statutory procedures. The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

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Save in certain limited circumstances, a shareholder of a Cayman Islands constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his or her shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provided the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by seventy-five per cent in value of the members or class of members or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

●	the statutory provisions as to the required majority vote have been met;

●	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

●	the arrangement is such that may be reasonably approved by an intelligent and honest person of that class acting in respect of his or her interest; and

●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition that may facilitate the “squeeze out” of dissentient minority shareholders upon a takeover offer. When a takeover offer is made and accepted by holders of not less than 90.0% of the shares within four months after the making of the offer, the offeror may, within a two-month period commencing on the expiration of such four month period, give notice to require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands by a dissenting shareholder within one month from the date on which the notice was given, but this is unlikely to succeed in the case of an offer that has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits. In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule, a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:

●	a company acts or proposes to act illegally or ultra vires and is therefore incapable of ratification by the shareholders;

●	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

●	those who control the company are perpetrating a “fraud on the minority.”

In the case of a company (not being a bank) having its share capital divided into shares, the Grand Court may, on the application of members holding not less than one fifth of the shares of the company in issue, appoint an inspector to examine the affairs of the company and to report thereon in such manner as the Grand Court shall direct.

Indemnification of Directors and Executive Officers and Limitation of Liability. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of directors and officers, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against the consequences of committing a crime, or against the indemnified person’s own fraud or dishonesty.

Our Memorandum and Articles provide that to the extent permitted by law, we shall indemnify each existing or former director (including alternate director), secretary and other officer of us (including an investment adviser or an administrator or liquidator) and their personal representatives against:

(a)	all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by the existing or former director (including alternate director), secretary or officer in or about the conduct of our business or affairs or in the execution or discharge of the existing or former director’s (including alternate director’s), secretary’s or officer’s duties, powers, authorities or discretions; and

(b)	without limitation to paragraph (a), all costs, expenses, losses or liabilities incurred by the existing or former director (including alternate director), secretary or officer in defending (whether successfully or otherwise) any civil, criminal, administrative or investigative proceedings (whether threatened, pending or completed) concerning us or our affairs in any court or tribunal, whether in the Cayman Islands or elsewhere.

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No such existing or former director (including alternate director), secretary or officer, however, shall be indemnified in respect of any matter arising out of his own dishonesty.

To the extent permitted by the Companies Act, we may make a payment, or agree to make a payment, whether by way of advance, loan or otherwise, for any legal costs incurred by an existing or former director (including alternate director), secretary or officer of the Company in respect of any matter identified in above on condition that the director (including alternate director), secretary or officer must repay the amount paid by us to the extent that we are ultimately found not liable to indemnify the director (including alternate director), secretary or officer for those legal costs. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties. Under Delaware General Corporation Law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our Memorandum and Articles provide that our Shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Under Cayman Islands law, the fiduciary duties owed by a director and officer include (a) a duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole, (b) a duty to exercise their powers for the purposes for which they were conferred and not for a collateral purpose, (c) a duty to avoid improperly fettering the exercise of future discretion, (d) a duty to avoid any conflict of interest between the director’s duty to the company and the director’s personal interests, and (e) a duty to exercise independent judgment. In addition to the above, directors also owe a duty of care which is not fiduciary in nature. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person carrying out the same functions as are carried out by that director in relation to the company. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. The Companies Act and our Memorandum and Articles provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. An extraordinary general meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling extraordinary general meetings.

The Companies Act does not provide shareholders with any rights to requisition a general meeting, or to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our Memorandum and Articles allow our Shareholders holding in aggregate not less than ten percent of all votes attaching to the issued and outstanding shares of our Company entitled to vote at general meetings to requisition an extraordinary general meeting of our Shareholders, in which case our Board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, our Memorandum and Articles do not provide our Shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings. As an exempted Cayman Islands company, we may but are not obliged by law to call shareholders’ annual general meetings.

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Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the Companies Act but our Memorandum and Articles do not provide for cumulative voting. As a result, our Shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our Memorandum and Articles, directors may be removed with or without cause, by an ordinary resolution of our Shareholders. In addition, a director’s office shall be vacated if the director (i) is prohibited by the law of the Cayman Islands from acting as a director, (ii) becomes bankrupt or makes any arrangement or composition with his creditors; (iii) is found to be physically or mentally incapable of acting as a director; (iv) resigns his or her office by notice in writing to the company; (iv) without special leave of absence from our board, is absent from meetings of our board for a continuous period of six months; (v) only held office for a fixed term and such term expires; or (vi) is removed from office pursuant to any other provisions of our Memorandum and Articles.

Transactions with Interested Shareholders. The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

The Cayman Islands has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under the Companies Act, a company may be wound up by either an order of the courts of the Cayman Islands, by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. Under the Companies Act and our Memorandum and Articles, our Company may be dissolved, liquidated or wound up by a special resolution of our shareholders.

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under the Companies Act and our Memorandum and Articles, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class with the written consent of not less than two-thirds of the issued shares of that class or with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the shares of that class, be deemed to be varied by the creation, allotment or issue of further shares ranking pari passu with them.

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by the Companies Act, our Memorandum and Articles may only be amended by a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders. There are no limitations imposed by our Memorandum and Articles on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our Memorandum and Articles governing the ownership threshold above which shareholder ownership must be disclosed.

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SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this Offering, we will have [*] Class A Ordinary Shares and [*] Class B Ordinary Shares issued and outstanding (assuming the underwriters do not exercise their over-allotment option).

All of the Class A Ordinary Shares sold in this Offering by the Company will be freely transferable in the United States by persons other than our “affiliates” without restriction or further registration under the Securities Act. Rule 144 of the Securities Act defines an “affiliate” of a company as a person that, directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with, our Company. All of our ordinary shares outstanding immediately prior to the completion of this Offering are “restricted securities” as that term is defined in Rule 144 because they were issued in a transaction or series of transactions not involving a public Offering. Restricted securities may be sold only if they are the subject of an effective registration statement under the Securities Act or if they are sold pursuant to an exemption from the registration requirement of the Securities Act such as those provided for in Rules 144 promulgated under the Securities Act, which rule is summarized below. Restricted shares may also be sold outside of the United States to non-U.S. persons in accordance with Rule 904 of Regulation S under the Securities Act. This prospectus may not be used in connection with any resale of our ordinary shares acquired in this Offering by our affiliates.

Sales of substantial amounts of our Class A Ordinary Shares in the public market could adversely affect prevailing market prices of our Class A Ordinary Shares. Prior to this Offering, there has been no public market for our Class A Ordinary Shares, and while we intend to apply for the listing of our Class A Ordinary Shares on the NYSE American or Nasdaq, we cannot assure you that a regular trading market will develop in the Class A Ordinary Shares.

Lock-Up Agreements

We have agreed with the underwriter, for a period of 180 days following the closing of this offering, subject to certain exceptions not to (1) offer, sell, issue, pledge, contract to sell, contract to purchase, grant any option, right or warrant to purchase, lend, make any short sale or otherwise transfer or dispose of, directly or indirectly, any Class A Ordinary Shares or any other securities so owned convertible into or exercisable or exchangeable for Class A Ordinary Shares, (2) enter into any swap, hedge or any other agreement that transfers, in whole or in part, the economic consequences of ownership of the Class A Ordinary Shares, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Class A Ordinary Shares or such other securities, in cash or otherwise, or (3) file any registration statement with the SEC relating to the Offering of any Class A Ordinary Shares or any securities convertible into or exercisable or exchangeable for Class A Ordinary Shares, or publicly disclose the intention to take any such action.

All officers, directors and shareholders owning 5% or more of our outstanding Class A Ordinary Shares have agreed, for a period of 180 days from the date of this prospectus (the “Lock-Up Period”) and subject to certain exceptions, not to (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any Class A Ordinary Shares or any securities convertible into or exercisable or exchangeable for Class A Ordinary Shares, or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Class A Ordinary Shares or any such other securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Class A Ordinary Shares or such other securities, in cash or otherwise, without the express written consent of Representative, which consent may be given or withheld in the Representative’s sole discretion.

We cannot predict what effect, if any, future sales of our Class A Ordinary Shares, or the availability of Class A Ordinary Shares for future sale, will have on the trading price of our Class A Ordinary Shares from time to time. Sales of substantial amounts of our Class A Ordinary Shares in the public market, or the perception that these sales could occur, could adversely affect the trading price of our Class A Ordinary Shares.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, persons who are not our affiliates and have beneficially owned our Ordinary Shares for more than six months but not more than one year may sell such Ordinary Shares without registration under the Securities Act subject to the availability of current public information about us. Persons who are not our affiliates and have beneficially owned our Ordinary Shares for more than one year may freely sell our Ordinary Shares without registration under the Securities Act. Persons who are our affiliates (including persons beneficially owning 10% or more of our outstanding shares), and have beneficially owned our Ordinary Shares for at least six months, may sell within any three-month period a number of restricted securities that does not exceed the greater of the following:

●	1.0% of the then outstanding ordinary shares, which will equal approximately [*] Class A Ordinary Shares immediately following this offering, or [*] Class A Ordinary Shares if the underwriters exercise their option in full to purchase additional Class A Ordinary Shares; or

●	the average weekly trading volume of our Class A Ordinary Shares during the four calendar weeks preceding the date on which notice of the sale on Form 144 is filed with the SEC by such person.

Such sales are also subject to manner-of-sale provisions, notice requirements and the availability of current public information about us. In addition, in each case, these shares would remain subject to any applicable lock-up arrangements and would only become eligible for sale when the lock-up period expires.

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MATERIAL TAX CONSIDERATIONS

The following summary of certain Cayman Islands, the BVI, Hong Kong and U.S. federal income tax consequences of an investment in our Class A Ordinary Shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in the Class A Ordinary Shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, Hong Kong and the United States. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under U.S. federal, state, local or foreign law of the ownership of our Class A Ordinary Shares. To the extent that this discussion relates to matters of Cayman Islands tax law, it is the opinion of Ogier, our counsel as to Cayman Islands law. To the extent that this discussion relates to matters of Hong Kong tax law, it is the opinion of Stevenson, Wong & Co., our counsel as to Hong Kong law.

Cayman Islands Tax Considerations

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our Class A Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Class A Ordinary Shares, nor will gains derived from the disposal of our Class A Ordinary Shares be subject to Cayman Islands income or corporation tax.

No stamp duty is payable in respect of the issue of our Class A Ordinary Shares or on an instrument of transfer (so long as the instrument of transfer is not executed in or brought to jurisdiction of the Cayman Islands, or produced before a court of the Cayman Islands) in respect of the Class A Ordinary Shares of our Company (which does not hold interests in land in the Cayman Islands).

The Cayman Islands enacted the International Tax Co-operation (Economic Substance) Act (as revised) together with the Guidance Notes published by the Cayman Islands Tax Information Authority from time to time. A Cayman Islands company is required to comply with the economic substance requirements from July 1, 2019 and make an annual report in the Cayman Islands as to whether or not it is carrying on any relevant activities and if it is, it must satisfy an economic substance test.

Hong Kong Taxation

The following summary of certain relevant taxation provisions under the laws of Hong Kong is based on current law and practice and is subject to changes therein. This summary does not purport to address all possible tax consequences relating to purchasing, holding or selling our Class A Ordinary Shares, and does not take into account the specific circumstances of any particular investors, some of whom may be subject to special rules. Accordingly, holders or prospective purchasers (particularly those subject to special tax rules, such as banks, dealers, insurance companies and tax-exempt entities) should consult their own tax advisers regarding the tax consequences of purchasing, holding or selling our Class A Ordinary Shares. According to the opinions of our counsel with respect to Hong Kong law, Stevenson, Wong & Co., under the current laws of Hong Kong:

●	No profit tax is imposed in Hong Kong in respect of capital gains from the sale of the Class A Ordinary Shares.

●	Revenues gains from the sale of our Class A Ordinary Shares by persons carrying on a trade, profession or business in Hong Kong where the gains are derived from or arise in Hong Kong from the trade, profession or business will be subject to Hong Kong profits tax, which is currently imposed at the rate of 16.5% and 15% on corporations and unincorporated businesses, respectively, and at a maximum rate of 15% on individuals. A two-tiered profits tax rates regime applies: 8.25% for corporation and 7.5% for unincorporated businesses and individuals on the first HK$2 million of assessable profit, and 16.5% for corporation and 15% for unincorporated businesses and individuals on the remainder of assessable profits.

●	Gains arising from the sale of Class A Ordinary Shares, where the purchases and sales of the Class A Ordinary Shares are effected outside of Hong Kong such as, for example, on Cayman Islands, should not be subject to Hong Kong profits tax.

According to the current tax practice of the Hong Kong Inland Revenue Department, dividends paid on the Class A Ordinary Shares would not be subject to any Hong Kong tax.

No Hong Kong stamp duty is payable on the purchase and sale of the Class A Ordinary Shares.

BVI Tax Considerations

The Company and all dividends, interest, rents, royalties, compensation and other amounts paid by the Company to persons who are not tax resident in the BVI and any capital gains realized with respect to any shares, debt obligations, or other securities of the Company by persons who are not tax resident in the BVI are exempt from all provisions of the Income Tax Act in the BVI.

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No estate, inheritance, succession or gift tax, rate, duty, levy or other charge is payable by persons who are not resident in the BVI with respect to any shares, debt obligation or other securities of the Company.

All instruments relating to transfers of property to or by the Company and all instruments relating to transactions in respect of the shares, debt obligations or other securities of the Company and all instruments relating to other transactions relating to the business of the Company are exempt from payment of stamp duty in the BVI. This assumes that the Company does not hold an interest in real estate in the BVI.

There are currently no withholding taxes or exchange control regulations in the BVI applicable to the Company or its members.

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our Class A Ordinary Shares by U.S. Holders (as defined below) that acquire our Class A Ordinary Shares in this Offering and hold our Class A Ordinary Shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing United States federal income tax law which is subject to differing interpretations or change, possibly with retroactive effect. There can be no assurance that the Internal Revenue Service, or the IRS, or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be relevant to particular investors in light of their specific circumstances, including investors subject to special tax rules (for example, certain financial institutions (including banks), cooperatives, pension plans, insurance companies, broker-dealers, traders in securities that have elected the mark-to-market method of accounting for their securities, partnerships and their partners, regulated investment companies, real estate investment trusts, and tax-exempt organizations (including private foundations)), investors who are not U.S. Holders, investors who own (directly, indirectly, or constructively) 10% or more of our stock (by vote or value), investors that will hold their Class A Ordinary Shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, or U.S. Holders that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not discuss any non-United States tax, state or local tax, or non-income tax (such as the U.S. federal gift or estate tax) considerations, or any consequences under the alternative minimum tax or Medicare tax on net investment income. Each U.S. Holder is urged to consult its tax advisor regarding the United States federal, state, local, and non-United States income and other tax considerations of an investment in our Class A Ordinary Shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Class A Ordinary Shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a United States person under the Code.

If a partnership (or other entity or arrangement treated as a partnership for United States federal income tax purposes) is a beneficial owner of our Class A Ordinary Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner as a U.S. Holder, as described above, and the activities of the partnership. Partnerships holding our Class A Ordinary Shares and partners in such partnerships are urged to consult their tax advisors as to the particular United States federal income tax consequences of an investment in our Class A Ordinary Shares.

Dividends

The entire amount of any cash distribution paid with respect to our Class A Ordinary Shares (including the amount of any non-U.S. taxes withheld therefrom, if any) generally will constitute dividends to the extent such distributions are paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, and generally will be taxed as ordinary income in the year received by such U.S. Holder. To the extent amounts paid as distributions on the Class A Ordinary Shares exceed our current or accumulated earnings and profits, such distributions will not be dividends, but instead will be treated first as a tax-free return of capital to the extent of the U.S. Holder’s adjusted tax basis, determined for federal income tax purposes, in the Class A Ordinary Shares with respect to which the distribution is made, and thereafter as capital gain. However, we do not intend to compute (or to provide U.S. Holders with the information necessary to compute) our earnings and profits under United States federal income tax principles. Accordingly, a U.S. Holder will be unable to establish that a distribution is not out of earnings and profits and should expect to treat the full amount of each distribution as a “dividend” for United States federal income tax purposes.

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Any dividends that we pay will generally be treated as income from foreign sources for United States foreign tax credit purposes and will generally constitute passive category income. Depending on the U.S. Holder’s particular facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed (at a rate not exceeding any applicable treaty rate) on dividends received on our Class A Ordinary Shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. Holders are advised to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Dividends paid in non-U.S. currency will be included in the gross income of a U.S. Holder in a U.S. dollar amount calculated by reference to a spot market exchange rate in effect on the date that the dividends are received by the U.S. Holder, regardless of whether such foreign currency is in fact converted into U.S. dollars on such date. Such U.S. Holder will have a tax basis for United States federal income tax purposes in the foreign currency received equal to that U.S. dollar value. If such dividends are converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect thereof. If the foreign currency so received is not converted into U.S. dollars on the date of receipt, such U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any gain or loss on a subsequent conversion or other disposition of the foreign currency generally will be treated as ordinary income or loss to such U.S. Holder and generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. U.S. Holders should consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any foreign currency received by a U.S. Holder that are converted into U.S. dollars on a date subsequent to receipt.

Sale or Other Disposition of Ordinary Shares

A U.S. Holder will generally recognize capital gain or loss upon a sale or other disposition of ordinary shares, in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis, determined for federal income tax purposes, in such ordinary shares, each amount determined in U.S. dollars. Any capital gain or loss will be long-term capital gain or loss if the ordinary shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. The deductibility of a capital loss may be subject to limitations, particularly with regard to shareholders who are individuals. Each U.S. Holder is advised to consult its tax advisor regarding the tax consequences if a foreign tax is imposed on a disposition of our Class A Ordinary Shares, including the availability of the foreign tax credit under its particular circumstances.

A U.S. Holder that receives Hong Kong dollars or another currency other than U.S. dollars on the disposition of our Class A Ordinary Shares will realize an amount equal to the U.S. dollar value of the non-U.S. currency received at the spot rate on the date of sale (or, if the Class A Ordinary Shares are traded on a recognized exchange and in the case of cash basis and electing accrual basis U.S. Holders, the settlement date). An accrual basis U.S. Holder that does not elect to determine the amount realized using the spot rate on the settlement date will recognize foreign currency gain or loss equal to the difference between the U.S. dollar value of the amount received based on the spot market exchange rates in effect on the date of sale or other disposition and the settlement date. A U.S. Holder will have a tax basis in the currency received equal to the U.S. dollar value of the currency received on the settlement date. Any gain or loss on a subsequent disposition or conversion of the currency will be United States source ordinary income or loss.

Passive Foreign Investment Company Considerations

For United States federal income tax purposes, a non-United States corporation, such as our Company, will be treated as a “passive foreign investment company,” or “PFIC” if, in the case of any particular taxable year, either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Based upon our current and expected income and assets (including goodwill and taking into account the expected proceeds from this Offering) and the expected market price of our Class A Ordinary Shares following this Offering, we do not expect to be a PFIC for the current taxable year or the foreseeable future.

However, while we do not expect to be or become a PFIC, no assurance can be given in this regard because the determination of whether we are or will become a PFIC for any taxable year is a fact-intensive inquiry made annually that depends, in part, upon the composition and classification of our income and assets. Fluctuations in the market price of our Class A Ordinary Shares may cause us to be or become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our Class A Ordinary Shares (which may be volatile). The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in this Offering. It is also possible that the Internal Revenue Service may challenge our classification of certain income or assets for purposes of the analysis set forth in subparagraphs (a) and (b), above or the valuation of our goodwill and other unbooked intangibles, which may result in our company being or becoming a PFIC for the current or future taxable years.

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If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our Class A Ordinary Shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the Class A Ordinary Shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of Class A Ordinary Shares. Under the PFIC rules:

●	such excess distribution and/or gain will be allocated ratably over the U.S. Holder’s holding period for the Class A Ordinary Shares;

●	such amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are a PFIC, each a pre-PFIC year, will be taxable as ordinary income;

●	such amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to the U.S. Holder for that year; and

●	an interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

If we are a PFIC for any taxable year during which a U.S. Holder holds our Class A Ordinary Shares and we own any equity in a non- United States entity that is also a PFIC, or a lower-tier PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are advised to consult their tax advisors regarding the application of the PFIC rules to any of the entities in which we may own equity.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that certain requirements are met. The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the SEC, or on a foreign exchange or market that the IRS determines is a qualified exchange that has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. Although we intend to apply for the listing of our Class A Ordinary Shares on the NYSE American LLC Company Guide or Nasdaq Listing Rules, we cannot guarantee that our listing will be approved. Furthermore, we cannot guarantee that, once listed, our Class A Ordinary Shares will continue to be listed and regularly traded on such exchange. U.S. Holders are advised to consult their tax advisors as to whether the Class A Ordinary Shares are considered marketable for these purposes.

If an effective mark-to-market election is made with respect to our Class A Ordinary Shares, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of Class A Ordinary Shares held at the end of the taxable year over its adjusted tax basis of such Class A Ordinary Shares and (ii) deduct as an ordinary loss the excess, if any, of its adjusted tax basis of the Class A Ordinary Shares held at the end of the taxable year over the fair market value of such Class A Ordinary Shares held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the Class A Ordinary Shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes an effective mark-to-market election, in each year that we are a PFIC any gain recognized upon the sale or other disposition of the Class A Ordinary Shares will be treated as ordinary income and loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.

If a U.S. Holder makes a mark-to-market election in respect of a PFIC and such corporation ceases to be a PFIC, the U.S. Holder will not be required to take into account the mark-to-market gain or loss described above during any period that such corporation is not a PFIC.

Because a mark-to-market election generally cannot be made for any lower-tier PFICs that a PFIC may own, a U.S. Holder who makes a mark-to-market election with respect to our Class A Ordinary Shares may continue to be subject to the general PFIC rules with respect to such U.S. Holder’s indirect interest in any of our non-United States subsidiaries if any of them is a PFIC.

If a U.S. Holder owns our Class A Ordinary Shares during any taxable year that we are a PFIC, such holder would generally be required to file an annual IRS Form 8621. Each U.S. Holder is advised to consult its tax advisor regarding the potential tax consequences to such holder if we are or become a PFIC, including the possibility of making a mark-to-market election.

THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE OF IMPORTANCE TO A PARTICULAR INVESTOR. EACH PROSPECTIVE INVESTOR IN THE OUR CLASS A ORDINARY SHARES IS URGED TO CONSULT ITS OWN TAX ADVISER ABOUT THE TAX CONSEQUENCES TO IT OF OWNING AND DISPOSING OF OUR CLASS A ORDINARY SHARES IN LIGHT OF SUCH PROSPECTIVE INVESTOR’S OWN CIRCUMSTANCES.

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ENFORCEABILITY OF CIVIL LIABILITIES

Our Company is an exempted company incorporated with limited liability under the laws of the Cayman Islands. We are incorporated in the Cayman Islands because of certain benefits associated with being a Cayman Islands company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands may have a less developed body of securities laws as compared to the United States and provides less protection for investors. In addition, investor may not have standing to sue Cayman Islands companies before the U.S. federal courts.

All of our current operations are conducted outside of the United States and all of our current assets are located outside of the United States, with the majority of our operations and current assets being located in Hong Kong. A majority of the directors and executive officers of our Company and the auditors of our Company reside outside the United States and substantially all of their assets are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon us or any such persons, or to enforce in the United States any judgment obtained in the U.S. courts against us or any of such persons, including judgments based upon the civil liability provisions of the U.S. securities laws or any U.S. state or territory.

We have appointed [*], [*], as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

Cayman Islands

There may be uncertainty as to whether the courts of the Cayman Islands would: (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers that are predicated upon the civil liability provisions of the federal securities laws of the United States or the securities laws of any state in the United States, or (ii) entertain original actions brought in the Cayman Islands against us or our directors or officers that are predicated upon the federal securities laws of the United States or the securities laws of any state in the United States.

Although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will in certain circumstances recognize and enforce a foreign judgment, without any re-examination or re-litigation of matters adjudicated upon, provided such judgment: (a) is given by a foreign court of competent jurisdiction; (b) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given; (c) is final; (d) is not in respect of taxes, a fine or a penalty; (e) was not obtained by fraud; and (f) is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because such a determination has not yet been made by a court of the Cayman Islands, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands. Subject to the above limitations, in appropriate circumstances, a Cayman Islands court may give effect in the Cayman Islands to other kinds of final foreign judgments such as declaratory orders, orders for performance of contracts and injunctions.

Hong Kong

According to the opinions of our counsel, Stevenson, Wong & Co., with respect to Hong Kong law, judgments of United States courts will not be directly enforced in Hong Kong. There are currently no treaties or other arrangements providing for reciprocal enforcement of foreign judgments between Hong Kong and the United States. However, the common law permits an action to be brought upon a foreign judgment. A foreign judgment itself may form the basis of a cause of action since the judgment may be regarded as creating a debt between the parties to it. In a common law action for enforcement of a foreign judgment in Hong Kong, the enforcement is subject to various conditions, including but not limited to, that the foreign judgment is a final judgment conclusive upon the merits of the claim, the judgment is for a liquidated amount in a civil matter and not in respect of taxes, fines, penalties, or similar charges, the proceedings in which the judgment was obtained were not contrary to natural justice, and the enforcement of the judgment is not contrary to public policy of Hong Kong. Such a judgment must be for a fixed sum and must also come from a “competent” court as determined by the private international law rules applied by the Hong Kong courts. The defenses that are available to a defendant in a common law action brought on the basis of a foreign judgment include lack of jurisdiction, breach of natural justice, fraud, and contrary to public policy. However, a separate legal action for debt must be commenced in Hong Kong in order to recover such debt from the judgment debtor.

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UNDERWRITING

We have entered into an underwriting agreement with Univest Securities LLC (the “Representative”) to act as the representative of the underwriters named below, with respect to the Class A Ordinary Shares offered hereby. The Representative may retain other brokers or dealers to act as sub-agents or selected dealers on their behalf in connection with this Offering. Subject to the terms and conditions of the underwriting agreement, the underwriters named below have agreed to purchase, on a firm commitment basis, and we have agreed to sell to them on a firm commitment basis, the number of Class A Ordinary Shares as indicated below at the Offering Price less the underwriting discounts, as set forth on the cover page of this prospectus.

Name	Number of Class A Ordinary Shares
Univest Securities, LLC

Total

The underwriters are offering the Class A Ordinary Shares subject to their acceptance of the Class A Ordinary Shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the Class A Ordinary Shares offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions contained in the underwriting agreement, such as absence of any material adverse change in our business or in the financial markets, the receipt by the underwriters of officer’s certificates and legal opinions and comfort letters from us, our legal counsels and our independent auditors. The underwriters are obligated to take and pay for all of the Class A Ordinary Shares offered by this prospectus if any such Class A Ordinary Shares are taken. However, the Representative is not required to take or pay for the Class A Ordinary Shares covered by the underwriters’ over-allotment option described below.

The underwriters will offer the Class A Ordinary Shares to the public at the Offering Price and to selected dealers at the Offering Price less a selling concession. After this offering, the Offering Price, concession, and reallowance to dealers may be reduced by the underwriters. No change in those terms will change the amount of proceeds to be received by us as set forth on the cover page of this prospectus. The Class A Ordinary Shares are offered by the underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. The underwriters have informed us that they do not intend to confirm sales to any accounts over which they exercise discretionary authority.

Over-Allotment Option

We have agreed to grant to the underwriters an over-allotment option, exercisable within forty-five (45) days from the closing of this offering, to purchase up to an additional [*] Class A Ordinary Shares (fifteen percent (15%) of the aggregate number of Class A Ordinary Shares sold in the Offering, excluding Class A Ordinary Shares subject to this option) at the Offering Price listed on the cover page of this prospectus, less the underwriting discounts. The option may be exercised in whole or in part, and may be exercised more than once, during the 45-day option period. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this Offering.

Discounts and Expenses

The underwriting discounts are equal to five and half percent (5.5%) of the Offering Price set forth on the cover of this prospectus.

The following table shows the per share and total Offering Price, underwriting discounts, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional [*] Class A Ordinary Shares.

	Per Share	No Exercise of Over-allotment Option	Full Exercise of Over-allotment Option
Offering Price	$	$	$
Underwriting discounts(1)	$	$	$
Proceeds to us before expenses(2)	$	$	$

(1)	We have agreed to pay the Representative the underwriting discount of five and a half percent (5.5%) of the gross proceeds in this Offering.
(2)	The total estimated expenses related to this Offering are set forth in the section entitled “Expenses of The Offering” on page 101.

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We agreed to pay the Representative a non-accountable expense allowance in the amount equal to one percent (1%) of the gross proceeds of this Offering (including proceeds from the sale of over-allotment shares, if any). We have also agreed to reimburse the Representative up to a maximum of $280,000 for out-of-pocket accountable expenses (including, but not limited to, travel, due diligence expenses, reasonable fees and expenses of its legal counsel, roadshow and background check on the Company’s principals). For the avoidance of doubt, in the event that the offering is terminated, we will reimburse the Representative for accountable out-of-pocket expenses related to this offering, up to $280,000.

We have agreed to pay the Representative an advanced expense of $50,000 upon the signing of the letter of engagement entered into by and between us and the Representative (the “Engagement Letter”) and additional $50,000 upon first confidential filing of the Registration Statement with the SEC. Any advances will be returned to us to the extent the Representative’s out-of-pocket accountable expenses are not actually incurred in accordance with FINRA Rule 5110(g)(4)(A).

The total expenses of the Offering payable by us, excluding the underwriting discounts and non-accountable expense allowance, will be approximately $[*].

Tail Financing

We have agreed that, for a period of 12 months following the closing date of the Offering, if there is a completion of a sale of equity, debt, and/or equity derivative instruments (each a “Tail Financing”) to an investor whom the Representative had introduced to us from October 16, 20025 through the closing date of the Offering (the “Engagement Period”), and such Tail Financing is consummated at any time within the twelve (12) month period from the closing date of the Offering, the Representative will be entitled to compensation for such Tail Financing with the investors they introduced to us respectively commensurate with the compensation paid by us for this Offering. This right shall be subject to FINRA Rule 5110(g)(5) and may be terminated by us for “Cause” which includes, but is not limited to, the Representative’s gross negligence, willful misconduct, or fraud in connection with performing any of their obligations to us.

Right of First Refusal

We have granted the Representative for a period of 12 months from the closing date of the Offering, the right of first refusal to provide investment banking services to us on terms that are the same or more favorable to us compared to terms offered to us by other underwriters/placement agents, which right is exercisable in the Representative’s sole discretion. “Investment banking services” shall include, without limitation, (a) acting as lead or joint-lead manager for any underwritten public offering; (b) acting as lead or joint book-runner and/or lead or joint placement agent, initial purchaser in connection with any private offering of securities of the Company; and (c) acting as financial advisor in connection with any sale or other transfer by the Company, directly or indirectly, of a majority or controlling portion of its capital stock or assets to another entity, any purchase or other transfer by another entity, directly or indirectly, of a majority or controlling portion of the capital stock or assets of the Company, and any merger or consolidation of the Company with another entity. The Representative shall notify us of their intention to exercise such right of first refusal within 15 business days following written notice from us. Any decision by the Representative to act in any such capacity shall be set forth in separate agreements, which shall include, among other matters, provisions for customary fees for transactions of similar size and nature (as may be mutually agreed upon) and indemnification of the Representative, and shall be subject to general market conditions, provided the terms for such financing or transaction are the same or more favorable to us compared to terms offered by other underwriters/placement agents. If the Representative declines to exercise such right of first refusal, we shall have the right to retain any other person or persons to provide such services on terms and conditions that are not more favorable than the terms presented to and declined by the Representative. This right of first refusal shall be subject to FINRA Rule 5110(g)(5) and may be terminated by us for “Cause,” which includes, but is not limited to, the Representative’s gross negligence, willful misconduct, or fraud in connection with performing any of their obligations to us.

Company Standstill; Lock-up Agreements

We have agreed with the underwriter, for a period of 180 days following the closing of this offering, subject to certain exceptions not to (1) offer, sell, issue, pledge, contract to sell, contract to purchase, grant any option, right or warrant to purchase, lend, make any short sale or otherwise transfer or dispose of, directly or indirectly, any Class A Ordinary Shares or any other securities so owned convertible into or exercisable or exchangeable for Class A Ordinary Shares, (2) enter into any swap, hedge or any other agreement that transfers, in whole or in part, the economic consequences of ownership of the Class A Ordinary Shares, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Class A Ordinary Shares or such other securities, in cash or otherwise, or (3) file any registration statement with the SEC relating to the offering of any Class A Ordinary Shares or any securities convertible into or exercisable or exchangeable for Class A Ordinary Shares, or publicly disclose the intention to take any such action.

All officers, directors and shareholders owning 5% or more of our outstanding Class A Ordinary Shares have agreed, for a period of 180 days from the date of this prospectus (the “Lock-Up Period”) and subject to certain exceptions, not to (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any Class A Ordinary Shares or any securities convertible into or exercisable or exchangeable for Class A Ordinary Shares, or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Class A Ordinary Shares or any such other securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Class A Ordinary Shares or such other securities, in cash or otherwise, without the express written consent of Representative, which consent may be given or withheld in the Representative’s sole discretion.

Stabilization, Short Positions and Penalty Bids

In connection with this Offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our Class A Ordinary Shares. Specifically, the underwriters may sell more Class A Ordinary Shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under option to purchase additional shares. The underwriters can close out a covered short sale by exercising the option to purchase additional shares or purchasing shares in the open market. In determining the source of Class A Ordinary Shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of Class A Ordinary Shares compared to the price available under the option to purchase additional Class A Ordinary Shares. The underwriters may also sell shares in excess of the option to purchase additional Class A Ordinary Shares, creating a naked short position. The underwriters must close out any naked short position by purchasing Class A Ordinary Shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A Ordinary Shares in the open market after pricing that could adversely affect investors who purchase in the Offering.

98

The underwriters may also impose a penalty bid. This occurs when a particular underwriters or dealer repays selling concessions allowed to it for distributing our Class A Ordinary Shares in this Offering because such underwriters repurchases those Class A Ordinary Shares in stabilizing or short covering transactions.

Finally, the underwriters may bid for, and purchase, our Class A Ordinary Shares in market making transactions, including “passive” market making transactions as described below.

These activities may stabilize or maintain the market price of our Class A Ordinary Shares at a price that is higher than the price that might otherwise exist in the absence of these activities. The underwriters are not required to engage in these activities and may discontinue any of these activities at any time without notice. These transactions may be affected on the NYSE American or Nasdaq, in the over-the-counter market, or otherwise.

Pricing of the Offering

Prior to this Offering, there was no public market for the Class A Ordinary Shares. The Offering Price was determined by negotiations between us and the Representative. In determining the Offering Price, we and the Representative considered a number of factors, including:

●	the information set forth in this prospectus and otherwise available to the Representative;

●	our prospects and the history and prospects for the industry in which we compete;

●	an assessment of our management;

●	our prospects for future earnings;

●	the general condition of the securities markets at the time of this Offering;

●	the recent market prices of, and demand for, publicly traded securities of generally comparable companies; and

●	other factors deemed relevant by the Representative and us.

Neither we nor the Representative can assure investors that an active trading market will develop for the Class A Ordinary Shares, or that the Class A Ordinary Shares will trade in the public market at or above the Offering Price.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to payments that underwriters may be required to make for these liabilities.

Listing

Prior to this Offering, there has been no public market for our Class A Ordinary Shares. We intend to list our Class A ordinary shares on the NYSE American or Nasdaq under the symbol [“____”.]

Electronic Distribution

A prospectus in electronic format may be made available on the websites maintained by the underwriters or selling group members, if any, participating in this Offering and the underwriters may distribute prospectuses electronically. The underwriters may agree to allocate a number of Class A Ordinary Shares to selling group members for sale to their online brokerage account holders. The Class A Ordinary Shares to be sold pursuant to internet distributions will be allocated on the same basis as other allocations. Other than the prospectus in electronic format, the information on these websites is not part of, nor incorporated by reference into, this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or the underwriters, and should not be relied upon by investors.

99

Passive Market Making

Any underwriter who is a qualified market maker on NYSE American or Nasdaq may engage in passive market making transactions on NYSE American or Nasdaq, in accordance with Rule 103 of Regulation M under the Exchange Act, during a period before the commencement of offers or sales of the shares and extending through the completion of the distribution. Passive market makers must comply with applicable volume and price limitations and must be identified as a passive market maker. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for such security. If all independent bids are lowered below the passive market maker’s bid, however, the passive market maker’s bid must then be lowered when certain purchase limits are exceeded.

Other Relationships

The underwriters and certain of their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Some of the underwriters and certain of their affiliates may in the future engage in investment banking and other commercial dealings in the ordinary course of business with us and our affiliates, for which they may in the future receive customary fees, commissions and expenses.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the Class A Ordinary Shares, or the possession, circulation or distribution of this prospectus or any other material relating to us or the Class A Ordinary Shares, where action for that purpose is required. Accordingly, the Class A Ordinary Shares may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the Class A Ordinary Shares may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

100

EXPENSES RELATED TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts and the noon-accountable expense allowance payable the underwriters, which are expected to be incurred by us in connection with the offer and sale of the Class A Ordinary Shares by us. With the exception of the SEC registration fee, the Financial Industry Regulatory Authority (“FINRA”) filing fee and the NYSE American LLC Company Guide or Nasdaq Listing Rules entry and listing fee, all amounts are estimates.

SEC Registration Fee	US$	2,624
FINRA Filing Fee	US$	3,350
NYSE American LLC Company Guide or Nasdaq Listing Rules Entry and Listing Fee	US$	55,000
Printing expenses	US$	20,000
Legal fees and expenses	US$	753,000
Financial advisory fees and expenses	US$	300,000
Accounting fees and expenses	US$	190,000
Miscellaneous	US$	129,150

Total	US$	1,453,124

These expenses will be borne by us.

101

LEGAL MATTERS

We are being represented by Sichenzia Ross Ference Carmel LLP with respect to certain legal matters of U.S. federal securities. The validity of the Class A Ordinary Shares offered in this Offering and certain legal matters as to Cayman Islands law will be passed upon for us by Ogier. Legal matters as to Hong Kong law will be passed upon for us by Stevenson, Wong & Co. Certain legal matters of United States federal securities in connection with this Offering will be passed upon for the underwriter by Hunter Taubman Fischer & Li LLC. Legal matters as to Hong Kong law will be passed upon for the underwriters by ONC Lawyers.

EXPERTS

The financial statements as of April 30, 2025 and 2024 included in this prospectus have been audited by J&S Associate PLT, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion on the financial statements). Such financial statements have been so included in reliance upon the report of such firm given upon the authority of such firm as experts in accounting and auditing. The office of J&S Associate PLT is located at B-11-14, Megan Avenue II, 12 Jalan Yap Kwan Seng, 50450 Federal Territory of Kuala Lumpur, Malaysia.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement, including relevant exhibits, with the SEC on Form F-1 under the Securities Act with respect to the underlying Class A Ordinary Shares to be sold in this Offering. For the purposes of this section, the term “Registration Statement” means the original registration statement and any and all amendments thereto including the schedules and exhibits to the original registration statement or any amendment. This prospectus, which constitutes a part of the Registration Statement on Form F-1, does not contain all of the information contained in the Registration Statement. You should read our Registration Statements and their exhibits and schedules for further information with respect to us and our Class A Ordinary Shares.

Immediately upon the effectiveness of the Registration Statement on Form F-1 of which this prospectus forms a part, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC, including the Registration Statement, can be obtained over the Internet at the SEC’s website at www.sec.gov or inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of documents, upon payment of a duplicating fee, by writing to the SEC.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. As we are a foreign private issuer, we will be required to file our annual report on Form 20-F within 120 days of the end of each year. However, we intend to furnish the depositary with our annual reports, which will include a review of operations and annual audited combined financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders.

102

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

CHAINON GROUP LIMITED

F-1

Report of Independent Registered Public Accounting Firm

J&S ASSOCIATE PLT 202206000037 (LLP0033395-LCA) & AF002380 (Registered with PCAOB and MIA) B-11-14, Megan Avenue II 12,Jalan Yap Kwan Seng, 50450, Kuala Lumpur, Malaysia	Tel: +603-4813 9469 Email : info@jns-associate.com Website : jns-associate.com

The Board of Directors and Shareholders of

ChainOn Group Limited

Opinion on the Financial Statement

We have audited the accompanying balance sheet of ChainOn Group Limited and its subsidiary (the ‘Company’) as of April 30, 2025 and 2024, and the related consolidated statements of income and comprehensive income, consolidated statements of changes in shareholders’ equity, and consolidated statements of cash flows for the years ended April 30, 2025 and 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of April 30, 2025 and 2024, and the results of its operations and its cash flows for the years ended April 30, 2025 and 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/J&S Associate PLT
Certified Public Accountants
PCAOB No: 6743

We have served as the Company’s auditor since 2025.

Kuala Lumpur, Malaysia

February 10, 2026

F-2

CHAINON GROUP LIMITED

Consolidated Balance Sheets

(Expressed in U.S. Dollars, except for the number of shares)

	As of April 30,
	2025	2024
Assets
Current assets
Cash	$188,639	$21,167
Accounts receivable	329,999	3,836
Accounts receivable – a related party	-	25,380
Loan receivable	60,430	60,222
Prepayments	-	15,983
Total current assets	579,068	126,588

Non-current assets
Property and equipment, net	112,538	78,523
Investments in life insurance policies	200,905	191,858
Operating lease right-of-use assets, net	1,815	11,760
Deferred tax assets, net	75,074	242,726
Deferred initial public offering (“IPO”) costs	140,300	-
Total non-current assets	530,632	524,867

Total assets	$1,109,700	$651,455

Liabilities and shareholders’ equity

Liabilities
Current liabilities
Accounts payable	$-	$84,183
Contract liabilities	13,124	165,790
Bank overdrafts	-	152,105
Operating lease liabilities, current	-	20,757
Other payables	26,963	28,671
Total current liabilities	40,087	451,506

Total liabilities	40,087	451,506

Shareholders’ equity
Class A Ordinary Shares, US$0.0004 par value; 100,000,000 Class A Ordinary Shares authorized; 24,000,000 Class A Ordinary Shares issued and outstanding as of April 30, 2025 and 2024, respectively*	9,600	9,600
Class B Ordinary Shares, US$0.0004 par value per share; 25,000,000 Class B Ordinary Shares authorized; 6,000,000 Class B Ordinary Shares issued and outstanding as of April 30, 2025 and 2024, respectively*	2,400	2,400
Subscription receivable	(12,000)	(12,000)
Additional paid-in capital	2,000,808	2,000,808
Accumulated losses	(936,711)	(1,801,068)
Accumulated other comprehensive income	5,516	209
Total shareholders’ equity	1,069,613	199,949

Total liabilities and shareholders’ equity	$1,109,700	$651,455

* The shares and per share data are presented on a retroactive basis to reflect the effect of the Reorganization (Note 1) and share recapitalization (Note 12).

The accompanying notes are an integral part of these consolidated financial statements.

F-3

CHAINON GROUP LIMITED

Consolidated Statements of Operations and Comprehensive Income

(Expressed in U.S. dollar, except for the number of shares)

	For the Years Ended
	April 30,
	2025	2024
Project development service income	$1,589,464	$657,627
Project development service income - a related party	34,858	245,095
Advisory and support service income	507,706	409,888
Advisory and support service income - a related party	77,051	-
Total revenues	2,209,079	1,312,610

Cost of revenues	(993,727)	(821,311)
Total cost of revenues	(993,727)	(821,311)

Gross profit	1,215,352	491,299

Operating expenses
Selling and marketing expenses	(135,275)	(253,008)
General and administrative expenses	(69,417)	(48,941)
Total operating expenses	(204,692)	(301,949)

Income from operations	1,010,660	189,350

Other income, net
Foreign exchange transaction losses	(3,900)	(1,195)
Interest expense	(10,290)	(12,140)
Interest income	29	-
Interest income – a related party	6,629	-
Government grants	21,189	19,478
Sundry income	9,060	12,606
Sundry income – a related party	-	17,619
Total other income, net	22,717	36,368

Income before income tax expenses	1,033,377	225,718
Income tax expenses	(169,020)	(36,026)
Net income	864,357	189,692

Other comprehensive income
Foreign currency translation adjustments	5,307	81
Total comprehensive income	$869,664	$189,773

Earnings per share*:
Ordinary shares -Basic and diluted	$0.03	$0.01

Weighted average number of ordinary shares outstanding*:
Ordinary shares - Basic and diluted	30,000,000	30,000,000

* The shares and per share data are presented on a retroactive basis to reflect the effect of the Reorganization (Note 1) and share recapitalization (Note 12).

The accompanying notes are an integral part of these consolidated financial statements.

F-4

CHAINON GROUP LIMITED

Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in U.S. dollar, except for the number of shares)

	Class A Ordinary shares		Class B Ordinary shares			Additional		Accumulated other
	Number issued	Amount	Number issued	Amount	Subscription receivable	paid-in capital	Accumulated losses	comprehensive income	Total
Balance as of April 30, 2023	24,000,000	$9,600	6,000,000	$2,400	$(12,000)	$2,000,808	$(1,990,760)	$128	$10,176

Net income	-	-	-	-	-	-	189,692	-	189,692
Foreign currency translation adjustment	-	-	-	-	-	-	-	81	81

Balance as of April 30, 2024	24,000,000	9,600	6,000,000	2,400	(12,000)	2,000,808	(1,801,068)	209	199,949

Net income	-	-	-	-	-	-	864,357	-	864,357
Foreign currency translation adjustment	-	-	-	-	-	-	-	5,307	5,307

Balance as of April 30, 2025	24,000,000	$9,600	6,000,000	$2,400	$(12,000)	$2,000,808	$(936,711)	$5,516	$1,069,613

* The shares and per share data are presented on a retroactive basis to reflect the effect of the Reorganization (Note 1) and share recapitalization (Note 12).

The accompanying notes are an integral part of these consolidated financial statements.

F-5

CHAINON GROUP LIMITED

Consolidated Statements of Cash Flows

(Expressed in U.S. dollar)

	For the Years Ended
	April 30,
	2025	2024
Cash flows from operating activities:
Net income	$864,357	$189,692
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	27,406	15,223
Change in cash surrender value of investments in life insurance policies	(7,379)	(6,700)
Amortization of operating lease right-of-use assets	10,004	7,672
Deferred tax expense	169,020	36,026
Interest income – a related party	(6,629)	-

Change in operating assets and liabilities:
Accounts receivable	(324,778)	(1,406)
Accounts receivable – a related party	25,491	(2,748)
Prepayments	16,052	(15,978)
Accounts payable	(84,549)	(6,763)
Contract liabilities	(153,441)	(39,686)
Operating lease liabilities	(20,848)	1,324
Other payables	(1,944)	(23,714)
Net cash provided by operating activities	512,762	152,942

Cash flows for investing activities:
Purchases of property and equipment	(60,613)	(69,744)
Drawdown of loan receivable	(460,957)	(60,208)
Repayment on loan receivable	467,892	-
Net cash used in investing activities	(53,678)	(129,952)

Cash flows for financing activities:
Repayments of bank overdrafts	(152,767)	(1,889)
Payments of offering costs related to Initial Public Offering (“IPO”)	(139,718)	-
Net cash used in financing activities	(292,485)	(1,889)

Net increase in cash	166,599	21,101
Effect of exchange rate changes on cash	873	-
Cash, beginning of year	21,167	66
Cash, end of year	$188,639	$21,167

Supplemental disclosures of cash flow information:
Interest paid	$9,450	$10,817

Supplemental non-cash investing and financing activities
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	$-	$19,434

The accompanying notes are an integral part of these consolidated financial statements.

F-6

CHAINON GROUP LIMITED

Notes to Consolidated Financial Statements

For the Years Ended April 30, 2025 and 2024

1. Organization and Description of Business

ChainOn Group Limited (the “Company”) is a company incorporated in the Cayman Islands with limited liability on October 9, 2025. The Company is a parent holding company with no operations.

ChainOn Technology Limited (“ChainOn BVI”), a wholly-owned subsidiary of the Company, is a company incorporated in the British Virgin Islands (“BVI”) as a business company on October 10, 2025. ChainOn BVI has 10,000 ordinary shares outstanding with US$1 par value per share. ChainOn BVI is a pure holding company with no operations.

ChainOn Technology (HK) Limited (“ChainOn HK”), a wholly-owned subsidiary of ChainOn BVI, is a company incorporated in Hong Kong with limited liability on December 29, 2017, with a share capital of HK$10,000 (approximately $1,280). ChainOn HK was originally incorporated under the name Success Illusion Limited and subsequently changed its name to ChainOn Technology (HK) Limited with effect from July 19, 2019. ChainOn HK does not have any subsidiaries or associates.

ChainOn HK is primarily engaged in providing integrated technology-related services, including software system development and implementation, advisory and support. ChainOn HK primarily generates service income from engaging customers with these comprehensive software development solutions and technology-related services.

The Company together with its subsidiaries (collectively, “the Group”) primarily operate in Hong Kong, focusing on the provision of integrated technology-related services, including software system development and implementation, advisory and support.

The accompanying consolidated financial statements reflect the activities of the Company, and each of the following entities as of April 30, 2025:

Name of Company	Place of Incorporation	Attributable equity interest %	Issued share capital
ChainOn BVI	British Virgin Islands	100%	US$	10,000
ChainOn HK	Hong Kong	100%	HK$	10,000

Reorganization

The Reorganization was completed on November 12, 2025 through a series of planned transactions. As a result of the Reorganization, the Company has become the holding company for all previously mentioned entities.

Immediately prior to the Reorganization, ChainOn HK was wholly owned and controlled by Mr. Wai Lun Lau. The Company was incorporated in the Cayman Islands on October 9, 2025, by a registered agent for the sole purpose of serving as the holding company of the Group. On the date of incorporation, one Class B ordinary share was issued, with a par value of $1 per share. On October 13, 2025, 100% ownership of the Company was transferred from the registered agent to Invincible Legend Limited, a BVI company wholly owned by Mr. Wai Lun Lau. Subsequently, on the same day, an additional 8,000 Class A ordinary shares and 1,999 Class B ordinary shares, each with a par value of $1 per share, were allotted and issued to Invincible Legend Limited.

ChainOn BVI was incorporated on October 10, 2025. It has been wholly owned and controlled by the Company since its incorporation. Prior to the Reorganization, ChainOn BVI did not engage in any business activities and serves solely as an intermediate holding company. On November 12, 2025, ChainOn BVI acquired 10,000 shares of ChainOn HK from Mr. Wai Lun Lau, representing the entire issued share capital of ChainOn HK at that time, for a consideration of HK$10,000 (approximately $1,280), thereby completing the Reorganization.

Immediately before and after the Reorganization, the Company, ChainOn BVI and ChainOn HK remained under the common ownership and control of Mr. Wai Lun Lau. Accordingly, the Reorganization is accounted for as a transaction among entities under common control in accordance with ASC 805-50.

F-7

CHAINON GROUP LIMITED

Notes to Consolidated Financial Statements

For the Years Ended April 30, 2025 and 2024

1. Organization and Description of Business (Continued)

On January 27, 2026, the Company effected a 1-for-2,500 share subdivision, converting each issued ordinary share with a par value of $1.00 into 2,500 ordinary shares with a par value of $0.0004 per share. Following the stock split, the Company’s authorized share capital of $50,000 was divided into 125,000,000 ordinary shares, comprising 100,000,000 Class A ordinary shares and 25,000,000 Class B ordinary shares, each with a par value of $0.0004 per share. As a result, 20,000,000 Class A ordinary shares and 5,000,000 Class B ordinary shares were issued and outstanding.

On the same day, the Company further allotted 5,000,000 ordinary shares, par value $0.0004 per share, to its shareholders on a pro rata basis at a ratio of one new share for every five existing shares held, resulting in the issuance of 4,000,000 Class A ordinary shares and 1,000,000 Class B ordinary shares to the Company’s existing shareholders.

In connection with the 1-for-2,500 share subdivision effected on January 27, 2026 and the allotment of 5,000,000 ordinary shares to the Company’s existing shareholders on January 27, 2026, the Company determined that these transactions did not involve any proceeds received by the Company and did not result in any change in the shareholders’ proportionate ownership interests. Accordingly, the Company accounted for these transactions as a share split and a recapitalization prior to the completion of its initial public offering. The effects of the share subdivision and share issuance have been reflected retrospectively for all periods presented for purposes of earnings per share, in accordance with ASC 260, Earnings Per Share.

Following the above transactions, the consolidation of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in these consolidated financial statements. Results of operations for the periods presented comprise those of the previously separate entities combined from the beginning of the period to the end of the period, eliminating the effects of intra-group transactions.

The movement in the Company’s authorized share capital and the number of Class A and Class B ordinary shares outstanding and issued in the Company are also detailed in the Note 12.

2. Liquidity

In assessing the Group’s liquidity, the Group monitors and analyzes its cash on-hand and its operating and capital expenditure commitments. The Group’s liquidity needs are to meet its working capital requirements, operating expenses and capital expenditure obligations. Bank overdrafts and cash generated from operations have been utilized to finance the working capital requirements of the Group.

As of April 30, 2024, the Group reported a working capital deficit of $324,918. However, the Group maintained active bank accounts and obtained banking facilities to ensure it had sufficient funds to finance its working capital requirements. The Group continued to meet its payment obligations through these accounts. In addition, during the year ended April 30, 2024, the Group generated positive net cash flows from operating activities of $152,942 and continued to generate positive cash flows from operations for the year ended April 30, 2025, supported by its ongoing business activities and operating performance. Subsequently, as of April 30, 2025, the Group had positive working capital of $538,981, which included $188,639 in cash.

Considering all facts and information on hand, management expects the Group’s cash on hand is sufficient to finance its working capital requirements within the normal operating cycle of a twelve-months period from the date these consolidated financial statements are issued.

If the Group is unable to have sufficient fund to finance its working capital requirements within the normal operating cycle of a twelve-months period from the date these consolidated financial statements are issued, the Group may consider supplementing its available sources of funds through the following sources:

● additional equity financing from shareholders and third-party investors; and/or

● financial support from financial institutions, the Group’s shareholders and related parties.

Based on the above considerations, management is of the opinion that the Group has sufficient funds to meet its working capital requirements and current liabilities as they become due within twelve months from the date these consolidated financial statements are issued. However, there is no assurance that the Group will be successful in implementing its plans. There are a number of factors that could potentially arise and could undermine the Group’s plans, such as changes in the demand for the Group’s services, general market conditions, and competitive environment of the capital market industry in Hong Kong and changes in regulatory requirements, etc.

F-8

CHAINON GROUP LIMITED

Notes to Consolidated Financial Statements

For the Years Ended April 30, 2025 and 2024

3. Summary of Significant Accounting Policies

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”). The Company maintains its general ledger and journals using the accrual method of accounting.

Principle of consolidation

For the purpose of preparing these consolidated financial statements, the consolidated balance sheets of the Company as at April 30, 2025 and 2024, the consolidated statements of operations and comprehensive income, consolidated statements of changes in shareholders’ equity and consolidated statements of cash flows of the Company for the financial years ended April 30, 2025 and 2024 have been prepared on a consolidated basis as if the current group structure had been in existence throughout the financial years or from the date the entities are under common control, if later, in accordance with ASC 805-50. Accordingly, the assets, liabilities, and results of operations of the entities under common control have been retrospectively adjusted to reflect the reorganization.

These consolidated financial statements include the financial statements of the Company and its subsidiaries. All intercompany transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power; or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors.

Use of estimates and assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and judgments are based on historical information, information that is currently available to the Group and on various other assumptions that the Group believes to be reasonable under the circumstances. Significant estimates required to be made by management include, but not limited to, provision for expected credit losses against accounts receivable and loan receivable, determination of the useful lives of long-lived assets, impairment of long-lived assets, valuation allowance for deferred tax assets, accounting of operating lease right-of-use assets, and operating lease liabilities. Actual results could differ from the estimates, and as such, differences could be material to the consolidated financial statements.

Cash

Cash includes balances maintained with banks in Hong Kong that can be added or withdrawn without limitation.

Accounts receivable

Accounts receivable represent income earned from the provision of project development services and advisory and support services for which the Group has not yet received payment. Accounts receivable is recorded at the invoiced amount and adjusted to amounts management expects to collect from balances outstanding at year end. In accordance with ASC 326 Financial Instruments-Credit Losses (ASC 326), the Group estimates the allowance for expected credit losses based on expected future uncollectible accounts receivable using forecasts of future economic conditions in addition to information about past events and current conditions. Management provides an allowance for expected credit losses based on the Group’s historical losses, specific customer circumstances, and general economic conditions. Periodically, management reviews accounts receivable and adjusts the allowance based on current circumstances and charges off uncollectible receivables when all attempts to collect have been exhausted and the prospects for recovery are remote. As of April 30, 2025 and 2024, no allowance for expected credit losses against accounts receivable was recognized. In addition, the balance as of April 30, 2025 and 2024, has been fully settled subsequent to the respective year end.

Loan receivable

Loan receivable represents loan to employees, customers and related parties. Loan receivable is initially recognized at their fair value and is subsequently measured at amortized cost using the effective interest method, less any allowance for expected credit losses (“ECL”). The Group assesses credit risk and evaluates collectability of loan receivable on an ongoing basis in accordance with ASC 326, Financial Instruments – Credit Losses. The Group reviews loan receivable on a regular basis and makes allowance for expected credit losses if there is evidence indicating that loan receivable may be unrecoverable based on the Group’s historical losses, specific customer circumstances, and general economic conditions. As of April 30, 2025 and 2024, the Company had no allowance for expected credit losses related to loan receivable. In addition, the loan receivable balances outstanding as of April 30, 2025 and 2024, have been fully settled subsequent to the respective year end.

Investments in life insurance policies

The Group invests in corporate-owned life insurance policies in order to insure against the loss of respective key person of the Group and the Group is the beneficiary of these life insurance policies. The Group accounts for the life insurance policies in accordance with ASC 325-30, Investments in Insurance Contracts.

Investments in life insurance policies are reported as assets and are subsequently measured at the amounts that could be realized under the policies, i.e., the cash surrender values, as of the year end dates, less an allowance for expected credit losses. The change in cash surrender values during the period is recognized as an expense or income and reported in the consolidated statements of income and comprehensive income. The Group does not recognize income from death benefits on an actuarially expected basis.

F-9

CHAINON GROUP LIMITED

Notes to Consolidated Financial Statements

For the Years Ended April 30, 2025 and 2024

3. Summary of Significant Accounting Policies (Continued)

The Group intends to retain the life insurance policies for the long-term purpose. Consequently, the Group has classified the investments in life insurance policies as non-current assets.

The Group adopted ASC 326 on the investments in life insurance policies. The new credit losses guidance replaces the old model for measuring the allowance for credit losses with a model that is based on the expected losses. Under this accounting guidance, the Group measures expected credit losses on its investments in life insurance policies using the current expected credit loss model under ASC 326. As of April 30, 2025 and 2024, no allowance for expected credit loss against investments in life insurance policies was recognized.

Leases

The Group adopted ASU No. 2016-02, Leases (“ASC 842”), which generally requires lessees to recognize operating and financing lease liabilities and corresponding right-of-use assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from leasing arrangements.

The Group is a lessee of non-cancellable operating leases for corporate office premises. The Group determines if an arrangement is a lease at inception. A lease for which substantially all the benefits and risks incidental to ownership remain with the lessor is classified by the lessee as an operating lease. All leases of the Group are currently classified as operating leases. Operating leases are included in operating lease right-of-use (“ROU”) assets, operating lease liabilities on the Group’s consolidated balance sheets.

ROU assets represent the Group’s right to use an underlying asset for the lease term and operating lease liabilities represent its obligation to make lease payments arising from the lease. ROU assets and operating lease liabilities are recognized at lease commencement date based on the present value of lease payments over the lease term.

When determining the lease term, at lease commencement date, the Group considers options to extend or terminate the lease when it is reasonably certain that it will exercise or not exercise that option. The interest rate used to determine the present value of future lease payments is the Group’s incremental borrowing rate based on the information available at the lease commencement date.

The lease standard (ASC 842) provides practical expedients for an entity’s ongoing accounting. The Group elects to apply short-term lease exception for leases with a lease term of 12 months or less at commencement. Accordingly, ROU assets and operating lease liabilities do not include leases with a lease term of 12 months or less.

The Group evaluates the impairment of its ROU assets consistently with the approach applied for its other long-lived assets. The Group reviews the recoverability of its long-lived assets when events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the assets from the expected undiscounted future pre-tax cash flows of the related operations. As of April 30, 2025 and 2024, the Group did not recognize any impairment loss against its ROU assets.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment losses. Depreciation is provided using the straight-line method based on the estimated useful life. The estimated useful lives of property and equipment are as follows:

Computer and office equipment	5 years

Expenditures for repairs and maintenance, which do not materially extend the useful lives of the assets, are expensed as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets disposed of or retired are removed from the accounts, and any resulting gain or loss is reflected in the consolidated statements of operations and comprehensive income under other income or expenses.

F-10

CHAINON GROUP LIMITED

Notes to Consolidated Financial Statements

For the Years Ended April 30, 2025 and 2024

3. Summary of Significant Accounting Policies (Continued)

Impairment of long-lived assets

The Group reviews long-lived assets, including property and equipment and ROU assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the undiscounted future pre-tax cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Fair value is generally determined by discounting the cash flows expected to be generated by the asset (asset group), when the market prices are not readily available. The adjusted carrying amount of the asset is the new cost basis and is depreciated over the asset’s remaining useful life. Long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. As of April 30, 2025 and 2024, no impairment of long-lived assets was recognized.

Deferred initial public offering (“IPO”) costs

Deferred IPO costs consist of costs incurred in connection with the Group’s planned IPO in the United States. These costs, together with the underwriting discounts and commissions, will be charged against the gross proceeds of the offering as a reduction of additional paid-in capital upon completion of the planned IPO or charged to the consolidated statements of operations and comprehensive income if the planned IPO is not completed. As of April 30, 2025 and 2024, the Group had deferred IPO costs of $140,300 and nil, respectively.

Accounts payable

Accounts payable are liabilities for goods and services provided to the Group prior to the end of the financial period which are unpaid. They are recognized initially at their fair value and subsequently measured at amortized cost. They are classified as current liabilities if payment is due within one year or less. If not, they are presented as non-current liabilities. All accounts payable was recognized as current liabilities as of April 30, 2025 and 2024.

Contract assets and Contract liabilities

Contract assets are recorded on the consolidated balance sheets when revenues recognized to date exceeds cumulative billings to customers. Provisions for estimated losses on contract assets are accounted for in the period such losses are identified. As of April 30, 2025, and 2024, no contract assets were recognized.

Contract liabilities represent the amounts of cash collected from customers, or billings to customers for work yet to be performed that exceed the revenues recognized to date in relation to uncompleted contracts. As of April 30, 2025 and 2024, contract liabilities amounted to $13,124 and $165,790, respectively. Additionally, these amounts are expected to be recognized as revenues within a twelve-month period from the reporting date of these consolidated financial statements, therefore being classified as current liabilities on the consolidated balance sheets.

Bank overdrafts

Bank overdrafts represent the amount by which funds disbursed by bank exceed funds held on deposit for a given bank account. Bank overdrafts are classified as current liabilities in the consolidated balance sheets and recorded at the amount due to the bank as of the reporting date.

Revenue recognition

The Group follows the rules and guidance set out under ASC 606, Revenue from Contracts with Customers (“ASC 606”), when recognizing revenues from contracts with customers. The core principle of ASC 606 requires an entity to recognize revenues to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied. In accordance with ASC 606, revenues are recognized when the Group satisfies the performance obligations by delivering the promised services to the customers, in an amount that reflects the consideration the Group expects to be entitled to in exchange for those services. The following five steps are applied to achieve that core principle:

Step 1: Identify the contract with the customer;

Step 2: Identify the performance obligations in the contract;

Step 3: Determine the transaction price;

Step 4: Allocate the transaction price to the performance obligations in the contract; and

Step 5: Recognize revenues when the company satisfies a performance obligation.

The Group enters into service agreements with its customers that outline the rights, responsibilities, and obligations of each party. The agreements also identify the scope of services, service fees, and payment terms. Agreements are acknowledged and signed by both parties. All the contracts have commercial substance, and it is probable that the Group will collect considerations from its customers for service component.

The Group derives its revenues from two main sources: (1) project development services; and (2) advisory and support services.

F-11

CHAINON GROUP LIMITED

Notes to Consolidated Financial Statements

For the Years Ended April 30, 2025 and 2024

3. Summary of Significant Accounting Policies (Continued)

Project development services

The Group engages in distinct contracts with its customers to deliver project development services. Billing occurs based on predefined milestones in the contracts. A credit term of 180 days from the date the invoice is given to customers. Upon the completion of each milestone, the completion of the services would be confirmed upon receipt of a signed confirmation letter from the customers. The duration of projects typically ranges from one to six months, depending on their complexity and the requirements specified in the contracts.

A 10-day warranty provision is included in these contracts. The warranty services are not separately priced in the contract, and there is no option to purchase them independently for a stated amount distinct from the project price. These warranties only cover reported defects or non-conformance necessary to ensure compliance with the specifications outlined in the contracts. Therefore, they qualify as assurance-type warranties, representing no separate performance obligation under ASC 606, and no allocation of the transaction price is required.

The various components of the project development services are interdependent and interrelated, functioning together to deliver a combined outcome. They function together to deliver a single, customized, and integrated solution. The services are not distinct within the context of the contract because the customer cannot benefit from them on a standalone basis; their value is realized only when they are combined into the functional, integrated solution. Accordingly, the project solution services are treated as a single performance obligation.

The contracts explicitly outline transaction prices as fixed amounts with no variable considerations. Customers simultaneously receive and consume the benefits provided by the Group’s performance as the Group performs if another service provider would not need to substantially re-perform the work completed to date. Furthermore, the solutions are tailored and customized for specific customers, have no alternative use, and the Group has an enforceable right to payment for performance completed to date. The Group recognizes revenues from project development services to satisfy a performance obligation over time in accordance with ASC 606-10-25-27.

The Group measures progress toward complete satisfaction of its performance obligations using an input method based on costs incurred relative to total expected costs. Management believes this method provides a reasonable measure of progress because the costs incurred are directly correlated with the transfer of value to the customer. Accordingly, the portion of revenues recognized reflects the extent of services provided to date. Costs typically include subcontractor costs and other costs directly related to contract performance. At contract inception, the Group establishes the total estimated cost to complete the project based on subcontractors’ quotations and historical data from similar projects. Changes in estimated costs to complete these obligations result in adjustments to revenues on a cumulative catch-up basis, which causes the effect of revised estimates to be recognized in the current period. Changes in estimates can routinely occur over the contract term for a variety of reasons including, unanticipated changes in scope, unanticipated costs, delays or favorable or unfavorable progress than original expectations. When the outcome of the contract cannot be reasonably measured, revenue is recognized only to the extent of contract costs incurred that are expected to be recovered. In situations where the estimated costs to perform exceeds the consideration to be received, the Group accrues the entire estimated loss during the period the loss becomes known.

As of April 30, 2025, and 2024, there were neither contract assets nor contract liabilities for project development services.

Advisory and support services

The Group enters into distinct contracts with its customers to provide ongoing IT-related advisory and support services. In general, the service period would be on a monthly, or quarterly basis, depending on the terms agreed upon in the contracts. The service will be automatically renewed until a mutual agreement is reached or other conditions outlined in the contracts are met. Billing occurs on a monthly, or quarterly basis as outlined in the contracts. A credit term of 180 days from the date the invoice is given to customers.

Under advisory and support service contracts, the Group commits to delivering a variety of advisory and support services during the contract period. Although the contracts may specify discrete activities, such as on-going maintenance, system upgrades, troubleshooting and support services, these services are highly interrelated and collectively contribute to a single, integrated service offering. The services are provided concurrently and are not capable of being distinct in the context of the contract. Accordingly, they are accounted for as a single performance obligation.

Transaction prices for advisory and support services are explicitly written in contracts as a fixed amount without variable consideration. The Group does not incur significant upfront costs in fulfilling these contracts. Under the contract terms, the customer has unlimited access to the Group’s services during the contract period. The amount of services actually used by the customer does not affect the remaining service entitlement, and the customer is obligated to pay regardless of the frequency of usage. The Group is continuously available to provide services throughout the term and maintains the ability to fulfill service requests as needed. In accordance with ASC 606-10-25-27, these services represent stand-ready obligations, for which the customer simultaneously receives and consumes the benefits as the Group performs. The Group applies a time-based measure of progress to recognize revenues, as the services are provided evenly over the contract period. Therefore, revenues are recognized on a straight-line basis over the term of the contract, which accurately reflects the transfer of benefits to the customer over time.

As of April 30, 2025 and 2024, contract liabilities for advisory and support services amounted to $13,124 and $165,790, respectively, are expected to be recognized as revenues within a twelve-month period from the year end date using a straight-line basis. No contract assets for advisory and support services were recognized as of April 30, 2025 and 2024.

F-12

CHAINON GROUP LIMITED

Notes to Consolidated Financial Statements

For the Years Ended April 30, 2025 and 2024

3. Summary of Significant Accounting Policies (Continued)

Sources of revenues

Disaggregated information of revenues by major sources are as follows:

	For the Years Ended
	April 30,
	2025	2024
Revenues from contracts with customers recognized over time
Third parties
Project development services	$1,589,464	$657,627
Advisory and support services	507,706	409,888
Total	$2,097,170	$1,067,515

Related party
Project development services	$34,858	$245,095
Advisory and support services	77,051	-
Total	$111,909	$245,095

Government grants

Government grants primarily relate to (i) funding granted under Cyberport Creative Micro Fund by Hong Kong Cyberport Management Company Limited to support innovation, high potential digital tech projects and early-stage start-ups with business elements; (ii) funding granted under Reindustrialisation and Technology Training Programme by Vocational Training Council in Hong Kong to support training programme; (iii) funding granted under Technology Voucher Programme by Innovation and Technology Fund in Hong Kong to support companies to use technological services and solutions to improve productivity, or upgrades or transform business processes. The Group recognizes government grants as other income upon meeting all attached conditions, or when it is reasonably assured that these conditions will be met and receipt of the grants is probable.

Government grants received and recognized as other income in the consolidated statements of operations and comprehensive income amounted to $21,189 and $19,478 for the years ended April 30, 2025 and 2024, respectively. To qualify for these grants, the Group complied with specific requirements and conditions. As of April 30, 2025, there were no unfulfilled conditions related to government grants.

Cost of revenues

Cost of revenues primarily consists of subcontracting and labor costs directly attributable to the provision of our technology-related services, including project development, advisory, and support services. These costs are expensed as incurred.

Employee benefit plan

Employees of the Group located in Hong Kong participate in compulsory retirement benefit schemes, as mandated by local laws. In Hong Kong, contributions to the scheme are made by both the Group and its employees at a rate of 5% of the employees’ relevant salary income, subject to a cap on monthly relevant income of HK$30,000 (equivalent to $3,852). For the years ended April 30, 2025, and 2024, the total amounts charged to the consolidated statements of operations and comprehensive income for the Group’s contributions to these retirement benefit schemes were $14,773 and $18,935, respectively

Borrowing costs

All borrowing costs are recognized as interest expense in the consolidated statements of operations and comprehensive income in the period in which they are incurred.

Income taxes

The Group accounts for income taxes under ASC 740, Income Taxes. Provision for income taxes consists of current taxes and deferred taxes.

Current tax is recognized based on the results for the year as adjusted for items which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is recognized in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax basis. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized, or the liability is settled. Deferred tax is charged or credited in the consolidated statements of operations and comprehensive income (loss), except when it is related to items credited or charged directly to equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

F-13

CHAINON GROUP LIMITED

Notes to Consolidated Financial Statements

For the Years Ended April 30, 2025 and 2024

3. Summary of Significant Accounting Policies (Continued)

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. The Group did not have any significant uncertain tax positions nor interest and penalty associated with tax positions as of April 30, 2025 and 2024.

Segment reporting

In November 2023, the FASB issued Accounting Standards Update, or ASU 2023-07 – Improvements to Reportable Segment Disclosures, which enhances the disclosures required for reportable segments in annual and interim financial statements, including additional, more detailed information about a reportable segment’s expenses. The standard is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The Group adopted ASU 2023-07 for the year ended April 30, 2024, retrospectively to all periods presented in the consolidated financial statement. The adoption of this ASU had no material impact on reportable segments identified and had no effect on the Group’s consolidated financial position, results of operations, or cash flows.

Based on the criteria established by ASC 280, Segment Reporting, the Group uses the management approach in determining its operating segments. The Group’s chief operating decision maker (“CODM”), specifically the Group’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), reviews the results when making decisions, allocating resources and assessing performance of the Group. The Group carries out all its business activities and operations in Hong Kong. All transactions are concluded and completed in Hong Kong with similar terms and conditions. Internally, the Group reports costs and expenses by nature as a whole for management decision-making and assessment. Therefore, the Group has only one operating segment and one reportable segment.

The Group’s CODM assesses performance for the segment and decides how to allocate resources by regularly reviewing the segment net income (loss) that also is reported as net income (loss) on the consolidated statements of operations and comprehensive income (loss), after taking into account the Group’s strategic priorities, its cash balance, and its expected use of cash. Further, the CODM reviews and utilizes functional expenses (i.e., selling and marketing and general and administrative) as a whole to manage the Group’s operations. Other segment items included interest expense, other income, and income tax (expense) benefit, which are reflected in the net income (loss). The measure of segment assets is reported on the consolidated balance sheets as total assets.

Comprehensive Income

Comprehensive income consists of two components, net income and other comprehensive income. Other comprehensive income refers to revenues, expenses, gains and losses that under U.S. GAAP are recorded as an element of shareholders’ equity but are excluded from net income. Other comprehensive income consists of foreign currency translation adjustments resulting from the Group translating its consolidated financial statements from functional currencies into reporting currency.

Earnings per share

The Group computes earnings per share (“EPS”) according with ASC 260, Earnings per Share (“ASC 260”). ASC 260 requires companies to present basic and diluted EPS. Basic earnings per share is computed by dividing net income attributable to each class of ordinary shareholders by the weighted average number of shares of that particular class outstanding during the year, where each class have differing economic rights to earnings and dividends.

F-14

CHAINON GROUP LIMITED

Notes to Consolidated Financial Statements

For the Years Ended April 30, 2025 and 2024

3. Summary of Significant Accounting Policies (Continued)

Diluted earnings per share is calculated by dividing net income attributable to each class of ordinary shareholders, as adjusted for the effect of dilutive ordinary equivalent shares of that class, if any, by the weighted average number of that particular class of ordinary and dilutive ordinary equivalent shares outstanding during the year, where each class have differing economic rights to earnings and dividends. Ordinary share equivalents are excluded from the computation of diluted earnings per share if their effects would be anti-dilutive. Basic and diluted earnings per ordinary share are presented in the Group’s consolidated statements of operations and comprehensive income.

As stipulated in the Company’s Memorandum and Articles of Association, each Class B Ordinary Share shall be convertible into one Class A Ordinary Share at the option of the holders of Class B Ordinary Shares, at any time and without the payment of any additional sum; Conversely, holders of Class A Ordinary Shares shall have no rights to convert Class A Ordinary Shares into Class B Ordinary Shares under any circumstances. In addition, holders of both Class A and Class B ordinary shares were entitled to receive dividends paid by the Company at the same rate and had equal rights to the surplus assets of the Company upon its liquidation, as stipulated in the Company’s Memorandum and Articles of Association. These shares ranked pari passu in all other respects. Basic and diluted earnings per share are calculated by referring to the rights and characteristics of these two classes of ordinary shares respectively. For the years ended April 30, 2025 and 2024, the Group had no dilutive stocks.

Translation of foreign currencies

The Group’s principal place of operations is Hong Kong. The financial position and results of its operations are predominately determined using HK$, the local currency of the Group, as the functional currency. The Group’s consolidated financial statements are presented in U.S. Dollars (“US$” or “$”). The results of operations and the consolidated statements of cash flows, denominated in the functional currency, are translated to US$ at the average rate of exchange during the reporting period. Assets and liabilities denominated in functional currencies at the balance sheet date are translated to US$ at the applicable rate of exchange in effect at that date. The equity, denominated in the functional currency, is translated to US$ at the historical rate of exchange at the time of the transaction. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income in the consolidated statements of changes in shareholders’ equity. Gains and losses from foreign currency transactions are included in the Group’s consolidated statements of operations and comprehensive income under foreign exchange transaction losses.

The following table outlines the exchange rates that are used in preparing these consolidated financial statements.

	As of April 30,
	2025	2024
Year end spot rates
HK$	US$1 = HK$7.75	US$1 = HK$7.82

	For the Years Ended
	April 30,
	2025	2024
Average rates
HK$	US$1 = HK$7.78	US$1 = HK$7.82

Fair value of financial instruments

The fair value of a financial instrument is defined as the exchange price that would be received from an asset or paid to transfer a liability (as exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

Level 1 – Quoted prices in active markets for identical assets and liabilities.

Level 2 – Quoted prices in active markets for similar assets and liabilities, or other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

As of April 30, 2025 and 2024, financial instruments of the Group comprised primarily cash, accounts receivable, loan receivable, investments in insurance policies, bank overdrafts, accounts payable and other payables. The Group concludes that the carrying amounts of these financial instruments approximate their fair values, due to the short-term nature of these instruments and the terms closely approximating market conditions.

F-15

CHAINON GROUP LIMITED

Notes to Consolidated Financial Statements

For the Years Ended April 30, 2025 and 2024

3. Summary of Significant Accounting Policies (Continued)

Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence of the same party, such as a family member or relative, shareholder, or a related corporation.

Commitments and contingencies

In the normal course of business, the Group is subject to contingencies, such as legal proceedings and claims arising out of its business, which cover a wide range of matters. Liabilities for contingencies are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

If the assessment of a contingency indicates that it is probable that a material loss is incurred and the amount of the liability can be estimated, then the estimated liability is accrued in the Group’s consolidated financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee would be disclosed.

Recent accounting pronouncements

The Group considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued. Under the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”), the Group meets the definition of an emerging growth company, or EGC, and has elected the extended transition period for complying with new or revised accounting standards, which delays the adoption of these accounting standards until they would apply to private companies. Therefore, the Group’s consolidated financial statements may not be comparable to those of companies that comply with public company effective dates.

Recently issued accounting pronouncements adopted

In April 2019, the FASB issued ASU 2019-04, Codification Improvements to Topic 326, Financial Instruments-Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments, which amends and clarifies several provisions of Topic 326. In May 2019, the FASB issued ASU 2019-05, Financial Instruments-Credit Losses (Topic 326) Targeted Transition Relief, which amends Topic 326 to allow the fair value option to be elected for certain financial instruments upon adoption. ASU 2019-10 extended the effective date of ASU 2016-13 until December 15, 2022. This standard replaces the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss (“CECL”) methodology. CECL requires an estimate of credit losses for the remaining estimated life of the financial asset using historical experience, current conditions, and reasonable and supportable forecasts and generally applies to financial assets measured at amortized cost, including loan receivable and held-to-maturity debt securities, and some off-balance sheet credit exposures such as unfunded commitments to extend credit. Financial assets measured at amortized cost will be presented at the net amount expected to be collected by using an allowance for credit losses. The Group adopted this accounting guidance on May 1, 2022. The adoption of the standard did not have a material impact on the Group’s consolidated financial statements.

In November 2023, the FASB issued ASU 2023-07, “Segment Reporting (Topic 280)” (“ASU 2023-07”). The amendments in ASU 2023-07 improve financial reporting by requiring disclosure of incremental segment information on an annual and interim basis for all public entities to enable investors to develop more decision useful financial analyses. Topic 280 requires a public entity to report a measure of segment profit or loss that the chief operating decision maker (CODM) uses to assess segment performance and make decisions about allocating resources. Topic 280 also requires other specified segment items and amounts, such as depreciation, amortization, and depletion expense, to be disclosed under certain circumstances. The amendments in ASU 2023-07 do not change or remove those disclosure requirements. The amendments in ASU 2023-07 also do not change how a public entity identifies its operating segments, aggregates those operating segments, or applies the quantitative thresholds to determine its reportable segments. The amendments in ASU 2023-07 are effective for years beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024, adopted retrospectively. The Group adopted this accounting guidance for the year ended April 30, 2024, and applied it retrospectively to all prior periods presented in the consolidated financial statements. The adoption had no material impact on reportable segments identified and had no effect on the Group’s consolidated financial position, results of operations, or cash flows.

Recent accounting pronouncements not yet adopted

In December 2023, the FASB issued ASU 2023-09, Improvement to Income Tax Disclosure. This standard requires more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. This standard also includes certain other amendments to improve the effectiveness of income tax disclosures. ASU 2023-09 is effective for public business entities, for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. The Group is in the process of evaluation the impact of adopting this new guidance on its consolidated financial statements and related disclosures.

F-16

CHAINON GROUP LIMITED

Notes to Consolidated Financial Statements

For the Years Ended April 30, 2025 and 2024

3. Summary of Significant Accounting Policies (Continued)

In November 2024, the FASB issued ASU No. 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”), and in January 2025, the FASB issued ASU No. 2025-01, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date (“ASU 2025-01”). ASU 2024-03 requires additional disclosure of the nature of expenses included in the income statement as well as disclosures about specific types of expenses included in the expense captions presented in the income statement. ASU 2024-03, as clarified by ASU 2025-01, is effective for annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Both early adoption and retrospective application are permitted. The Group is currently evaluating the impact of this accounting standard update on its consolidated financial statements and related disclosures.

The Group does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the consolidated financial position, consolidated statements of operations and comprehensive income and consolidated statements of cash flows.

4. Risks and Uncertainty

Currency risk

The Group’s operating activities are mainly transacted in HK$ which is also its functional currency. Foreign exchange risk arises from future commercial transactions, recognized assets and liabilities and net investments in foreign operations. The Group considers the foreign exchange risk in relation to transactions denominated in HK$ with respect to US$ is not significant as HK$ is pegged to US$.

The Group considers that the overall foreign exchange risk is not significant, and the Group has not used any instruments or derivatives to manage or hedge the risk.

Credit risks

Financial instruments that potentially subject the Group to the credit risks consist of cash, accounts receivable, loan receivable, investments in life insurance policies. The maximum exposures of such assets to credit risk are their carrying amounts as of the balance sheet dates.

The Group deposits its cash with reputable banks located in Hong Kong. As of April 30, 2025 and 2024, $188,639 and $21,167 were deposited with these banks, respectively. Balances maintained with banks in Hong Kong are insured under the Deposit Protection Scheme introduced by the Hong Kong Government for a maximum amount of HK$500,000 (equivalent to $64,476) and further increased to HK$800,000 (equivalent to $103,162), effective October 1, 2024, for each depositor at one bank, whilst the balances maintained by the Group may at times exceed the insured limits. Cash balances maintained with banks in Hong Kong are not otherwise insured by the Federal Deposit Insurance Corporation or other programs. The Group has not experienced any losses in these bank accounts and management believes that the Group is not exposed to any significant credit risk on cash.

Assets that potentially subject the Group to significant credit risks primarily consist of accounts receivable, loan receivable, and investments in life insurance policies. The Group performs regular and ongoing credit assessments of the counterparts’ financial conditions and credit histories. The Group also assesses historical collection trends, aging of receivables and general economic conditions. The Group considers that it has adequate controls over these receivables in order to minimize the related credit risk. As of April 30, 2025 and 2024, there was no allowance for expected credit losses recognized.

Concentration risks

For the years ended April 30, 2025 and 2024, all of the Group’s assets were located in Hong Kong. At the same time, the Group considers that it is exposed to the following concentrations of risk:

(a)	Major customers

For the year ended April 30, 2025, four customers accounted for 10% or more of the Group’s total revenues. Revenues from these four customers accounted for 25%, 21%, 12% and 10% of the Group’s total revenues, respectively. For the year ended April 30, 2024, three customers accounted for 10% or more of the Group’s total revenues. Revenues from these three customers accounted for 35%, 19% and 14% of the Group’s total revenues, respectively.

	For the year ended April 30, 2025		For the year ended April 30, 2024
Customers	Revenues	% of revenues	Revenues	% of revenues
Customer A	$552,043	25%	$-	-
Customer B	462,303	21%	-	-
Customer C	256,835	12%	-	-
Customer D	218,310	10%	461,547	35%
Customer E	124,750	6%	245,095	19%
Customer F	-	-	184,075	14%
Total	$1,614,241	74%	$890,717	68%

F-17

CHAINON GROUP LIMITED

Notes to Consolidated Financial Statements

For the Years Ended April 30, 2025 and 2024

4. Risks and Uncertainty (Continued)

(b)	Major suppliers

For the year ended April 30, 2025, three suppliers accounted for 10% or more of the Group’s cost of revenues. Cost of revenues from these three suppliers accounted for 34%, 29% and 23% of the Group’s total cost of revenues, respectively. For the year ended April 30, 2024, two suppliers accounted for 10% or more of the Group’s cost of revenues. Cost of revenues from these two suppliers accounted for 48% and 26% of the Group’s total cost of revenues, respectively.

	For the year ended April 30, 2025		For the year ended April 30, 2024
Suppliers	Cost of revenues	% of cost of revenues	Cost of revenues	% of cost of revenues
Supplier A	$335,499	34%	$34,259	4%
Supplier B	288,939	29%	388,971	48%
Supplier C	231,525	23%	215,117	26%
Total:	$855,963	86%	$638,347	78%

(c)	Receivables

The following table sets forth information as to each customer that accounted for 10% or more of the Group’s total accounts receivable as of April 30, 2025 and 2024.

	As of April 30, 2025		As of April 30, 2024
Customers	Accounts receivable	% of accounts receivable	Accounts receivable	% of accounts receivable
Customer A	$120,055	36%	$-	-
Customer G	38,686	12%	-	-
Customer H	36,979	11%	-	-
Customer I	32,238	10%	-	-
Customer E	-	-	25,380	87%
Customer J	-	-	3,836	13%
Total:	$227,958	69%	$29,216	100%

(d)	Payables

As of April 30, 2025, the Group had no outstanding accounts payable. As of April 30, 2024, only one supplier that accounted for 10% or more of the Group’s total accounts payable.

	As of April 30, 2025		As of April 30, 2024
Suppliers	Accounts payable	% of accounts payable	Accounts payable	% of accounts payable
Supplier C	$-	-	$84,183	100%
Total:	$-	-	$84,183	100%

Interest rate risk

Fluctuations in market interest rates may negatively affect the Group’s financial condition and results of operations. The Group is exposed to floating interest rate risk on bank deposits and bank overdrafts, particularly during periods when the interest rate is expected to significant changes. Nevertheless, given the amounts of bank deposits and bank overdrafts in question, the Group considers its interest rate risk to be manageable and not likely to cause significant disruption to the business. The Group has not used any instruments or derivatives to manage or hedge its interest rate risk exposure.

F-18

CHAINON GROUP LIMITED

Notes to Consolidated Financial Statements

For the Years Ended April 30, 2025 and 2024

5. Accounts Receivable

As of April 30, 2025 and 2024, accounts receivable consisted of the following balances:

	As of April 30,
	2025	2024
Third parties
Accounts receivable	$329,999	$3,836
Less: allowance for expected credit losses	-	-
Total accounts receivable – third parties	$329,999	$3,836

Related party
Accounts receivable	$-	$25,380
Less: allowance for expected credit losses	-	-
Total accounts receivable – a related party	$-	$25,380

There was no allowance for expected credit losses recognized for the years ended April 30, 2025 and 2024. In addition, the accounts receivable balance as of April 30, 2025 and 2024, has been fully settled subsequent to the respective year end.

6. Loan Receivable

As of April 30, 2025 and 2024, loan receivable consisted of the following balances:

	As of April 30,
	2025	2024
Loan receivable	$60,430	$60,222
Less: allowance for expected credit losses	-	-
Total loan receivable	$60,430	$60,222

As of April 30, 2025, the loan receivable represented a loan to Winstontech Limited, which was a related party of the Group from October 2020 until it ceased to be a related party on March 25, 2025. The balance was unsecured and bore interest at a flat amount of HK$83,000 (equivalent to $10,658). The loan had a term of 12 months commencing on September 16, 2024 and maturing on September 16, 2025. This balance was fully settled in July 2025.

As of April 30, 2024, the loan receivable represented a loan to an employee of the Group. The balance was unsecured and non-interest bearing. The loan had a term of 24 months commencing on October 31, 2023 and maturing on October 31, 2025. The Group retained the right to demand repayment of the outstanding balance at any time and, accordingly, this loan was classified as a current asset. The balance was fully settled in April 2025.

There was no allowance for expected credit losses recognized for the years ended April 30, 2025 and 2024.

7. Operating lease right-of-use (ROU) assets, Net and Operating Lease Liabilities

The Group has operating lease for office. The lease agreement does not specify an explicit interest rate. The Group’s management believes that using an incremental borrowing rate of 3% p.a. over 1-month Hong Kong Interbank Offered Rate (“HIBOR”) was the most indicative rate of the Group’s borrowing cost for the calculation of the present value of the lease payments at the lease inception; the rate used by the Group was 7.93%.

As of April 30, 2025 and 2024, the Group subsisted of the following non-cancellable lease contract.

Description of lease	Lease term
Office at Flat 411, Wing On Plaza, Tsim Sha Tsui, Hong Kong	2 years from July 1, 2023 to June 30, 2025

Subsequently, on May 26, 2025, the Group entered into another non-cancellable lease contract for office premises on the 21st floor of G.D. Real Estate Tower, Central, Hong Kong, from June 1, 2025, to May 31, 2027, with a third party at a monthly rent of HK$75,000 (equivalent to $9,631).

F-19

CHAINON GROUP LIMITED

Notes to Consolidated Financial Statements

For the Years Ended April 30, 2025 and 2024

7. Operating lease right-of-use (ROU) assets, Net and Operating Lease Liabilities (Continued)

a)	Amounts recognized in the consolidated balance sheets:

	As of April 30,
	2025	2024
Right-of-use assets	$1,815	$11,760

Operating lease liabilities
Current	$-	$20,757
Non-current	-	-
	$-	$20,757

Weighted average remaining lease terms (in years)	0.17	1.17

b)	Information related to operating lease activities during the years ended April 30, 2025 and 2024 are as follows.

	For the Years Ended
	April 30,
	2025	2024
Amortization of ROU assets	$10,004	$7,672
Accretion of interest on operating lease liabilities	840	1,324
Total operating lease expenses	$10,844	$8,996

c)	Lease liabilities under operating lease have been fully settled during the year ended April 30, 2025.

The weighted-average discount rate used to determine the operating lease liabilities as of April 30, 2025 was 7.93%.

F-20

CHAINON GROUP LIMITED

Notes to Consolidated Financial Statements

For the Years Ended April 30, 2025 and 2024

8. Property and Equipment, Net

As of April 30, 2025 and 2024, property and equipment, net, consisted of the following:

	As of April 30,
	2025	2024
Computer and office equipment	$157,889	$96,203
Less: accumulated depreciation	(45,351)	(17,680)
Total property and equipment, net	$112,538	$78,523

Depreciation expense was $27,406 and $15,223 for the years ended April 30, 2025 and 2024, respectively.

9. Investments in Life Insurance Policies

As of April 30, 2025 and 2024, the investments in life insurance policies consisted of the following:

	As of April 30,
	2025	2024
Manulife insurance policy	$200,905	$191,858
Total investments in life insurance policies	$200,905	$191,858

On December 28, 2021, the Group entered into a life insurance policy with Manulife International Limited (“Manulife”) to insure the life of Mr. Wai Lun Lau, who is the ultimate shareholder and director of the Group, with an insurance premium totaling $211,337. The Group is the policy owner and beneficiary of the insurance policy. The insurance premium of $211,337 was fully settled in February 2022. Death compensation under the policy is $700,000. The Group can surrender the life insurance policy at any time with no restrictions and will receive the cash surrender value at the date of termination. This value is determined by the premium paid plus accumulated interest earned, minus the accumulated insurance policy charges and surrender charges, as defined under the policy and provided by the insurer. The policy has been pledged as collateral for banking facilities with an aggregate limit of HK$1.2 million (approximately $154,742) granted by DBS Bank (Hong Kong) Limited (“DBS”).

As of April 30, 2025 and 2024, the investments in the Manulife insurance policy were recognized at their cash surrender values of $200,905 and $191,858, respectively, as defined under the policy.

10. Contract liabilities

The movement in contract liabilities is as follows:

	As of April 30,
	2025	2024
Balance at May 1, 2024 and 2023	$165,790	$204,731
Decrease in contract liabilities as a result of recognizing related portion as revenues during the year	(178,349)	(162,082)
Increase in contract liabilities as a result of billings in advance of performance obligation under related contracts	25,683	123,141
Balance at April 30, 2025 and 2024	$13,124	$165,790

11. Bank Overdrafts

As of April 30, 2025 and 2024, bank overdrafts consisted of the following:

Date of banking		Nature of banking	Amount of	As of April 30,
Facility	Provider	facility	banking facility	2025	2024
December 6, 2022	DBS	Bank overdraft	HK$1,200,000	$-	$152,105
Less: non-current portion				-	-
Amounts classified as current liabilities				$-	$152,105

F-21

CHAINON GROUP LIMITED

Notes to Consolidated Financial Statements

For the Years Ended April 30, 2025 and 2024

11. Bank Overdrafts (Continued)

The bank overdrafts were primarily obtained for general working capital.

The Group obtained a banking facility on bank overdraft from DBS, totaling HK$1.2 million (approximately $154,742) on December 6, 2022. The securities provided under this banking facility include (i) a pledge of the Group’s Manulife insurance policy insuring the life of Mr. Wai Lun Lau, the ultimate shareholder and director of the Group, with a death compensation of $700,000; and (ii) a personal guarantee in full from Mr. Wai Lun Lau. No other significant covenants are identified in the banking facility. The facility is a revolving credit arrangement, which does not prescribe a fixed repayment date. The interest rate applied to the bank overdraft is 3% per annum over 1-month HIBOR.

As at April 30, 2025 and 2024, the bank overdraft balances under this facility were nil and $152,105, respectively. For the years ended April 30, 2025 and 2024, interest expenses incurred on the bank overdraft were $9,450 and $10,817, respectively.

12. Shareholders’ Equity

Ordinary shares

The Company was established under the laws of Cayman Islands on October 9, 2025, with an authorized capital of 40,000 Class A ordinary shares and 10,000 Class B ordinary shares, each with a par value of $1 per share.

As stipulated in the Company’s Memorandum and Articles of Association, each Class B Ordinary Share shall be convertible into one Class A Ordinary Share at the option of the holders of Class B Ordinary Shares, at any time and without the payment of any additional sum; Conversely, holders of Class A Ordinary Shares shall have no rights to convert Class A Ordinary Shares into Class B Ordinary Shares under any circumstances.

In addition, holders of both Class A and Class B ordinary shares were entitled to receive dividends paid by the Company at the same rate and had equal rights to the surplus assets of the Company upon its liquidation, as stipulated in the Company’s Memorandum and Articles of Association. Holders of Class A ordinary shares shall be entitled to one vote on all matters subject to the vote at general meetings of the Company, while holders of Class B ordinary shares shall be entitled to twenty votes on all matters subject to the vote at general meetings of the Company. These shares ranked pari passu in all other respects.

On the date of incorporation, one Class B ordinary share was issued with a par value of $1 per share to the Company’s registered agent. On October 13, 2025, 100% ownership of the Company was transferred from the registered agent to Invincible Legend Limited, which is a BVI company wholly owned by Mr. Wai Lun Lau. On the same date, an additional 8,000 Class A ordinary shares and 1,999 Class B ordinary shares were issued and allotted to Invincible Legend Limited at the time, each with a par value of $1 per share.

On January 27, 2026, the Company effected a 1-for-2,500 share subdivision converting each issued share of $1.00 par value into 2,500 shares of $0.0004 par value. The shareholders of the Company resolved to subdivide its authorized share capital of $50,000 divided into 125,000,000 shares, comprising 100,000,000 Class A and 25,000,000 Class B Ordinary Shares, each with a par value of $0.0004 per share. As a result, 20,000,000 Class A ordinary shares and 5,000,000 Class B ordinary shares were issued and outstanding.

Following the subdivision, on January 27, 2026, the Company further allotted 5,000,000 ordinary shares, par value $0.0004 per share, to its shareholders on a pro rata basis at a ratio of one new share for every five existing shares held, resulting in the issuance of 4,000,000 Class A ordinary shares and 1,000,000 Class B ordinary shares to the Company’s existing shareholders.

In connection with the 1-for-2,500 share subdivision effected on January 27, 2026 and the allotment of 5,000,000 ordinary shares to the Company’s existing shareholders on January 27, 2026, the Company determined that these transactions did not involve any proceeds received by the Company and did not result in any change in the shareholders’ proportionate ownership interests. Accordingly, the Company accounted for these transactions as a share split and a recapitalization prior to the completion of its initial public offering. The effects of the share subdivision and share issuance have been reflected retrospectively for all periods presented for purposes of earnings per share, in accordance with ASC 260, Earnings Per Share.

As of the result of the above transactions, a total of 24,000,000 Class A ordinary shares and 6,000,000 Class B ordinary shares, each with a par value of $0.0004 per share, were issued and outstanding as of April 30, 2025 and 2024. As of the date of these consolidated financial statements are issued, the consideration of these 30,000,000 ordinary shares had not been settled by the Company’s shareholder and was recognized as subscription receivables in these consolidated financial statements.

Forgiveness of loan by the ultimate shareholder

Pursuant to the instruction letter from Mr. Wai Lun Lau dated January 2, 2022, and the related board resolution, Mr. Wai Lun Lau, who is the controlling shareholder of ChainOn HK, at the time agreed to waive the loan due to him by the Group with an amount totaling HK$15,689,296 (approximately $1,999,528), in form of capital contributions to strengthen the capital base of the Group. Accordingly, the balance was recognized as additional paid-in capital under shareholders’ equity.

F-22

CHAINON GROUP LIMITED

Notes to Consolidated Financial Statements

For the Years Ended April 30, 2025 and 2024

13. Income Taxes

Cayman Islands and British Virgin Islands

Under the current and applicable laws of Cayman Islands and British Virgin Islands, the Group is not subject to tax on income or capital gains under this jurisdiction.

Hong Kong

The operating subsidiary of the Group, ChainOn HK, is incorporated in Hong Kong and is subject to Hong Kong Profits Tax on the taxable income as reported in their respective statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. For the years ended April 30, 2025 and 2024, Hong Kong Profits Tax is calculated in accordance with the two-tiered profits tax rates regime. The applicable income tax rate for the first HK$2 million (equivalent to $256,835) of assessable profits is 8.25% whereas assessable profits above HK$2 million (equivalent to $256,835) will be subject to an income tax rate of 16.5%.

The current and deferred portions of the income tax expenses included in the consolidated statements of operations and comprehensive income as determined in accordance with ASC 740 are as follows.

	For the Years Ended
	April 30,
	2025	2024
Current income tax	$-	$-
Deferred taxes	169,020	36,026
Income tax expenses	$169,020	$36,026

A reconciliation of the difference between the expected income tax expense computed at Hong Kong income tax rate of 16.5% and the Group’s reported income tax expense is shown in the following table.

	For the Years Ended
	April 30,
	2025	2024
Profit before income taxes	$1,033,377	$225,718
Hong Kong Profits Tax rate	16.50%	16.50%
Income taxes computed at Hong Kong Profits Tax rate	170,507	37,243
Income not taxable	(1,487)	(1,217)
Income tax expense	$169,020	$36,026

The following table reconciles the statutory tax rate to the Group’s effective tax rate for the years ended April 30, 2025 and 2024.

	For the Years Ended
	April 30,
	2025	2024
Hong Kong Profits Tax rate	16.50%	16.50%
Income not taxable	(0.14%)	(0.54%)
Effective tax rate	16.36%	15.96%

Deferred tax

The Group measures deferred tax assets and liabilities based on the difference between the consolidated financial statement and tax bases of assets and liabilities at the applicable tax rates. Components of the Group’s deferred tax assets and liabilities are as follows.

	As of April 30,
	2025	2024
Deferred tax assets:
Net operating losses carry forwards	$49,580	$203,275
Depreciation and amortization	25,494	39,451
Total deferred tax assets	75,074	242,726

Deferred tax assets, net	$75,074	$242,726

Movement of the Group’s deferred tax assets, net, during the years is as follows.

	For the Years Ended
	April 30,
	2025	2024
Balance at May 1, 2024 and 2023	$242,726	$277,738
Charged to the profit or loss	(169,020)	(36,026)
Effect of exchange rate changes	1,368	1,014
Balance at April 30, 2025 and 2024	$75,074	$242,726

Under relevant Hong Kong tax laws, tax case is normally subject to investigation by the tax authority for up to 6 years of assessment prior to the current year of assessment, unless in a case of fraud or willful evasion, then the investigation can be extended to cover 10 years of assessment.

As of April 30, 2025 and 2024, the Group had no open tax investigation from the tax authority.

F-23

CHAINON GROUP LIMITED

Notes to Consolidated Financial Statements

For the Years Ended April 30, 2025 and 2024

14. Related Party Transaction and Balance

a. Nature of relationships with related parties

Name	Relationship with the Group
Mr. Wai Lun Lau	Ultimate shareholder and director of the Group since Mr. Wai Lun Lau is sole shareholder of Invincible Legend Limited, which is a controlling party of the Group.
Ms. Ho Yin Chan	Member of the immediate family of Mr. Wai Lun Lau, who is the ultimate shareholder and director of the Group.
Winstontech Limited

Under the significant influence of Ms. Ho Yin Chan, a member of the immediate family of Mr. Wai Lun Lau, the ultimate shareholder and director of the Group. Ms. Chan was the sole shareholder of Winstontech Limited.

Ms. Chan ceased to be the sole shareholder of Winstontech Limited with effect from March 25, 2025. Consequently, Winstontech Limited is no longer considered a related party of the Group as of that date.

b. Transactions with related parties

			For the Years Ended
			April 30,
Name		Nature	2025	2024
Winstontech Limited	(1)	Project development service income	$34,858	$245,095
	(2)	Advisory and support service income	77,051	-
	(3)	Sundry income	-	17,619
	(4)	Interest income from loan receivable	$6,629	-

(1)	For the years ended April 30, 2025 and 2024, the amounts represented project development service income earned from Winstontech Limited.

(2)	For the year ended April 30, 2025, the amounts represented advisory and support service income earned from Winstontech Limited.

(3)	For the year ended April 30, 2024, the amounts represented training fee income earned from Winstontech Limited. Training fee income was not part of the principal activities of the Group and, therefore, was recognized as sundry income for that year.

(4)	For the year ended April 30, 2025, the amounts represented interest income earned from loan receivable with Winstontech Limited.

c. Balance with related parties

			As of April 30,
Name		Nature	2025	2024
Winstontech Limited	(1)	Accounts receivable	$-	$25,380
			$-	$25,380

(1)	As of April 30, 2024, the balance represented project development service income receivables from Winstontech Limited. The balance has been fully settled subsequently.

F-24

CHAINON GROUP LIMITED

Notes to Consolidated Financial Statements

For the Years Ended April 30, 2025 and 2024

15. Commitments and Contingencies

Commitments

As of April 30, 2025 and 2024, the Group had neither significant financial nor capital commitment.

Contingencies

As of April 30, 2025 and 2024, the Group was not a party to any material legal or administrative proceedings. The Group further concludes that there were no legal or regulatory proceedings, either individually or in the aggregate, that could have resulted in an unfavorable outcome with a material adverse effect on the Group’s results of operations, financial condition, or cash flows.

16. Segment information

The Group uses the management approach to determine reportable operating segments. The management approach considers the internal organization and reporting used by the Group’s CODM, specifically the Group’s CEO and CFO, for making decisions, allocating resources and assessing performance.

The CODM considers the Group carries out all its business activities and operations in Hong Kong. All transactions are concluded and completed in Hong Kong with similar terms and conditions. Internally, the Group reports costs and expenses by nature as a whole for management decision-making and assessment. Based on management’s assessment, the Group determines that it has only one operating segment and therefore one reportable segment as defined by ASC 280. Furthermore, since all the Group’s revenues are derived in Hong Kong with all operations being carried out in Hong Kong, no geographical segment is presented. The Group concludes that it has only one reportable segment.

The CODM of the Group primarily utilizes the net income to monitor budget-to-actual performance and to assess the adequacy of capital resources for marketing and development. The following table presents the significant revenue and expense categories in the Group’s single operating segment.

	For the Years Ended
	April 30,
	2025	2024

Revenues	$2,209,079	$1,312,610
Cost of revenues	(993,727)	(821,311)
Selling and marketing expenses	(135,275)	(253,008)
General and administrative expenses	(69,417)	(48,941)
Other segment (expenses) income	(146,303)	342
Net income of single operating segment	$864,357	$189,692

17. Subsequent Events

On May 26, 2025, as highlighted in Note 7, the Group entered into another non-cancellable lease contract for office premises on the 21st floor of G.D. Real Estate Tower, Central, Hong Kong, from June 1, 2025, to May 31, 2027, with a third party at a monthly rent of HK$75,000 (equivalent to $9,631).

As highlighted in Note 1, subsequent to April 30, 2025, management effected (i) the Reorganization dated November 12, 2025; (ii) the 1-for-2,500 share subdivision on January 27, 2026; and (iii) the allotment of 5,000,000 ordinary shares to the Company’s existing shareholders on January 27, 2026. All shares and amounts presented in these consolidated financial statements have been retroactively adjusted to reflect these transactions. As a result, a total of 24,000,000 Class A Ordinary Shares and 6,000,000 Class B Ordinary Shares, each with a par value of $0.0004 per share, were issued and outstanding as of April 30, 2025.

The Group evaluates all events and transactions that occur after April 30, 2025 up through the date the Group issues the consolidated financial statements. Other than the event disclosed above and elsewhere in these consolidated financial statements, there is no other subsequent event occurred that would require recognition or disclosure in the Group’s consolidated financial statements.

F-25

CHAINON GROUP LIMITED

Unaudited Condensed Consolidated Balance Sheets

(Expressed in U.S. Dollars, except for the number of shares)

	As of
	October 31, 2025	April 30, 2025
	(Unaudited)	(Audited)
Assets
Current assets
Cash	$248,584	$188,639
Accounts receivable, net	759,354	329,999
Loan receivable	-	60,430
Prepayments and other assets	158,267	-
Total current assets	1,166,205	579,068

Non-current assets
Property and equipment, net	130,386	112,538
Investments in life insurance policies	205,610	200,905
Operating lease right-of-use assets, net	166,663	1,815
Deferred tax assets, net	26,729	75,074
Deferred initial public offering (“IPO”) costs	304,752	140,300
Total non-current assets	834,140	530,632

Total assets	$2,000,345	$1,109,700

Liabilities and shareholders’ equity

Liabilities
Current liabilities
Contract liabilities	$-	$13,124
Income tax payables	54,578	-
Operating lease liabilities, current	111,222	-
Other payables	46,521	26,963
Total current liabilities	212,321	40,087

Non-current liability
Operating lease liabilities, non-current	66,902	-
Total non-current liability	66,902	-

Total liabilities	$279,223	$40,087

Shareholders’ equity
Class A Ordinary Shares, US$0.0004 par value; 100,000,000 Class A Ordinary Shares authorized; 24,000,000 Class A Ordinary Shares issued and outstanding as of October 31, 2025 and April 30, 2025, respectively*	9,600	9,600
Class B Ordinary Shares, US$0.0004 par value per share; 25,000,000 Class B Ordinary Shares authorized; 6,000,000 Class B Ordinary Shares issued and outstanding as of October 31, 2025 and April 30, 2025, respectively*	2,400	2,400
Subscription receivable	(12,000)	(12,000)
Additional paid-in capital	2,000,808	2,000,808
Accumulated losses	(286,431)	(936,711)
Accumulated other comprehensive income	6,745	5,516
Total shareholders’ equity	1,721,122	1,069,613

Total liabilities and shareholders’ equity	$2,000,345	$1,109,700

* The shares and per share data are presented on a retroactive basis to reflect the effect of the Reorganization (Note 1) and share recapitalization (Note 14).

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-26

CHAINON GROUP LIMITED

Unaudited Condensed Consolidated Statements of Operations and Comprehensive Income

(Expressed in U.S. dollar, except for the number of shares)

	For the Six Months Ended
	October 31,
	2025	2024
	(Unaudited)	(Unaudited)
Project development service income	$1,876,335	$445,569
Project development service income - a related party	-	34,808
Advisory and support service income	722,821	306,607
Total revenues	2,599,156	786,984

Cost of revenues	(1,447,282)	(372,728)
Total cost of revenues	(1,447,282)	(372,728)

Gross profit	1,151,874	414,256

Operating expenses
Selling and marketing expenses	(67,921)	(86,933)
General and administrative expenses	(339,222)	(19,491)
Total operating expenses	(407,143)	(106,424)

Income from operations	744,731	307,832

Other income, net
Foreign exchange transaction gains (losses)	1,154	(1,180)
Interest expense	(2,164)	(4,637)
Interest income	4,016	-
Interest income – a related party	-	1,341
Government grants	-	21,159
Sundry income	4,745	8,720
Total other income, net	7,751	25,403

Income before income tax expenses	752,482	333,235
Income tax expenses	(102,202)	(53,741)
Net income	650,280	279,494

Other comprehensive income
Foreign currency translation adjustments	1,229	2,079
Total comprehensive income	$651,509	$281,573

Earnings per share*:
Ordinary Shares - Basic and diluted	$0.02	$0.01

Weighted average number of ordinary shares outstanding*:
Ordinary shares - Basic and diluted	30,000,000	30,000,000

* The shares and per share data are presented on a retroactive basis to reflect the effect of the Reorganization (Note 1) and share recapitalization (Note 14).

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-27

CHAINON GROUP LIMITED

Unaudited Condensed Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in U.S. dollar, except for the number of shares)

For the Six Months Ended October 31, 2024
	Class A Ordinary shares		Class B Ordinary shares
	Number issued	Amount	Number issued	Amount	Subscription receivable	Additional paid-in capital	Accumulated losses	Accumulated other comprehensive income	Total
Balance as of April 30, 2024 (Audited)	24,000,000	$9,600	6,000,000	$2,400	$(12,000)	$2,000,808	$(1,801,068)	$209	$199,949

Net income	-	-	-	-	-	-	279,494	-	279,494
Foreign currency translation adjustment	-	-	-	-	-	-	-	2,079	2,079

Balance as of October 31, 2024 (Unaudited)	24,000,000	$9,600	6,000,000	$2,400	$(12,000)	$2,000,808	$(1,521,574)	$2,288	$481,522

For the Six Months Ended October 31, 2025
	Class A Ordinary shares		Class B Ordinary shares
	Number issued	Amount	Number issued	Amount	Subscription receivable	Additional paid-in capital	Accumulated losses	Accumulated other comprehensive income	Total
Balance as of April 30, 2025 (Audited)	24,000,000	$9,600	6,000,000	$2,400	$(12,000)	$2,000,808	$(936,711)	$5,516	$1,069,613

Net income	-	-	-	-	-	-	650,280	-	650,280
Foreign currency translation adjustment	-	-	-	-	-	-	-	1,229	1,229

Balance as of October 31, 2025 (Unaudited)	24,000,000	$9,600	6,000,000	$2,400	$(12,000)	$2,000,808	$(286,431)	$6,745	$1,721,122

* The shares and per share data are presented on a retroactive basis to reflect the effect of the Reorganization (Note 1) and share recapitalization (Note 14).

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-28

CHAINON GROUP LIMITED

Unaudited Condensed Consolidated Statements of Cash Flows

(Expressed in U.S. dollar)

	For the Six Months Ended
	October 31,
	2025	2024
	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net income	$650,280	$279,494
Adjustments to reconcile net income to net cash provided by operating activities:
Allowance for expected credit losses	20,678	-
Depreciation	20,630	11,791
Change in cash surrender value of investments in life insurance policies	(5,113)	(7,530)
Amortization of operating lease right-of-use assets	43,655	4,575
Deferred tax expense	47,920	53,741
Interest income – a related party	-	(1,341)

Change in operating assets and liabilities:
Accounts receivable, net	(448,412)	10,621
Prepayments and other assets	(157,406)	16,029
Accounts payable	-	(72,132)
Contract liabilities	(13,023)	18,504
Operating lease liabilities	(30,456)	(20,818)
Income tax payables	54,281	-
Other payables	19,509	-
Net cash provided by operating activities	202,543	292,934

Cash flows from/ (for) investing activities:
Purchases of property and equipment	(38,626)	(60,526)
Drawdown of loan receivable	-	(450,616)
Repayment on loan receivable	59,970	194,916
Net cash provided by (used in) investing activities	21,344	(316,226)

Cash flows (for)/ from financing activities:
Proceeds from bank overdrafts	-	2,063
Payments of offering costs related to Initial Public Offering (“IPO”)	(163,861)	-
Net cash (used in) provided by financing activities	(163,861)	2,063

Net increase (decrease) in cash	60,026	(21,229)
Effect of exchange rate changes on cash	(81)	62
Cash, beginning of period	188,639	21,167
Cash, end of period	$248,584	$-

Supplemental disclosures of cash flow information:
Interest paid	$2,164	$4,637

Supplemental non-cash investing and financing activities
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	$208,746	$-

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-29

CHAINON GROUP LIMITED

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended October 31, 2025 and 2024

1. Organization and Description of Business

ChainOn Group Limited (the “Company”) is a company incorporated in the Cayman Islands with limited liability on October 9, 2025. The Company is a parent holding company with no operations.

ChainOn Technology Limited (“ChainOn BVI”), a wholly-owned subsidiary of the Company, is a company incorporated in the British Virgin Islands (“BVI”) as a business company on October 10, 2025. ChainOn BVI has 10,000 ordinary shares outstanding with US$1 par value per share. ChainOn BVI is a pure holding company with no operations.

ChainOn Technology (HK) Limited (“ChainOn HK”), a wholly-owned subsidiary of ChainOn BVI, is a company incorporated in Hong Kong with limited liability on December 29, 2017, with a share capital of HK$10,000 (approximately $1,280). ChainOn HK was originally incorporated under the name Success Illusion Limited and subsequently changed its name to ChainOn Technology (HK) Limited with effect from July 19, 2019. ChainOn HK does not have any subsidiaries or associates. ChainOn HK is primarily engaged in providing integrated technology-related services, including software system development and implementation, advisory and support. ChainOn HK primarily generates service income from engaging customers with these comprehensive software development solutions and technology-related services.

The Company together with its subsidiaries (collectively, “the Group”) primarily operate in Hong Kong, focusing on the provision of integrated technology-related services, including software system development and implementation, advisory and support.

The accompanying unaudited condensed consolidated financial statements reflect the activities of the Company, and each of the following entities as of October 31, 2025:

Name of Company	Place of Incorporation	Attributable equity interest %	Issued share capital
ChainOn BVI	British Virgin Islands	100%	US$	10,000
ChainOn HK	Hong Kong	100%	HK$	10,000

Reorganization

The Reorganization was completed on November 12, 2025 through a series of planned transactions. As a result of the Reorganization, the Company has become the holding company for all previously mentioned entities.

Immediately prior to the Reorganization, ChainOn HK was wholly owned and controlled by Mr. Wai Lun Lau. The Company was incorporated in the Cayman Islands on October 9, 2025, by a registered agent for the sole purpose of serving as the holding company of the Group. On the date of incorporation, one Class B ordinary share was issued, with a par value of $1 per share. On October 13, 2025, 100% ownership of the Company was transferred from the registered agent to Invincible Legend Limited, a BVI company wholly owned by Mr. Wai Lun Lau. Subsequently, on the same day, an additional 8,000 Class A ordinary shares and 1,999 Class B ordinary shares, each with a par value of $1 per share, were allotted and issued to Invincible Legend Limited.

ChainOn BVI was incorporated on October 10, 2025. It has been wholly owned and controlled by the Company since its incorporation. Prior to the Reorganization, ChainOn BVI did not engage in any business activities and serves solely as an intermediate holding company. On November 12, 2025, ChainOn BVI acquired 10,000 shares of ChainOn HK from Mr. Wai Lun Lau, representing the entire issued share capital of ChainOn HK at that time, for a consideration of HK$10,000 (approximately $1,280), thereby completing the Reorganization.

Immediately before and after the Reorganization, the Company, ChainOn BVI and ChainOn HK remained under the common ownership and control of Mr. Wai Lun Lau. Accordingly, the Reorganization is accounted for as a transaction among entities under common control in accordance with ASC 805-50.

On January 27, 2026, the Company effected a 1-for-2,500 share subdivision, converting each issued ordinary share with a par value of $1.00 into 2,500 ordinary shares with a par value of $0.0004 per share. Following the stock split, the Company’s authorized share capital of $50,000 was divided into 125,000,000 ordinary shares, comprising 100,000,000 Class A ordinary shares and 25,000,000 Class B ordinary shares, each with a par value of $0.0004 per share. As a result, 20,000,000 Class A ordinary shares and 5,000,000 Class B ordinary shares were issued and outstanding.

On the same day, the Company further allotted 5,000,000 ordinary shares, par value $0.0004 per share, to its shareholders on a pro rata basis at a ratio of one new share for every five existing shares held, resulting in the issuance of 4,000,000 Class A ordinary shares and 1,000,000 Class B ordinary shares to the Company’s existing shareholders.

In connection with the 1-for-2,500 share subdivision effected on January 27, 2026 and the allotment of 5,000,000 ordinary shares to the Company’s existing shareholders on January 27, 2026, the Company determined that these transactions did not involve any proceeds received by the Company and did not result in any change in the shareholders’ proportionate ownership interests. Accordingly, the Company accounted for these transactions as a share split and a recapitalization prior to the completion of its initial public offering. The effects of the share subdivision and share issuance have been reflected retrospectively for all periods presented for purposes of earnings per share, in accordance with ASC 260, Earnings Per Share.

Following the above transactions, the consolidation of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in these consolidated financial statements. Results of operations for the periods presented comprise those of the previously separate entities combined from the beginning of the period to the end of the period, eliminating the effects of intra-group transactions.

The movement in the Company’s authorized share capital and the number of Class A and Class B ordinary shares outstanding and issued in the Company are also detailed in the Note 14.

2. Liquidity

In assessing the Group’s liquidity, the Group monitors and analyzes its cash on-hand and its operating and capital expenditure commitments. The Group’s liquidity needs are to meet its working capital requirements, operating expenses and capital expenditure obligations. Bank overdrafts and cash generated from operations have been utilized to finance the working capital requirements of the Group.

As of October 31, 2025, the Group had positive working capital of $953,884, which included $248,584 in cash. Additionally, as of April 30, 2025, the Group had positive working capital of $538,981, which included $188,639 in cash.

Considering all facts and information on hand, management expects the Group’s cash on hand is sufficient to finance its working capital requirements within the normal operating cycle of a twelve-months period from the date these unaudited condensed consolidated financial statements are issued.

If the Group is unable to have sufficient fund to finance its working capital requirements within the normal operating cycle of a twelve-months period from the date these unaudited condensed consolidated financial statements are issued, the Group may consider supplementing its available sources of funds through the following sources:

●	additional equity financing from shareholders and third-party investors; and/or

●	financial support from financial institutions, the Group’s shareholders and related parties.

Based on the above considerations, management is of the opinion that the Group has sufficient funds to meet its working capital requirements and current liabilities as they become due within twelve months from the date these unaudited condensed consolidated financial statements are issued. However, there is no assurance that the Group will be successful in implementing its plans. There are a number of factors that could potentially arise and could undermine the Group’s plans, such as changes in the demand for the Group’s services, general market conditions, and competitive environment of the capital market industry in Hong Kong and changes in regulatory requirements, etc.

F-30

CHAINON GROUP LIMITED

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended October 31, 2025 and 2024

3. Summary of Significant Accounting Policies

Basis of presentation and principle of consolidation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”). The Company maintains its general ledger and journals using the accrual method of accounting.

The unaudited condensed consolidated financial statements for the six months ended October 31, 2025 and 2024 include all adjustments (consisting of only normal recurring adjustments) considered necessary to present fairly the financial position, results of operations and cash flows for such interim periods. The results of operations for the six months ended October 31, 2025 and 2024 are not necessarily indicative of results to be expected for the full years ending or ended April 30, 2026 and 2025. Accordingly, these unaudited condensed consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the years ended April 30, 2025 and 2024.

These unaudited condensed consolidated financial statements include the financial statements of the Company and its subsidiaries. All intercompany transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power; or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors.

Use of estimates and assumptions

The preparation of unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the unaudited condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and judgments are based on historical information, information that is currently available to the Group and on various other assumptions that the Group believes to be reasonable under the circumstances. Significant estimates required to be made by management include, but not limited to, allowance for expected credit losses against accounts receivable and loan receivable, determination of the useful lives of long-lived assets, impairment of long-lived assets, valuation allowance for deferred tax assets, accounting of operating lease right-of-use assets, and operating lease liabilities. Actual results could differ from the estimates, and as such, differences could be material to the unaudited condensed consolidated financial statements.

Cash

Cash includes balances maintained with banks in Hong Kong that can be added or withdrawn without limitation.

Accounts receivable, net

Accounts receivable represent income earned from the provision of project development services and advisory and support services for which the Group has not yet received payment. Accounts receivable is recorded at the invoiced amount and adjusted to amounts management expects to collect from balances outstanding at year end. In accordance with ASC 326 Financial Instruments-Credit Losses (ASC 326), the Group estimates the allowance for expected credit losses based on expected future uncollectible accounts receivable using forecasts of future economic conditions in addition to information about past events and current conditions. Management provides an allowance for expected credit losses based on the Group’s historical losses, specific customer circumstances, and general economic conditions. Periodically, management reviews accounts receivable and adjusts the allowance based on current circumstances and charges off uncollectible receivables when all attempts to collect have been exhausted and the prospects for recovery are remote. As of October 31, 2025 and April 30, 2025, the Group recorded an allowance for expected credit losses against accounts receivable of $20,791 and $nil, respectively.

Loan receivable

Loan receivable represents loan to employees, customers and related parties. Loan receivable is initially recognized at their fair value and is subsequently measured at amortized cost using the effective interest method, less any allowance for expected credit losses (“ECL”). The Group assesses credit risk and evaluates collectability of loan receivable on an ongoing basis in accordance with ASC 326, Financial Instruments – Credit Losses. The Group reviews loan receivable on a regular basis and makes allowance for expected credit losses if there is evidence indicating that loan receivable may be unrecoverable based on the Group’s historical losses, specific customer circumstances, and general economic conditions. As of October 31, 2025, the Company had no loan receivables outstanding. As of April 30, 2025, the Company had no allowance for expected credit losses related to loan receivables. The loan receivable balance outstanding as of April 30, 2025 was fully settled in July 2025.

Prepayments and other assets

Prepayments and other assets are comprised of other receivables and prepaid expenses, including prepayment made to suppliers and rental deposits. Among prepayments and other assets, the Group reviews other assets on a regular basis and also makes allowance for expected credit losses if there is evidence indicating that other assets may be unrecoverable based on the Group’s historical losses, specific customer circumstances, and general economic conditions. As of October 31, 2025 and April 30, 2025, no allowance for expected credit loss against other assets was recognized.

Investments in life insurance policies

The Group invests in corporate-owned life insurance policies in order to insure against the loss of respective key person of the Group and the Group is the beneficiary of these life insurance policies. The Group accounts for the life insurance policies in accordance with ASC 325-30, Investments in Insurance Contracts.

Investments in life insurance policies are reported as assets and are subsequently measured at the amounts that could be realized under the policies, i.e., the cash surrender values, as of the period end dates, less an allowance for expected credit losses. The change in cash surrender values during the period is recognized as an expense or income and reported in the unaudited condensed consolidated statements of income and comprehensive income. The Group does not recognize income from death benefits on an actuarially expected basis.

F-31

CHAINON GROUP LIMITED

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended October 31, 2025 and 2024

3. Summary of Significant Accounting Policies (Continued)

The Group intends to retain the life insurance policies for the long-term purpose. Consequently, the Group has classified the investments in life insurance policies as non-current assets.

The Group adopted ASC 326 on the investments in life insurance policies. The new credit losses guidance replaces the old model for measuring the allowance for credit losses with a model that is based on the expected losses. Under this accounting guidance, the Group measures expected credit losses on its investments in life insurance policies using the current expected credit loss model under ASC 326. As of October 31, 2025 and April 30, 2025, no allowance for expected credit loss against investments in life insurance policies was recognized.

Leases

The Group adopted ASU No. 2016-02, Leases (“ASC 842”), which generally requires lessees to recognize operating and financing lease liabilities and corresponding right-of-use assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from leasing arrangements.

The Group is a lessee of non-cancellable operating leases for corporate office premises. The Group determines if an arrangement is a lease at inception. A lease for which substantially all the benefits and risks incidental to ownership remain with the lessor is classified by the lessee as an operating lease. All leases of the Group are currently classified as operating leases. Operating leases are included in operating lease right-of-use (“ROU”) assets, operating lease liabilities on the Group’s unaudited condensed consolidated balance sheets.

ROU assets represent the Group’s right to use an underlying asset for the lease term and operating lease liabilities represent its obligation to make lease payments arising from the lease. ROU assets and operating lease liabilities are recognized at lease commencement date based on the present value of lease payments over the lease term.

When determining the lease term, at lease commencement date, the Group considers options to extend or terminate the lease when it is reasonably certain that it will exercise or not exercise that option. The interest rate used to determine the present value of future lease payments is the Group’s incremental borrowing rate based on the information available at the lease commencement date.

The lease standard (ASC 842) provides practical expedients for an entity’s ongoing accounting. The Group elects to apply short-term lease exception for leases with a lease term of 12 months or less at commencement. Accordingly, ROU assets and operating lease liabilities do not include leases with a lease term of 12 months or less.

The Group evaluates the impairment of its ROU assets consistently with the approach applied for its other long-lived assets. The Group reviews the recoverability of its long-lived assets when events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the assets from the expected undiscounted future pre-tax cash flows of the related operations. As of October 31, 2025 and April 30, 2025, the Group did not recognize any impairment loss against its ROU assets.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment losses. Depreciation is provided using the straight-line method based on the estimated useful life. The estimated useful lives of property and equipment are as follows:

Computer and office equipment	5 years
Leasehold improvements	Shorter of lease term or 5 years

Expenditures for repairs and maintenance, which do not materially extend the useful lives of the assets, are expensed as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets disposed of or retired are removed from the accounts, and any resulting gain or loss is reflected in the unaudited condensed consolidated statements of operations and comprehensive income under other income or expenses.

F-32

CHAINON GROUP LIMITED

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended October 31, 2025 and 2024

3. Summary of Significant Accounting Policies (Continued)

Impairment of long-lived assets

The Group reviews long-lived assets, including property and equipment and ROU assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the undiscounted future pre-tax cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Fair value is generally determined by discounting the cash flows expected to be generated by the asset (asset group), when the market prices are not readily available. The adjusted carrying amount of the asset is the new cost basis and is depreciated over the asset’s remaining useful life. Long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. As of October 31, 2025 and April 30, 2025, no impairment of long-lived assets was recognized.

Deferred initial public offering (“IPO”) costs

Deferred IPO costs consist of costs incurred in connection with the Group’s planned IPO in the United States. These costs, together with the underwriting discounts and commissions, will be charged against the gross proceeds of the offering as a reduction of additional paid-in capital upon completion of the planned IPO or charged to the unaudited condensed consolidated statements of operations and comprehensive income if the planned IPO is not completed. As of October 31, 2025 and April 30, 2025, the Group had deferred IPO costs of $304,752 and $140,300, respectively.

Contract assets and Contract liabilities

Contract assets are recorded on the unaudited condensed consolidated balance sheets when revenues recognized to date exceeds cumulative billings to customers. Provisions for estimated losses on contract assets are accounted for in the period such losses are identified. As of October 31, 2025 and April 30, 2025, no contract assets were recognized.

Contract liabilities represent the amounts of cash collected from customers, or billings to customers for work yet to be performed that exceed the revenues recognized to date in relation to uncompleted contracts. As of October 31, 2025 and April 30, 2025, contract liabilities amounted to $nil and $13,124, respectively. Additionally, these amounts are expected to be recognized as revenues within a twelve-month period from the reporting date of these unaudited condensed consolidated financial statements, therefore being classified as current liabilities on the unaudited condensed consolidated balance sheets.

Bank overdrafts

Bank overdrafts represent the amount by which funds disbursed by bank exceed funds held on deposit for a given bank account. Bank overdrafts are classified as current liabilities in the unaudited condensed consolidated balance sheets and recorded at the amount due to the bank as of the reporting date.

Revenue recognition

The Group follows the rules and guidance set out under ASC 606, Revenue from Contracts with Customers (“ASC 606”), when recognizing revenues from contracts with customers. The core principle of ASC 606 requires an entity to recognize revenues to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied. In accordance with ASC 606, revenues are recognized when the Group satisfies the performance obligations by delivering the promised services to the customers, in an amount that reflects the consideration the Group expects to be entitled to in exchange for those services. The following five steps are applied to achieve that core principle:

Step 1: Identify the contract with the customer;

Step 2: Identify the performance obligations in the contract;

Step 3: Determine the transaction price;

Step 4: Allocate the transaction price to the performance obligations in the contract; and

Step 5: Recognize revenues when the company satisfies a performance obligation.

The Group enters into service agreements with its customers that outline the rights, responsibilities, and obligations of each party. The agreements also identify the scope of services, service fees, and payment terms. Agreements are acknowledged and signed by both parties. All the contracts have commercial substance, and it is probable that the Group will collect considerations from its customers for service component.

The Group derives its revenues from two main sources: (1) project development services; and (2) advisory and support services.

F-33

CHAINON GROUP LIMITED

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended October 31, 2025 and 2024

3. Summary of Significant Accounting Policies (Continued)

Project development services

The Group engages in distinct contracts with its customers to deliver project development services. Billing occurs based on predefined milestones in the contracts. A credit term of 180 days from the date the invoice is given to customers. Upon the completion of each milestone, the completion of the services would be confirmed upon receipt of a signed confirmation letter from the customers. The duration of projects typically ranges from one to six months, depending on their complexity and the requirements specified in the contracts.

A 10-day warranty provision is included in these contracts. The warranty services are not separately priced in the contract, and there is no option to purchase them independently for a stated amount distinct from the project price. These warranties only cover reported defects or non-conformance necessary to ensure compliance with the specifications outlined in the contracts. Therefore, they qualify as assurance-type warranties, representing no separate performance obligation under ASC 606, and no allocation of the transaction price is required.

The various components of the project development services are interdependent and interrelated, functioning together to deliver a combined outcome. They function together to deliver a single, customized, and integrated solution. The services are not distinct within the context of the contract because the customer cannot benefit from them on a standalone basis; their value is realized only when they are combined into the functional, integrated solution. Accordingly, the project solution services are treated as a single performance obligation.

The contracts explicitly outline transaction prices as fixed amounts with no variable considerations. Customers simultaneously receive and consume the benefits provided by the Group’s performance as the Group performs if another service provider would not need to substantially re-perform the work completed to date. Furthermore, the solutions are tailored and customized for specific customers, have no alternative use, and the Group has an enforceable right to payment for performance completed to date. The Group recognizes revenues from project development services to satisfy a performance obligation over time in accordance with ASC 606-10-25-27.

The Group measures progress toward complete satisfaction of its performance obligations using an input method based on costs incurred relative to total expected costs. Management believes this method provides a reasonable measure of progress because the costs incurred are directly correlated with the transfer of value to the customer. Accordingly, the portion of revenues recognized reflects the extent of services provided to date. Costs typically include subcontractor costs and other costs directly related to contract performance. At contract inception, the Group establishes the total estimated cost to complete the project based on subcontractors’ quotations and historical data from similar projects. Changes in estimated costs to complete these obligations result in adjustments to revenues on a cumulative catch-up basis, which causes the effect of revised estimates to be recognized in the current period. Changes in estimates can routinely occur over the contract term for a variety of reasons including, unanticipated changes in scope, unanticipated costs, delays or favorable or unfavorable progress than original expectations. When the outcome of the contract cannot be reasonably measured, revenue is recognized only to the extent of contract costs incurred that are expected to be recovered. In situations where the estimated costs to perform exceeds the consideration to be received, the Group accrues the entire estimated loss during the period the loss becomes known.

As of October 31, 2025, and April 30, 2025, there were neither contract assets nor contract liabilities for project development services.

Advisory and support services

The Group enters into distinct contracts with its customers to provide ongoing IT-related advisory and support services. In general, the service period would be on a monthly, or quarterly basis, depending on the terms agreed upon in the contracts. The service will be automatically renewed until a mutual agreement is reached or other conditions outlined in the contracts are met. Billing occurs on a monthly, or quarterly basis as outlined in the contracts. A credit term of 180 days from the date the invoice is given to customers.

Under advisory and support service contracts, the Group commits to delivering a variety of advisory and support services during the contract period. Although the contracts may specify discrete activities, such as on-going maintenance, system upgrades, troubleshooting and support services, these services are highly interrelated and collectively contribute to a single, integrated service offering. The services are provided concurrently and are not capable of being distinct in the context of the contract. Accordingly, they are accounted for as a single performance obligation.

Transaction prices for advisory and support services are explicitly written in contracts as a fixed amount without variable consideration. The Group does not incur significant upfront costs in fulfilling these contracts. Under the contract terms, the customer has unlimited access to the Group’s services during the contract period. The amount of services actually used by the customer does not affect the remaining service entitlement, and the customer is obligated to pay regardless of the frequency of usage. The Group is continuously available to provide services throughout the term and maintains the ability to fulfill service requests as needed. In accordance with ASC 606-10-25-27, these services represent stand-ready obligations, for which the customer simultaneously receives and consumes the benefits as the Group performs. The Group applies a time-based measure of progress to recognize revenues, as the services are provided evenly over the contract period. Therefore, revenues are recognized on a straight-line basis over the term of the contract, which accurately reflects the transfer of benefits to the customer over time.

As of October 31, 2025 and April 30, 2025, contract liabilities for advisory and support services amounted to $nil and $13,124, respectively, are expected to be recognized as revenues within a twelve-month period from the year end date using a straight-line basis. No contract assets for advisory and support services were recognized as of October 31, 2025 and April 30, 2025.

F-34

CHAINON GROUP LIMITED

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended October 31, 2025 and 2024

3. Summary of Significant Accounting Policies (Continued)

Sources of revenues

Disaggregated information of revenues by major sources are as follows:

	For the Six Months Ended
	October 31,
	2025	2024
	(Unaudited)	(Unaudited)
Revenues from contracts with customers recognized over time
Third parties
Project development services	$1,876,335	$445,569
Advisory and support services	722,821	306,607
Total	$2,599,156	$752,176

Related party
Project development services	$-	$34,808
Total	$-	$34,808

Government grants

Government grants relate to funding granted under Cyberport Creative Micro Fund by Hong Kong Cyberport Management Company Limited to support innovation, high potential digital tech projects and early-stage start-ups with business elements. The Group recognizes government grants as other income upon meeting all attached conditions, or when it is reasonably assured that these conditions will be met and receipt of the grants is probable.

Government grants received and recognized as other income in the unaudited condensed consolidated statements of operations and comprehensive income amounted to $nil and $21,159 for the six months ended October 31, 2025 and 2024, respectively. To qualify for these grants, the Group complied with specific requirements and conditions.

Cost of revenues

Cost of revenues primarily consists of subcontracting and labor costs directly attributable to the provision of our technology-related services, including project development, advisory, and support services. These costs are expensed as incurred.

Employee benefit plan

Employees of the Group located in Hong Kong participate in compulsory retirement benefit schemes, as mandated by local laws. In Hong Kong, contributions to the scheme are made by both the Group and its employees at a rate of 5% of the employees’ relevant salary income, subject to a cap on monthly relevant income of HK$30,000 (equivalent to $3,852). For the six months ended October 31, 2025 and 2024, the total amounts charged to the unaudited condensed consolidated statements of operations and comprehensive income for the Group’s contributions to these retirement benefit schemes were $18,886 and $6,972, respectively.

Borrowing costs

All borrowing costs are recognized as interest expense in the unaudited condensed consolidated statements of operations and comprehensive income in the period in which they are incurred.

Income taxes

The Group accounts for income taxes under ASC 740, Income Taxes. Provision for income taxes consists of current taxes and deferred taxes.

Current tax is recognized based on the results for the year as adjusted for items which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is recognized in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the unaudited condensed consolidated financial statements and the corresponding tax basis. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized, or the liability is settled. Deferred tax is charged or credited in the unaudited condensed consolidated statements of operations and comprehensive income (loss), except when it is related to items credited or charged directly to equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

F-35

CHAINON GROUP LIMITED

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended October 31, 2025 and 2024

3. Summary of Significant Accounting Policies (Continued)

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. The Group did not have any significant uncertain tax positions nor interest and penalty associated with tax positions as of October 31, 2025 and April 30, 2025.

Segment reporting

In November 2023, the FASB issued Accounting Standards Update, or ASU 2023-07 – Improvements to Reportable Segment Disclosures, which enhances the disclosures required for reportable segments in annual and interim financial statements, including additional, more detailed information about a reportable segment’s expenses. The standard is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The Group adopted ASU 2023-07 since the fiscal year ended April 30, 2024, retrospectively to all periods presented in the unaudited condensed consolidated financial statement. The adoption of this ASU had no material impact on reportable segments identified and had no effect on the Group’s financial position, results of operations, or cash flows.

Based on the criteria established by ASC 280, Segment Reporting, the Group uses the management approach in determining its operating segments. The Group’s chief operating decision maker (“CODM”), specifically the Group’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), reviews the results when making decisions, allocating resources and assessing performance of the Group. The Group carries out all its business activities and operations in Hong Kong. All transactions are concluded and completed in Hong Kong with similar terms and conditions. Internally, the Group reports costs and expenses by nature as a whole for management decision-making and assessment. Therefore, the Group has only one operating segment and one reportable segment.

The Group’s CODM assesses performance for the segment and decides how to allocate resources by regularly reviewing the segment net income (loss) that also is reported as net income (loss) on the unaudited condensed consolidated statements of operations and comprehensive income (loss), after taking into account the Group’s strategic priorities, its cash balance, and its expected use of cash. Further, the CODM reviews and utilizes functional expenses (i.e., selling and marketing and general and administrative) as a whole to manage the Group’s operations. Other segment items included interest expense, other income, and income tax (expense) benefit, which are reflected in the net income (loss). The measure of segment assets is reported on the unaudited condensed consolidated balance sheets as total assets.

F-36

CHAINON GROUP LIMITED

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended October 31, 2025 and 2024

3. Summary of Significant Accounting Policies (Continued)

Comprehensive Income

Comprehensive income consists of two components, net income and other comprehensive income. Other comprehensive income refers to revenues, expenses, gains and losses that under U.S. GAAP are recorded as an element of shareholders’ equity but are excluded from net income. Other comprehensive income consists of foreign currency translation adjustments resulting from the Group translating its unaudited condensed consolidated financial statements from functional currencies into reporting currency.

Earnings per share

The Group computes earnings per share (“EPS”) according with ASC 260, Earnings per Share (“ASC 260”). ASC 260 requires companies to present basic and diluted EPS. Basic earnings per share is computed by dividing net income attributable to each class of ordinary shareholders by the weighted average number of shares of that particular class outstanding during the year, where each class have differing economic rights to earnings and dividends.

Diluted earnings per share is calculated by dividing net income attributable to each class of ordinary shareholders, as adjusted for the effect of dilutive ordinary equivalent shares of that class, if any, by the weighted average number of that particular class of ordinary and dilutive ordinary equivalent shares outstanding during the year, where each class have differing economic rights to earnings and dividends. Ordinary share equivalents are excluded from the computation of diluted earnings per share if their effects would be anti-dilutive. Basic and diluted earnings per ordinary share are presented in the Group’s consolidated statements of operations and comprehensive income.

As stipulated in the Company’s Memorandum and Articles of Association, each Class B Ordinary Share shall be convertible into one Class A Ordinary Share at the option of the holders of Class B Ordinary Shares, at any time and without the payment of any additional sum; Conversely, holders of Class A Ordinary Shares shall have no rights to convert Class A Ordinary Shares into Class B Ordinary Shares under any circumstances. In addition, holders of both Class A and Class B ordinary shares were entitled to receive dividends paid by the Company at the same rate and had equal rights to the surplus assets of the Company upon its liquidation, as stipulated in the Company’s Memorandum and Articles of Association. These shares ranked pari passu in all other respects. Basic and diluted earnings per share are calculated by referring to the rights and characteristics of these two classes of ordinary shares respectively. For the six months ended October 31, 2025 and 2024, the Group had no dilutive stocks.

Translation of foreign currencies

The Group’s principal place of operations is Hong Kong. The financial position and results of its operations are predominately determined using HK$, the local currency of the Group, as the functional currency. The Group’s unaudited condensed consolidated financial statements are presented in U.S. Dollars (“US$” or “$”). The results of operations and the unaudited condensed consolidated statements of cash flows, denominated in the functional currency, are translated to US$ at the average rate of exchange during the reporting period. Assets and liabilities denominated in functional currencies at the balance sheet date are translated to US$ at the applicable rate of exchange in effect at that date. The equity, denominated in the functional currency, is translated to US$ at the historical rate of exchange at the time of the transaction. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the unaudited condensed consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the unaudited condensed consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income in the unaudited condensed consolidated statements of changes in shareholders’ equity. Gains and losses from foreign currency transactions are included in the Group’s unaudited condensed consolidated statements of operations and comprehensive income under foreign exchange transaction losses.

The following table outlines the exchange rates that are used in preparing these unaudited condensed consolidated financial statements.

As of
	October 31, 2025	April 30, 2025
Year end spot rates
HK$	US$1 = HK$7.77	US$1 = HK$7.75

	For the Six Months Ended
	October 31,
	2025	2024
Average rates
HK$	US$1 = HK$7.81	US$1 = HK$7.80

Fair value of financial instruments

The fair value of a financial instrument is defined as the exchange price that would be received from an asset or paid to transfer a liability (as exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

Level 1 – Quoted prices in active markets for identical assets and liabilities.

Level 2 – Quoted prices in active markets for similar assets and liabilities, or other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

As of October 31, 2025 and April 30, 2025, financial instruments of the Group comprised primarily cash, accounts receivable, loan receivable, other assets, investments in insurance policies, and other payables. The Group concludes that the carrying amounts of these financial instruments approximate their fair values, due to the short-term nature of these instruments and the terms closely approximating market conditions.

F-37

CHAINON GROUP LIMITED

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended October 31, 2025 and 2024

3. Summary of Significant Accounting Policies (Continued)

Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence of the same party, such as a family member or relative, shareholder, or a related corporation.

Commitments and contingencies

In the normal course of business, the Group is subject to contingencies, such as legal proceedings and claims arising out of its business, which cover a wide range of matters. Liabilities for contingencies are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

If the assessment of a contingency indicates that it is probable that a material loss is incurred and the amount of the liability can be estimated, then the estimated liability is accrued in the Group’s unaudited condensed consolidated financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee would be disclosed.

Recent accounting pronouncements

The Group considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued. Under the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”), the Group meets the definition of an emerging growth company, or EGC, and has elected the extended transition period for complying with new or revised accounting standards, which delays the adoption of these accounting standards until they would apply to private companies. Therefore, the Group’s unaudited condensed consolidated financial statements may not be comparable to those of companies that comply with public company effective dates.

Recently issued accounting pronouncements adopted

In April 2019, the FASB issued ASU 2019-04, Codification Improvements to Topic 326, Financial Instruments-Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments, which amends and clarifies several provisions of Topic 326. In May 2019, the FASB issued ASU 2019-05, Financial Instruments-Credit Losses (Topic 326) Targeted Transition Relief, which amends Topic 326 to allow the fair value option to be elected for certain financial instruments upon adoption. ASU 2019-10 extended the effective date of ASU 2016-13 until December 15, 2022. This standard replaces the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss (“CECL”) methodology. CECL requires an estimate of credit losses for the remaining estimated life of the financial asset using historical experience, current conditions, and reasonable and supportable forecasts and generally applies to financial assets measured at amortized cost, including loan receivable and held-to-maturity debt securities, and some off-balance sheet credit exposures such as unfunded commitments to extend credit. Financial assets measured at amortized cost will be presented at the net amount expected to be collected by using an allowance for credit losses. The Group adopted this accounting guidance on May 1, 2022. The adoption of the standard did not have a material impact on the Group’s unaudited condensed consolidated financial statements.

In November 2023, the FASB issued ASU 2023-07, “Segment Reporting (Topic 280)” (“ASU 2023-07”). The amendments in ASU 2023-07 improve financial reporting by requiring disclosure of incremental segment information on an annual and interim basis for all public entities to enable investors to develop more decision useful financial analyses. Topic 280 requires a public entity to report a measure of segment profit or loss that the chief operating decision maker (CODM) uses to assess segment performance and make decisions about allocating resources. Topic 280 also requires other specified segment items and amounts, such as depreciation, amortization, and depletion expense, to be disclosed under certain circumstances. The amendments in ASU 2023-07 do not change or remove those disclosure requirements. The amendments in ASU 2023-07 also do not change how a public entity identifies its operating segments, aggregates those operating segments, or applies the quantitative thresholds to determine its reportable segments. The amendments in ASU 2023-07 are effective for years beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024, adopted retrospectively. The Group adopted this accounting guidance for the year ended April 30, 2024, and applied it retrospectively to all prior periods presented in the unaudited condensed consolidated financial statements. The adoption had no material impact on reportable segments identified and had no effect on the Group’s unaudited condensed consolidated financial position, results of operations, or cash flows.

Recent accounting pronouncements not yet adopted

In December 2023, the FASB issued ASU 2023-09, Improvement to Income Tax Disclosure. This standard requires more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. This standard also includes certain other amendments to improve the effectiveness of income tax disclosures. ASU 2023-09 is effective for public business entities, for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. The Group is in the process of evaluation the impact of adopting this new guidance on its unaudited condensed consolidated financial statement.

F-38

CHAINON GROUP LIMITED

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended October 31, 2025 and 2024

3. Summary of Significant Accounting Policies (Continued)

In November 2024, the FASB issued ASU No. 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”), and in January 2025, the FASB issued ASU No. 2025-01, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date (“ASU 2025-01”). ASU 2024-03 requires additional disclosure of the nature of expenses included in the income statement as well as disclosures about specific types of expenses included in the expense captions presented in the income statement. ASU 2024-03, as clarified by ASU 2025-01, is effective for annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Both early adoption and retrospective application are permitted. The Group is currently evaluating the impact of this accounting standard update on its unaudited condensed consolidated financial statements and related disclosures.

In July 2025, the FASB issued ASU 2025-05, which amends ASC 326-20 to provide a practical expedient (for all entities) and an accounting policy election (for all entities, other than public business entities, that elect the practical expedient) related to the estimation of expected credit losses for current accounts receivable and current contract assets that arise from transactions accounted for under ASC 606. The Board developed the new guidance in conjunction with the Private Company Council to address concerns from stakeholders that estimating expected credit losses can be costly and complex for such transactions. ASU 2025-05 is effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods, with early adoption permitted. Entities should apply the new guidance prospectively. The Group is currently evaluating the impact of this accounting standard update on its unaudited condensed consolidated financial statements and related disclosures.

The Group does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the unaudited condensed consolidated financial position, statements of operations and comprehensive income and statements of cash flows.

4. Risks and Uncertainty

Currency risk

The Group’s operating activities are mainly transacted in HK$ which is also its functional currency. Foreign exchange risk arises from future commercial transactions, recognized assets and liabilities and net investments in foreign operations. The Group considers the foreign exchange risk in relation to transactions denominated in HK$ with respect to US$ is not significant as HK$ is pegged to US$.

The Group considers that the overall foreign exchange risk is not significant, and the Group has not used any instruments or derivatives to manage or hedge the risk.

Credit risks

Financial instruments that potentially subject the Group to the credit risks consist of cash, accounts receivable, loan receivable, investments in life insurance policies. The maximum exposures of such assets to credit risk are their carrying amounts as of the balance sheet dates.

The Group deposits its cash with reputable banks located in Hong Kong. As of October 31, 2025 and April 30, 2025, $248,584 and $188,639 were deposited with these banks, respectively. Balances maintained with banks in Hong Kong are insured under the Deposit Protection Scheme introduced by the Hong Kong Government for a maximum amount of HK$500,000 (equivalent to $64,476) and further increased to HK$800,000 (equivalent to $103,162), effective October 1, 2024, for each depositor at one bank, whilst the balances maintained by the Group may at times exceed the insured limits. Cash balances maintained with banks in Hong Kong are not otherwise insured by the Federal Deposit Insurance Corporation or other programs. The Group has not experienced any losses in these bank accounts and management believes that the Group is not exposed to any significant credit risk on cash.

Assets that potentially subject the Group to significant credit risks primarily consist of accounts receivable, loan receivable, and investments in life insurance policies. The Group performs regular and ongoing credit assessments of the counterparts’ financial conditions and credit histories. The Group also assesses historical collection trends, aging of receivables and general economic conditions. The Group considers that it has adequate controls over these receivables in order to minimize the related credit risk. As of October 31, 2025, and April 30, 2025, the Group recorded an allowance for expected credit losses of $20,791 and $nil, respectively.

Concentration risks

For the six months ended October 31, 2025 and 2024, all of the Group’s assets were located in Hong Kong. At the same time, the Group considers that it is exposed to the following concentrations of risk:

(a)	Major customers

For the six months ended October 31, 2025, two customers accounted for 10% or more of the Group’s total revenues. Revenues from these two customers accounted for 36% and 34% of the Group’s total revenues, respectively. For the six months ended October 31, 2024, three customers accounted for 10% or more of the Group’s total revenues. Revenues from these three customers accounted for 42%, 24% and 20% of the Group’s total revenues, respectively.

	For the Six Months Ended October 31, 2025		For the Six Months Ended October 31, 2024
	Revenues	% of	Revenues	% of
Customers	(Unaudited)	revenues	(Unaudited)	revenues
Customer A	$929,313	36%	$189,305	24%
Customer K	877,538	34%	-	-
Customer B	-	-%	330,310	42%
Customer D	3,647	-%	155,123	20%
Total	$1,810,498	70%	$674,738	86%

F-39

CHAINON GROUP LIMITED

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended October 31, 2025 and 2024

4. Risks and Uncertainty (Continued)

(b)	Major suppliers

For the six months ended October 31, 2025, two suppliers accounted for 10% or more of the Group’s cost of revenues. Cost of revenues from these two suppliers accounted for 50% and 34% of the Group’s total cost of revenues, respectively. For the six months ended October 31, 2024, two suppliers accounted for 10% or more of the Group’s cost of revenues. Cost of revenues from these two suppliers accounted for 41% and 36% of the Group’s total cost of revenues, respectively.

	For the Six Months Ended October 31, 2025		For the Six Months Ended October 31, 2024
	Cost of revenues	% of cost of	Cost of revenues	% of cost of
Suppliers	(Unaudited)	revenues	(Unaudited)	revenues
Supplier C	$722,275	50%	$135,019	36%
Supplier A	491,047	34%	153,882	41%
Total:	$1,213,322	84%	$288,901	77%

(c)	Receivables

The following table sets forth information as to each customer that accounted for 10% or more of the Group’s total accounts receivable, before allowance for expected credit losses, as of October 31, 2025 and April 30, 2025.

	As of October 31, 2025		As of April 30, 2025
	Accounts receivable	% of accounts receivable,	Accounts receivable	% of accounts receivable,
Customers	(Unaudited)	gross	(Audited)	gross
Customer K	$374,726	48%	$-	-%
Customer A	181,921	23%	120,055	36%
Customer G	-	-%	38,686	12%
Customer H	-	-%	36,979	11%
Customer I	-	-%	32,238	10%
Total:	$556,647	71%	$227,958	69%

(d)	Payables

As of October 31, 2025 and April 30, 2025, the Group had no outstanding accounts payable.

Interest rate risk

Fluctuations in market interest rates may negatively affect the Group’s financial condition and results of operations. The Group is exposed to floating interest rate risk on bank deposits and bank overdrafts, particularly during periods when the interest rate is expected to significant changes. Nevertheless, given the amounts of bank deposits and bank overdrafts in question, the Group considers its interest rate risk to be manageable and not likely to cause significant disruption to the business. The Group has not used any instruments or derivatives to manage or hedge its interest rate risk exposure.

F-40

CHAINON GROUP LIMITED

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended October 31, 2025 and 2024

5. Accounts Receivable, Net

As of October 31, 2025 and April 30, 2025, accounts receivable, net consisted of the following balances:

	As of
	October 31, 2025	April 30, 2025
	(Unaudited)	(Audited)
Accounts receivable	$780,145	$329,999
Less: allowance for expected credit losses	(20,791)	-
Total accounts receivable, net	$759,354	$329,999

The movement of allowance for expected credit losses against accounts receivable is as follow:

	As of
	October 31, 2025	April 30, 2025
	(Unaudited)	(Audited)
Balance at the beginning of the period/year	$-	$-
Provision of expected credit losses	20,678	-
Effect of exchange rate changes	113	-
Balance at the end of the period/year	$20,791	$-

Subsequent to October 31, 2025 and up to the date on which the Company issues these unaudited condensed consolidated financial statements, $603,317, or 77% of the accounts receivable outstanding as of October 31, 2025 had been received.

6. Loan Receivable

As of October 31, 2025 and April 30, 2025, loan receivable consisted of the following balances:

	As of
	October 31, 2025	April 30, 2025
	(Unaudited)	(Audited)
Loan receivable	$-	$60,430
Less: allowance for expected credit losses	-	-
Total loan receivable	$-	$60,430

As of October 31, 2025, no loan receivable was recognized.

As of April 30, 2025, the loan receivable represented a loan to Winstontech Limited, which was a related party of the Group from October 2020 until it ceased to be a related party on March 25, 2025. The balance was unsecured and bore interest at a flat amount of HK$83,000 (equivalent to $10,658). The loan had a term of 12 months commencing on September 16, 2024 and maturing on September 16, 2025. This balance was fully settled in July 2025.

7. Prepayments and Other Assets

As of October 31, 2025 and April 30, 2025, prepayments and other assets consisted of the following:

	As of
	October 31, 2025	April 30, 2025
	(Unaudited)	(Audited)
Prepaid expenses	$138,966	$-
Rental deposits	19,301	-
Total prepayments and other assets	$158,267	$-

As of October 31, 2025 and April 30, 2024, no allowance for expected credit loss against other assets was recognized.

8. Operating lease right-of-use (ROU) assets, Net and Operating Lease Liabilities

The Group has operating leases for office. The lease agreements do not specify an explicit interest rate. The Group’s management believes that using an incremental borrowing rate of 3% p.a. over 1-month Hong Kong Interbank Offered Rate (“HIBOR”) was the most indicative rate of the Group’s borrowing cost for the calculation of the present value of the lease payments at the lease inception.

As of October 31, 2025 and April 30, 2025, the Group subsisted of the following non-cancellable lease contracts.

Description of lease	Lease term
Office at the 21st floor of G.D. Real Estate Tower, Central, Hong Kong	2 years from June 1, 2025, to May 31, 2027
Office at Flat 411, Wing On Plaza, Tsim Sha Tsui, Hong Kong	2 years from July 1, 2023 to June 30, 2025

F-41

CHAINON GROUP LIMITED

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended October 31, 2025 and 2024

8. Operating lease right-of-use (ROU) assets, Net and Operating Lease Liabilities (Continued)

a)	Amounts recognized in the unaudited condensed consolidated balance sheets:

	As of
	October 31, 2025	April 30, 2025
	(Unaudited)	(Audited)
Right-of-use assets	$166,663	$1,815

Operating lease liabilities
Current	$111,222	$-
Non-current	66,902	-
	$178,124	$-

Weighted average remaining lease terms (in years)	1.58	0.17

b)	Information related to operating lease activities during the six months ended October 31, 2025 and 2024 are as follows.

	For the Six Months Ended
	October 31,
	2025	2024
	(Unaudited)	(Unaudited)
Amortization of ROU assets	$43,655	$4,575
Accretion of interest on operating lease liabilities	3,136	840
Total operating lease expenses	$46,791	$5,415

c)	The following table summarizes the remaining contractual maturities of lease liabilities, categorized by the year in which such lease liabilities are required to be settled, under operating leases as of October 31, 2025:

During the years ending:
April 30, 2026	$115,805
April 30, 2027	67,553
Total future lease payments	183,358
Less: imputed interest	(5,234)
Present value of lease obligations	$178,124

The weighted-average discount rate used to determine the operating lease liabilities as of October 31, 2025 and April 30, 2025 were 3.89% and 7.93%, respectively.

F-42

CHAINON GROUP LIMITED

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended October 31, 2025 and 2024

9. Property and Equipment, Net

As of October 31, 2025 and April 30, 2025, property and equipment, net, consisted of the following:

	As of
	October 31, 2025	April 30, 2025
	(Unaudited)	(Audited)
Computer and office equipment	$175,508	$157,889
Leasehold improvement	20,874	-
Less: accumulated depreciation	(65,996)	(45,351)
Total property and equipment, net	$130,386	$112,538

Depreciation expense was $20,630 and $11,791 for the six months ended October 31, 2025 and 2024, respectively.

10. Investments in Life Insurance Policies

As of October 31, 2025 and April 30, 2025, the investments in life insurance policies consisted of the following:

	As of
	October 31, 2025	April 30, 2025
	(Unaudited)	(Audited)
Manulife insurance policy	$205,610	$200,905
Total investments in life insurance policies	$205,610	$200,905

On December 28, 2021, the Group entered into a life insurance policy with Manulife International Limited (“Manulife”) to insure the life of Mr. Wai Lun Lau, who is the ultimate shareholder and director of the Group, with an insurance premium totaling $211,337. The Group is the policy owner and beneficiary of the insurance policy. The insurance premium of $211,337 was fully settled in February 2022. Death compensation under the policy is $700,000. The Group can surrender the life insurance policy at any time with no restrictions and will receive the cash surrender value at the date of termination. This value is determined by the premium paid plus accumulated interest earned, minus the accumulated insurance policy charges and surrender charges, as defined under the policy and provided by the insurer. The policy has been pledged as collateral for banking facilities with an aggregate limit of HK$1.2 million (approximately $154,742) granted by DBS Bank (Hong Kong) Limited (“DBS”).

As of October 31, 2025 and April 30, 2025, the investments in the Manulife insurance policy were recognized at their cash surrender values of $205,610 and $200,905, respectively, as defined under the policy.

11. Deferred Initial Public Offering (“IPO”) Costs

As of October 31, 2025 and April 30, 2025, deferred IPO costs, consisted of the following:

	As of
	October 31, 2025	April 30, 2025
	(Unaudited)	(Audited)
Financial advisory fees	$180,141	$140,300
Legal service fees	104,549	-
Miscellaneous expenses	20,062	-
Total deferred IPO costs	$304,752	$140,300

12. Contract liabilities

The movement in contract liabilities is as follows:

	As of
	October 31, 2025	April 30, 2025
	(Unaudited)	(Audited)
Balance at beginning of the period/year	$13,124	$165,790
Decrease in contract liabilities as a result of recognizing related portion as revenues during the period/year	(13,124)	(178,349)
Increase in contract liabilities as a result of billings in advance of performance obligation under related contracts	-	25,683
Balance at end of the period/year	$-	$13,124

13. Bank Overdrafts

The banking facilities as of October 31, 2025, and April 30, 2025, are illustrated as follows.

		Nature of	Amount of		As of
Date of banking facility	Provider	banking facility	banking facility		October 31, 2025	April 30, 2025
December 6, 2022	DBS	Bank overdraft	HK$	1,200,000	$-	$-

F-43

CHAINON GROUP LIMITED

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended October 31, 2025 and 2024

13. Bank Overdrafts (Continued)

As of October 31, 2025 and April 30, 2025, no bank overdrafts were recognized.

The Group obtained a banking facility on bank overdraft from DBS, totaling HK$1.2 million (approximately $154,742) on December 6, 2022. The securities provided under this banking facility include (i) a pledge of the Group’s Manulife insurance policy insuring the life of Mr. Wai Lun Lau, the ultimate shareholder and director of the Group, with a death compensation of $700,000; and (ii) a personal guarantee in full from Mr. Wai Lun Lau. No other significant covenants are identified in the banking facility. The facility is a revolving credit arrangement, which does not prescribe a fixed repayment date. The interest rate applied to the bank overdraft is 3% per annum over 1-month HIBOR.

For the six months ended October 31, 2025 and 2024, interest expenses incurred on the bank overdraft were $2,164 and $4,637, respectively.

14. Shareholders’ Equity

Ordinary shares

The Company was established under the laws of Cayman Islands on October 9, 2025, with an authorized capital of 40,000 Class A ordinary shares and 10,000 Class B ordinary shares, each with a par value of $1 per share.

As stipulated in the Company’s Memorandum and Articles of Association, each Class B Ordinary Share shall be convertible into one Class A Ordinary Share at the option of the holders of Class B Ordinary Shares, at any time and without the payment of any additional sum; Conversely, holders of Class A Ordinary Shares shall have no rights to convert Class A Ordinary Shares into Class B Ordinary Shares under any circumstances.

In addition, holders of both Class A and Class B ordinary shares were entitled to receive dividends paid by the Company at the same rate and had equal rights to the surplus assets of the Company upon its liquidation, as stipulated in the Company’s Memorandum and Articles of Association. Holders of Class A ordinary shares shall be entitled to one vote on all matters subject to the vote at general meetings of the Company, while holders of Class B ordinary shares shall be entitled to twenty votes on all matters subject to the vote at general meetings of the Company. These shares ranked pari passu in all other respects.

On the date of incorporation, one Class B ordinary share was issued with a par value of $1 per share to the Company’s registered agent. On October 13, 2025, 100% ownership of the Company was transferred from the registered agent to Invincible Legend Limited, which is a BVI company wholly owned by Mr. Wai Lun Lau. On the same date, an additional 8,000 Class A ordinary shares and 1,999 Class B ordinary shares were issued and allotted to Invincible Legend Limited at the time, each with a par value of $1 per share.

On January 27, 2026, the Company effected a 1-for-2,500 share subdivision converting each issued ordinary share of $1.00 par value into 2,500 ordinary shares of $0.0004 par value. The shareholders of the Company resolved to subdivide its authorized share capital of $50,000 divided into 125,000,000 shares, comprising 100,000,000 Class A ordinary shares and 25,000,000 Class B ordinary shares, each with a par value of $0.0004 per share. As a result, 20,000,000 Class A ordinary shares and 5,000,000 Class B ordinary shares were issued and outstanding.

Following the subdivision, on January 27, 2026, the Company further allotted 5,000,000 ordinary shares, par value $0.0004 per share, to its shareholders on a pro rata basis at a ratio of one new share for every five existing shares held, resulting in the issuance of 4,000,000 Class A ordinary shares and 1,000,000 Class B ordinary shares to the Company’s existing shareholders.

In connection with the 1-for-2,500 share subdivision effected on January 27, 2026 and the allotment of 5,000,000 ordinary shares to the Company’s existing shareholders on January 27, 2026, the Company determined that these transactions did not involve any proceeds received by the Company and did not result in any change in the shareholders’ proportionate ownership interests. Accordingly, the Company accounted for these transactions as a share split and a recapitalization prior to the completion of its initial public offering. The effects of the share subdivision and share issuance have been reflected retrospectively for all periods presented for purposes of earnings per share, in accordance with ASC 260, Earnings Per Share.

As of the result of the above transactions, a total of 24,000,000 Class A ordinary shares and 6,000,000 Class B ordinary shares, each with a par value of $0.0004 per share, were issued and outstanding as of October 31, 2025 and April 30, 2025. As of the date of these unaudited condensed consolidated financial statements are issued, the consideration of these 30,000,000 ordinary shares had not been settled by the Company’s shareholder and was recognized as subscription receivables in these unaudited condensed consolidated financial statements.

Forgiveness of loan by the ultimate shareholder

Pursuant to the instruction letter from Mr. Wai Lun Lau dated January 2, 2022, and the related board resolution, Mr. Wai Lun Lau, who is the controlling shareholder of ChainOn HK, at the time agreed to waive the loan due to him by the Group with an amount totaling HK$15,689,296 (approximately $1,999,528), in form of capital contributions to strengthen the capital base of the Group. Accordingly, the balance was recognized as additional paid-in capital under shareholders’ equity.

15. Income Taxes

Cayman Islands and British Virgin Islands

Under the current and applicable laws of Cayman Islands and British Virgin Islands, the Group is not subject to tax on income or capital gains under this jurisdiction.

Hong Kong

The operating subsidiary of the Group, ChainOn HK, is incorporated in Hong Kong and is subject to Hong Kong Profits Tax on the taxable income as reported in their respective statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. For the six months ended October 31, 2025 and 2024, Hong Kong Profits Tax is calculated in accordance with the two-tiered profits tax rates regime. The applicable income tax rate for the first HK$2 million (equivalent to $256,835) of assessable profits is 8.25% whereas assessable profits above HK$2 million (equivalent to $256,835) will be subject to an income tax rate of 16.5%.

F-44

CHAINON GROUP LIMITED

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended October 31, 2025 and 2024

15. Income Taxes (Continued)

The current and deferred portions of the income tax expenses included in the unaudited condensed consolidated statements of operations and comprehensive income as determined in accordance with ASC 740 are as follows.

	For the Six Months Ended
	October 31,
	2025	2024
	(Unaudited)	(Unaudited)
Current income tax	$54,282	$-
Deferred taxes	47,920	53,741
Income tax expenses	$102,202	$53,741

A reconciliation of the difference between the expected income tax expense computed at Hong Kong income tax rate of 16.5% and the Group’s reported income tax expense is shown in the following table.

	For the Six Months Ended
	October 31,
	2025	2024
	(Unaudited)	(Unaudited)
Profit before income taxes	$752,482	$333,235
Hong Kong Profits Tax rate	16.50%	16.50%
Income taxes computed at Hong Kong Profits Tax rate	124,160	54,984
Income not taxable	(843)	(1,243)
Tax effect of lower tax rate under Hong Kong’s two-tiered profits tax rate	(21,115)	-
Income tax expense	$102,202	$53,741

The following table reconciles the statutory tax rate to the Group’s effective tax rate for the six months ended October 31, 2025 and 2024.

	For the Six Months Ended
	October 31,
	2025	2024
	(Unaudited)	(Unaudited)
Hong Kong Profits Tax rate	16.50%	16.50%
Income not taxable	(0.11%)	(0.37%)
Tax effect of lower tax rate under Hong Kong’s two-tiered profits tax rate	(2.81%)	-%
Effective tax rate	13.58%	16.13%

Deferred tax

The Group measures deferred tax assets and liabilities based on the difference between the financial statement and tax bases of assets and liabilities at the applicable tax rates. Components of the Group’s deferred tax assets and liabilities are as follows.

	As of
	October 31, 2025	April 30, 2025
	(Unaudited)	(Audited)
Deferred tax assets:
Net operating losses carry forwards	$-	$49,580
Allowance for expected credit losses	3,430	-
Depreciation and amortization	23,299	25,494
Total deferred tax assets	26,729	75,074

Deferred tax assets, net	$26,729	$75,074

Movement of the Group’s deferred tax assets, net, during the period/year is as follows.

	As of
	October 31, 2025	April 30, 2025
	(Unaudited)	(Audited)
Balance at beginning of the period/year	$75,074	$242,726
Charged to the profit or loss	(47,920)	(169,020)
Effect of exchange rate changes	(425)	1,368
Balance at end of the period/year	$26,729	$75,074

Under relevant Hong Kong tax laws, tax case is normally subject to investigation by the tax authority for up to 6 years of assessment prior to the current year of assessment, unless in a case of fraud or willful evasion, then the investigation can be extended to cover 10 years of assessment.

As of October 31, 2025 and April 30, 2025, the Group had no open tax investigation from the tax authority.

F-45

CHAINON GROUP LIMITED

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended October 31, 2025 and 2024

16. Related Party Transaction and Balance

a. Nature of relationships with related parties

Name	Relationship with the Group
Mr. Wai Lun Lau	Ultimate shareholder and director of the Group since Mr. Wai Lun Lau is sole shareholder of Invincible Legend Limited, which is a controlling party of the Group.
Ms. Ho Yin Chan	Member of the immediate family of Mr. Wai Lun Lau, who is the ultimate shareholder and director of the Group.
Winstontech Limited

Under the significant influence of Ms. Ho Yin Chan, a member of the immediate family of Mr. Wai Lun Lau, the ultimate shareholder and director of the Group. Ms. Chan was the sole shareholder of Winstontech Limited.

Ms. Chan ceased to be the sole shareholder of Winstontech Limited with effect from March 25, 2025. Consequently, Winstontech Limited is no longer considered a related party of the Group as of that date.

b. Transactions with related parties

			For the Six Months Ended
			October 31,
Name		Nature	2025	2024
			(Unaudited)	(Unaudited)
Winstontech Limited	(1)	Project development service income	$-	$34,808
	(2)	Interest income from loan receivable	$-	$1,341

(1)	For the six months ended October 31, 2024, the amounts represented project development service income earned from Winstontech Limited.

(2)	For the six months ended October 31, 2024, the amounts represented interest income earned from loan receivable with Winstontech Limited.

F-46

CHAINON GROUP LIMITED

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended October 31, 2025 and 2024

17. Commitments and Contingencies

Commitments

As of October 31, 2025 and April 30, 2025, the Group had neither significant financial nor capital commitment.

Contingencies

As of October 31, 2025 and April 30, 2025, the Group was not a party to any material legal or administrative proceedings. The Group further concludes that there were no legal or regulatory proceedings, either individually or in the aggregate, that could have resulted in an unfavorable outcome with a material adverse effect on the Group’s results of operations, financial condition, or cash flows.

18. Segment information

The Group uses the management approach to determine reportable operating segments. The management approach considers the internal organization and reporting used by the Group’s CODM, specifically the Group’s CEO and CFO, for making decisions, allocating resources and assessing performance.

The CODM considers the Group carries out all its business activities and operations in Hong Kong. All transactions are concluded and completed in Hong Kong with similar terms and conditions. Internally, the Group reports costs and expenses by nature as a whole for management decision-making and assessment. Based on management’s assessment, the Group determines that it has only one operating segment and therefore one reportable segment as defined by ASC 280. Furthermore, since all the Group’s revenues are derived in Hong Kong with all operations being carried out in Hong Kong, no geographical segment is presented. The Group concludes that it has only one reportable segment.

The CODM of the Group primarily utilizes the net income to monitor budget-to-actual performance and to assess the adequacy of capital resources for marketing and development. The following table presents the significant revenue and expense categories in the Group’s single operating segment.

	For the Six Months Ended
	October 31,
	2025	2024
	(Unaudited)	(Unaudited)
Revenues	$2,599,156	$786,984
Cost of revenues	(1,447,282)	(372,728)
Selling and marketing expenses	(67,921)	(86,933)
General and administrative expenses	(339,222)	(19,491)
Other segment expenses	(94,451)	(28,338)
Net income of single operating segment	$650,280	$279,494

19. Subsequent Events

As highlighted in Note 1, subsequent to October 31, 2025, management effected (i) the Reorganization dated November 12, 2025; (ii) the 1-for-2,500 share subdivision on January 27, 2026; and (iii) the allotment of 5,000,000 ordinary shares to the Company’s existing shareholders on January 27, 2026. All shares and amounts presented in these unaudited condensed consolidated financial statements have been retroactively adjusted to reflect these transactions. As a result, a total of 24,000,000 Class A Ordinary Shares and 6,000,000 Class B Ordinary Shares, each with a par value of $0.0004 per share, were issued and outstanding as of October 31, 2025.

The Group evaluated all events and transactions that occurred after October 31, 2025 up through the date the Group issued the unaudited condensed consolidated financial statements. Other than the events disclosed above and elsewhere in these unaudited condensed consolidated financial statements, there is no other subsequent event occurred that would require recognition or disclosure in the Group’s unaudited condensed consolidated financial statements.

F-47

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6. INDEMNIFICATION OF DIRECTORS AND EXECUTIVE OFFICERS

Cayman Islands’ laws do not prohibit or restrict a company from indemnifying its directors and officers against personal liability for any loss they may incur arising out of the Company’s business, except to the extent such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. The indemnity extends only to liability for their own negligence and breach of duty other than breaches of fiduciary duty and not where there is evidence of dishonesty, willful default or fraud.

Our Articles of Association provides that every director, secretary or officer (other than the auditors) for the time being of the Company acting in relation to the affairs of the Company shall, in the absence of actual fraud or willful default or as otherwise required by law, be indemnified by our Company against all costs, losses, damages and expenses, including travelling expenses, which any such director, secretary, or officer may incur or become liable in respect of by reason of any contract entered into, or act or thing done by him as such director, secretary or officer or in any way in or about the execution of his duties and the amount for which such indemnity is provided shall immediately attach as a lien on the property of the Company.

We intend to enter into indemnification agreements with each of our directors and Executive Officers. These agreements will require us to indemnify these individuals to the fullest extent permitted under Cayman Islands law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified, subject to our Company reserving its rights to recover the full amount of such advances in the event that he or she is subsequently found to have been negligent or otherwise have breached his or her trust or fiduciary duties to our Company or to be in default thereof, or where the Cayman Islands courts have declined to grant relief.

The form of indemnification agreement to be entered into prior to effectiveness of this registration statement will also provide for indemnification of us and our Executive Officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, Executive Officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7. RECENT SALES OF UNREGISTERED SECURITIES

During the past three years, we have issued and sold the following securities without registering such securities under the Securities Act. We believe that each of the following issuances was exempt from registration under the Securities Act pursuant to Section 4(a)(2) of the Securities Act regarding transactions not involving a public Offering or in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions. No underwriters were involved in these issuances of securities.

Class A Ordinary Shares and Class B Ordinary Shares

On October 13, 2025, 8,000 Class A Ordinary Shares and 2,000 Class B Ordinary Shares of the Company credited as fully paid at par value ($10,000 in total), were allotted and issued to Invincible Legend Limited, a company wholly-owned by Mr. Wai Lun Lau.

On January 21, 2026, our founding shareholder, Invincible Legend Limited, a company wholly owned by Mr. Wai Lun Lau, sold 2,240 Class A Ordinary Shares to Six Pre-IPO Investors, representing 28% of Mr. Wai Lun Lau’s outstanding Class A Ordinary Shares, for US$2,688,000 in total. None of the Six Pre-IPO Investors beneficially owns more than 5% of our Class A Ordinary Shares. After the Share Subdivision and the Pro Rata Allotment were completed on January 27, 2026, Six Pre-IPO Investors held 6,720,000 Class A Ordinary Shares.

II-1

ITEM 8. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)	Exhibits

See “Exhibit Index” beginning on page II-4 of this registration statement.

(b)	Financial Statement Schedules

All supplement schedules are omitted because of the absence of conditions under which they are required or because the data is shown in the financial statements or notes thereto.

ITEM 9. UNDERTAKINGS

(a) The undersigned Registrant hereby undertakes:

1. To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement, unless the information required to be included in a post-effective amendment by paragraphs (i), (ii) and (iii) below is contained in reports filed with or furnished to the SEC by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of a prospectus filed pursuant to Rule 424(b) that is part of the registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum Offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

2. That, for the purpose of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the Offering of such securities at that time shall be deemed to be the initial bona fide Offering thereof.

3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the Offering.

4. To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed Offering or throughout a continuous Offering. Financial statements and information otherwise required by Section 10(a)(3) of the Securities Act of 1933, as amended, need not be furnished, provided, that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.

5. That, for the purpose of determining liability under the Securities Act of 1933, as amended, to any purchaser;

(i) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

II-2

(ii) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an Offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the Offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the Offering of such securities at that time shall be deemed to be the initial bona fide Offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

6. That, for the purpose of determining liability of a registrant under the Securities Act of 1933, as amended, to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary Offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of an undersigned registrant relating to the Offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the Offering prepared by or on behalf of an undersigned registrant or used or referred to by an undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the Offering containing material information about an undersigned registrant or its securities provided by or on behalf of an undersigned registrant; and

(iv) Any other communication that is an offer in the Offering made by an undersigned registrant to the purchaser.

7. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

II-3

EXHIBIT INDEX

Exhibit No.	Description of document
1.1*	Form of Underwriting Agreement
3.1*	Amended and Restated Memorandum and Articles of Association of the Registrant
4.1*	Specimen Certificate for Class A Ordinary Shares
5.1*	Opinion of Ogier regarding the validity of securities being registered
5.2*	Opinion of Stevenson, Wong & Co. regarding Hong Kong legal matters
5.3*	Opinion of China Commercial Law Firm regarding Hong Kong legal matters
8.1*	Opinion of Ogier regarding certain Cayman Islands tax matters (included in Exhibit 5.1)
8.2*	Opinion of Stevenson, Wong & Co. regarding certain Hong Kong tax matters (included in Exhibit 5.2)
10.1*	Form of Indemnification Agreement between the Registrant and its directors and executive officers
10.2*	Form of Employment Agreement between the Registrant and its executive officers
10.3*	Form of Director Offer Letter between the Registrant and its directors
10.4*	Standard Project Development Agreement by and between ChainOn Technology (HK) Limited and Clients
10.5*	Software Development Service Agreement by and between ChainOn Technology (HK) Limited and Supplier A dated October 19, 2024
10.6*	Technology Development Agreement by and between ChainOn Technology (HK) Limited and Supplier B dated January 3, 2025
10.7*	Custom Software Development Service Agreement by and between ChainOn Technology (HK) Limited and Supplier C dated May 14, 2024
14.1*	Code of Ethics of the Registrant
21.1*	List of Subsidiaries of the Registrant
23.1*	Consent of J&S Associate PLT
23.2*	Consent of Ogier (included in Exhibit 5.1)
23.3*	Consent of Stevenson, Wong & Co. (included in Exhibit 5.2)
23.4*	Consent of China Commercial Law Firm (included in Exhibit 5.3)
23.5*	Consent of Ms. Ke Yi Audrey Terng to be named as a director nominee
23.6*	Consent of Ms. Sau Yuk Lam to be named as a director nominee
23.7*	Consent of Mr. Hong Cheuk Foster Yim to be named as a director nominee
23.8*	Consent of Frost & Sullivan
24.1*	Power of Attorney (included on signature page to this filing of the Registration Statement on Form F-1)
99.1*	Form of Audit Committee Charter
99.2*	Form of Compensation Committee Charter
99.3*	Form of Nominating and Corporate Governance Committee Charter
99.4*	Code of Business Conduct and Ethics of the Registrant
107*	Filing Fee Table

*	To be filed by amendment.
**	Filed herewith.

II-4

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Hong Kong, on [*], 2026.

ChainOn Group Limited

By:	/s/ [*]
Name:	Lok Him Kelvin Yan
Title:	Chief Executive Officer and Chairman of the Board of Directors
(Principal Executive Officer)

ChainOn Group Limited

By:	/s/ [*]
Name:	Leo Leong
Title:	Chief Financial Officer and Director
(Principal Accounting and Financial Officer)

POWER OF ATTORNEY

We, the undersigned directors of ChainOn Group Limited and executive officers of ChainOn Group Limited and its subsidiaries hereby severally constitute and appoint, Lok Him Kelvin Yan, singly (with full power to act alone), our true and lawful attorneys-in-fact and agent, with full power of substitution and resubstitution in him for him and in his name, place and stead, and in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement (or any other registration statement for the same Offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act), and to file the same, with all exhibits thereto and other documents in connection therewith, with the SEC, granting unto said attorneys-in-fact and agents, and him, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as full to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ [*]
Lok Him Kelvin Yan	Chief Executive Officer and Chairman of the Board of Directors	[*], 2026
(Principal Executive Officer)

/s/ [*]
Leo Leong	Chief Financial Officer and Director	[*], 2026
(Principal Accounting and Financial Officer)

/s/ [*]
Ke Yi Audrey Terng	Independent Director	[*], 2026

/s/ [*]
Sau Yuk Lam	Independent Director	[*], 2026

/s/ [*]
Hong Cheuk Foster Yim	Independent Director	[*], 2026

II-5

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933 as amended, the undersigned, the duly authorized representative in the United States of America, has signed this registration statement thereto in New York, NY on [*], 2026.

By:	/s/ [*]
Name:	[*]
Title:	[*]

II-6